Built for Growth. Marex Group plc – Annual Report 2025

Marex provides market access, infrastructure services and essential liquidity to clients across global markets. Download our online report | www.ir.marex.com/financials/annual-reports What’s inside Strategic report 1 2025 highlights 2 Marex at a glance 3 Our history 4 Chair’s review 6 Chief Executive Officer’s review 9 Our investment case 10 Our business model 11 Our markets 12 Competitive environment 13 Our strategy 16 Strategy in action 18 People and culture 19 Key performance indicators 20 Managing our risk 36 Financial review 44 Business review 52 Sustainability 66 Climate-related financial disclosure (‘CFD’) statement 87 Section 172 – Companies Act 2006 statement Corporate governance 91 Board of Directors 94 Corporate governance 98 Board activities timeline 99 Audit and Compliance Committee 101 Risk Committee 103 Nomination and Corporate Governance Committee 104 Merger and Acquisitions Committee 105 Remuneration Committee 107 Directors' remuneration report 111 Annual report on remuneration 127 Group directors' report Financial statements 131 Independent auditor’s report 138 Consolidated income statement 140 Consolidated statement of financial position 142 Consolidated statement of the changes in equity 144 Consolidated statement of cash flows 146 Notes to the consolidated financial statements 238 Company statement of financial position 239 Company statement of the changes in equity 240 Company statement of cash flows 241 Notes to the company financial statements 248 Non-IFRS measures and other KPIs Marex Group plc – Annual Report 2025

In 2025, Marex delivered another year of strong, broad-based performance, extending its 11-year track record of sequential profit growth. Growth was supported by high levels of client activity, continued engagement with larger institutional clients and a strengthening competitive position. Sustained organic growth was complemented by disciplined, value-enhancing acquisitions, which expanded our capabilities, enhanced the resilience of our earnings and reinforced the scalability of our platform. Together, these factors position Marex to continue delivering sustainable growth across a range of market conditions. See our Key Performance Indicators Page 19 1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail. 2. Profit before Tax refers to the Profit Before Tax from Continuing Operations. 3. Adjusted basic earnings per share is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail. Financial highlights Revenue $2,024.1m 2024: $1,594.7m 27% Profit before tax2 $411.6m 2024: $295.8m 39% Adjusted profit before tax1 $418.1m 2024: $321.1m 30% Return on equity 27.6% 2024: 25.0% 260 bps Basic earnings per share $4.12 2024: $2.96 39% Adjusted basic earnings per share3 $4.26 2024: $3.34 28% Operational highlights Extended track record of strong sequential profit growth, with Adjusted Profit Before Tax¹ +30% in 2025 Continued to expand capabilities and geographic footprint, via a combination of organic growth and disciplined M&A Increased earnings resilience, with growth in Prime Services adding meaningful diversification to the Group Successfully managed the ongoing reduction in private equity shareholder ownership, with public free float increasing to over 80% Issued $500m of senior unsecured notes, further diversifying funding sources and increasing liquidity headroom Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements 2025 highlights Delivering consistently strong growth 1

Marex has an extensive global footprint with over 50 offices across over 20 countries and is focused on growing its presence in the Americas, the Middle East and Asia Pacific. Americas $747m 2024: $578m EMEA $1,101m 2024: $885m APAC $176m 2024: $131m % of 2025 Revenue 37% % of 2025 Revenue 54% % of 2025 Revenue 9% 60+ Exchanges globally connected 3,400+ Active clients1 20+ Countries across EMEA, APAC, and the Americas 3,000+ Employees2 50+ Offices around the world 1. Active clients defined as clients that have generated more than $25k in net revenue across the Group in the last 12 months. 2. Employees represent FTE as at 31 December 2025. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Marex at a glance Marex's diversified and scalable platform offers market access, infrastructure services and liquidity to clients across an extensive global footprint and broad range of products 2 Our Values • Be collaborative • Act with integrity • Be adaptable and entrepreneurial • Be respectful • Nurture talent Read more about our values in detail Page 18

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our history

Through a long and successful track record of value-enhancing acquisitions, Marex has built a scaled and diversified platform

2011

$230m revenue
Over 5 offices

Acquires Spectron Group and forms Marex Spectron – now trades in metals, agricultural products and energy

2016

Launches Neon trading, risk and data platform

2017

Launches Marex Solutions

2019

$352m revenue
Over 15 offices

Launches Marex Clearing Services

Acquisition of CSC Commodities, adding energy market making

Acquisition of Rosenthal Collins Group, establishing geographic footprint in North America

2020

Acquires Tangent Trading to trade recycled metals

Acquires XFA, a North American ETD execution broker

2021

Changes name to Marex

Acquisition of Volcap

2022

Acquires ED&F Man Capital Markets, significantly expanding securities capabilities

2023

$1.2bn revenue
~ 2,600 active clients[1]
Over 35 offices

Acquires TD Cowen's prime brokerage and outsourced trading business

2024

Becomes a publicly listed company on Nasdaq

2025

$2.0bn revenue
3,400+ active clients[1]
Over 50 offices

Acquisition of Aarna Capital
Strengthening presence in MENA establishing clearing business in Abu Dhabi with access to new clients

Acquisition of Hamilton Court
Strengthening of corporate FX offering and access to more than 1k clients across Europe, enabling cross-sell beyond FX

Acquisition of Agrinvest
Enhancing Marex's physical ags offering with cross selling opportunities whilst establishing foothold in Brazil

Acquisition of Winterflood
Providing clients with independent full service trade execution across capital markets, meaningfully scaling our equities franchise through an established technology platform

1. Active clients defined as clients that have generated more than $25k in net revenue across the Group in the last 12 months.

3

Having completed our first full year as a public company, Marex has continued to deliver on the promises it made to investors when it came to the market, reporting another year of record profits. The broader trends affecting the markets in which we operate remain supportive. Global appetite for sophisticated risk management tools continues to be strong and trading volumes during the year surged to record highs, driven by increased volatility and geopolitical uncertainty. Although the underlying trajectory was upwards, uncertainty over trade policy and tariffs created market turbulence in the first half of the year which impacted a number of our business areas. Notwithstanding these challenges, Marex continued to support its clients and saw strong growth across its businesses, including those less reliant on exchange volumes, such as Prime Services. Amid these changing market dynamics, we demonstrated the strength of the platform we have created and how it can deliver consistent growth across a range of different market conditions. The markets in which we operate are already huge and have the potential to become larger still. And yet, in most cases, we have relatively small market shares and plenty of room to grow, both organically and by acquisition.” Robert Pickering Chair Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Chair’s review 4

See our business model Page 10 Discover our strategic progress Page 19 See our global reach Page 2 Discover more in our business review Page 44 Discover more on our Non-IFRS measures in our 'Non-IFRS measures and Other KPIs section' Page 248 During 2025 we maintained a strong balance sheet with ample surplus capital and liquidity to satisfy our regulators and support our investment grade credit ratings. At the same time we have continued to apply a great deal of effort to understanding and controlling the risks that our business entails and to ensuring that we operate within our Board-approved risk appetite. Governance and the Board Strong governance is fundamental to the long-term success and resilience of our business. We have continued to evolve our governance structure, in particular through the broadening of the Nomination Committee's remit to include corporate governance more generally and also with the establishment of a dedicated Mergers and Acquisitions Committee. Following the planned reduction in the percentage share ownership of JRJ Group, we said goodbye to both Roger Nagioff and Henry Richards, who resigned from the board in the first half of the year. Both Roger and Henry have been intimately involved with Marex throughout its journey to a public listing and have always sought to represent the interests of the business as a whole and not just their own shareholding. We shall miss their advice and wisdom. A search is already underway to find suitable replacements and a high priority for me in 2026 is to ensure that the board has the right balance of skills, experience and independence to support our management team during the next phase of Marex’s development. 2025 was also a year in which we continued to acclimatize to life as a listed company and the additional scrutiny this brings. Whenever issues have arisen, the board and management have responded promptly and transparently, engaging fully with shareholders, clients, regulators and other stakeholders. As a result, I believe confidence in our management and our business model has been further strengthened. Outlook When I listen to our management team describing the initiatives they are working on, I cannot help being excited by the range of opportunities open to us. The markets in which we operate are already huge and have the potential to become larger still. And yet, in most cases, we have relatively small market shares and plenty of room to grow, both organically and by acquisition. On top of that, we are constantly examining adjacent areas and new geographies into which we can expand, capitalizing on our expertise, market knowledge and client relationships. We are very focused on how we deploy technology, particularly artificial intelligence, to streamline processes, improve margins and ensure that our clients receive the best possible service. On top of the other geopolitical and economic risks the world has been facing, we are now confronted with a regional war in the Middle East, the duration and long term consequences of which are currently unknowable. While our business often benefits from volatility, we will remain attentive to the risks, growing safely while maintaining a strong balance sheet and ample liquidity to support resilience across market cycles. Once again, I would like to thank our management team and employees for the extraordinary efforts they have put in during the year, and our clients and shareholders for their support. All of us at Marex will do our utmost to justify the trust you have placed in us. Robert Pickering Chair 20 March 2026 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Chair’s review continued 5

In 2025 Marex delivered another year of strong growth and record financial performance, reflecting our strengthening competitive position, supportive market conditions, and the increasing scale, diversification and resilience of our platform. Revenue for the year increased by 27% to over $2.0bn, while Adjusted Profit Before Tax1 grew by 30% to $418.1m. Reported Profit Before Tax2 increased 39%, to $411.6m and Return on Equity improved to 27.6%. Earnings per share rose 39% to $4.12 per share. Our long-term growth trajectory is impressive, we have grown Adjusted Profit Before Tax1 every year for more than a decade. Over the past five years, Adjusted Profit before Tax1 has increased seven-fold, from $61m in 2020 to $418.1m in 2025. I am very proud of this consistent performance across various market environments. Scaling our diversified platform We continued to grow by broadening the products we offer across our four interconnected services and expanding geographically, adding clients and increasing the amount of business we do with our clients. Revenue growth in 2025, while broad-based, was increasingly driven by our larger, more sophisticated clients. While we continued to add new clients, a significant proportion of growth came from deepening relationships with our largest clients. We believe our diversified, scalable platform is well positioned to continue delivering sustainable growth across a range of market environments.” Ian Lowitt Chief Executive Officer Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Chief Executive Officer’s review 6

REPORTED PROFIT BEFORE TAX2 $411.6m ADJUSTED PROFIT BEFORE TAX1 $418.1m 2025 TOTAL ANNUAL DIVIDEND PER SHARE $0.60 1. Adjusted Profit Before Tax is a non- IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail. 2. Profit before Tax refers to the Profit Before Tax from Continuing Operations. 3. Active clients are defined as clients that have generated more than $25k in net revenue across the Group over the last 12 months, this replaces the previous $5k threshold. Management considers the revised definition as it better reflects the Group’s increased scale. Prior year comparatives have been revised for consistency. 4. Excludes unallocated corporate center. The number of clients contributing more than $5m in annual revenue increased to 49 from 36 in 2024, and the average revenue per client within this cohort is now nearly $14m, up 35% from $10m in 2024. This demonstrates our ability to win and scale relationships with high-value institutional clients and capture greater wallet share. This reflects the strength and competitiveness of our offering, and our role as an essential provider of critical services, while maintaining diversification across more than 3,400 active clients3, up from 2,900 at the end of 2024. Client balances in Clearing ended the year at $14bn for average balances in the fourth quarter, up 17%. Balances grew steadily quarter by quarter, reflecting strong global demand for our services. M&A as structural advantage Acquiring, integrating and scaling businesses is embedded in the DNA of Marex. We have developed a repeatable model for identifying complementary assets, acquiring them at attractive prices, integrating them efficiently and enhancing earnings power as part of the Marex platform. Prime Services is a clear example of this model in action. We acquired the business in late 2023, when it generated around $80m in annual revenue, paying a fixed premium of $25m. In 2025, it contributed $258.2m in revenue and now accounts for a quarter of Group profitability4. Its performance demonstrates how transformational acquisitions can be when successfully integrated onto our platform. During the year, we completed a number of bolt-on acquisitions including Aarna Capital, Hamilton Court Group and Winterflood Securities. Aarna Capital, an Abu Dhabi-based clearing business, provided an opportunity to expand into a strategically important region and establish a clearing presence in the Middle East on compelling terms. The day-one synergies we identified were realized as expected. Hamilton Court Group, a UK-based FX specialist, provided access to a segment of UK and EU corporates that we didn't previously serve and has enhanced our FX capabilities. Winterflood Securities, a UK equity market maker, has enhanced our UK market making franchise while creating cross sell opportunities to leading UK market participants. With the agreed sale of Winterflood's custody business, we expect to have acquired this high-quality franchise at a material discount to tangible book value and believe it will generate substantial long-term value for shareholders. Our M&A pipeline remains robust and continues to expand as our scale and reputation grow. Increasingly, we are the acquirer of choice for sellers. This allows us to be highly selective, pursuing only those opportunities where we have high conviction in our ability to enhance returns through integration and scale. Alongside M&A, we continue to invest in organic growth initiatives across our four services. Business performance We delivered revenue growth across all operating segments in 2025, demonstrating the breadth and resilience of our diversified platform. Clearing revenue rose 13% to $528.2m supported by strong growth in client balances, new client wins and expansion of our product offering. Agency and Execution delivered outstanding growth, with revenue up 51% to $1,049.2m driven primarily by the continued expansion of Prime Services and the broader strength across Securities and Energy. Margin expansion in this segment reflects the structural improvement in the quality of the business. Market Making delivered solid full-year growth, with revenue up 13% to $235.5m led by Metals and Securities, as we expanded coverage and captured increased client activity across key markets. Hedging and Investment Solutions also saw strong growth, with revenue up 22% to $196.8m supported by client growth, product expansion and continued investments in technology and infrastructure. Innovation and digital evolution We continue to innovate on behalf of our clients. We are particularly encouraged by the growth in our digital initiatives, including digital prime brokerage, the use of stablecoins as collateral, 24/7 trading infrastructure and digital payments. These developments are driven by client demand, and we believe they position Marex strongly as market structure continues to evolve. We see Artificial Intelligence as an accelerant to our competitive advantages and are already deploying it internally to enhance productivity, improve risk management and deepen client engagement. As a vertically integrated firm with deep expertise and institutional knowledge of market infrastructure and strong client relationships, we believe our competitive moats are reinforced — not threatened — by the technological advancement. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Chief Executive Officer’s review continued 7

See our business model Page 10 Discover our strategic progress Page 19 See our global reach Page 2 Discover more in our business review Page 44 Discover more on our Non-IFRS measures in our 'Non-IFRS measures and Other KPIs section' Page 248 1. Adjusted Profit Before Tax is a non- IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail. Funding, capital and resilience During the year we further strengthened our capital position and broadened our investor base. In a challenging environment in April, we executed a successful secondary equity placement, which was significantly oversubscribed and increased the public float. Following two subsequent block trades, private equity ownership has reduced from 62% at the time of the IPO to 17%. We also issued $500m of senior unsecured notes, further diversifying our funding sources while maintaining material liquidity headroom above regulatory requirements. People and culture Our success as a firm relies on our organizational strength and our healthy culture. This means having the right people in each seat, organized so they can operate efficiently, and at high levels of motivation. A healthy culture requires each person in the firm to operate with high integrity, in a collegial manner, consistent with our shared values. We believe our culture at Marex sets us apart and we believe it is a compelling factor in our ability to recruit the best talent. At Marex there is a palpable sense of entrepreneurship, proactivity and ambition on behalf of our clients. This manifests itself in relentless collaboration. In 2025 we added 1,300 new colleagues, exceeding 3,000 employees in total, and we have continued to focus on creating an environment where people can thrive and grow their careers. We’ve continued to develop our talent through our Marex Academy learning portal, which offers colleagues access to training sessions both online and in person. After launching our graduate recruitment initiative in 2024, we welcomed the second year of graduate recruits, increasing our intake to 43 in 2025 from 21 in 2024. This is one of the most meaningful ways we can ‘grow our own’ talent and we will be expanding the graduate scheme to the US in 2026. This has been an extremely successful year for Marex, as we navigated our first full year as a public company and continued to expand our operations. I’d like to thank all my colleagues for their hard work in helping to propel Marex to even greater heights. Outlook The opportunities ahead of us remain substantial. High barriers to entry, structural shifts in bank focus and the increasing complexity of global markets continue to create demand for the high quality services we provide. We believe our diversified, scalable platform is well positioned to continue delivering sustainable growth across a range of market environments. We remain committed to disciplined capital allocation, excellent client services and long-term value creation for shareholders. Ian Lowitt Chief Executive Officer 20 March 2026 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Chief Executive Officer’s review continued 8

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our investment case

Diversified and resilient earnings, supported by secular growth trends and sources of sustainable competitive advantage, mean Marex is built to deliver growth through the cycle

Large and growing market

Large global addressable market, supported by secular growth trends.

~2%
Market share

~$82bn
Serviceable addressable market[2]

See our markets Page 11

Positive competitive dynamics

High barriers to entry and scale, from regulatory and technology requirements, with declining competitive intensity.

$14bn
Average Q4 2025 Clearing client balances, one of the largest non-bank FCMs globally

BBB-
Investment Grade credit rating by S&P and Fitch

See competitive environment Page 12

Scalable platform

Track record of organic growth and value-accretive acquisitions, expanding our product capabilities, geographic footprint and client base.

60+
Exchanges

20+
Countries

See our strategy Page 13

Client-driven business model

Robust and proactive approach to risk management driving stability of earnings.

100%
Positive trading months in market making since 2021

$3.8m
Average VaR[3]

See our business model Page 10

Diversified and resilient business

Enabling strong growth across a variety of market conditions, while maintaining a prudent approach to capital and liquidity.

36%
Adjusted Profit Before Tax[1] CAGR for the past 11 years

230%
Total capital ratio

See our outcomes Page 15

Strong management

Highly experienced management team and a positive culture.

26+ years
Industry experience on average across executive team

~9%
Below industry average voluntary staff turnover (17%)

Source: Marex estimates, Bloomberg, BIS, FIA, CFTC

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. Total addressable market as of 31 December 2025, and based on management estimates. Methodology compares Marex's volumes to total market volumes in each segment to derive market share. Market share is then grossed up by Marex revenue to derive total addressable market.
3. Represents average daily value at risk (VaR), across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment and excludes the Hedging and Investment Solutions business which is controlled through stress testing.

9

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our business model

Providing market access, infrastructure services and liquidity that connects our clients to commodities and financial markets globally

Our four closely connected businesses provide our clients with access to commodities and financial markets globally, via a range of services that are essential to the management of their day-to-day businesses.

Product and geographic expansion have increased our diversification and broadened our offering across our four segments, providing a significant opportunity for cross-sell to our clients.

This diversified model supports our strategy to grow sustainably in a way that increases our resilience and delivers high-quality, dependable earnings.

Clearing

Revenue model	Risk management
Commission per trade Interest income	Credit risk managed by holding client collateral and daily margin calls
2025 Revenue	**2025 Adjusted PBT[1] (margin)**
$528m	$262m (50%)

Agency & Execution

Revenue model	Risk management
Commission per trade Product spread	Prudent approach to balance sheet leverage and liquidity risk management
2025 Revenue	**2025 Adjusted PBT[1] (margin)**
$1,049m	$281m (27%)


Asset managers & other market participants
Clearing
Acting as principal on behalf of our clients, providing access to over 60 exchanges globally
Agency and Execution
Utilizing broad market connectivity to match buyers and sellers on an agency basis, as well as financing services
Commodities producers
60+ Exchanges
Commodities consumers
Market Making
Acting as principal to provide direct liquidity to our clients
Hedging and Investment Solutions
Delivering bespoke hedging solutions and structured notes
Large banks

Market Making

Revenue model	Risk management
Spread between buying and selling prices	Client flow driven business with limited overnight exposure
2025 Revenue	**2025 Adjusted PBT[1] (margin)**
$236m	$69m (29%)

Hedging & Investment Solutions

Revenue model	Risk management
Return built into product pricing	Market risk managed by hedging of underlying assets or liabilities Credit risk management starts with onboarding and continues with ongoing monitoring
2025 Revenue	**2025 Adjusted PBT[1] (margin)**
$197m	$44m (22%)

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

10

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our markets

Marex operates in a large and attractive global market, supported by secular industry growth trends, which provide a strong basis for our continued growth

Marex has a large and growing addressable market

We estimate our serviceable addressable market ('SAM') to be around $82bn per annum in revenue terms. With a market share of only ~2%, we see material opportunities to gain share in a growing market, one that is supported by secular trends. To increase our share, we are expanding our product offering and geographic footprint, while adding new clients and doing more business with our existing clients.

Large serviceable addressable market


~$82bn

Market Making	$5.8bn
Agency & Execution	$31.2bn
Clearing	$30.3bn
Hedging & Investment Solutions	$14.5bn

Marex has exposure to both long-term secular and near-term thematic trends which drive underlying market growth

Long-term secular drivers
- Demand for cleared products and derivatives
- Increased demand for commodities
- Financial markets expansion
- Demographic trends and GDP growth

Near-term thematic trends
- Macro-economic uncertainty
- Geopolitical unpredictability
- Periods of volatility across asset classes

Accelerating growth in exchange contracts across Marex addressable markets


Financials
Commodities
7.9
10.1
11.6
12.2
13.7
14.8
2014
2021
2022
2023
2024
2025

The markets that we service are large, well-established and growing. Our analysis suggests that together, the commodities and financial derivatives market volume has grown at a 6% CAGR over the past 11 years, accelerating to 10% over the past five years. Although the growth rate in any given year can be impacted by external events, which can impact volatility or the risk appetite of market participants, we anticipate that market volumes in these core markets will continue to increase gradually. In addition, the continued institutionalization of digital assets is creating a new and complementary source of market activity, supporting incremental growth opportunities alongside our established markets.

11

Marex is well positioned within an attractive growth market, characterized by declining competitive intensity and high barriers to entry. Investment and commercial banks are focusing increasingly on their largest clients and de-emphasizing infrastructure- heavy business lines such as clearing. Meanwhile, smaller competitors are less able to take advantage of these opportunities given the regulatory complexity and the investment in technology required to achieve scale in this market. We see material opportunity to continue gaining market share from both our larger and smaller competitors. We remain nimble and entrepreneurial, focused on providing excellent service to our clients, while also having scale, product breadth and deep expertise across our markets globally. This, combined with our strong balance sheet and investment grade credit rating, allows us to leverage our global footprint and broad asset class coverage to increase our market share. We anticipate these market dynamics and our sources of sustainable competitive advantage will continue to support future growth through a variety of market environments. Barriers to entry • Depth and breadth of products and expertise across asset classes • Global reach providing 24/6 access • Well invested technology and regulatory/compliance infrastructure • Ability to service full spectrum of large to small cap clients • Strong capital and liquidity position and investment grade credit rating Investment and Commercial Banks • Increasing focus on their largest clients • Juniorization of client coverage • Burdened by legacy technology • De-emphasizing infrastructure heavy business Small Independents • Lacking global presence and narrow product coverage • Non-investment grade credit rating and limited credit capacity • Lacking scale or capacity to serve large global clients • Constrained by technology, liquidity and compliance challenges Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Competitive environment Attractive competitive dynamics in our industry provides Marex with a strong competitive advantage 12

We aim to deliver sustainable growth and resilient earnings, by increasing the diversification of the firm and broadening our capabilities, as we connect clients to global markets. We have developed a scalable platform, and our people are focused on delivering high- quality service to our clients, to differentiate us from our competitors. As our platform grows, we will continue to supplement the numerous organic growth opportunities that we see in the markets with disciplined, value- enhancing acquisitions. Delivering growth across: Products Clients Markets Expanding our product coverage into adjacent asset classes in commodities and financial markets, including digital assets, to increase our relevance to a broader client base Increasing the number of clients we service by continually developing new client relationships and deepening those we have with existing clients by leveraging our full- service offering Extending our geographic coverage by building our presence in the Americas, Asia Pacific and the Middle East as well as continuing expansion in Europe Our scalable platform High-quality teams See more on our global platform Page 2 See more on our people and culture Page 18 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Our strategy To expand our product capabilities and geographic footprint across our businesses, increasing our relevance to a broader client base 13

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our strategy

Delivering growth through organic initiatives and disciplined, value-enhancing M&A

A proven growth engine

Marex has delivered strong and consistent profit growth over recent years through execution of both organic growth initiatives and disciplined value-enhancing acquisitions.

While acquisitions are a core part of our DNA, in 2025 around 75% of our $97m profit increase was organic – driven by continued investments in our platform and geographic expansion across the Americas, APAC and the Middle East. Where strong organic investments form the foundation of our growth, value-accretive acquisitions accelerate scale and the expansion of our capabilities.

We target high-quality, complementary businesses. Our acquisition strategy is focused on businesses that add new capabilities or accelerate expansion into attractive markets, at compelling valuations, driven by our strict financial criteria. On average, we expect around 40% of our growth to come from M&A.

We apply a repeatable integration playbook that enables acquired businesses to grow significantly faster on our platform than they could independently. Collectively, these acquisitions have diversified our earnings and delivered substantial profit growth relative to the capital deployed.

Profit growth driven by both organic initiatives and value-accretive acquisitions


Adjusted PBT[1] ($m)
Organic growth
Inorganic growth
$230
~85%
~15%
$321
~75%
~25%
$418
2023
2024
2025

Value-accretive acquisitions must pass strict screening criteria

Financial criteria:

- Profit Before Tax Margin >20%
- > 20% ROE
- Payback ≤ 3 Years

Other:

- New product capabilities/ clients
- Quality of teams
- Revenue and cost synergies
- Cultural fit

Examples of value creation

Hamilton Court:
Expanded FX capabilities in EMEA and complements existing solutions business, adding ~1k corporate clients.

Aarna Capital Limited:
Achieved an immediate increase in profitability through savings from internalizing clearing fees and higher net interest income through Marex's financing relationships.



These cases demonstrate Marex's ability not only to integrate but to transform the growth trajectory of acquired businesses.

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

14

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Our strategy - Outcomes: Built for performance

A long-term track record of sustainable, client-led growth

Growth outlook

Marex expects to deliver ~10% organic profit growth per year, supported by continued investment in our platform, growth in our client base and the deepening of long-standing client relationships, and the increasing contribution of higher-margin businesses.

This organic growth is complemented by a disciplined pipeline of selective, value-enhancing acquisitions, supported by our proven ability to integrate and scale acquired businesses.

Together, this creates a clear pathway to sustained, diversified earnings growth across different market environments and macroeconomic cycles.

Performance highlights

Number of active clients[1]

3,465

2024: 2,910

Number of clients >$5m revenue

49

2024: 36

Number of clients $25k–$5m of revenue

3,416

2024: 2,874

1. Active clients are defined as clients that have generated more than $25k in net revenue across the Group over the last 12 months, this replaces the previous $5k threshold. Management considers the revised definition as it better reflects the Group's increased scale. Prior year comparatives have been revised for consistency.
2. Excludes unallocated corporate center.

Long-term track record

Adjusted PBT[2] ($m)


CAGR 36%
$122
$230
$321
$418
2014
2018
2022
2023
2024
2025
2014: $23m
Reported PBT
2022: $122m
2023: $197m
2024: $296m
2025: $412m
CAGR 30%

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Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Strategy in action

Marex Prime Services – our growth strategy in action

Marex Prime Services

Marex Prime Services delivers a comprehensive suite of financing, execution, settlement and outsourced trading solutions. Our clients range from small to medium sized asset managers, hedge funds and family offices to systematic managers and ETF providers. We combine the agility of a specialized prime with balance-sheet strength and institutional infrastructure. Our offering includes:

Prime Services

- Access to full suite of Prime Services for clients otherwise unable to access the traditional large-scale investment banks
- On-balance sheet financing offering on a direct and synthetic basis

Outsourced Trading

- Fully managed trading solution, comprising execution, market access and operational support

Full-service institutional prime broker

Prime brokerage team	Clients	Markets accessed worldwide
150+	600+	75+

Multi-asset class coverage

- Cash equities
- Equity swaps
- Fixed income
- FX
- Futures and options

Prime Services – a stand-out transformation

Marex acquired the TD Cowen Prime Services business in late 2023 and it has rapidly transformed into a major contributor to Marex's profitability, now representing around a quarter of Marex Group's Adjusted Profit Before Tax[1] in 2025. This is a clear example of Marex's successful M&A strategy delivering scale and strong profit growth once integrated onto the Marex platform.

Pre-acquisition (2023):

~$80m annual revenue

- High-quality business subject to limitations in scope and geographic reach under previous ownership
- US business limited to a prime-of-prime offering
- Limited balance-sheet financing flexibility
- Limited ability to expand product offering and solicit across jurisdictions

After integration (today):

$258m revenue in 2025 and strong profitability

- Added on-balance-sheet prime financing and security-based swaps license in the US
- Leveraged global presence and broadened addressable client universe
- Significant cross-sell and multi-product adoption

Risk management:

Marex maintains a disciplined risk framework to ensure the sustainability of its earnings. Prime Services is a collateralized lending business, making rigorous and conservative risk management central to the responsible provision of leverage. We actively manage the risks inherent in Prime Services through conservative leverage, robust margining, continuous exposure monitoring, and rigorous governance. We also actively manage our balance sheet, ensuring leverage remains at an appropriate level while maintaining strong liquidity and funding discipline.

> "The transformation of Prime Services demonstrates Marex's ability to scale high-quality acquisitions, broaden capabilities, and deliver sustainable, high-quality earnings growth through a disciplined, full-suite Prime platform."



Click for more on the business | www.marex.com/markets/capital-markets/prime-brokerage/

16

Over the past year, we have continued to strengthen the foundations of a scalable, secure, and innovative platform that supports every part of our business. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Strategy in action Technology 17 Our platforms Neon Our Neon platform, which enables cross-asset servicing, and our AI systems are changing how we deliver value. They enhance client experience, enable faster innovation and support our goal of unified, cross-asset operations. Neon is Marex’s client portal, providing access to our services across the full trade life cycle. Our goal is to integrate acquired platforms into Neon, giving clients a single, consistent view of the entire Marex offering. This allows clients to automate workflows, access analytics, and integrate directly with Marex systems, embedding them into our platform. AI Artificial intelligence continued to advance across Marex during the year, moving from targeted initiatives to broader implementation across business lines. We deployed AI tools to enhance productivity, support risk analysis and deliver improved insights. Building on this foundation, we plan to extend AI capabilities further across the firm, scaling applications and exploring new opportunities that enhance client service, strengthen decision-making and support sustainable growth. Information Security Information security and resilience remain core to our approach. As cyber threats grow more sophisticated, particularly with the rise of AI, we continue to strengthen our infrastructure. Our approach combines preventative safeguards, continuous detection and tested recovery processes, ensuring the firm can respond effectively to emerging risks while continuing to scale securely. By integrating security into our platform design and operational workflows, we support business growth without compromising client service, performance or reliability. Strong cyber resilience is therefore not only a protective measure, but a core enabler of sustainable expansion. Looking ahead As Marex continues to grow, technology will remain central to how we innovate on behalf of our clients and adapt to evolving market structures. The momentum in digital initiatives such as our digital prime brokerage capabilities, the use of stablecoins as collateral, 24/7 trading infrastructure and digital payments reflect increasing client demand for more seamless and continuous market access. Our focus is on continuing to build a platform that meets these needs and is secure by design, scalable by default and deeply embedded in our clients’ workflows.

This means that we are focused on getting the right people in each seat and organizing them so they can operate efficiently. We ensure colleagues are engaged with the firm and highly motivated. A healthy culture requires each person to operate with high integrity, consistent with our shared values. Marex’s growth continues to be driven by this culture and by the energy, agility and entrepreneurial mindset of our people. At Marex our ambition is palpable – for our clients and for our company. As a fast- growing organization we operate with pace and creativity, supported by our robust governance, and strong culture of ownership and accountability. This combination of pace and stability enables us to respond quickly to client needs, collaborate across teams and business lines, and work together to expand the services we offer. Our culture is built on ownership and accountability. With a deliberately flat structure, colleagues are empowered to make decisions, challenge convention and deliver outcomes at speed. Requests are met with a focus on solutions and swift action. This mindset shapes how we work together and how we grow: fast, outcome-oriented and highly collaborative. Collaboration remains central to our success. As we broaden our cross-asset offering and expand the reach of our platform, our people work across geographies and disciplines to deliver clients a coherent and differentiated service. This cross-business mindset has been fundamental in unlocking new revenue streams, integrating acquisitions and maintaining the pace at which Marex executes. Our Values Be collaborative – by working together across the organization, we foster teamwork, can better respond to challenges and successfully deliver for our clients. Act with integrity – we pride ourselves on our honesty and high ethical standards. We apply these values when working with all our clients, colleagues and other stakeholders. Be adaptable and entrepreneurial – we embrace change as markets evolve to constantly increase our efficiency and create innovative solutions for our clients. We are interested in the world around us and inquisitive about understanding the challenges and opportunities our clients face. Be respectful – how we treat each other, and our clients, says everything about who we are. We always act respectfully and treat people fairly in everything we do. Nurture talent – we aim to grow our own talent and make Marex the place ambitious, hardworking and talented people choose to build their career. This means giving and taking stretch opportunities, taking risks, and committing to career development and support – for ourselves and our teams. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements People and culture Our organizational strength and our unique culture are the basis of our competitive advantage 18 Developing our people We are committed to building an environment where people can develop long-term careers. In 2025 we welcomed more than 1,300 new colleagues globally, reflecting both the momentum of our business and the attractiveness of our culture. Through initiatives such as Marex Academy, we continue to strengthen the skills, expertise and leadership capability of our people, supporting their development as the firm grows. Our approach to learning, progression and internal mobility is further detailed in the Social section of this report. Diversity, equity and inclusion We are equally committed to building an inclusive culture where everyone feels they can contribute their best. Diversity in backgrounds, perspectives and experiences strengthens decision-making and fuels the entrepreneurial spirit that defines us. Read more on our progress in this area, including the launch of our first affinity networks and our continued investment in outreach and community programs, in the Social section.

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Key Performance Indicators

Our Key Performance Indicators ('KPIs') highlight our strong performance and progress against our growth strategy

Our Financial KPIs

Revenue
$2,024.1m
2024: $1,594.7m

Revenue as reported in the audited Consolidated Income Statement.

Reported Profit Before Tax[2]
$411.6m
2024: $295.8m

Profit Before Tax as reported in the audited Consolidated Income Statement.

Adjusted Profit Before Tax[1]
$418.1m
2024: $321.1m

Adjusted Profit Before Tax[1] is a measure of the underlying profitability of the Group and excludes items that are considered to be non-operating, such as exceptional items.

Return on Equity
27.6%
2024: 25.0%

The annual return the Group produces on its equity capital base, calculated as reported profit after tax divided by average total equity.

Reported Profit Before Tax Margin
20.3%
2024: 18.5%

Profit Before Tax Margin as reported in the audited Income Statement.

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. Profit before Tax refers to the Profit Before Tax from Continuing Operations.

Adjusted Profit Before Tax Margin[1]
20.7%
2024: 20.1%

Adjusted Profit Before Tax[1] as a percentage of Revenue.

Total Capital Ratio
230%
2024: 234%

Indicates the financial strength of the business. The Group's total capital resources as a percentage of total risk exposure calculated under the UK Investment Firms Prudential Regime ('IFPR').

Our Non-Financial KPIs

Contracts Cleared (million)
1,280
2024: 1,116

Represents the number of contracts cleared through our Clearing business. It is a measure of client activity on our platform.

Average Balances
$18.3bn
2024: $13.5bn

Average Balances are calculated using an average of the daily holdings in exchanges, banks and other investments. They are a measure of client activity on our platform.

Average Number of Employees
~2,800
2024: 2,334

Average full time equivalent ('FTE') headcount is an indication of the size of the Group and tracks our growth over time.

19

Our risk management framework and internal control environment are designed to safeguard our business while enabling the sustained and controlled execution of our strategy Risk management is central to delivering our strategic priorities while ensuring long-term sustainability and strong corporate governance. Our business strategy and risk appetite are closely aligned and guide decision-making across the Group, setting clear boundaries that support the effective execution of our strategy, the prudent management of capital and the efficient use of liquidity. To ensure that effective risk management practices are embedded across the group, we maintain a comprehensive risk management governance structure that sets out the control mechanism and processes for identifying, measuring, assessing, monitoring, controlling and reporting our key and emerging risks. This structure is anchored in our Enterprise-Wide Risk Management (“EWRM”) framework, which is supported by our people, processes and systems. Together, they provide the foundations and organizational architecture for implementing, maintaining and continuously enhancing risk management practices across the Group. Risk appetite Our comfort in risk taking is governed by the risk appetite set by the Board and overseen by both the Group Risk Committee and Audit and Compliance Committee which establishes the boundaries within which the business and management operate. Our risk appetite is underpinned by a suite of quantitative and qualitative measures that assess both current and stressed performance of the business against clearly defined risk appetite statements. These measures are monitored on a regular basis to identify trends or any deterioration in the Group's risk posture. Where indicators move outside of, or close to, established limits, management is promptly alerted so that timely actions can be taken to restore the risk posture to within acceptable risk levels. Consistent with our risk management framework, this structured approach enables the Board, its Committees and Executive Management to evaluate and discuss the nature and extent of the risks inherent in executing the Group’s strategic objectives. It ensures that risk considerations remain embedded in decision- making and that the Group continues to operate in a safe, controlled and well-governed environment. Stress and scenario analysis As part of the risk management process and in alignment with UK regulatory requirements set by the Financial Conduct Authority, we perform regular stress tests and scenario analysis to assess the adequacy, composition and distribution of our financial and capital resources to address the key risks we are exposed to. These assessments consider not only the capital and liquidity required to absorb potential losses under severe but plausible scenarios, but also the potential harm that our operations could pose to our clients and the markets in which we operate. This ensures our approach is resilient and reflects our broader responsibilities to stakeholders. By evaluating performance under a range of extreme yet credible scenarios, we gain a clearer understanding of the Group’s ability to withstand periods of stress or large-scale disruptive events. The insights from this analysis support proactive contingency planning and, where necessary, recalibration of our risk appetite to ensure the business remains robust, well-capitalized and resilient. Our enterprise-wide risk management framework Our risk framework provides a consistent and unified approach to identifying, assessing, and managing risks across the Group. The Board has ultimate responsibility for ensuring that the  Group operates within an effective and appropriate risk governance framework. It maintains oversight of all subsidiaries while recognizing the regulatory responsibilities applicable to local boards. Subsidiaries may develop risk approaches tailored to their specific business activities, provided these remain aligned with the principles and expectations set at Group level. This alignment ensures consistency across the Group with its entities and subsidiaries. This structure ensures that all separate legal entities are treated collectively for the purposes of risk identification, assessment, communication, and reporting, so the Group has a holistic view of risk. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk 20

Our enterprise-wide risk management framework Enhancing our risk oversight through the application of a consistent risk process and methodology Risk Strategy and Governance Structured and coherent approach across the Group for the management of risk. Three Lines of Defense (3LoD) for an appropriate governance and oversight of risk Risk Appetite Comfort in risk-taking in the pursuit of our strategic objectives. This is articulated through statements of intent corroborated by qualitative and/or quantitative measures Risk Management Process Consistency in the application of the methodologies, techniques and protocols to manage risks effectively throughout the Group Risk Integration Integration of risk efforts with other strategic decision-making processes (e.g. Strategy, Audit, Compliance, ICARA, Business Resilience, Sustainability) Risk Culture Risk behaviors, beliefs and values for embedding risk management into the Group Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 21

Risk strategy and governance Our robust governance and assurance structure facilitates the escalation and reporting of risk – bottom-up, by business units to the various Committees and Board – whilst also ensuring effective channels to cascade risk approved policies and information – top-down, from the Board to the business units. Risk Appetite Page 23 Risk Management Process Page 24 Risk Integration Page 24 Risk Culture Page 24 First line of defense Ownership and management of risk Day-to-day management of risk sits with the business units and support functions. They are responsible for understanding and adhering to the risk and control environment. Front line employees must consider the risk/reward trade- off in the short and long term and must ensure compliance with all risk policies and limits. The first line is responsible for the ongoing identification, assessment, monitoring and reporting of risk exposures and events. Second line of defense Oversight of the management of risk Internal control function, which includes Risk Management, Financial Crime and Compliance. These teams provide independent risk oversight and challenge to the first line, and supervision of the operation of the risk control framework. The second line of defense is also responsible for formulating and maintaining risk frameworks, policies and risk reporting, in addition to managing risks relating to compliance and financial crime. Third line of defense Independent assurance Independent assurance of the first and second lines. Internal Audit carries out an annual program of risk-based audits covering all aspects of first- and second-line risk management and risk control activities. The conclusions of each risk- based audit are reported to all three lines of defense. Internal Audit action plans are tracked through the Audit and Compliance Committee to ensure that resolutions are reached within the indicated timescales. Business units are accountable for identification, management, and escalation of risk in their area, supported by Risk Management and Internal Audit for guidance, oversight and supervision. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 22

Board of Directors Sets risk appetite and reviews and challenges risk strategies, risk management and control framework, key risk limits and high-level risk policies. Oversees business plan and risk management strategy. Risk Committee Provides advice to the Board on the Group’s current risk exposures and future risk strategies, the embedding and maintenance throughout the Group of a supportive culture in relation to the management of risk and the establishment of prescriptive rules and procedures in relation to risk. Oversight of risk when approving and monitoring limits on risk exposures and concentration across the business. Audit and Compliance Committee Monitors the operational effectiveness of policies and internal control systems. Approves, monitors, and challenges the frequency, scope and performance of Risk Management considering risk exposures. Remuneration Committee Recommends to the Board the Group policies, practices and procedures related to employee remuneration, ensuring they encourage responsible business conduct, are consistent with, and promote sound and effective risk management, risk awareness and prudent risk-taking. Group Executive Committee Chaired by the CEO, considers decisions relating to risk and initiates appropriate actions following Board, Risk Committee and Audit and Compliance Committee meetings. Monitors, reviews and challenges overall risk profile and capital position of the business and ensures appropriate actions are taken to ensure risks are managed within the parameters and appetite set by the Board. Chief Risk Officer Enables efficient and effective governance of risks and opportunities to the Group. As a member of the Group Executive Committee, guides the Committee and Board on the formulation of risk appetite, strategies, policies, delegated authorities, and limit structures for the management of risks. Global Head of Risk As a member of the Global Leadership Team, supports the design and implementation of good risk governance across the Group and, in coordination with the Chief Risk Officer, advises Committees and the Board on risk management strategies. Business Heads, Division and Functional Leads Implement the EWRM framework, embedding its principles within all policies, frameworks and procedures under their remit supporting the establishment of a healthy risk-aware culture within the Group. Key role Key risk responsibilities Risk appetite Our Group-wide business strategy is aligned with the Group's risk appetite which guides business activities and informs management's risk-taking decisions. This alignment ensures that appropriate structures and processes are in place to identify and respond to material risks within the boundaries set by the Board. The Group's risk appetite statements, defined for each risk type, are further articulated and translated into specific risk triggers, limits, and exposure measures. These are reviewed regularly by management to ensure that the business operates within an acceptable level of risk and remain consistent with the Board-approved appetite. Risk Appetite and tolerance across key risk types, including Credit, Market, Operational, Capital and Liquidity risks are monitored as part of daily business activities. Any breaches of early warning triggers are promptly reported to management to enable timely oversight and corrective actions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 23

Risk management process Our risk management process aims to provide a consistent methodology to the Group to effectively manage the risks we face. To support this, we have a defined Risk Classification Model ('RCM') that provides a common risk language, and a consistent basis for the identification and management of risk. This approach allows us to have a common frame of reference when we communicate risk information while we continue our efforts to standardize reporting across the Group and across our regions. This categorization model forms an integral part of the EWRM framework and is effectively linked to our risk appetite methodology. The key steps as part of this component are: 1. Identification and assessment: The Group identifies and assesses material risks to which it may be exposed in the process of delivering its business strategy. This risk assessment forms the basis of identifying where it may be appropriate to implement risk controls across the business. 2. Response and mitigation: Key risks identified in the RCM are consistently measured, analyzed and controlled in accordance with approved policies and processes. The specific measure of risk is dependent upon the risk and multiple measures may be used to provide a comprehensive view given potential shortcomings in individual methodologies. Key business controls and procedures are implemented to effectively mitigate the risks highlighted by the risk assessment. 3. Monitoring and reporting: An important part of the risk management remit is regular and appropriate monitoring and reporting. In line with the governance structure in place, periodic reporting and risk analysis is presented to the relevant governing bodies as well as the relevant risk-takers, including the Board, Risk Committee, Executive Board, and senior management. Specific details on calibration and implementation of individual measures and controls are detailed within the relevant policies and procedures for the control and business area. The flow of information and communication across the Group relating to the management of risk and the effectiveness of the control framework within the risk governance structure is an important component of the framework. There is regular reporting on the performance and effectiveness of risk metrics and formalized management information relating to the risks inherent in the business. The escalation procedures for raising significant issues with managers and supervisors are clear and well embedded across the Group. Reporting requirements include monitoring the ongoing adequacy and effectiveness of the control framework, taking account of the trends and frequency of breaches of the control framework recorded on the risk register. Inherent risks and mitigating controls are assessed during the Risk and Control Self-Assessment ('RCSA') process. Risk integration We recognize that for risk management to be effective, it needs to be coordinated and embedded across the Group. We continuously strive to integrate our risk management efforts with other relevant strategic decision-making processes. As an example of this, our Risk department interacts, liaises, and is coordinated with the activities undertaken by Compliance, Internal Audit, Strategy and Planning, Business Resilience, and Sustainability teams to inform and challenge the Internal Capital Adequacy and Risk Assessment ('ICARA') process. Risk management also plays a crucial role when acquiring and integrating a new company into Group activities. We have a structured process in place to ensure that acquisition and integration activities are executed in a controlled and structured manner and inherent risks of the target company are understood and managed. Risk culture Measured risk-taking, and effective risk management are fundamental to our core values – the tone from the top in relation to the organizational culture and attitude to risk informs the behavior of our colleagues towards risk-taking activities. We believe that risk management is the responsibility of all employees and this is why we have reflected risk into our appraisal and remuneration processes. Training and development also plays a critical role for supporting and reinforcing a positive risk-aware culture across the organization. Through the Marex Academy, in which we continue to invest, employees have access to a broad range of online and in-person programs covering professional development, technology and specialized courses on our products and services. To monitor and strengthen our risk culture, selected risk behaviors are measured and tracked through our periodic Engagement Survey. The insights gained help us understand how our risk culture is evolving and inform the initiatives and interventions to take forward. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 24

Risk landscape in 2025 Over the course of the year the Board, informed by the Risk Committee, and the Audit and Compliance Committee have periodically reviewed the Group principal and emerging risks and our focus remained on strengthening our internal control environment to ensure it continues to support the evolving needs of our growing business. During the year, the Group’s risk management framework continued to perform effectively amid periods of heightened volatility and geopolitical tension. Our governance structure, encompassing clearly defined risk limits together with rigorous oversight, enabled the business to maintain stability and operational resilience even in a year when trading volumes surged to record highs. Following 'Liberation Day' in the US in early April, global market conditions were particularly volatile; however, our liquidity position remained strong and comfortably within our limits. The effectiveness of our risk framework was evident during this period, as our controls ensured appropriate management of exposures across products and regions. As the year progressed, risk conditions evolved in response to intensifying geopolitical developments, including Israel-Iran tensions with further sanction prospects associated with the Russia-Ukraine conflict. Despite these factors which led to sharp increases in market volatility and uncertainty, our portfolios remained resilient. Our robust risk management practices effectively mitigated downside exposure and maintained performance stability throughout this period. In the latter part of the year, volatility in commodity markets remained elevated, driven by fluctuating energy prices and fragile investor sentiment. Nevertheless, coordinated risk governance, supported by ongoing engagement between our internal functions and the Risk Department, ensured adherence to our key risk parameters. Throughout this period of heightened uncertainty, including incorrect and false allegations made against the Group in August, we remained focused on executing our strategy to build a diversified global platform and broaden our capabilities. The acquisitions completed during the year (Aarna Capital, Hamilton Court FX Group, Agrinvest and Winterflood Securities), directly supported this strategy by expanding our client base and strengthening the balance of our business across regions and asset classes. At the same time, continued investment in control and support functions enhanced our governance framework and operational oversight, ensuring consistent application of risk management practices across the Group. Key developments in the year During the year we have further improved our risk capabilities and supporting IT risk architecture, delivering targeted enhancements that strengthened automation, and strategic risk insight across the Group. We have: • Evolved and refined our Risk Appetite approach to reflect the Group’s growth, diversification, and increasing operational complexity. By anchoring our appetite to the capital base, we strengthened our buffers to meet regulatory requirements, support target S&P ratios, and uphold our credit rating, improving overall risk governance and transparency. • Completed the implementation of our core risk engines and delivered a significant upgrade to our supporting infrastructure, enhancing the quality and timeliness of Risk and Stress Reporting. Our ability to adapt and scale in response to organizational change was demonstrated through the successful integration of selected acquisitions completed during the year. We also made substantial progress in developing our strategic risk management technical architecture. This included a step-change improvement in the coverage and completeness of our reporting capabilities, as well as ongoing enhancements to strengthen Limit Management and Approval processes. Progress achieved over the course of 2025 has been embedded into the 2026 work program, ensuring continued advancement toward our target- state capabilities, with a focus on scalability, resilience, and operational excellence. • Made a strategic shift with the implementation of our new Governance, Risk and Compliance (GRC) system. This marked a transition to a live, dynamic reporting model and a more proactive and data-driven approach to risk management. The GRC platform is being developed as the Group’s core GRC, bringing together several functions from the second line of defense (LoD). This integration enhanced transparency and strengthened control effectiveness, embedding integrated risk intelligence across the Group. • Continued to enhance regional risk governance building on the foundations of existing governance forums with improved clarity on accountabilities and delegated authorities. • Continued to invest in Control and Support functions, driven primarily by acquisitions and ongoing enhancement of our risk, finance, technology, and compliance capabilities. These investments reflect our commitment to strengthening our people and systems in support of the Group’s future growth. • Having established the Group’s Sarbanes–Oxley Act of 2002 (SOX) compliance program in 2024, we completed our first year of program execution during 2025 embedding the financial controls framework across finance, technology, and other key operational areas. We advanced our SOX maturity by establishing our financial controls framework through completion of a comprehensive risk assessment and implementation of ongoing monitoring and control evaluation activities. Through these efforts, we remediated previously disclosed material weaknesses relating to our accounting resources, risk assessment protocols and monitoring processes, respectively, and made significant progress towards remediation of the material weaknesses relating to the maintenance of appropriate control activities, continuing the journey of building a more consistent, robust, and sustainable control environment. • Advanced our Operational Resilience Framework making it more systematic and data-driven. We have enhanced the methodology for identifying Important Business Services and refined the calibration of our impact tolerances. We have also matured our testing capabilities and ensured we can communicate effectively with staff if our primary communication paths are unavailable. We continue to advance these enhancements, which collectively reinforce a proactive, dynamic, and healthy risk culture that supports sustainable business growth. Principal risks associated with our business activities are reported in the following tables: Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 25

Marex Group plc – Annual Report 2025
01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Managing our risk continued

Financial

Credit risk

Owner Group Management

Trend

Heightened

Link to Strategy

Products, People and Clients

Risk appetite: Moderate

Key metrics

Credit issuance, drawn/undrawn credit, credit provisions, credit expected loss, credit and portfolio concentration.

Description

We trade with a range of clients from institutional investors and financial services firms to energy distributors, commodity producers and other corporate hedging clients. Where any client, counterparty, or distributor fails to perform its contractual obligations we may incur a credit loss. As per our risk taxonomy we define three types of credit risk: Counterparty Credit Risk, Settlement Risk and Non-Client Counterparty Risk.

Counterparty Credit Risk: Risk of credit losses where a trading counterparty or client fails to perform during the lifecycle of a trade. This could arise in Marex business lines of client clearing, bilateral derivatives (e.g. Solutions) and other cash-settled ETD and Over The Counter – OTC products, e.g. client failure to meet margin calls or repay a credit line.

Settlement Risk: Risk of credit losses due to client or counterparty failure to deliver their obligation at trade settlement covering both Net and Gross settlement – respectively Delivery Versus Payment (DVP) and Free of Payment (FOP). These could arise in our Agency & Execution and Market Making business segments.

Non-Client Counterparty Risk: Potential credit losses due to exposure to banks, brokers and exchanges, for example Initial Margin and VM posted to exchanges and clearing houses.

Mitigation

We manage and control credit risk using a structured framework of limits, governance and controls, which keep credit exposures within risk appetite while allowing business expansion and diversification. In addition, Group Risk Management supports business decision-making and the proactive identification of any new risks.

Our mitigation approach is tailored to the type of credit risk, as defined in the risk taxonomy. Counterparty Credit Risk is mitigated by a comprehensive set of client-level limits (position limits, stress limits) and daily monitoring by dedicated risk teams. As part of their duties the Executive Risk and Credit Committee oversees and approves all client and counterparty credit lines within the authority thresholds delegated by the Group Risk Committee. Credit decisions, reviewed on a periodic basis, are based on clients' financial statements, margin history and trading patterns.

Settlement Risk is considered as: i) Net Settlement Risk where we may incur replacement costs e.g. where one side of a matched principal trade drops out and Marex has to offer a discount to a replacement counterparty. This risk is mitigated by notional limits set for each client. Distributor risk may also occur in case a notes distributor cancels their order (leading to a close out loss on the pre-hedges), which is mitigated by delta limits and daily monitoring of notes settlement; ii) Gross Settlement Risk exposure is where currency, goods, securities or warrants have been released before receiving settlement from the counterparty. Credit terms are agreed in advance and may be mitigated by letters of credit, guarantees, or a client's strong credit rating.

To mitigate Non-Client Counterparty Risk we set exposure limits according to the credit rating of each counterparty, which are monitored and adhered to by the Treasury team.

Market risk

Owner Group Management

Trend

Flat

Link to strategy

Products, People and Clients

Risk appetite: Moderate

Key metrics

Several lenses utilized such as Greek sensitivities, stress and Value at Risk models.

Description

Trading businesses are exposed to market risk where the value of a portfolio is susceptible to changes in market prices thereby generating profits or losses. Market Risk manages and limits those market risk exposures hence limiting the changes in value of a trading portfolio. Changes in the prices of market instruments include spot prices, volatilities, interest rates, FX rates etc.

Mitigation

The Market Risk team monitors portfolio sensitivities to market-driven risk factors. Market Risk captures, monitors and controls exposures on each portfolio. Each portfolio is subject to an agreed Dealing Authority which defines, inter alia, allowed products, currencies, tenors, exposures, etc. Such exposures are measured daily using a variety of risk lenses including VaR, stress and Greeks. Desks are required to remain within limit and breaches of limits are required to be escalated and remediated. Market Risk limits are set at levels to support business growth within a controlled risk environment in alignment with the Group Risk Committee risk appetite. The Market Risk Management Framework is open and transparent.

Risk trend Heightened | Flat | Decreased

Link to Strategy Products | People and Clients | Geographies

26

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Managing our risk continued

Financial continued

Liquidity risk

Owner Group Management

Trend

Flat

Link to Strategy

Products, People and Clients

Risk appetite: Low

Key metrics

Liquid assets, headroom of liquidity assets above liquidity requirements, concentration (e.g. cash deposits across banks), funding maturity profile.

Description

The Group defines liquidity risk as the risk of not being able to meet current and future cash flow and collateral needs without undue cost or adverse impact on the Group's financial standing. Liquidity risk may be driven by systemic (market-driven) factors, which may be driven in turn by the broader macroeconomic environment, and idiosyncratic factors specific to Marex. Market-driven risk factors include collateral outflows to meet margin requirements relating to the Group's hedges of structured products issued under the Financial Product Program, as well as temporary funding of margin in support of client activities, where Marex may need to pay margin before receiving it from clients. Idiosyncratic risk factors relate to Marex-specific events that may impact liquidity either directly or indirectly. Examples of idiosyncratic risk factors include adverse news coverage, which may impact funding rollover, and unplanned downtime of systems, which may impact Marex's ability to margin clients. As a growing organization, liquidity risk exposures may increase in significance and new risk factors may become relevant from organic expansion of business activities or acquisitions.

Prudent management of liquidity is a critical pillar of the Group's overall risk management strategy. This year, the liquidity risk management framework has been further strengthened and expanded in line with the growth of the Group. We have also taken steps to further diversify our funding sources, for example, by raising $500m in senior notes in May, strengthening our overall liquidity position and funding profile.

Mitigation

Management of Liquidity Risk is embedded in the Group's overall risk management framework. The Group Treasury function has primary responsibility for liquidity management with independent oversight from Group Risk Management. Policies and procedures relating to liquidity management are maintained and implemented at the Group level and at material operating entity level.

Our conservative approach to liquidity management encompasses regulatory requirements (e.g. UK Investment Firms Prudential Regime (IFPR) and internal processes designed to optimize and safeguard the Group's liquidity resources. Our Group funding objective is to maintain a stable maturity profile in line with working capital needs and growth objectives, and a liquid asset buffer to mitigate periods of financial stress. The liquid asset buffer is maintained in accordance with regulatory requirements and is underpinned by a comprehensive and dynamic stress testing approach covering a combination of market-driven and idiosyncratic liquidity risk factors that may affect the Group. The expanding set of liquidity risk factors resulting from growth of the Group is managed by regular risk identification and review and challenge our stress testing assumptions.

Our Liquidity Risk Management Framework includes the following control processes:

- Liquid asset buffer comprised of cash/ highly liquid assets sized based on regular and prudent liquidity stress testing;
- Daily monitoring/ reporting of liquidity risk profile with early warning mechanism for escalation of breaches in alignment with risk appetite;
- Approval of regulatory documents e.g. ICARA or similar, specifying minimum requirements for capital and liquidity by the Group Risk Committee;
- Daily reporting of net liquidity resources and requirements for Group and key entities, with material liquidity shifts highlighted to Executive Management;
- Liquidity risk identification embedded in business change process, acquisition planning and regular review and challenge of the liquidity stress testing approach;
- Contingency funding planning/ periodic testing to ensure the Group responds to stress events in a robust and comprehensive manner;
- Regular reporting of Risk Appetite Metrics to Executive Management and to Group Risk Committee;
- Group assets, liabilities and investments with regard to liquidity risk managed by the Asset and Liability Committee.

Risk trend Heightened | Flat | Decreased

Link to Strategy Products | People and Clients | Geographies

27

Operational Technology infrastructure and cyber security Owner Group Management Trend Link to Strategy Risk appetite: Low Key metrics Core systems performance status (i.e. number of incidents and related breaches), Information security status, Business disruptions (i.e. Business Continuity Plans invoked, Disaster recovery procedure implemented). Description We deploy a broad suite of technology solutions, comprising internally developed systems and products sourced from established industry providers. Within this technology environment, we have identified three principal areas of risk. First, we face the risk of technology failure, whereby key systems or platforms may experience disruption or downtime due to misconfiguration, insufficient scalability, or limitations in supporting the size and complexity of our operations, with the potential impact of such failures being exacerbated by weaknesses in incident detection, escalation, response, or recovery processes. Second, our evolving and increasingly complex IT architecture presents heightened risk exposure. As we expand into new markets and product lines, the introduction of additional systems and interdependencies increases complexity across trade flows and the wider technology estate, which may also complicate effective incident management and coordination across systems, teams, and third-party providers. Third, we remain exposed to cyber threats, which continue to grow in sophistication, frequency, and potential impact, including social engineering techniques such as phishing, impersonation, and manipulation of employees or third-party service providers that exploit human behavior rather than technical vulnerabilities. As the Group continues to scale and broaden its asset base, these risks become more pronounced. Our expanding operational footprint increases our dependence on critical technology infrastructure and may amplify the potential consequences of system failures or security breaches. A significant failure in our technology environment – whether stemming from internal vulnerabilities, external cyber-attacks, social engineering incidents, ineffective incident response, or the physical and transitional impacts of climate-related risks on key infrastructure – could have materially adverse effects on our business operations, client service, regulatory compliance, and financial performance. Mitigation We maintain a proactive and structured approach to managing technology and cyber risks in order to safeguard our operations and support sustainable growth. Our long-term technology requirements are addressed through a clearly defined technology strategy that guides investment, modernization, and the development of resilient platforms and applications. This strategy is complemented by an operational resilience and business continuity framework designed to ensure the ongoing availability, reliability, and recoverability of our critical systems, and by formal incident management processes covering incident detection, escalation, response coordination, and post-incident recovery and review. We operate a robust security architecture and continuously strengthen our security posture by maintaining current platforms, applications, and infrastructure, as well as enhancing our detection, prevention, and response capabilities, including through regular testing and refinement of incident response and crisis management procedures. Cybersecurity risk forms an integral component of the Board’s oversight responsibilities, with specific oversight of technology and cyber risk delegated to the Group Risk Committee. The Committee monitors management’s execution of the Group’s cybersecurity risk management program and incident management capabilities and assesses the adequacy of the controls in place. Our policies and control standards are aligned with ISO 27001, and our cyber risk assessment framework is based on the National Institute of Standards and Technology (NIST), including controls relating to security incident handling and response. In addition, we apply rigorous technology and cybersecurity due diligence to all acquired entities to evaluate their control environment and ensure that appropriate remediations or enhancements are implemented before integration into the Marex technology estate, including the alignment of incident management and response processes. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued Risk trend Heightened Flat Decreased Link to Strategy Products People and Clients Geographies 28

Operational continued Third party and supplier management Owner Group Management Trend Link to Strategy Risk appetite: Moderate Key metrics Supplier population and criticality assessments, Suppliers inventories per jurisdictions. Description As the Group relies on a broad network of third-party suppliers to support the delivery of services to our clients, effective oversight and management of these external partners is essential to maintaining operational resilience and meeting regulatory expectations. Ensuring that suppliers operate in accordance with Group policies, standards, and control requirements remains a fundamental priority. The continued growth and expansion of the Group – including a higher volume of acquisitions – introduces new suppliers into our operating model and increases the complexity of our third-party landscape. While acquisitions may diversify our supplier base, they can also result in multiple business units relying on the same key providers, thereby heightening concentration risk. This growing scale and complexity place additional pressure on our capability to manage supplier performance, ensure consistent oversight, and embed Group-wide standards across newly acquired entities. Inadequate oversight or underperformance by critical suppliers, including those on which the Group becomes increasingly dependent, could impair our ability to serve clients effectively, disrupt operational continuity, or lead to non-compliance with regulatory expectations. Mitigation Marex is committed to establishing and maintaining strong, transparent, and mutually beneficial relationships with its suppliers. To support this, we have continued to enhance our Supplier Management Function, including the development and implementation of a comprehensive suite of governance documents. These comprise our Supplier Management Policy, supporting procedures, and a Supplier Code of Conduct, all of which have been reviewed, endorsed, and approved by the Material Outsourcing Committee, a sub-committee of the Group Executive Committee. We are continually improving the way supplier-related risks are identified, assessed, and managed. Enhancements to our processes, systems, and oversight framework are strengthening our ability to monitor supplier performance, assess concentration and dependency risks, and maintain clear visibility of our most material third-party relationships. This evolving framework enables more effective governance and ensures that critical suppliers continue to operate in line with Group standards, regulatory expectations, and our broader risk appetite. Complexity related to the integration of new businesses, and delivery of strategic change programs Owner Group Management Trend Link to strategy Risk appetite: Moderate Key metrics Status of risk in key business change projects and portfolios, Performance of business and risk integration plans. Description As the Group continues to grow and pursue new business opportunities, the scale and frequency of acquisitions – including larger transactions as well as smaller bolt-on opportunities – are increasing. At the same time, we are accelerating innovation across our business segments and expanding into new markets such as Switzerland and Japan. These developments, alongside the introduction of more 24/7 operational activities (for example, in clearing), are contributing to a rising level of integration complexity. The growing volume and sophistication of these initiatives may place increasing demands on our integration capabilities. Capacity constraints within key control and support functions may further affect the timely and effective integration of new businesses, potentially impacting the realization of expected synergies and operational benefits. Mitigation We continue to invest in and enhance our change management capabilities to support the effective integration of new businesses and the delivery of strategic initiatives. Our objective is to ensure that change is executed in a controlled, efficient, and consistent manner across the Group. All significant change initiatives meeting defined criteria are overseen by the Business Change Approval Committee (BCAC), chaired by the Head of Change and Integration. The BCAC operates as a sub-committee of the Group Executive Committee and includes representation from key Control and Support functions. This governance forum plays a central role in ensuring that change programs are appropriately assessed, prioritized, and monitored, enabling the Group to manage transformation activities in a controlled and predictable manner. In connection with acquisitions, we conduct comprehensive due diligence and apply a structured integration methodology to ensure that both the acquisition and integration processes are executed within a disciplined framework. This approach supports the early identification of risks, promotes alignment with Group standards, and ensures that our control environment is strengthened as new businesses are onboarded. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued Risk trend Heightened Flat Decreased Link to Strategy Products People and Clients Geographies 29

Marex Group plc – Annual Report 2025
01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Managing our risk continued

Operational continued

Broking process

Owner Group Management

Trend

Heightened

Link to strategy

Products, People and Clients, Geographies

Risk appetite: Moderate

Key metrics

Material business events, Margin call.

Description

As the Group continues to grow and expand its activities, our exposure to operational risks across the broking lifecycle is increasing. These risks may arise at multiple stages of the transaction process, including the execution and arrangement of trades, where errors in booking, closing out positions, or compensating clients could result in financial loss. Operational risks also persist during downstream processes such as clearing, settlement, and invoicing, where failures or delays may impact client outcomes or overall process integrity.

The expansion of our operating footprint, higher transaction volumes, and increased product and market complexity elevate the potential for operational error, system limitations, or control breakdowns. Collectively, these factors underscore the growing importance of maintaining robust operational controls and a resilient end-to-end trade environment.

Mitigation

Marex is committed to continuously strengthening its internal control environment across all stages of the broking lifecycle. Our broking operations are supported by a comprehensive control framework designed to ensure the accuracy, integrity, and completeness of trade activity. This framework is reinforced through periodic oversight and assurance performed by our second and third lines of defense.

Key controls include the issuance and timely review of trade recaps and confirmations, the establishment and monitoring of order and position limits within our electronic order books, and the application of systematic checks to identify and remediate potential erroneous or mis-booked trades. In addition, we maintain robust processes to detect, manage, and resolve clearing and settlement issues, helping to ensure that operational risks are promptly mitigated.

This approach supports the Group's ability to maintain high standards of operational discipline, reduce the likelihood of process failures, and protect the integrity of client transactions.

Inability to attract key talent

Owner Group Management

Trend

Flat

Link to strategy

People and Clients

Risk appetite: Moderate

Key metrics

Staff attrition and turnover rates, Succession plans.

Description

The skills, experience, and engagement of our colleagues are fundamental to the successful execution of our strategy and the delivery of high-quality service to our clients. The loss of key talent in critical functions – particularly in the absence of robust succession planning for senior management roles – poses a material risk to the Group's ability to sustain growth, maintain operational effectiveness, and achieve strategic objectives.

The Group operates in a highly competitive recruitment market, where demand for specialist capabilities continues to rise and expectations around flexible working arrangements increasingly influence employee decisions. In this environment, there is an elevated risk of attrition across front-office, support, and control functions, all of which are essential to the efficient and compliant operation of the business. Failure to attract, develop, and retain critical talent could adversely affect performance, continuity, and the successful delivery of our business plans.

Mitigation

We invest significant time and resources in fostering an engaging, inclusive, and rewarding work environment that supports the retention of key talent across the Group. Talent, culture, and workforce planning are regular agenda items for the leadership team, the Group Executive Committee, the Management Executive Committee, and the Board. Senior leaders maintain active dialog with colleagues throughout the year to remain closely connected to organizational sentiment and emerging people-related risks.

To inform decision-making, we conduct an annual Group-wide engagement survey, undertake periodic business-level reviews, and analyze leaver data and exit feedback to identify trends, opportunities, and areas for improvement. Insights from these activities support targeted actions to strengthen our People agenda.

We deploy a range of measures to incentivize and retain critical talent, including competitive remuneration frameworks, performance-linked reward structures, and both short-term and long-term succession plans for senior and commercially sensitive roles. Where appropriate, we apply post-termination restrictions to mitigate the potential impact of attrition. We also use fixed-term front-office contracts with staggered renewal dates to support continuity, alongside flexible working arrangements and a structured performance management process to align development and reward.

This comprehensive approach supports the Group's ability to attract, develop, and retain the skilled workforce necessary to execute our strategy and maintain operational resilience.

Risk trend Heightened | Flat | Decreased

Link to Strategy Products | People and Clients | Geographies

30

Strategic and business Acquisition and market expansion Owner Group Management Trend Link to strategy Risk appetite: Moderate Key metrics Performance against strategy implementation plans, Concentration risk, Capital and liquidity positions. Description As part of Marex’s growth ambitions, acquisitions represent a key component of our strategy to enter new markets, broaden our geographic footprint, expand our product portfolio, and acquire technologies and capabilities that enhance our long-term competitive position. Achieving these objectives requires a clear strategic rationale for each acquisition, including disciplined decision-making regarding which assets to acquire, the timing of such transactions, and the manner in which they are executed. We recognize that failure to apply appropriate rigor, due diligence, and governance to our acquisition approach could result in adverse outcomes. These may include placing undue pressure on our capital and liquidity resources, impairing the execution of our strategic priorities, or exposing the Group to uncertainties within the regulatory landscape. A disciplined and well implemented acquisition framework is therefore essential to ensuring that growth is pursued sustainably and in alignment with the Group’s risk appetite. Mitigation Our acquisition activity is guided by a disciplined M&A strategy designed to support the Group’s long-term objective of expanding our client base, capabilities, and geographic presence, thereby further diversifying our business. We continue to pursue consolidation opportunities through targeted bolt-on transactions while selectively evaluating larger acquisitions where we identify compelling strategic fit and potential for meaningful value creation. We maintain strict financial and strategic discipline by applying a clear valuation framework aligned with the Group’s strategic priorities and risk appetite. This framework underpins decision-making and ensures that acquisition targets are assessed consistently and rigorously. Prior to completing any transaction, we conduct comprehensive due diligence across all key risk areas to identify and evaluate material issues, assess the viability of the acquisition, and determine any actions required to mitigate risks. This structured approach ensures that acquisitions are pursued in a controlled manner and integrated responsibly, thereby protecting the Group’s financial resilience and strategic momentum. Climate-related risk Owner Group Management Trend Link to strategy Risk appetite: Moderate Key metrics Revenue split from environmental products and services, Stress test results. Description While transitioning towards a more sustainable economy, we may fail to anticipate and adequately respond to physical and transition threats and opportunities, which may lead to a decline in revenues and/or market share, as well as regulatory and financial impact to the Group. Failure to articulate and manage our exposure to climate-related risks may compromise our reputation and profitability, not meeting our stakeholder and investors' expectations. Mitigation We continue to strengthen our sustainability framework to mitigate climate-related risks and enhance regulatory resilience. From 2025, sustainability disclosures will be integrated into the Annual Report and Accounts, improving governance, consistency and oversight. This year we have realigned our strategy to an industry-standard ESG framework, with enhanced KPIs supporting effective monitoring of climate-related performance. As outlined in our Climate Financial Disclosures (CFD) Statement, our key indicators are our Scope 1 & 2 emissions. The Group's Scope 1 & 2 Greenhouse Gas emissions are reviewed by the Climate Change Steering Group, the Sustainability Committee and the Audit and Compliance Committee. In response to an evolving regulatory environment, we are advancing compliance readiness through improved Scope 3 emissions calculation, pilot quantitative climate risk assessments, and the development of a more tailored net zero strategy, with processes embedded into business-as-usual activities. The continued growth of the environmental products business further supports client transition needs and climate risk mitigation. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued Risk trend Heightened Flat Decreased Link to Strategy Products People and Clients Geographies 31

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Managing our risk continued

Strategic and business continued

Health and safety

Owner Health and Safety Committee

Trend

Flat

Link to strategy

People and Clients

Risk appetite: Low

Key metrics

Actions and outcomes related to fire risk assessment, Unfilled health and safety positions e.g. First aiders.

Description

While performing our business activities our employees, visitors, other parties or the environment may be adversely affected.

Mitigation

We recognize that effective management of health and safety risks is fundamental to the continuity of our operations and a core statutory obligation. Health and safety risks arising from all work activities are managed through a structured global Health and Safety Program, supported by defined policies and minimum standards.

Oversight of health and safety performance is provided by the Health and Safety Committee, which regularly reviews incident trends, key risk indicators and compliance with applicable legal and regulatory requirements. The Group's Health and Safety Policy is reviewed periodically to reflect changes in operational activities, evolving legislation and emerging best practice, with the objective of maintaining a safe and healthy working environment and driving continuous improvement in health and safety performance.

Compliance

Evolving regulatory landscape

Owner Group Management

Trend

Heightened

Link to strategy

Products, People and Clients, Geographies

Risk appetite: Low

Key metrics

Compliance and regulatory breaches, Status of key regulatory/ change projects and initiatives.

Description

As the Group continues to grow and diversify, the regulatory standards and supervisory expectations to which we are held are also increasing. Expansion into new markets exposes the Group to more complex and evolving regulatory landscapes, each with distinct requirements, heightened scrutiny, and varying supervisory approaches. This elevates the risk of regulatory challenge, increases the operational burden of maintaining compliance, and raises the potential for inconsistencies in meeting local expectations.

At a macro level, rising geopolitical and regulatory fragmentation is contributing to greater divergence across global regulatory regimes. This environment places additional pressure on the Group to interpret, implement, and evidence compliance with multiple rules and standards. Collectively, these factors amplify the regulatory risk landscape the Group faces as it expands into new jurisdictions and grows the scale, sophistication, and footprint of its operations.

Mitigation

We maintain a proactive and structured approach to identifying and managing regulatory risk across the Group. Our teams continuously monitor developments in the global regulatory landscape, undertaking horizon scanning to assess the potential impact of emerging rules and supervisory expectations on our business model, operating footprint, and strategic plans. This enables the Group to respond to regulatory changes in a timely and coordinated manner, and to anticipate areas where evolving requirements may constrain or reshape our activities.

Oversight of the regulatory landscape is part of our governance framework. The Audit and Compliance Committee is responsible for reviewing and approving the Group's approach to identifying, assessing, monitoring, and reporting regulatory risk. The Committee receives regular updates on key regulatory developments, supervisory interactions, and the adequacy of the Group's control framework to ensure that regulatory obligations are met across all jurisdictions in which we operate.

We also maintain open and constructive relationships with regulators and financial exchanges globally. Through participation in consultations, industry forums, and regulatory dialog, Marex contributes to the development of regulatory frameworks and promotes the inclusion of the Group's perspective in policy discussions. This collaborative approach supports our ability to prepare for evolving standards, adapt to differing jurisdictional requirements, and maintain compliance in an increasingly fragmented regulatory environment.

Risk trend Heightened | Flat | Decreased

Link to Strategy Products | People and Clients | Geographies

32

Compliance continued Financial crime and sanctions Owner Financial Crime Committee Trend Link to strategy Risk appetite: Low Key metrics Sanctions breaches, Trend of business relationships refused or exited due to financial crime reasons, Reported suspicious activities. Description We define financial crime risk as the risk of Marex being used – whether by internal or external parties – to facilitate or enable illicit activity. This includes exposure to money laundering, fraud, bribery and corruption, tax evasion, terrorist financing, proliferation financing, and breaches of sanctions. The expansion of our product offering into more sophisticated or higher-risk markets, combined with an increasingly complex and rapidly evolving global regulatory and geopolitical environment, heightens the potential for such risks to materialize. Mitigation We apply a comprehensive, Group-wide approach to the management of financial crime and sanctions risk, supported by a consolidated Financial Crime Policy and an established prevention framework. This framework embeds clear standards, controls, and oversight mechanisms across all jurisdictions in which we operate. Our risk-based approach is aligned with the Financial Action Task Force (FATF) recommendations and applicable regulatory requirements. We recognize that our business model, the nature of the sectors in which we operate, and the geographies we serve introduce inherent financial crime and sanctions risks. The introduction of new or more complex products – together with an increasingly dynamic global sanctions environment – further elevates these risks and requires heightened vigilance. In response, we continue to strengthen our financial crime and sanctions prevention capabilities, enhancing systems, analytics, due diligence processes, and governance arrangements to address emerging threats and vulnerabilities. Ongoing refinement of our control environment supports sustainable effectiveness and helps ensure that Marex maintains robust protection against financial crime risks across all areas of the business. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued Risk trend Heightened Flat Decreased Link to Strategy Products People and Clients Geographies 33

Our emerging risks – Navigating geopolitical uncertainty, economic shifts and digital disruption The global operating environment is expected to remain volatile, shaped by persistent geopolitical tensions, uncertain macroeconomic conditions, and accelerating technological competition, including increased investments in sovereign AI. These forces are likely to continue to reshape market structures, regulatory expectations, and risk profiles across the financial services sector. In this context, organizations are increasingly required to anticipate and embed emerging risk scenarios into strategic planning and execution to support resilience and agility. As a growing global organization with an expanding international footprint, Marex will continue to operate within this complex and evolving risk landscape. The Group remains focused on maintaining strategic flexibility while further strengthening its risk management, governance, and control frameworks to support sustainable growth and the delivery of our ambitions. Geopolitical instability and global fragmentation Geopolitical instability is likely to remain elevated, with ongoing armed conflicts, including the war in Ukraine, alongside fragile and uncertain peace processes, and continued humanitarian and political crises in regions such as Gaza and Sudan. Further periods of internal unrest in a number of jurisdictions may give rise to political instability, changes in government, and episodic escalations between long-standing regional rivals. For Marex, these developments may have implications for the Group’s commodities, financial markets and clearing businesses, particularly where client activity, trading volumes or liquidity are sensitive to geopolitical developments and market volatility. Heightened geopolitical risk could also affect client behavior, counterparty risk profiles and margin requirements, particularly for clients operating in, or exposed to, affected regions. In parallel, the global economic environment may continue to fragment, with increasing divergence across regulatory regimes and policy frameworks. Shifting political priorities and evolving regulatory approaches may add complexity to our cross-border operations, including the provision of services through our international offices and regulated entities. These dynamics may be most pronounced in emerging markets, where regulatory uncertainty, restrictions on market access or changes in local market infrastructure could constrain growth opportunities and increase the operational and compliance burden associated with executing the Group’s long-term strategy. Economic uncertainty and trade disruptions Economic uncertainty may remain elevated, with tariff measures introduced by the US Administration continuing to disrupt global trade flows and heighten tensions between major trading partners. Sustained tariff regimes could contribute to heightened market volatility, increased fragmentation across global commodity markets and persistent regional price divergences. For Marex, these conditions may affect client activity, hedging demand and trading volumes across its commodities and financial markets businesses, while influencing counterparty risk profiles and margin requirements. Weaker global growth may place downward pressure on demand-sensitive commodities, and ongoing supply chain disruption and protectionist policies could increase operating costs, reduce market efficiency and constrain liquidity. Taken together, these dynamics may amplify economic uncertainty, complicate investment and hedging decisions, and present challenges to growth, particularly in highly interconnected global markets and emerging economies. These factors therefore remain a key consideration in the Group’s assessment of market, credit and liquidity risks, and inform its approach to capital deployment and strategic planning. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 34

Further expansion of digital assets Marex’s further expansion into the digital asset space introduces an evolving risk profile characterized by heightened market volatility, operational and settlement complexity, exposure to financial crime and cybersecurity threats, limited insurance protections, and potential concentration risk arising from reliance on a small number of exchanges and custodians, or technology platforms. These risks are amplified by fragmented market infrastructure, complex counterparty arrangements, and a rapidly developing regulatory environment. In the UK, regulatory oversight of cryptoassets continues to strengthen, including enhanced FCA supervision and the implementation of the Cryptoasset Reporting Framework (CARF) from January 2026. To effectively manage this Marex will continue to require robust governance, diversification of counterparties and service providers, and continued investment in risk management and control frameworks to ensure alignment with its risk appetite posture, regulatory obligations, and reputational standards. Investment discipline and strategic growth All business decisions are guided by the Group’s strategic objectives, including a disciplined and structured approach to mergers and acquisitions. As the business continues to grow, it is essential that both organic investment and M&A activity are assessed within the context of a rapidly evolving market environment to ensure capital is deployed effectively. There is a risk that an imbalance in investment strategy, whether across organic growth initiatives, acquisitions, efficiency programs, or resilience-building investments, could reduce our ability to respond to changing conditions. In particular, insufficient consideration of integration complexity, execution risk, or long-term resilience in the context of M&A activity could constrain adaptability and strategic flexibility. If not appropriately managed, these factors may impair Marex’s ability to deliver sustainable performance across its business segments and to realize the intended strategic and financial benefits of its investment and acquisition strategy. Evolving fraud and cyber conflict in a technology-driven environment The increasing use of advanced technologies, including algorithmic trading, blockchain, and artificial intelligence (AI), as well as the expansion of our business activities into additional technology-enabled services such as payments, has enhanced organizational capability but also heightened exposure to cyber conflict and technology-enabled fraud. In the context of elevated geopolitical tensions, cyber activity is increasingly used as a means of disruption, with ransomware, denial-of-service attacks, and data compromise representing persistent threats across the financial services sector. Operating in a high-value, time-critical environment, Marex remains exposed to cyber-enabled disruption affecting critical systems, transaction processing activities, data confidentiality, integrity, and operational continuity. These risks are enterprise- wide and could adversely impact operational resilience, regulatory compliance, and reputation. Marex continues to strengthen its cyber security and control environment, including measures to protect sensitive data, enhance system resilience, support the secure operation of technology-enabled services and detect and respond to cyber threats to maintain the integrity and availability of its critical services. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Managing our risk continued 35

We have built a business that is delivering resilient profit growth across a range of market environments Our financial performance in 2025 demonstrates that we have built a business that can deliver sustainable growth. We have continued to make value enhancing acquisitions, growing our capabilities and adding more clients. We have achieved this while also maintaining a robust approach to risk, liquidity and capital management.” Rob Irvin Chief Financial Officer See our business model Page 10 Discover our strategic progress Page 19 See our global reach Page 2 Discover more in our business review Page 44 Discover more on our Non-IFRS measures in our 'Non-IFRS measures and Other KPIs section' Page 248 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Financial review 36

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Financial review continued

Highlights

REVENUE

$2,024.1m

↑ 27%

PROFIT BEFORE TAX[2]

$411.6m

↑ 39%

ADJUSTED PROFIT BEFORE TAX[1]

$418.1m

↑ 30%

RETURN ON EQUITY

27.6%

↑ 260 bps

BASIC EARNINGS PER SHARE

$4.12

↑ 39%

ADJUSTED BASIC EARNINGS PER SHARE[3]

$4.26

↑ 28%

Our reported results are prepared in accordance with International Financial Reporting Standards ('IFRS Accounting Standards'), as detailed in the notes to the financial statements starting on page 146. In addition to our results determined in accordance with IFRS Accounting Standards, we also disclose non-IFRS measures. We believe these non-IFRS measures provide useful information both to management and investors in measuring our financial performance. Where a non-IFRS measure is used, a reconciliation to the most directly related statutory measure is provided in the 'Non-IFRS measures and other KPIs' section of this Annual Report and note 5 to the financial statements.

Revenue

The Group delivered a strong performance in 2025 with revenue growth of 27% to $2,024.1m (2024: $1,594.7m). Revenue increased as follows:

	2025 $m	2024 $m	Change
Revenue	**2,024.1**	1,594.7	27%
Net commission income	**977.5**	856.1	14%
Net trading income	**851.9**	492.4	73%
Net interest income	**152.6**	227.1	(33%)
Net physical commodities income	**42.1**	19.1	120%

Performance for the year ended 31 December 2025

Revenue increased by $429.4m to $2,024.1m (2024: $1,594.7m), with growth across all operating segments and contributions from acquisitions completed during the year.

The increase in revenue was primarily driven by net trading income, which rose by $359.5m to $851.9m (2024: $492.4m). Growth was led by Agency and Execution, which increased by $271.7m to $333.0m (2024: $61.3m) reflecting growth in Securities, in particular the strategic expansion of Prime Services, as well as FX as we grew our offering following the integration of Hamilton Court. This was supported by growth in Solutions, which increased by $62.5m to $272.8m (2024: $210.3m) reflecting higher client activity across both Financial Products and Hedging Solutions.

Net commission income increased by $121.4m to $977.5m (2024: $856.1m), driven mainly by Agency and Execution, which rose $103.8m to $700.9m (2024: $597.1m). In Agency and Execution, growth was led by Securities, which increased $57.0m to $367.8m (2024: $310.8m) with increases across Credit, Prime, FX, Rates and Equities. The biggest growth area was Equities driven by growth across our equity derivatives and cash equities desks. This growth was supported by new product launches and entry into new markets which drove higher client engagement. Energy commission revenue also increased $41.1m to $325.7m (2024: $284.6m), underpinned by strong market conditions in the first half of 2025. Commission income growth was supported by Clearing, which increased $12.4m to $275.4m (2024: $263.0m) reflecting increased client activity and volumes, with contracts cleared increasing 15% to 1,280m (2024: 1,116m), supported by strong client retention, onboarding of new larger institutional clients and continued expansion across regions.

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.
2. Profit before Tax refers to the Profit Before Tax from Continuing Operations.
3. Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period.

37

These increases were partly offset by a decline in net interest income, which decreased by $74.5m to $152.6m (2024: $227.1m). Interest income increased by $24.6m to $727.0m (2024: $702.4m), as growth in average balances to $18.3bn (2024: $13.5bn) was partially offset by a 100 bps reduction in average Fed Funds rates. This increase in interest income was offset by higher funding costs, with interest expense on debt increasing by $105.5m to $323.1m (2024: $217.6m), reflecting senior debt issuances in November 2024 ($600m) and May 2025 ($500m), alongside ongoing structured note issuance. Net physical commodities income increased by $23.0m to $42.1m (2024: $19.1m), primarily reflecting higher sales volumes of physical recycled metal driven by increased demand from clients, and supported by growth in revenue generated from physical crude and petrochemicals. Hedging activity undertaken to mitigate the related market risk partially offsets a portion of these gains and is included as a reduction within trading income. Expenses in 2025 increased broadly in line with the revenue performance and continued investment, with total expenses increasing by $317.3m to $1,624.2m (2024: $1,306.9m). The increase reflected higher Front Office costs, which increased $229.4m to $1,110.9m (2024: $881.5m), and Control and Support costs which increased $98.0m to $474.1m (2024: $376.1m), consistent with ongoing investment to support growth and the contribution from acquisitions completed during 2025, including Aarna, Hamilton Court, Winterflood and Agrinvest. Compensation and benefits increased $263.1m to $1,234.2m (2024: $971.1m), reflecting higher performance-related compensation associated with stronger profitability and higher average FTEs. Average Group FTEs increased 452 to 2,786 (2024: 2,334), including growth in Front Office headcount, which increased 155 to 1,405 (2024: 1,250), and Control and Support headcount, which increased by 297 to 1,381 (2024: 1,084), reflecting the integration of acquisitions and our continued investment in technology, risk, finance and compliance capabilities. Other expenses increased $47.6m to $353.9m (2024: $306.3m). The increase was driven by the impact of acquisitions and continued investment in our technology infrastructure to accelerate business growth, alongside higher professional fees. Depreciation and amortization increased $6.6m to $36.1m (2024: $29.5m), primarily reflecting the depreciation and amortization of assets acquired during the year, including right-of-use assets and property, plant and equipment, as well as continued investment in technology and infrastructure to support growth. Reported Profit Before Tax2 increased $115.8m to $411.6m (2024: $295.8m), and the Reported Profit Before Tax Margin increased to 20.3% (2024: 18.5%), reflecting strong revenue growth and a larger contribution from higher margin products within Agency and Execution, particularly Prime. Adjusting items were $6.5m in 2025 (2024: $25.3m), primarily reflecting a significantly lower level of IPO and shareholder-related costs versus the prior year, partially offset by amortization of acquired brands and customer lists and acquisition-related costs, alongside a $3.6m bargain purchase gain recognized in 2025 (linked to the acquisition of Darton Group Limited in Q1 2025). As a result, Adjusted Profit Before Tax¹ increased by $97.0m to $418.1m (2024: $321.1m), and the Adjusted Profit Before Tax Margin¹ increased to 20.7% (2024: 20.1%). Tax expense increased by $25.9m to $103.7m (2024: $77.8m), broadly in line with the increase in profitability, with profit before tax rising to $411.6m (2024: $295.8m). As a result, the effective tax rate was 25% (2024: 26%). 1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail. 2. Profit before Tax refers to the Profit Before Tax from Continuing Operations. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Financial review continued 38

Marex Group plc – Annual Report 2025
01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Financial review continued

Summary Financial Results

The table below shows the Group income statement, including Adjusted Profit Before Tax[1] which is the Group's key measure of financial performance (and is a non-IFRS measure - refer to 'Non-IFRS measures and other KPIs' section of this Annual Report for further details). Adjusted Profit Before Tax[1] is utilized by the Board and Senior Management to monitor the underlying performance of the business.

	2025 $m	2024 $m	Change
Net commission income	**977.5**	856.1	14%
Net trading income	**851.9**	492.4	73%
Net interest income	**152.6**	227.1	(33%)
Net physical commodities income	**42.1**	19.1	120%
Revenue	**2,024.1**	1,594.7	27 %
Compensation and benefits	**(1,234.2)**	(971.1)	27%
Depreciation and amortization	**(36.1)**	(29.5)	22%
Other expenses	**(353.9)**	(306.3)	16%
Total expenses	**(1,624.2)**	(1,306.9)	24%
Net recovery of credit losses	**0.7**	1.7	(59%)
Bargain purchase gain on acquisitions[3]	**3.6**	—	n.m.[2]
Other income	**7.4**	6.3	17%
Profit before tax from continuing operations	**411.6**	295.8	39%
Tax	**(103.7)**	(77.8)	33%
Profit after tax from continuing operations	**307.9**	218.0	41%
Loss after tax from discontinued operations	**(0.2)**	—	n.m.[2]
Profit after tax	**307.7**	218.0	41%
Profit before tax from continuing operations	**411.6**	295.8	39%
Adjusting items[1]	**6.5**	25.3	(74%)
Adjusted Profit Before Tax[1]	**418.1**	321.1	30 %

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.
2. n.m. = not meaningful as a percentage.
3. A bargain purchase gain was recognized as a result of the Group's acquisition of Darton Group Limited ('Darton').

Group Total Expenses and Headcount

	2025 $m	2024 $m	Change %
Compensation and benefits	**(1,234.2)**	(971.1)	27%
Depreciation and amortization	**(36.1)**	(29.5)	22%
Other expenses	**(353.9)**	(306.3)	16%
Total expenses[1]	**(1,624.2)**	(1,306.9)	24%

1. Management analyses and monitors total expenses on an adjusted basis, split between Front Office and Control & Support (Back Office). Total Front Office Costs for the Group for 2025 are $1,110.9m (2024: $881.5m), Control and Support Costs for the Group for 2025 are $474.1m (2024: $376.1m). Certain items are excluded from this adjusted expense view and therefore from Adjusted Operating Profit.

Average Full Time Equivalent ("FTE") headcount	2025 No.	2024 No.	Change
Front Office	**1,405**	1,250	12%
Control and Support	**1,381**	1,084	27%
Total[2]	**2,786**	2,334	19%
Percentage of Front Office employees	**50%**	54%	(400) bps

2. Headcount table represents headcount for continuing operations and FTE associated with the Group's discontinued operation have been excluded for comparability.

39

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Financial review continued

Net Interest Income

Net Interest Income[1]	2025	2024	Change
Average Fed Funds %	**4.2%**	5.2%	(100) bps
Average balances ($bn)[2]	**18.3**	13.5	4.8
Interest Income ($m)	**727.0**	702.4	24.6
Interest paid out ($m)	**(251.3)**	(257.7)	6.4
Interest on balances ($m)	**475.7**	444.7	31.0
Net Yield on balances %	**2.6%**	3.3%	(70) bps
Average notional debt securities ($bn)	**(5.1)**	(2.8)	(2.3)
Yield %	**6.3%**	7.8 %	(150) bps
Interest expense ($m)	**(323.1)**	(217.6)	(105.5)
Net Interest Income ($m)	**152.6**	227.1	(74.5)

1. The interest income and interest expense amounts are presented net of certain elements which are presented gross within the Consolidated Income Statement.
2. Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Reconciliation to reported results

On a reported basis, Profit Before Tax increased by 39% to $411.6m (2024: $295.8m). The reported result reflects the impact of several non-operating and one-off items, including bargain purchase gains, amortization of acquired brands and customer lists, shareholder-related activities, acquisition costs, and fees payable to the former ultimate controlling party, as well as IPO-related costs.

Compared with 2025, the 2024 reported outcome was more heavily influenced by IPO preparation costs, shareholder-related activities, and other transaction-related items, which contributed to a larger adjustment between adjusted and reported performance in 2024. Total adjustments for 2025 were $6.5m (2024: $25.3m).

	2025 $m	2024 $m
Adjusted Profit Before Tax[1]	**418.1**	321.1
Bargain purchase gains	**3.6**	—
Amortization of acquired brands and customer lists	**(6.9)**	(5.5)
Activities relating to shareholders	**—**	(2.4)
Employer tax on vesting of growth shares	**—**	(2.2)
Owner fees	**(0.4)**	(2.4)
IPO preparation costs	**—**	(8.6)
Fair value of the cash settlement option on the growth share	**—**	(2.3)
Public offering of ordinary shares	**(1.3)**	(1.9)
Acquisition costs	**(1.5)**	—
Profit before tax from continuing operations	**411.6**	295.8
Tax	**(103.7)**	(77.8)
Profit after tax from continuing operations	**307.9**	218.0

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.

40

Marex Group plc – Annual Report 2025

01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Financial review continued

Segmental performance

We report our results in five segments, which consist of our four business segments: Clearing, Agency and Execution, Market Making, Hedging and Investment Solutions, and a fifth segment covering our Corporate support function. Segmental performance is discussed in the 'Business Review' section of this Annual Report.

The following tables show the split of Revenue and Adjusted Profit Before Tax[1] by segment for 2025 compared to 2024:

Revenue	2025 $m	2024 $m	Change
Clearing	**528.2**	466.3	13%
Agency and Execution	**1,049.2**	695.2	51%
Market Making	**235.5**	207.8	13%
Hedging and Investment Solutions	**196.8**	161.5	22%
Corporate	**14.4**	63.9	(77%)
Total	**2,024.1**	1,594.7	27%

Adjusted profit/(loss) before tax [1,2]	2025 $m	2024 $m	Change
Clearing	**261.5**	247.3	6%
Agency and Execution	**280.9**	107.9	160%
Market Making	**68.9**	65.6	5%
Hedging and Investment Solutions	**43.5**	42.0	4%
Corporate	**(236.7)**	(141.7)	67%
Total	**418.1**	321.1	30%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.
2. Please see note 5 of the financial statements for further information.

Summary Financial Position

Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.

Total Assets have increased from $24.3bn at 31 December 2024 to $34.7bn at 31 December 2025. This was driven by increases in Trade Receivables from $7.6bn to $11.0bn and Securities from $6.5bn to $9.8bn.

During the period, the Group benefited from increased liquidity driven by growth in the Hedging and Investment Solutions Financial Products business combined with the $500m proceeds from the Group's Senior Note Issuance in May 2025, which increased debt securities by $2.1bn to $5.7bn. The additional liquidity gives us the ability to support our clients during periods of volatility as well as take advantage of market opportunities to grow our businesses. We saw significant growth in our Prime offering, primarily related to securities-based swaps, which was the primary driver of the $3.3bn increase in Securities[2] to $9.8bn. Additionally, the continued growth of the Group's Clearing business in the US and APAC during the period contributed to higher client balances. Unsettled securities transactions also increased, mainly driven by the Group's Agency and Execution business which led to an increase in Trade Receivables and Trade Payables.

The Group's equity base increased during the year ended 31 December 2025, with Total Equity increasing by 29% to $1.3bn, up from $976.9m primarily driven by strong profitability in the period with Profit After Tax from Continuing Operations of $307.9m, partly offset by ordinary dividend payments of $42.2m.

41

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Financial review continued

	2025 $m	2024 $m	Change
Cash & Liquid Assets[1]	7,017.9	6,213.0	13%
Trade Receivables	11,043.4	7,553.2	46%
Reverse Repo Agreements	3,117.1	2,490.4	25%
Securities[2]	9,782.3	6,459.7	51%
Derivative Instruments	2,340.3	1,163.5	101%
Other Assets[3]	681.3	199.7	241%
Goodwill and Intangibles	335.4	233.0	44%
Assets Held for Sale	357.4	—	100%
Total Assets	34,675.1	24,312.5	43%
Trade Payables	12,956.4	9,740.4	33%
Repurchase Agreements	4,148.9	2,305.8	80%
Securities[4]	7,712.4	6,656.7	16%
Debt Securities	5,721.6	3,604.5	59%
Derivative Instruments	2,253.8	751.7	200%
Other Liabilities[5]	323.6	276.5	17%
Liabilities related to assets classified as held for sale	294.8	—	100%
Total Liabilities	33,411.5	23,335.6	43%
Total Equity	1,263.6	976.9	29%

1. Cash & Liquid Assets are cash and cash equivalents, treasury instruments (pledged as collateral and unpledged), treasury instruments (pledged) and assets held under agreements to sell (repledged) and fixed income securities (pledged as collateral and unpledged).
2. Securities assets are equity instruments and stock borrowing.
3. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4. Securities liabilities are stock lending and short securities.
5. Other Liabilities are deferred tax liability, lease liability, short term borrowings, provisions and corporation tax.

Liquidity

	2025 $m	2024 $m
Total available liquid resources	2,747.1	2,439.8
Liquidity headroom	1,045.8	1,060.0

A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 31 December 2025, the Group held $2,747.1m of total available liquid resources, including the undrawn portion of the RCF (2024: $2,439.8m).

The Group's total available liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the US Government. The Group also includes any undrawn portion of its committed revolving credit facility ('RCF') in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 31 December 2025 (2024: $150m, undrawn). Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group.

Liquidity headroom is based on the Group's Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime ('IFPR'). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors.

In May, the Group successfully completed an offering of $500m three-year senior unsecured notes, further diversifying its funding sources and supporting future growth. The notes have a coupon of 5.829%, mature in May 2028 and have been rated BBB- by both S&P and Fitch. This latest issuance adds to existing notes issued under the Euro MTN and Senior Note programs.

42

Marex Group plc – Annual Report 2025
01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Financial review continued

Regulatory capital

The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.

The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 31 December 2025 was determined by the Own Funds Threshold Requirement ('OFTR') set via an assessment of the Group's capital adequacy and risk assessment conducted annually.

The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalized relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.

The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximize shareholder value through the strategic deployment of capital to support the Group's growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarizes the Group's capital position as at 31 December 2025 and 2024:

	2025 $m	2024 $m
Core equity Tier 1 capital[1]	**829.2**	623.9
Additional Tier 1 capital	**97.6**	97.6
Tier 2 capital	**0.3**	1.6
Total Capital resources	**927.1**	723.1
Own Funds Threshold Requirement[2]	**402.6**	308.8
Total capital ratio[3]	**230%**	234%

1. The CET1 capital includes audited results for the financial year.
2. The own funds threshold requirement is the amount of own funds (i.e. capital) that a firm needs to hold at any given time to comply with the overall financial adequacy rule under the Investment Firms Prudential Regime. The overall financial adequacy rule requires a firm to hold the amount of own funds for its ongoing business operations, taking into account potential periods of financial stress during the economic cycle. This is determined based on the latest approved Group Internal Capital Assessment.
3. The Group's total capital resources as a percentage of Own Funds Threshold Requirement.

At 31 December 2025, the Group had a Total Capital Ratio of 230% (2024: 234%), representing significant capital headroom to minimum requirements. The decrease in the Total Capital Ratio resulted from higher Own Funds Threshold Requirement ('OFTR') following the acquisitions in 2025, mainly Hamilton Court Group and Winterflood. The higher OFTR was offset by an increase in total capital resources due to profit in 2025.

43

Clearing remains at the heart of our business. We have performed strongly in 2025, continuing to add new clients and benefiting from the addition of Aarna Capital in Abu Dhabi. We have seen strong client retention, while also attracting new clients through our growing product offering. We continue to see opportunities for further growth in our product offering and also in the Middle East, Asia Pacific and Brazil.” Thomas Texier Group Head of Clearing Background Through our clearing platform, Marex helps clients participate across the full spectrum of commodity and financial markets. We act as principal for our clients, providing direct access to more than 60 exchanges worldwide. Marex continues to be a compelling alternative to traditional investment banks, with clients increasingly choosing us for our commitment to client service and a platform they view as both reliable and innovative. The strength of our global, cross-asset offering, combined with our commitment to client service, is increasingly being recognized in the market and we are one of the leading non-bank Futures Commission Merchants. Our priorities Continued client acquisition and onboarding to drive sustainable growth in volumes and revenues. Deepen client relationships and broaden product adoption through targeted cross-sell across our clearing and related services. Leverage our global operating footprint to expand in priority markets and support diversified client activity. Continue to invest in our platform capabilities and efficiency to enhance scalability, resilience and service delivery. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Business review 44 Marex provides Clearing services across the full range of commodity and financial markets. We act as principal for our clients and provide direct access to more than 60 exchanges globally.

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Business review continued

Performance for 2025

Our Clearing business delivered strong 2025 performance, driven by higher client activity and onboarding of new clients, supported by regional expansion and the successful integration of Aarna Capital Limited, which was completed in Q1 2025.

This increase in activity was underpinned by strong client retention and the addition of several new, larger institutional clients as we continue to broaden our product offering (including digital assets futures, equities and swaps clearing).

Clearing revenue increased by $61.9m to $528.2m (2024: $466.3m), supported by increases across all revenue line items: commission income, net interest income and net trading income.

Net commission income increased $12.4m to $275.4m (2024: $263.0m), reflecting increased client activity and volumes as contracts cleared increased to 1,280m (2024: 1,116m). These were driven by higher market volatility in the second quarter and increased client activity.

Growth was supported by strong client retention and the onboarding of a number of new, larger institutional clients as we broaden our product offering. 2025 performance also reflected regional growth in the Middle East, Asia Pacific and Brazil while also expanding in our largest markets of North America and Europe.

Net interest income increased $29.5m to $227.6m (2024: $198.1m), primarily reflecting the higher level of clearing client balances through the year with average clearing client balances increasing from $11.0bn to $13.0bn, offsetting interest rate cuts during the year. Balance growth was broadly split between new client acquisitions and increased balances from existing clients.

Net trading income increased by $20.0m to $25.2m (2024: $5.2m), primarily reflecting the contribution from the acquisition of Aarna.

Costs increased year on year as we continued to invest to support growth and broader market access, including higher technology spend and professional fees. Average Front Office FTEs increased to 277 in 2025 (2024: 264), albeit at a lower rate than revenue, consistent with our focus on scaling the platform and improving operational efficiency.

Adjusted Profit Before Tax[1] increased by $14.2m to $261.5m (2024: $247.3m) driven by revenue growth in all financial statement line items and higher clearing client balances.

Adjusted Profit Before Tax Margin[1] decreased by 350 bps to 49.5% (2024: 53.0%), reflecting a change in revenue mix and continued investment in technology, market access and regional expansion to support future growth.

	2025	2024	Change
Revenue ($m)	**528.2**	466.3	13%
Net commission income	**275.4**	263.0	5%
Net interest income	**227.6**	198.1	15%
Net trading income	**25.2**	5.2	385%
Adjusted Profit Before Tax ($m)[1]	**261.5**	247.3	6%
Adjusted Profit Before Tax Margin[1]	**49.5%**	53.0%	(350) bps
Marex contracts cleared (m)	**1,280**	1,116	15%
Clearing client balances (average) ($bn)	**13.0**	11.0	18%
Front Office headcount (No.) average[2]	**277**	264	5%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period. Management have reassessed headcount for Clearing and Market Making and reallocated for 2024.

Neon Portfolio

Neon Portfolio is a key strategic platform for Clearing to help enhance the client servicing experience as we look to develop key components to become a more client self-servicing model.

45

2025 was a standout year for our Securities business, driven by the continued expansion of our Prime Services business. We see further opportunity to grow our Prime business, as well as from expanding our product lines across financial markets.” Paolo Tonucci Chief Strategist and CEO, Capital Markets Growth in our Energy business was supported by strong market conditions in the first half of the year. We saw growth from oil products as well as natural gas and power, while the Environmentals business saw a strong performance in the US.” Matt Thistle Global Head of OTC Energy Background We act on an agency and matched principal basis, connecting buyers and sellers across global financial and commodities markets to facilitate price discovery and all-to-all trade execution. In addition, we provide execution services where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house for settlement. Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading. Neon Our Neon platform combines trading, risk, market data and insights on the global commodities markets. Neon provides access to liquidity across both listed and OTC markets, complemented by our leading research and market commentary – all in one platform. Our priorities Scale our multi-asset Securities and Prime platform by expanding product breadth. Continue to invest in higher-margin products and capture further cross-selling opportunities. Disciplined integration of acquisitions, investment in talent, and continued platform build-out. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Business review continued 46 Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Business review continued

Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.

Performance for 2025

Revenue increased $354.0m to $1,049.2m (2024: $695.2m), reflecting strong growth in Securities and Energy.

Securities revenue increased $303.1m to $710.3m (2024: $407.2m), with the increase reflecting the continued build out of our multi-asset capabilities, including the scaling of Prime and continued expansion of product breadth and distribution across the platform.

Energy revenue increased $45.0m to $331.3m (2024: $286.3m), reflecting broad-based growth across the business. Performance was underpinned by strong market conditions in the first half of the year, which drove record volumes, before moderating in the second half.

Securities revenue

Securities revenue increased $303.1m to $710.3m in 2025 (2024: $407.2m). The key drivers are listed below.

Prime revenue increased $174.6m to $258.2m in 2025 (2024: $83.6m), reflecting strategic expansion of Prime with a significant increase in clients on our platform alongside growth in our securities-based swaps offering.

FX revenue increased $51.8m to $66.1m in 2025 (2024: $14.3m), reflecting strong growth across our FX offering, linked to and including the integration of the Hamilton Court business which completed in July 2025.

Equities revenue increased $47.0m to $207.6m in 2025 (2024: $160.6m), driven by growth across our equity derivatives and cash equities desks. This growth was supported by new product launches and entry into new markets which drove higher client engagement.

Rates revenue increased $20.5m to $114.7m in 2025 (2024: $94.2m), supported by improved performance across rates products, including growth in our futures offering and higher take up of our rates financing services.

Credit revenue increased $9.9m to $64.5m in 2025 (2024: $54.6m). This increase reflects improved activity in debt financing and an overall increase in client activity.

Energy revenue

Energy revenue increased $45.0m to $331.3m in 2025 (2024: $286.3m). Growth was strongest in oil and refined products globally, natural gas and power in Europe, and our environmentals business, including renewable energy in the US and renewable fuels in Europe. This was supported by continued investment in our larger desks and expanded capabilities.

Adjusted Profit Before Tax[1]

Adjusted Profit Before Tax[1] increased $173.0m to $280.9m (2024: $107.9m) and the Adjusted Profit Before Tax Margin[1] increased by 1,130 bps to 26.8% (2024: 15.5%), reflecting growth in higher-margin activities, particularly Prime and Securities financing, alongside productivity gains.

Average Front Office FTEs increased 14% to 759 (2024: 666) primarily reflecting the integration of acquisitions.

	2025	2024	Change
Revenue ($m)	**1,049.2**	695.2	51%
Equities	**207.6**	160.6	29%
Rates	**114.7**	94.2	22%
Credit	**64.5**	54.6	18%
FX	**66.1**	14.3	362%
Prime	**258.2**	83.6	209%
Other securities	**(0.8)**	(0.1)	700%
Securities	**710.3**	407.2	74%
Energy	**331.3**	286.3	16%
Other	**7.6**	1.7	347%
Adjusted Profit Before Tax ($m)[1]	**280.9**	107.9	160%
Adjusted Profit Before Tax Margin[1]	**26.8%**	15.5%	1,130 bps
Front Office headcount (No.) average	**759**	666	14%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.

47

Our Market Making business grew again in 2025 as our diverse range of asset classes ensured a resilient outcome. A strong performance in metals, energy and securities offset a tougher year for agriculture. The market environment was dominated by tariff uncertainty, which made conditions changeable throughout the year. We see great opportunity in broadening our market making activities globally and across all asset classes in 2026.” Simon van den Born President, Market Making Background Our Market Making business is built on a diversified, global model, with the capability to make prices and trade as principal across a wide range of energy, securities and commodity markets. This breadth of markets differentiates us from many of our peers and supports resilient performance across market cycles by enabling us to capture opportunities across multiple asset classes and geographies. We have a long and successful heritage in commodities, including being a Category 1 member of the London Metal Exchange, and many of our Front Office teams have decades of experience in their chosen product areas. These capabilities underpin strong market positions in our core markets and make Marex a ‘go to counterparty’ for clients seeking liquidity, risk transfer and reliable execution across energy, securities and commodities. The acquisition of Winterflood, in December 2025, further strengthened our Market Making franchise by enhancing our equities market making capability and broadening our platform. Together our global footprint, deep product expertise and diversified model provide an excellent foundation to deepen client relationships and cross-sell complementary services to our large and growing client base. Neon Our Neon platform combines trading, risk, market data and insights on the global commodities markets. It provides clients with a single portal for our services, including electronic execution, as clients increasingly look for electronic trading capabilities. Our priorities Deepen client relationships and cross-sell across our multi-asset Market Making platform. Expand our equities market making capabilities and connectivity following the Winterflood acquisition. Continue to support clients with reliable liquidity and execution across all market conditions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Business review continued 48 Our Market Making business provides direct liquidity to our clients across a variety of products, Energy, Metals, Securities and Agriculture markets.

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Business review continued

Performance for 2025

Market Making revenue increased $27.7m to $235.5m in 2025 (2024: $207.8m), driven by strong growth in Metals, Securities and Energy, which more than offset softer conditions in Agriculture, highlighting the resilience of our multi-asset approach in Market Making amid a mixed market backdrop in 2025, driven by rising tariffs and heightened uncertainty.

Metals revenue increased $31.7m to $137.6m (2024: $105.9m), reflecting improved performance across both base and precious metals. While favorable market conditions, particularly in Q2 2025 and Q4 2025 provided a supportive backdrop, revenue growth was driven by increased client activity, with broader engagement across both our precious and base metals desks, alongside continued product and client diversification. Furthermore, we also successfully integrated the Darton business which completed in April 2025.

Securities revenue increased $16.8m to $52.4m (2024: $35.6m) reflecting the inclusion of Winterflood, which completed in December 2025, contributing $7m of revenue and continued growth in equities, securities lending and FX.

Energy revenue increased $1.4m to $33.9m (2024: $32.5m), with market share gains and structured transaction execution partly offset by a lower volatility environment in 2025 with fewer price catalysts. Growth in revenue was underpinned by strong demand for our refinery hedging products.

Agriculture revenue decreased $22.2m to $11.6m (2024: $33.8m), reflecting more challenging market conditions. Ongoing tariff-related uncertainty and elevated commodity prices, notably in cocoa and coffee, reduced liquidity and constrained trading strategies. We saw a moderate pickup in revenue in Q4 2025 reflecting an improvement in both market conditions and trading strategies in particular in our Softs desks.

Adjusted Profit Before Tax[1] increased by $3.3m to $68.9m (2024: $65.6m) reflecting the growth in revenue. The Adjusted Profit Before Tax Margin[1] decreased by 230 bps to 29.3% (2024: 31.6%). Average Front Office FTEs increased 22 to 165 (2024: 143), with the increase largely explained by the addition of Winterflood and Darton.

	2025	2024	Change
Revenue ($m)	**235.5**	207.8	13%
Metals	**137.6**	105.9	30%
Agriculture	**11.6**	33.8	(66%)
Energy	**33.9**	32.5	4%
Securities	**52.4**	35.6	47%
Adjusted Profit Before Tax ($m)[1]	**68.9**	65.6	5%
Adjusted Profit Before Tax Margin[1]	**29.3%**	31.6%	(230) bps
Front Office headcount (No.) average[2]	**165**	143	15%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period. Management have reassessed headcount for Clearing and Market Making and reallocated for 2024.

49

2025 saw the benefits of investment we have made in our infrastructure and our distribution network. While we saw some volatility during periods of tariff uncertainty, overall we saw a strong performance from both Financial Products and Hedging Solutions as clients sought bespoke derivatives to meet their hedging or investment needs. We also launched structured products in the US, where we see significant opportunity for growth.” Nilesh Jethwa CEO, Marex Solutions Background Our Hedging and Investment Solutions business is built around two core offerings; Hedging Solutions and Financial Products. Tailored hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons. Our Financial Products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product. We cover all asset classes with a global reach including digital assets and leverage our access to these markets supported by our new trading platforms. In 2025, we continued to advance our strategic growth initiatives, broadening our Solutions capability and expanding distribution across priority markets. We enhanced product coverage, including custom index and FX capabilities, and increased our global footprint, growing activity across Asia, the Middle East and the US. This supported continued growth and cross selling opportunities across both Financial Products and Hedging Solutions, further diversifying and strengthening our client base. Our priorities Further expand our global footprint across all regions serviced, including Asia and the US, benefitting from our recently launched SEC registered note program. Broaden product capability, building on expanded exchange access and increasing institutional participation. Scale our structured products franchise to grow more recurring annuity revenues. Continue to invest in our technology platform to enhance digital execution, and increasing our client interactions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Business review continued 50 Our Hedging and Investment Solutions business provides high-quality bespoke hedging and investment solutions to our clients.

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Business review continued

Performance for 2025

Solutions revenue increased $35.3m to $196.8m (2024: $161.5m), reflecting higher client activity across both Financial Products and Hedging Solutions.

Financial Products revenue increased $25.2m to $117.5m (2024: $92.3m), driven by strong performance in structured products (equities, fixed income and digital assets), supported by expanded exchange access, targeted team additions and improved market conditions. Growth was also supported by regional expansion, notably in Asia, underpinned by local hiring.

2025 also benefited from the new platform which enabled higher issuance volumes and broader product accessibility. The US notes program was successfully launched in Q4 2025 and while only nominally contributing to 2025 Financial Products revenues, this leaves us well placed to drive future revenue growth.

Hedging Solutions revenue increased $10.1m to $79.3m (2024: $69.2m), reflecting growth in client volumes and expansion of the hedging client base, including significant new institutional client additions. 2025 was a challenging year in agricultural commodities, but we saw resilient demand across energy and FX, reflecting the continued growth potential as we become more established in the market.

Costs increased year on year, principally reflecting continued investment in our technology and platform transformation alongside associated run costs. We also increased our average Front Office FTEs by 27 to 204 (2024: 177) to support growth initiatives, including digital assets and Asia expansion. Technology spend was also impacted by the dual running of our IT system during the migration period, with an expectation of cost efficiencies in future periods as legacy systems are phased out.

Adjusted Profit Before Tax[1] increased $1.5m to $43.5m (2024: $42.0m), reflecting the higher revenue base across both business lines, partially offset by the continued elevated investment in technology and growth-related hires. The Adjusted Profit Before Tax Margin[1] decreased by 390 bps to 22.1% (2024: 26.0%), primarily reflecting the impact of higher technology platform costs and continued investment in people to support long-term growth, scalability and product diversification.

	2025	2024	Change
Revenue ($m)	**196.8**	161.5	22%
Hedging Solutions	**79.3**	69.2	15%
Financial Products	**117.5**	92.3	27%
Adjusted Profit Before Tax ($m)[1]	**43.5**	42.0	4%
Adjusted Profit Before Tax Margin[1]	**22.1%**	26.0%	(390) bps
Front Office headcount (No.) average	**204**	177	15%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and other KPIs' section of this Annual Report for further detail.

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In a fluctuating environmental products market and uncertain regulatory outlook, we maintain our commitments to sustainability.” Cristina Sutu Head of Sustainability Six years after we embarked on our sustainability journey, we remain committed to cultivating positive change in the markets in which we operate. Our sustainability strategy is aligned with Marex’s growth opportunities and defines our priorities. These include connecting clients to environmental markets, supporting their decarbonization journey and advancing plans to address our own emissions. This year has seen us consolidate our sustainability strategy and further develop our priorities. The way we present our sustainability strategy has changed to a more industry-aligned view where we speak to environmental, social and governance as opposed to the ‘People and Planet’ plan. We are maintaining and enhancing all the KPIs aligned to these goals. The continued development of our environmentals business plays a key role in Marex’s strategy and aligns with our sustainability goals. Our environmental business continued to grow with revenues of $80.0m. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. We will continue to grow our environmental business in 2026. This will include developing new offerings with clients looking for green solutions across biofuels, renewable tax credits, battery metals and emerging compliance carbon markets. Ensuring we have a healthy culture with an engaged workforce remains essential. Internally, we continue to foster an environment where everyone is empowered to contribute their best. Externally, we strive to make our industry accessible and inspiring for people from all backgrounds. Female representation increased year-on-year in 2025, with growth across all corporate titles. Notably, the number of women in senior roles continued to rise, while strong representation at Associate and Vice President levels supports a sustainable leadership pipeline. We will continue to focus on increasing female representation throughout Marex. In an uncertain regulatory environment, Marex is focusing on compliance readiness. In 2025, we are providing more insights into our progress and future plans. Internal calculations of Scope 3 emissions, pilots for quantitative risk assessments and a more tailored net zero strategy are all part of the enhancements we have made this year, alongside embedding previous progress into our business-as-usual processes. When it comes to our own environmental footprint, this year we continued internal quarterly reporting of our Scope 1 and 2 GHG emissions. We have also taken significant steps to develop our strategy to address our Scope 3 emissions and we have continued to onboard data in specific categories. Our focus for next year will build on this work to continue to gather information and to identify categories most relevant to our business. We remain focused on our goal of cultivating positive change in the markets in which we operate, supporting the transition to a low-carbon economy, building resilience, and securing the long-term success of the business. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability Our Sustainability Strategy 52

Marex is committed to cultivating a positive change in the markets in which we operate, to support the transition to a low-carbon economy, build resilience and secure the long-term success of the business. As climate risks and regulatory pressure shape global markets, we are working in partnership with clients, colleagues and wider stakeholders to both manage these risks and unlock opportunities. Our diversified footprint across the global energy, commodities and financial markets enables us to connect clients to environmental markets, providing a growing offering of environmental products and services to support their decarbonization journeys. We are also committed to cultivating positive change within our own business and within our industry. We are working to foster an inclusive environment where talent can thrive, and we seek to grow awareness of opportunities in our industry to broaden our talent pool. This activity is underpinned by strong governance, policies and procedures to manage risks and opportunities. Sustainability strategy Our strategy is centered around the following principles: • Support our clients in their transition to net zero • Meet existing regulatory demands, enabled by strong horizon scanning capabilities • Identify commonalities across future requirements and prepare early • Prioritize meeting compulsory requirements, while closely reviewing the voluntary ones • Ensure we grow our business with an understanding of sustainability implications • Maintain focus on our people Considering these principles, Marex’s sustainability direction is structured as follows: • Satisfying existing and upcoming regulation by understanding commonalities across requirements and focusing on higher complexity items (e.g. scope emissions, quantitative risk analysis) • Supporting overall Group strategy through sound labor practices, fair and transparent human capital management and charitable activities • Growing our clients' confidence in our environmental business by growing Marex's presence in strategic areas, securing ESG ratings and embedding sustainability considerations in new products and acquisition assessments. Details about how this strategy is implemented in practice across environmental, social and governance are in the following sections. Environmental Throughout 2025, we strived to better understand our emissions sources and formulate appropriate reduction strategies. It was also the first year we discussed reduction strategies across Scope 3 emissions categories. Suppliers, business travel and employee commute have been considered, with further evaluations being conducted as we refine the internal Scope 3 calculations. Our sustainability strategy supports Marex’s growth strategy and defines our priorities. These include connecting clients to environmental markets and developing a plan to reduce and address our own emissions. Marex’s position in the global energy, commodities and financial markets, combined with our comprehensive range of environmental products and services, present a significant opportunity to strengthen our relationship with existing clients and gain market share. We increasingly supported clients in the European and US renewable gas markets and expanded our biofuels coverage by adding a new team focused on physical biodiesel. In the US clients can now benefit from our power purchase agreement advisory services and access to transferrable tax credits. In the carbon markets, we continued to help clients manage their exposure to established and emerging compliance mechanisms. Compared to 2024, we also strengthened our assessment process of ESG considerations for new business approvals. The Environmental section covers our decarbonization efforts for ourselves and our clients and our efforts to integrate sustainability into new business and KPIs. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued Environmental 53

Decarbonization Marex’s decarbonization journey covers two priority areas: internal and client strategy. Our internal strategy is looking at achieving net-zero by 2050 and incorporating sustainability considerations into the business acquisition process and new product issuance. Marex has made great strides in the last year. We continued to calculate and report Scope 1 and 2 emissions as well as associated intensity ratios per FTE. We saw an increase in absolute Scope 1 emissions mainly due to the acquisition of Agrinvest Commodities. Internally, we are also calculating emissions across relevant Scope 3 categories and have incorporated findings in our carbon reduction strategies. Marex is a high-growth company, through acquisitions as well as organically. Given our rate of growth, we do not believe that absolute decarbonization targets are appropriate. We've continued our reporting of Scopes 1 and 2 per FTE. We have embedded sustainability into the acquisition process as well as new product releases to minimize any negative ESG impact on our internal targets. Scope 2 – Electricity consumption Our London office is our largest and was the first area we reviewed for improvements. As stated in our Energy Saving Opportunity Scheme commitments, we have five initiatives running until the end of 2026 which are set to improve our energy consumption per employee (ranging from low energy screens to a new heat pump). Evidence can already be noticed in our UK offices for 2025, where energy consumption per employee has decreased by approximately 13%. Our second largest offices are in the US and France. In Paris, most of these initiatives have been implemented, with external parties confirming there are diminishing marginal benefits to further changes. In the US, initiatives are under consideration. As Marex continues to expand, our office sizes and locations are also subject to change. We will continue to evaluate the electricity profile on an ongoing basis and recommend appropriate improvements. 2. Scope 3 – Purchased goods and services As with most organizations, Suppliers is an area with high emissions values and has received the most scrutiny since we started our quarterly calculations. In Q2 2025 we took a snapshot of our supplier list and their associated emissions. We noted that the top 15 suppliers accounted for 46% of emissions. This prompted a modeling exercise across the emission decrease profile for each supplier. Most have decarbonization targets set to 2040 and an intermediary 2030 target, which helped form a quantitative perspective of the feasibility of Marex’s Net Zero strategy. Suppliers who did not have a quantitative target available online were contacted directly to understand their decarbonization perspectives. We focused attention on some of our other suppliers who are likely to be affected by the increase in AI usage as we believe this to be a significant contributor to our emissions profile going forward. We are formulating our approach in this regard and will continue discussions with our suppliers to understand their decarbonization plan. We will aim to work with suppliers who have made sustainability commitments but will not eliminate those who have not, especially as this may penalize smaller organizations who can't afford to invest in the target-setting process. We will actively monitor our top suppliers for changes in their strategies and targets in 2026 and will evaluate if more stringent restrictions should be included in the procurement process. 3. Scope 3 – Business travel Marex is a client-facing business and travel is part of day-to-day activities. We are taking action to make travel efficient and as eco- friendly as possible. Marex hired a travel and expense manager in Q3 2025 and sustainability considerations have been embedded into our travel policy. The selection of flights and hotels now includes priority partners which have been reviewed for sustainability considerations. As we look to support local businesses, we have not always engaged with chain hotels. ESG disclosures for such institutions are sparse; we took the time to contact our partners and ensure we were comfortable with the sustainability perspectives before engaging in long-term commitments. Airline partners were also selected after reviewing their sustainability position. It should, however, be noted that most airlines have committed to a 2050 net zero position, which is in line with Marex’s own commitments. As Marex expands, it is expected that business travel will follow suit. We are taking all possible measures to ensure we control the growth via targeted policies, training sessions which highlight sustainability features as well as encouraging alternatives where possible and discouraging travel when not strictly necessary. 4. Scope 3 – Employee commute As with most organizations in the financial sector, Marex employees are predominantly office-based. Marex has a presence in 20+ countries, mostly in capital cities, with good public transport networks. We offer cycle-to- work schemes, season ticket support and encourage public transport, wherever available. A large proportion of our employees in the biggest offices will use these options. Marex values the social benefits of a collaborative working approach and will maintain its expectations of employee office presence, while continuing to implement options which decrease employee emissions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued Environmental continued 54

Client strategy At Marex, we provide clients with access to global compliance and voluntary environmental markets that support their decarbonization needs. We leverage our global presence in the commodities and financial markets to support clients as they navigate the transition to a low-carbon economy. Marex is a trusted clearer, broker and derivatives market maker across compliance and voluntary environmental markets. And our over-the-counter solutions, delivered through bilateral frameworks, provide customers with greater flexibility alongside standard exchange-traded access. Our aim is to become a go-to provider of environmental products and services for clients around the world. To do so, we continue to expand our capabilities across environmental markets, growing both organically and inorganically via partnerships or acquisitions. We offer access to global renewable power, biofuels, carbon markets, emissions trading schemes and recycled metals markets. In 2025, we continued to expand our client base and product range with particular focus on four environmental segments: 1.Renewable fuels Covering a range of biofuels including ethanol and renewable natural gas in physical and cleared derivatives markets, our network of brokers and traders offer access to liquidity and price discovery to support our clients' compliance and portfolio diversification goals. In 2025, we expanded our biofuels capabilities by adding a new team, primarily focused on physical biodiesel in the US and globally. 2. Emissions management Since 2024, demand from voluntary carbon markets has been increasingly driven by established and emerging compliance schemes. With a comprehensive offering across both compliance and voluntary markets, including origination, Marex is increasingly serving clients across geographical compliance markets across the US, APAC and Europe, and industry-based schemes such as CORSIA for aviation. 3. Renewable power While European renewable power markets saw green premiums narrow in recent years, 2025 saw a continued growth trajectory in the US. This year, we increased our capabilities in this space, expanding our support for corporations seeking to secure power purchase agreements by launching advisory services. And we complemented this offering with a newly established transferable tax credits team in the US. 4. Recycled metals Momentum is expected to continue in this growing market, mainly driven by sustainable consumerism and regulatory pressure aimed at reducing emissions from heavy-emitting sectors. Because of this, the perception of recycled metals has shifted from 'scrap-waste' to a valuable resource supporting the energy transition. This particularly resonates with the electrification of the transport industry. See www.marex.com/environmental to learn more about our products and services. New developments In 2025, we continued to invest in our environmental teams, products and capabilities to grow our client base and support our existing clients. Marex’s efforts to better serve clients that are interested in sustainability- linked products are demonstrated through targeted investments that complement our existing services and product segments. In 2025, we invested in Ruminant Biotech's methane reduction technology. We also continued to grow our biofuels offering by adding a new team focused on physical biodiesel. In the US, our newly established transferable tax credits team launched a proprietary online marketplace hosted in Marex's client platform, Neon, allowing clean energy developers to list their projects, and corporate buyers to find tax credits that suit their procurement needs. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued Environmental continued 55

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Sustainability continued

"The speed at which Marex were able to bring a solution to the table for us on RTFC financing was particularly impressive. We have a close working relationship with the team, which stood out for their hands-on co-ordination. This made a real difference for us in navigating the opportunity from start to finish. As our partnership continues to evolve, we are excited to explore new opportunities and expand the range of products we work on with Marex."

Head of Trade Finance, UK-based fuel distribution company

EnergyRisk Awards 2025 WINNER
Environmental products house of the year
Marex

EnergyRisk Asia Awards 2025 WINNER
Voluntary carbon markets house of the year
Marex



Innovating to help a client manage their UK Renewable Transport Fuel Certificates

Marex identified an opportunity to provide an innovative solution to help a client efficiently manage a large inventory of UK renewable transport certificates. Our environmental trading and hedging solutions teams effectively assembled a complex synthetic sale and repurchase transaction for an underlying asset within a short timeframe, to effectively meet the client's needs.

Find out more online
www.marex.com/environmental-case-studies/



Supporting geothermal electricity sales in New Zealand

In 2025, a geothermal power generator sought a well-connected partner to secure competitive hedges for a 49 MW plant and assist with hedges across their wider portfolio, providing certainty and enabling progress on further renewable energy development.

Find out more online
www.marex.com/environmental-case-studies/



A deal that fosters net-zero renewable gas production in the US

Marex's US environmental team leveraged its deep market knowledge and connections to broker a long-term Renewable Natural Gas (RNG) purchase agreement with the US subsidiary of one of the world's largest independent energy commodity trading houses. This deal supports further development of net-zero RNG.

Find out more online
www.marex.com/environmental-case-studies/

In 2025 our environmental business has been recognized by Energy Risk as Environmental Products House of the Year and Voluntary Carbon Markets House of the Year.

To strengthen our ESG commitments and help our clients measure our related activities, we have secured two ESG ratings in 2025, marking the start of our journey into ESG ratings. We have received a D rating from ISS STOXX (in line with close competitors) and scored in the 80th percentile with S&P (compared to peers who achieved an equal or lower score).

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As well as providing connectivity to clients in the carbon markets, we are active in carbon offset origination through our partnerships with strong organizations. This year, we invested in Ruminant Biotech to diversify our future carbon credit offering and support clients as they seek to achieve their sustainability goals. We also continue to support The Global Mangrove Trust's conservation and restoration project in North Sumatra, Indonesia. In 2025, the project increased the number of mangrove seedlings planted by over 130,000 and expanded its social programs. The restoration component of the project is undergoing Gold Standard's registration process. Following the widespread floods in Indonesia, Marex has continued to support both immediate humanitarian needs and longer-term efforts to strengthen community and environmental resilience. After announcing our investment in Key Carbon's cookstove initiative in 2024, the project has seen the start of physical distribution in 2025. Ruminant Biotech: investing in methane- reduction technology In 2025, Marex took a minority stake in Ruminant Biotech (RBT), a New- Zealand based business that has developed technology to reduce methane emissions from pasture- based livestock. Marex’s investment in RBT aligns with our strategy to grow our environmental business and allows us to access a new stream of carbon credits and potentially tap into a wider carbon client base. As part of this investment, it has been agreed that Marex will act as exclusive broker and market maker in respect of a number of RBT’s own carbon credits generated by the project. Key Carbon In 2024 we invested in Key Carbon who source and finance carbon credit projects. The funding from Marex is mainly used to help finance the production and distribution of low-emission, affordable cookstoves within Africa through the project developer Global Cookstoves, Key Carbon’s joint venture with BURN Manufacturing. In 2025, Global Cookstoves started distributing clean cooking devices in East Africa. These emission reduction projects are registered on Gold Standard, and designed to the highest levels of quality. As we move into 2026, we aim to bring these projects to compliance markets around the world, via the Article 6 authorization process. Global Mangrove Trust We continue to partner with the Global Mangrove Trust, OxCarbon, Kumi Analytics and other key stakeholders to develop scalable, verifiable and high-integrity carbon offset methodologies while preserving and restoring mangrove forests in South East Asia. The project continues to advance its restoration and conservation efforts spanning more than 3,850 hectares of mangroves across nine communities. The Global Mangrove Trust project is in the process of undergoing Gold Standard registration for the project's restoration component. It is now formally listed with Gold Standard and is one of the earliest blue carbon projects to go through Design Review under the recent methodology. Find out more online www.marex.com/our-partners Find out more online www.marex.com/our-partners Find out more online www.marex.com/our-partners Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued Carbon offset origination 57 Our Partners

Climate Marex conducts yearly assessments across risks and opportunities pertaining to our portfolio, in line with Climate Financial Disclosure (CFD) expectations. Details of our assessment and pertinent findings are detailed in the CFD section of this report. Please see Climate-related Financial Disclosure (‘CFD’) Statement section for details. 2025 has been a year of regulatory uncertainty. The Omnibus package brought significant EU requirements to a temporary halt while California rules have continued to push forward despite business challenges. The most significant change for Marex, however, will be brought by the release of UK Sustainability Reporting Standards (SRS). These rules stand to change our current reporting from the Climate-related Financial Disclosure (‘CFD’) Statement to the enhanced requirements expected under UK SRS. As most businesses, we are reviewing our position against the new demands with a view to meet these within the legal timeframes. ESG considerations included in new business approvals Throughout 2025, Marex has enhanced the governance pertaining to expanding its product line and acquisitions. Sustainability considerations are now included in the due diligence process for both. The Business Change Approval Committee (BCAC) ensures that new business initiatives (e.g. new product offerings) are approved through a robust governance process, staying within the corporate risk appetite. Questions related to ESG are included in our due diligence questionnaire to understand the climate and overall sustainability position of companies that Marex targets for acquisition. The results of the due diligence assessment are shared with senior stakeholders for sign-off. The assessment is continually reviewed and evolved. 2025 saw Marex scale and mature both BCAC and acquisition processes. This evolution included an optimized sustainability assessment across key areas, with focus on regulatory requirements / triggers and alignment with overall and environmental strategy. As we step into 2026, we will continue to invest in our environmental business as part of Marex’s growth strategy in areas of increased opportunity. 2025 Revenue from environmental products and services $80.0m (2024: $66.1m) 2025 Total intensity ratio – Scope 1, 2 (tCO2e per FTE) 0.67 (2024: 0.78) 2025 Revenue from environmental products and markets (% of total revenue) 4% (2024: 4%) 2025 UK intensity ratio – Scope 1, 2 (tCO2e per FTE) 0.47 (2024: 0.61) Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 58 KPIs In 2024, Marex tracked KPIs aligned to our ‘People and Planet’ plan. In 2025, we are maintaining the principles of this plan as well as all the KPIs. The external focus remains on becoming the go-to provider of environmental products and services to support our clients' growing decarbonization needs. Internally, we are still looking to become a net zero business, reducing our carbon footprint and offsetting unavoidable emissions using verifiable credits. 2025 brought an improvement across our environmental KPIs, with the environmental revenue as a percentage of total remaining constant. Drivers of change in intensity ratios are explained in the Climate Financial Disclosure section of the report.

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Sustainability continued

Social

The Social section covers our perspective on managing and growing our people, human rights, our impact on community and associated KPIs.

Delivering growth through our people

The strength of our culture and people remains at the heart of Marex's success. Building on the foundations laid last year, we have made further progress towards our two social goals: creating an inclusive, diverse environment where every individual can thrive, and expanding awareness of opportunities in our industry to attract talent from a broad range of backgrounds. In 2025, we launched the **Women's Affinity Network** to enhance visibility and connection for women across the business (see case study). We also expanded outreach to new talent networks, more than doubling our **graduate intake** from 2024 – reinforcing our belief that diversity and developing future talent are central to sustainable growth.

At Marex, we continue to foster an environment where everyone is empowered to contribute their best. When people feel included and respected, they thrive – and so does our firm. Alongside our focus on gender diversity and early career talent, we continue to support the wellbeing and growth of our people by investing in the skills, development and support structures that enable long-term, sustainable success.

We aim to make our industry accessible and inspiring for people from all backgrounds, helping to challenge stereotypes and broaden career horizons. One of the ways we do this is through our ongoing partnership with **Future Frontiers** in the UK, supporting a more diverse talent pool across the sector. As we continue to grow, both organically and through acquisitions, we are able to offer exciting career opportunities that reflect our commitment to development and inclusion across the business.

Labor practices and health and safety

Marex maintains rigorous standards in our labor practices and health and safety, ensuring a workplace that is fair, respectful, and safe for all. This commitment is reflected in our focus on pay equity, diversity and inclusion, transparent structures, and zero tolerance for discrimination or harassment. A key part of maintaining fairness across our workforce is ensuring transparency and equity in remuneration and representation.

Gender Pay Gap (UK) –

The latest report, covering the 2024 reporting period, is available here and provides full details on our mean and median pay and bonus gaps.

Our gender pay gap (GPG) continues to be driven primarily by the under-representation of women in senior roles, a challenge that is common across the financial services sector. As a result, our GPG remains sensitive to changes in workforce composition, including attrition, acquisitions and new hires.

Over the next 12–24 months, to address the imbalance we will continue with targeted initiatives to attract, retain, and develop female talent, focusing on three areas:

- Hiring: Continue the Graduate Program (2025 cohort includes 23% women), refresh career site and social media presence, and leverage our new Talent Acquisition lead to improve appeal to senior female candidates.
- Developing: Extend the Women's Affinity Network beyond London, launch mentoring for female Directors, further enhance Marex Academy, strengthen succession planning, introduce management development programs, and roll out 360-feedback for MDs.
- Culture: Re-focus DE&I initiatives on female representation, update family-friendly policies, promote wellbeing, deliver sexual harassment prevention training, and maintain partnerships with organizations such as Women in Finance, Women in Financial Markets and Future Frontiers.

While these actions will not deliver an immediate shift in the 2026 GPG, they are expected to drive incremental improvements and build a stronger pipeline of female talent over the next three to five years.

Corporate titles

Marex is committed to developing our people and providing clear, transparent pathways for career progression. Female representation increased year-on-year in 2025, with growth across all corporate titles. Notably, the number of women in senior roles continued to rise, while strong representation at Associate and Vice President levels supports a sustainable leadership pipeline.

	Total female 2025		Total female 2024		Total male 2025		Total male 2024	
Managing Director	22	3%	16	3%	105	5%	80	4%
Executive Director	42	5%	31	5%	216	9%	170	10%
Director	103	12%	72	13%	478	20%	429	24%
Vice President	215	26%	162	29%	662	28%	547	31%
Associate	222	26%	177	32%	433	18%	361	20%
Analyst	131	16%	90	16%	233	10%	171	10%
Other*	104	12%	12	2%	222	10%	22	1%
Total	839		560		2,349		1,780	

* Other refers to junior staff such as interns and staff not yet mapped, such as acquisitions personnel.

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Managing and developing our people As a global organization, Marex has employees across more than 50+ offices, and remains focused on building the capabilities, leadership and people processes needed to support a fair, consistent and high-performance culture. In 2025, we continued to embed strong governance across our performance and reward frameworks. A key focus this year was ensuring that performance appraisals - particularly for those nominated for promotion - were consistently completed and aligned to clear expectations. This work strengthens transparency, helps recognize high performance, and supports equitable decision-making across Marex. Developing future leaders remains a priority. In 2025, we launched the VP Milestone program, a new development pathway designed to prepare colleagues for leadership responsibilities. The program aligns closely with our values, our promotion processes, and strengthening our culture across the organization. Through structured learning, targeted feedback, and leadership expectations linked to our strategic priorities, the program helps ensure we have a strong and diverse pipeline of future leaders. Our 2025 front-office mentoring scheme was designed and launched this year with the aim to connect employees with experienced mentors, fostering meaningful relationships and providing insightful career guidance to support growth across Marex. These foundations support our broader commitment to learning and career development. Marex Academy To support career development and learning across the Group, Marex launched Marex Academy in June 2024. The platform combines virtual, classroom, and online courses to provide colleagues worldwide with the skills and knowledge they need to excel in their roles and develop as leaders. In 2025, 819 colleagues participated in learning across professional development, leadership and management, culture, products and services, and technology modules, 240 more than 2024. In 2025, Marex Academy has continued to grow, with additional training sessions and resources added to the platform, alongside rotating live sessions to accommodate colleagues across multiple time zones. Marex Academy reflects the Group’s commitment to learning, collaboration, and personal development, providing colleagues with structured opportunities to grow their expertise, broaden their skills, and thrive in their careers. The offer was a comprehensive learning program offering practical skills development, leadership training, cultural awareness workshops, product knowledge sessions, and tech tool mastery to enhance performance and inclusivity. Graduate Program Marex’s Graduate Program continues to grow and evolve, following the successful launch of our inaugural intake in London in 2024. The two-year experiential program helps graduates connect their strengths and ambitions to Marex’s purpose and values while fast-tracking their understanding of our business and the wider financial markets. Compared to 2024, the program more than doubled in size to 42 participants, with increased female representation to 23%. This positive progress reflects our commitment to improving gender balance within early careers, which will remain a key focus as the program expands. In 2026, we will expand the Marex Graduate Program by launching our first Americas cohort, welcoming 21 graduates in February across our New York and Chicago offices. Underpinning all these efforts are the policies and safeguards that ensure our workplace remains respectful and safe for all. Employee Engagement Survey Listening to our people is essential to shaping a workplace where everyone can thrive. The 2025 Employee Engagement Survey had an 82% completion rate with over 10,000 individual comments. The overall engagement score was 7.9, the highest rate since we began the survey six years ago. Employees highlighted strong team collaboration, meaningful work, and trust in leadership as top contributors to engagement. The diversity engagement net promoter score (NPS) rose to 45%, up 2% from 2024, with the Women's Affinity Network and Future Frontiers frequently cited as standout initiatives. Individual business units are reviewing their scores and creating targeted action plans where appropriate to ensure that employee feedback is listened to. Supporting employee growth is central to how we build capability and strengthen our culture. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 60

Diversity, equity and inclusion In 2025, we continued to develop our DE&I activities across the Group, with the launch of our first affinity network, the Women‘s Affinity Network. This first network helped employees connect, leading to more networks being kickstarted. In 2025 we moved away from a one-size-fits-all approach for our DE&I initiatives and instead empowered our employees to kickstart networks and events for the causes close to their hearts. This allowed our DE&I champions to organize initiatives relevant and appropriate for their respective geographies. This led to our first Black History Month panel in London and a global initiative around Pride month, initiated by our champions alongside our second annual multicultural month, an event for international women's day and world autism awareness day, amongst others. This year also saw a more deliberate charity strategy, spotlighting employee fundraising with increased funding available for match-giving and 33 DE&I Champions across the UK, EMEA, APAC and Americas. A strong pipeline of future talent is supported by this culture of development and inclusion. Discrimination and harassment Marex is committed to ensuring that all employees are treated fairly and equitably. We continually review and enhance our policies and practices to prevent discrimination and ensure that everyone is evaluated on their skills, performance, and potential, regardless of gender, age, race, religion, disability, culture, or sexual orientation. We maintain a zero-tolerance approach to harassment in any form. Our ongoing efforts to strengthen training, reporting mechanisms, and workplace practices ensure that all employees understand their responsibilities and that any concerns are addressed promptly and thoroughly, maintaining a safe and respectful working environment. Human rights Marex is a global company operating across 20+ countries. We recognize that respecting human rights is fundamental to maintaining integrity, transparency, and trust, and is central to our role in the financial system. Our assessment approach is guided by multiple principles, including UN Sustainable Development Goals (UN SDGs), UN Guiding Principles on Business and Human Rights and others. These are integrated into our governance, risk management, and compliance frameworks. In 2025, we updated our Financial Crime ‘Ongoing Screening Disposition & Escalation’ Procedure which describes our screening and identification processes across multiple types of violations (e.g. sanctions, adverse media, politically exposed persons), the associated governance process, materiality assessment and resolution/ escalation. All suppliers are expected to adhere to appropriate human rights and labor practices in any jurisdictions in which it is established, undertakes its business activities, and provides services to Marex. In 2025, we updated the ‘Supplier Code of Conduct’, with guidelines on our expectations around wages, working hours and benefits, anti-human trafficking measures and modern slavery, child labor practices, health and safety expectations, diversity and inclusion norms, data protection, tax, fraud and others. Internally, we foster a workplace built on fairness, inclusion, and respect. This year we deepened our commitment by strengthening internal policies, and inclusive practices into daily operations, expanding initiatives that promote equitable treatment across the business, and reinforcing channels for employee voice through open dialog, stronger reporting mechanisms, and support that ensures all colleagues feel heard. We continued to fulfill our legal obligations and have published our modern slavery disclosure, available on our website. Our general due diligence process allows for tailoring of assessment criteria for both clients and vendors and where deemed appropriate, the scoring changes based on material factors (e.g. location, as some jurisdictions may have higher exposure). The same applies to new products and acquisitions, which also incorporate human rights considerations. In future, if deemed in scope, we will also be assessing our requirements against the revised Corporate Sustainability Due Diligence requirements. This year also saw Marex create and deliver tailored training across modern slavery, alongside updated sessions across staple training topics such as information security and data privacy, anti-money laundering, anti-bribery and anti-corruption, fraud prevention and others. Finally, we maintain confidential reporting channels to enable employees and third parties to raise concerns without fear of retaliation, and we review all cases to ensure appropriate remediation and continuous improvement. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 61

Women's Affinity Network Launched in April 2025 in response to employee feedback, the Marex Women’s Affinity Network provides an inclusive space for colleagues to connect, share experiences, and support professional development. In 2025, Marex expanded its skills-based volunteering to create opportunities for colleagues to share their professional expertise. Find out more online www.marex.com/social-case-studies-and- examples In 2025, Marex advanced its charitable giving strategy with a more structured approach to social impact. Building on our tradition of supporting causes that matter to our colleagues, we increased our match- giving limit and broadened our initiatives to include pro bono work alongside the skills-based volunteering we engage in through our strategic partnerships. Our charitable activity is set up to directly support our sustainability goals, supporting meaningful causes that make a positive impact in the communities in which we operate, while developing our people. Partnership with Future Frontiers Our partnership with Future Frontiers is designed to combine meaningful social impact with Marex’s broader CSR objectives, increasing awareness of opportunities within the financial services industry and providing our colleagues with avenues for skills-based volunteering. Our partnership with Future Frontiers has allowed our colleagues to share their expertise and inspirations with young people from underrepresented backgrounds. Find out more online www.marex.com/social-case-studies-and- examples Match-giving: $192k matched by Marex, across 35 charities Blessings in a Backpack Chicago Find out more online www.marex.com/social-case- studies-and-examples Hao Ren Hao Shi Singapore Find out more online www.marex.com/social-case- studies-and-examples Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 62 Working with FLIC has been rewarding from both a personal and professional perspective. Contributing to a project outside my usual scope allowed me to develop new skills and approach product design differently. Working on educational tools in the financial literacy space felt particularly worthwhile, and the process also improved my own financial knowledge.” Sophie Gatliff Product Designer Partnership with the Financial Times’ Financial Literacy Inclusion Campaign

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Sustainability continued

Community impact

In 2025, Marex advanced its charitable giving strategy with a more structured approach to social impact.

Match-giving

We continued to support causes important to our colleagues through our enhanced matched giving program, which now matches employee fundraising up to $10,000 for individuals and $30,000 for team events. This structure allows colleagues to gain support on fundraising for the causes that are close to their hearts and creates a platform for them to share their passions with their teams. In 2025 Marex donated $335k across all our regions, of which $192k represented match-giving for 35 different charities.



Skills-based volunteering and pro-bono support

In 2025, Marex expanded its skills-based volunteering to create opportunities for colleagues to share their professional expertise with charitable partners. This allowed colleagues to build new skills and apply their existing skills in new settings. This year we have been partnering with the Financial Times' Financial Literacy Inclusion Campaign (FT FLIC), whose mission is to promote financial literacy through free, accessible financial literacy learning materials tailored to a wide range of audiences.

Supplementary and community activities

Beyond these programs, Marex colleagues continued to drive community support through team-based charity events, donation drives, and small-scale sponsorships - from the London to Brighton bike ride to delivering Blessings in a Backpack in Chicago and distributing food donations with Hao Ren Hao Shi in Singapore. These efforts reinforce our culture of collaboration, while strengthening connections between colleagues and within the communities in which we operate.

Flic | Financial Literacy & Inclusion Campaign
Supported by the Financial Times

KPIs

Marex's success is down to our people. These KPIs ensure we build a diverse team of talented individuals that are empowered to drive our ambition for change across the business. In 2025, we saw improvements across the majority of our social KPIs.

Female colleagues as % of total workforce 2025

26%

(2024: 24%)

Gender diversity of new hires 2025 female new hires

30%

(2024:27%)

Employee engagement Peakon Satisfaction Score 2025

7.9

(2024: 7.8)

UK business mean gender pay gap 2025

23%

(2024: 21%)

Engagement with schools/ education providers 2025

163

students supported from 5 schools in the UK

(2024: 275 students supported from 2 schools in the UK)

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Governance, relevant policies and structures Sustainability governance structure We are maintaining our risk oversight through the application of a consistent governance process and methodology. See CFD statement for details on our climate governance process. Relevant policies and governance structures We constantly review and update our policies to ensure they comply with regulation and that they support both our business strategy and our sustainability strategy. Environmental, Social and Governance Policy Available upon request Marex's Group ESG policy aligns with the Group's sustainability strategy and related KPIs. The policy is principles-based and guides the business in fully integrating ESG considerations within our own operations and interactions with clients. Diversity, Equity & Inclusion Policy Available upon request Marex's objectives are to create an engaged team that fully reflects the diversity of the communities that we serve and to play an active role in growing awareness of opportunities in our industry to broaden our talent pool. Anti-Bribery and Corruption Policy Available upon request This policy is designed to promote a corporate culture of ethical business practices and compliance with the letter and spirit of all applicable Anti-Bribery and Corruption laws. Business Ethics and Conduct Available upon request Expected requirements are covered as part of our code of conduct guidance in our Employee Handbook and various policies: Group Conflict of Interests, the Group Whistleblowing, Anti Bribery and Corruption, Anti Money Laundering, Fraud Prevention, Privacy and Data Protection, Data Breach, Third Party Security, ESG Policy, Conduct Risk, Preventing Discrimination and Harassment, and more. Name Description Modern Day Slavery www.marex.com/ modern-slavery- statement/ The Group Modern Slavery Policy sets out our zero-tolerance approach to modern slavery and human trafficking in our business and supply chains and employee obligations. The Group’s Modern Slavery and Human Trafficking Statement sets out the commitment of the Directors to their corporate responsibility towards ethical behavior and managing modern day slavery risks. Suppliers www.marex.com/ about-us/regulatory/ supplier-code-of- conduct/ All suppliers are expected to meet the Marex Supplier Code of Conduct. The code lays out our expected standards, including condemning bribery and corruption, strong action on modern slavery and forced and child labor, providing good working conditions and pay standards, data protection and diversity. Cyber Security and Data Protection Available on request At Marex our Information Security Policy Framework covers all aspects of cyber security from authentication to how we ensure cyber security when working with third parties. We take a continuous improvement approach to managing and developing this framework which consists of ten inter-connected policies. Information security and cyber risk training is mandatory across the Group. Taxation www.marex.com/ about-us/regulatory/ group-tax-policy/ Marex is committed to complying with tax laws in a responsible manner and to having open relationships with tax authorities wherever it operates. Marex’s tax risk appetite is low. In 2025, Marex had an effective tax rate of 25% (compared to the UK corporation tax rate of 25% for 2024) and made total worldwide corporation tax cash payments of $140.9m (2024: $58.1m). Name Description More details about the above governance structures are available on the Marex website: www.marex.com/governance-policies/ Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 64

Looking ahead We are determined to continue to use our experienced position in the commodities and financial markets, our deep relationships, and our track record of innovation to cultivate positive change and support the transition to a low-carbon economy in the years ahead. We are also focused on addressing our own environmental impact, and in 2025 we took significant steps to understand and measure our GHG emissions. This has allowed us to better understand our position and continue the development of our transition plan so we can achieve net-zero by 2050. Supporting the green transition is both a key firm objective and a significant commercial opportunity to assist our clients in achieving their decarbonization goals. We continue to grow our environmental business to deliver innovative products and services to provide clients with the carbon management, renewable power, renewable fuels and recycled metals solutions they need to meet their sustainability goals. The biofuels, US renewable tax credits, recycled battery metals, and emerging and maturing compliance emissions markets are all areas of potential, and we will continue to explore opportunities in these and other environmental markets in 2026. We are also focused on measuring and managing our direct impact on the environment, and in 2025 we strengthened our processes and the quality of data that will allow us to continue the development of our transition plan to achieve net-zero by 2050. Our people and our culture are crucial to Marex’s success, and we will invest further in initiatives that promote diversity, create opportunity and offer colleagues personal and professional development opportunities. We will continue to focus on hiring the best talent in the right roles. This year saw the launch of the Women’s Affinity Network in the UK and the intention is to roll this out globally in 2026. In 2026 we aim to expand our graduate scheme beyond the UK and we will continue to engage with education providers and organizations to help bring more talent into our industry and bring opportunities in the financial sector to the attention of those from diverse backgrounds. We will continue to monitor future legal regulatory requirements and report against existing ones. As obligations are undergoing a period of transition, in 2026 we will be dedicating more time to understanding commonalities across our requirements and preparing for the following years when proposals become obligations. Through these actions we will continue to endeavor to make a positive impact on the environment and the communities in which we operate, while building our own resilience to secure the long-term success of the business. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Sustainability continued 65

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement

Climate-related Financial Disclosure Index

In accordance with the Companies (Strategic Report) (Climate-Related Financial Disclosure) Regulations 2022, Sections 414C, 414CA and 414CB of the Companies Act 2006 ('the Act'), the Board provides its climate-related financial disclosures for the Group for the year ended 31 December 2025.

The Group considered the non-binding guidance on the 'Mandatory climate-related financial disclosures by publicly quoted companies, large private companies and LLPs' issued by the Department for Business, Energy and Industrial Strategy when developing its disclosures.

This is the Group's third year of reporting in respect of these provisions in the Act, and during 2025 the Group made further progress with respect to the provisions of the Act.

We have outlined the requirements of the Act and identified the sections within this Statement that provide the corresponding information:

REFERENCE	REQUIREMENT OF S414CB (2A) OF THE ACT	SECTIONS DISCLOSING THE CORRESPONDING
a	A description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities.	Governance **Page 68**
b	A description of how the company identifies, assesses, and manages climate-related risks and opportunities.	Risk Management **Page 69**
c	A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process.	Risk Management **Page 69**
d	A description of: (i) the principal climate-related risks and opportunities arising in connection with the company's operations; and (ii) the time periods by reference to which those risks and opportunities are assessed.	Strategy **Page 71**
e	A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy.	Strategy **Page 71**
f	An analysis of the resilience of the company's business model and strategy, taking into consideration different climate-related scenarios.	Strategy **Page 71**
g	A description of the targets used by the company to manage climate-related risks and to realize climate-related opportunities and of performance against those targets.	Metrics & Targets **Page 84-86**
h	A description of the KPIs used to assess progress against targets used to manage climate-related risks and realize climate-related opportunities and of the calculations on which those KPIs are based.	Metrics & Targets **Page 84-86**

66

Governance Strategy Risk Metrics and Targets Progress during 2025 • Continued to support senior management on identifying and managing climate- related business risks and opportunities. • Continued to support senior management in review, challenge and sign-off of existing and new regulatory requirements. • Further developed our understanding of climate and wider sustainability issues to support appropriate stakeholder involvement. • Enhanced our formal horizon scanning to ensure the Group is prepared for increasing regulatory requirements, with regular updates provided to the Board. • The Board reviewed the sustainability strategy in December 2025 and confirmed our priorities for 2026. Progress during 2025 • Continued to provide market participants with access to voluntary and regulated environmental markets increasing environmental revenue to $80.0m (2024: $66.1m), representing 4% of Group revenue. • Invested in environmental teams, products and capabilities to grow our client base and support existing clients. • Marex announced a minority stake investment in Ruminant Biotech, a company developing technology to reduce methane emissions from pasture-based livestock. Progress during 2025 • Continued to assess and ensure compliance with mandatory sustainability regulations, while remaining responsive to broader stakeholders demand and market expectations for sustainability reporting. • Reviewed the qualitative scenario analysis performed across the Group, ensuring risks identified are still adequately mitigated. • Built on analysis of capabilities and data requirements as part of Scope 3 emissions calculations. Progress during 2025 • Maintained internal quarterly input and reporting of GHG data via new Sustainability platform to build higher accuracy of Scope 1 & 2 data to identify issues, trends and assess any mitigation actions required. • Established internal quarterly input and calculation of Scope 3 GHG data to identify material categories and establish methodologies for emission reduction. • Initiated the review of our products against Category 3.15 with a focus on creating a financed emissions methodology and we are leveraging our carbon accounting tool for future calculations. Focus during 2026 • Enhance our horizon scanning process to ensure regulatory requirements globally are identified early. • Provide additional sustainability training to the Board. • Organize Company-wide sustainability training on relevant topics. Focus during 2026 • Continue to develop Marex's environmental platform to support clients as they transition to a low-carbon economy. Aim to further increase geographic reach and expand the Group's environmental product offering across renewable fuels, clean energy, carbon management and recycled metals. • Continue to work with existing partners (Key Carbon, Global Mangroves Trust, Ruminant Biotech) to meet our client requirements. • Continue to comply with on-going regulatory responsibilities. Focus during 2026 • Explore implementing additional quantitative analysis to assess the impact of climate risk on our portfolio, i.e. assess whether any concentration in the portfolio exists, particularly in vulnerable segments. • Advance the development of capabilities to run climate risk stress testing. • Explore enhancing client onboarding questionnaires to include climate risk related points. Focus during 2026 • Further embed insights from Scope 1, 2 and 3 to identify ways to reduce our impact and develop operational emissions reduction targets. • Further understand the Group's Scope 3 categories and enhance the approach to address significant emissions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 67

Our approach to climate change Climate change presents both challenges and opportunities to the Group’s business model and products, as well as to colleagues and clients, and these are embedded into our growth strategy and mission. We provide liquidity and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower-carbon economy may reduce the demand, and therefore the size, of the markets for certain traditional energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to capture market share in new areas (such as biofuels, tax credits, CORSIA and PPA advisory). We have a significant presence in the global agricultural markets, with established teams in London, New York and Chicago that broker and trade agricultural products, including coffee, cocoa, dairy, forestry, grains and oil seeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have, a direct impact on trading volumes in certain products. Global temperatures have continued to increase in 2025 and we are seeing increased trends of agriculture commodities (e.g. coffee, cocoa, grain etc.) affected by severe weather exacerbated by climate change and other economic events. For example, coffee futures reached new record highs in the first quarter of 2025, as a result of the decline in production due to adverse weather events in key producing countries such as Brazil and Vietnam. In recent years some parts of eastern Europe have seen drought impact grain production which had a knock-on impact on grain supply chains. However this supply chain has also been disrupted due to the other factors, for example the war in Ukraine. In the coming years, we will continue to increase support aimed at helping businesses and governments achieve their net-zero ambitions. This is a challenge to business as usual, but one that opens up new opportunities and markets, while building a brighter future. We are committed to supporting our customers through the transition to net zero, accelerating the shift in the market and in our clients’ organizations, and adapting to new environmental regulations. We also recognize the value ESG and climate-related risks and opportunities play in assessing risk both in our business and beyond. Governance The role of the Board is stewardship of the Group, with its fundamental objectives being the long-term sustainable success of the Company and the creation of shareholder value. The Board recognizes its duty to oversee the Group's sustainability strategies and initiatives. The Board acknowledges the importance of understanding and assessing climate-related risks and opportunities. In December 2025, the Nomination and Corporate Governance Committee received an update from the Head of Sustainability, detailing progress made against the Group's sustainability strategy and focus areas for 2026. The update highlighted the Group's commitments to people and the environment, such as the development of the commercial renewables business and ongoing efforts to reduce operational emissions. Furthermore, in December 2025, the Nomination and Corporate Governance Committee continued to review the sustainability strategy which focuses on compliance with sustainability regulations, expanding environmental products to support decarbonization, DE&I, efforts to increase female representation in the workplace and the gender pay gap. Management’s role in assessing and managing climate- related risks and opportunities The CEO is responsible for the day-to-day management of the Group and implementing the strategy and objectives in line with culture, values and ethical and regulatory standards. The Group has a Sustainability Committee as a sub-committee of the Group Executive Committee chaired by the Chief Financial Officer (an Executive Director of the Group). Members of the sub-committee include senior executives in key businesses and core functions including Risk, Operations, Front Office, Technology, HR, Legal and Corporate Affairs, with these leads being the best placed representatives to deploy positive change across Marex, driving strategic execution down through the business units. The primary role of the Sustainability Committee is to ensure that the Group has an appropriate sustainability strategy that remains fit for purpose, maintaining short- and long-term objectives for the Group's sustainability activities. The Sustainability Committee monitors Marex's progress against climate-related actions on a quarterly basis, and updates are provided to the Group Executive Committee by the Chair of the Sustainability Committee as appropriate. The Sustainability Committee met four times in 2025. The Climate Change Steering Group ('CCSG') is responsible for overseeing the development and implementation of the Company's climate strategy and ensuring alignment with climate change reporting requirements. The CCSG advises the Sustainability Committee as needed and ensures Marex has the necessary governance, policies, and processes in place to comply with mandatory climate-related financial disclosures. The CCSG is also responsible for assessing progress against climate targets and KPIs set by the Sustainability Committee, adherence to voluntary disclosure regimes and improving reporting and communication. This group includes senior representatives from Finance, Risk, Procurement and Corporate Affairs and is a sub-group of the Sustainability Committee. The CCSG meets monthly or as needed and reports to the Sustainability Committee on its progress. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 68

The DE&I Steering Group is chaired by the Group Head of HR and is made up of four regional Sponsors (US, APAC, EMEA (excl. UK) and UK), and other key individuals from across Marex. The DE&I Steering Group, along with the Marex CEO, is responsible for defining and agreeing our DE&I goals and objectives. The implementation of climate-related products to mitigate risks and utilize climate opportunities across the business is managed at business segment level. Risk management Marex’s overall approach to risk management is detailed in the ‘Managing our Risk’ section of this report, which provides insight into our Enterprise-Wide Risk Management (EWRM) framework including our methodology and approach taken to manage our principal and emerging risks. Principal and emerging risks are informed both ‘top down’ by the Board and the Sustainability Committee and ‘bottom up’ from the business. Marex continues to monitor and evaluate the impact that climate change has on our business and our clients. This is due to the increased global frequency of severe weather events, maturing sustainability regulation resulting in more complex compliance requirements, and shifting priorities of customers and clients arising from the energy transition. As such, we constantly strive to integrate our processes for identifying, assessing, and managing climate-related risks into our ongoing risk management processes. In evaluating market and credit risk, climate-related risk drivers are also implicitly considered: for example, price volatility of carbon certificates due to changing expectations of regulatory landscape, or volatility of commodity prices due to extreme weather forecasts. When evaluating clients' creditworthiness, one of the measures we take into consideration is their exposure to event risk (which includes potential litigation and environmental risk). The Group maintains a Group-wide risk register which captures operational risks per individual entity and business division across all jurisdictions. This Group- wide register is maintained by the Operational Risk team which is part of the Group's second line of defense. Business owners evaluate the inherent impact, in terms of risk severity and likelihood, control effectiveness and risk trends. Impact on business continuity, revenue, litigation outcomes, applicable fines and other factors are all quantifiable indicators that affect the risk assessment. The Group level Operational Risk Taxonomy had been previously updated to include climate-related and broader ESG risks. This enables the Group to further integrate climate-related (and broader ESG-related) risks into our Governance, Risk, and Compliance (GRC) processes. Additionally, it is a key component in integrating identified climate-related risks and opportunities into our strategic decision-making processes. Processes for identifying and assessing climate- related risks and opportunities Managing our climate-related risks and opportunities has been embedded in Marex’s risk culture and day-to- day operations. These risks and opportunities inform our strategic thinking and strategic business decisions. We continuously assess opportunities from emerging environmental markets that provide low-carbon alternatives to traditional commodities. Where relevant, the Group invests in new capabilities in growth sectors that might gain market share over traditional markets, mitigating related transition risks. This is carried out through consultation with various stakeholders across the Group, including but not limited to: • Business heads and representatives • Risk and Change Management teams • Legal team • M&A team Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 69 Marex Group Board Has oversight of sustainability-related risks and opportunities Nomination and Corporate Governance Committee Group Executive Committee The Group Executive Committee supports the CEO in executing the strategy approved by the Board including the Group's overall ESG program Sustainability Committee Provides oversight and advice in relation to sustainability strategy, policies, documentation, implementation, communication and disclosures Climate Change Steering Group1 Ensures that Marex has the appropriate governance, policies and processes in place to comply with mandatory reporting on climate-related financial disclosure DE&I Steering Group1 Responsible for setting Group DE&I agenda and goals, ensuring they are fit for purpose, supporting and monitoring the implementation of DE&I initiatives within the business 1. The Climate Change Steering Group and DE&I Steering Group are not part of Marex's formal governance structure.

Additionally, we evaluate the applicability of climate-related risks and opportunities that impact the industry as a whole. These are identified through key industry trend reports and research, as well as peer benchmarking. Our resulting identified climate-related risks and opportunities are categorized as either physical or transition risks or opportunities, whereby: • Physical risks and opportunities arise from the direct impact of physical climate change events, which may materialize as changing and/or severe weather. These events can be defined as ‘chronic’ (e.g., changes in mean air temperature) or ‘acute' (e.g., flooding, wildfires, drought). • Transition risks and opportunities relate to changes in policies and regulation, legal ramifications, expectations and reputational impacts, market shifts, and technology developments that occur during the transition to a low-carbon economy. Identified climate-related risks and opportunities, including associated drivers, are captured in our Climate Risk and Opportunity register, also informing the Governance, Risk and Compliance (GRC) tool, owned by the Operational Risk team, part of the Group's second line of defense. Risks and opportunities are assessed, at a minimum annually, for the following: • Magnitude of likely impacts, in the case of risks, and benefits, in the case of opportunities, to Marex • Likelihood of occurrence – from improbable to almost certain – to understand which climate-related risks and opportunities are material to Marex • Timeframe that the associated risk or opportunity would occur in (see ‘Strategy’ section of this CFD statement for timeframe definitions) Relevant mitigation measures are then identified and evaluated to determine the resulting risk and opportunity levels. Processes for managing climate-related risks and opportunities Identified climate-related risks and opportunities are evaluated by the business (which includes risk owners, commercial leads and control and support leads) to understand which climate- related risks and opportunities should be considered ‘material’. In this context, climate-related risks and opportunities are regarded as material when it is reasonably foreseeable that they may have a direct or indirect impact on the Group's financial and operational performance should they materialize. As our business grows and evolves, we recognize that Marex will need to continuously evolve our approach to identify and classify material climate-related risks and opportunities. Many of Marex’s identified climate-related risks have an associated climate-related opportunity. Therefore, where possible, the Group assesses the downside risk and the upside opportunity in tandem. Management of climate-related risks and opportunities is undertaken by the identified risk owners who have direct influence and/or control over the risk and the associated mitigants, and who are best suited to address the upside opportunities. Material climate-related risks and opportunities, along with potential impacts and/or benefits, are escalated to the Chief Risk Officer ('CRO') and the relevant Business Head(s), along with the appropriate Committees. This enables full transparency of climate-related risks and opportunities alongside traditional business risks and opportunities, to develop appropriate plans and management approaches. Overall, because we understand that none of these risks and opportunities happen in isolation, the management of climate- related risks and opportunities is a Group-wide effort requiring appropriate communication and the cascading of responsibility for necessary actions as required. Integration of climate-related risk processes into overall risk management We continue to expand our existing suite of risk identification and management tools to further integrate climate-related risks into our overall EWRM framework: • Climate-related considerations are integrated into our Business Change Approval Committee (BCAC) process. The BCAC ensures that new business initiatives (for example new product offerings) are approved through a robust governance process, staying within the corporate risk appetite. The Committee provides approval to mobilize for delivery after receiving input from the impacted control and support functions who assess the business initiative front to back, including our Sustainability function for climate-related considerations. • Questions related to ESG are included in our due diligence questionnaire to understand the climate and overall sustainability position of companies that Marex targets for acquisition. The results of the due diligence assessment are sent to our Chief Risk Officer for sign-off. The assessment is continually reviewed and evolved to add new questions or update existing questions. We continue to evaluate the most beneficial and impactful way to integrate climate risk identification, assessment, and management with our traditional business risks. Our overall goal is to mitigate the downside risks and address the opportunities that climate change presents to Marex. Priorities in the coming years will focus on developing data strategies to support the integration of key risk indicators and risk appetite metrics into the management of our identified climate-related risks and opportunities. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 70

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

Strategy

Our sustainability strategy is underpinned by a commitment to cultivate positive change in the markets in which we operate. Our ambition is to support the transition to a low-carbon economy whilst building our resilience to the impacts of climate change.

Understanding our climate-related risks and opportunities enables us to continuously assess our business strategy and the products and services we offer to support our clients with the transition to a low-carbon economy.

We continue to increase the resilience of our business model and balance between commodities and environmental products, through strategic decision-making informed by the management of identified material physical and transition climate-related risks and opportunities.

Marex's climate-related risks and opportunities

Climate change risks have a longer timeframe to consider when compared to other risks. The timeframes selected are used to support our scenario analysis, detailed further in subsequent sections.

As such, we have defined short-, medium-, and long-term as the following:

Timeframe	Period	Rationale
Short-term	2025 – 2028 (0 – 3 Years)	Aligns with the financial planning cycle and acknowledges the evolving nature of the business, which operates in markets such as energy, commodities and financial securities.
Medium-term	2028 – 2030 (3 – 5 Years)	Aligns with global net zero interim goals which will allow Marex to track progress and respond to emerging regulatory, market and environmental changes.
Long-term	2030 – 2050 (5 – 25 Years)	Aligns with both Marex's and international commitments to achieve net zero by 2050.

This year, Marex identified nine climate-related risks and seven climate-related opportunities that could materially impact the Group, including our business model and strategy, over the short-, medium-, and long-term. Currently our identified climate-related risks and opportunities have not resulted in material losses. Marex has not experienced material climate-related losses upon client insolvency, as a result of mitigating actions in place.

Whilst risks and opportunities that were deemed immaterial were excluded from this listing, they are actively monitored and re-evaluated annually for their impacts to Marex and our strategy.

During 2025 we selected five key risks for qualitative scenario analysis based on their potential impact to Marex, key strategic value to the Group, and pervasiveness in the market. Opportunities were not identified for scenario analysis but were implicitly considered as the upside of the risks.

We stepped beyond our qualitative scenario analysis this year and engaged in a quantitative analysis pilot. We assessed the impact of physical risk on the credit worthiness of our clients in the coffee portfolio in representative parts of the world. The analysis can be further expanded and 2026 will see us refining the quantitative approach.

The tables below detail our identified material climate-related risks and opportunities and potential impacts, along with our strategic response and our rationale for scenario analysis selection.

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Strategic approach for climate-related risks Retraction of Primary Markets RISK TYPE Transition RISK TIMEFRAME Medium/Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Reduction in revenues • Loss of market share • Client attrition It is expected that the climate transition will continue to evolve in the future, shifting market preferences and demand away from high-carbon products (i.e., fossil fuels). This can impact Marex’s revenue in markets, such as energy and metals, where we have significant market share. Conversely, it will create new demand for lower-carbon products. There is a financial and competitiveness risk to Marex if we cannot diversify our revenue streams and increase our environmental-based revenue in line with retracting primary markets. The retraction of primary markets and our ability to diversify our revenue streams is one of the most potentially material risks that Marex faces from climate change. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE We use our experience, market knowledge, global reach, and balance sheet to mitigate risks and harness opportunities arising from a potential decline in our primary markets. We continue to add clients, capabilities and geographies to further diversify our business and increase resilience. In 2025, we completed the acquisition of cobalt specialist Darton, strengthening our battery metals offering. As a result, we have seen our revenue from environmental products and services reach $80.0m in 2025, or 4% of our total revenue, compared to $66.1m, or 4% in 2024. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 72

Failure to Keep up with Experience and Expertise Requirements RISK TYPE Transition RISK TIMEFRAME Short/Medium-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Loss of market share and competitiveness • Client attrition • Missed opportunities for revenue generation New environmental markets will require deep expertise and experience to serve clients and gain new market share. This will create competition within the existing and future talent pools. Failing to invest in attracting new talent and upskilling our existing teams, may also lessen our ability to maximize the opportunities in new markets and impact any cross-selling opportunities. Marex’s talent attraction and training plans reflect the changing nature of business. We constantly monitor changes in the market and seek updates and upskilling from our third-party partners as and when needed. We also acquire specific expertise as part of our strategic acquisitions. Therefore, scenario analysis was not deemed necessary for this risk. STRATEGIC RESPONSE Marex has increased resourcing with a full-time Head of Sustainability joining the organization in 2025. Business leaders are responsible for identifying necessary upskilling and/or talent acquisition opportunities. In 2025, we continued to upskill and invest in our environmental expertise across renewable power, biofuels, carbon markets and recycled metals. In the carbon markets, this has allowed us to expand our presence in emerging compliance schemes, such as CORSIA and the Singapore ETS. We have also attracted talent with deep expertise in power purchase advisory and biofuels. Additionally, third-party consultants provide training and various upskilling sessions on climate and broader ESG matters. Failure to Comply with Global Climate Regulations RISK TYPE Transition RISK TIMEFRAME Short-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Regulatory penalties • Loss of access to markets • Loss of customer trust • Adverse impact on share price Global climate regulations are constantly evolving and mandating stricter reporting requirements. Failing to keep pace and apply regulations may have an adverse reputational, financial, and competitive impacts on our global operations Additionally, failure to comply with regulations may impact our access to key exchanges and markets that require compliance. Marex has a horizon scanning practice in place and so any emerging regulations can be identified and accounted for in a timely manner. Therefore, scenario analysis was not deemed necessary for this risk. STRATEGIC RESPONSE Our legal team, with support from our Head of Sustainability, conduct ongoing horizon scanning for both mandatory sustainability regulations and voluntary ESG reporting frameworks. Findings and considerations are presented to the Board on a quarterly basis. Additionally, Marex is actively engaging external expertise where necessary to prepare for global and regional ESG and climate-related regulations. Moreover, the Group enhances its horizon scanning with increasingly outward-looking evaluations to understand key peer disclosures and stakeholder expectations. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 73

Damage to/Disruption of Critical Infrastructure RISK TYPE Physical RISK TIMEFRAME Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Loss of customers and revenue • Increased climate- related costs • Higher insurance premiums Severe acute physical climate risk events (i.e. weather events, such as flooding, drought, and heat stress) could disrupt and impact critical network infrastructure, including our business premises, as well as data centers (both on our premises and third-party hosted), which Marex relies on to enable our operations. Ineffective disaster recovery and business continuity plans can lead to failure of these systems, resulting in operational downtime and disruption to core business activities. Marex has a strong mitigation strategy for this risk through diversification of its critical data-related infrastructure with large, reputable organizations. Therefore, scenario analysis was not deemed necessary for this risk. STRATEGIC RESPONSE Marex has critical data-related infrastructure spread out between several large, reputable third-party providers, and we prioritize redundancy in our network infrastructure. These service providers have robust disaster recovery and business continuity procedures. For on-premises systems, Marex has business continuity processes (i.e. laptops and ability to remotely connect) where local outages and events would only have small impacts on a limited number of individuals. Physical Impacts to Supply Markets and Client Supply Chain RISK TYPE Physical RISK TIMEFRAME Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Loss of revenue • Increased costs to diversify supply markets Physical risks from climate change, both acute (i.e., flooding, drought, and heat stress) and chronic (i.e., rising sea levels, erosion, and available arable land), can impact Marex's supply markets, creating supply and demand issues. There may also be resource restrictions decreasing available products and significantly reducing trade volumes. This risk would be exacerbated for physical climate events where Marex has regional concentration of products and/or clients. Physical risks are still present across global supply chains and due to the interconnectivity of these supply chains, diversification will not eliminate all risk. Marex’s regional concentration of some products and clients can pose a material risk. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex has diversified our supply chains across the Americas, EMEA, and APAC and we are continuing to monitor areas of concentration to understand how to further mitigate supply chain and supply market risks. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 74

Failure to Meet Growing Climate/ESG Stakeholder Expectations RISK TYPE Transition RISK TIMEFRAME Short-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Increased compliance costs pertaining to ESG and climate- related matters • Increased cost of capital and decreased access to capital • Adverse impact on share price • Reputational damage ESG and climate-related matters are increasingly becoming a major driver of stakeholder, particularly investor, priorities and expectations. It is anticipated that Marex's stakeholders will continue to expect progress on ESG and climate-related matters, as well as enhanced disclosures and transparency that go beyond the requirements for compliance with the regulations. Failing to meet stakeholder expectations could impact our ability to maintain and / or gain new market share, and impact both our access to and cost of capital. Increased stakeholder and market expectations can outpace requirements for compliance and have significant impacts on Marex. This could impact the growth of our environmentals business and our overall business model. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex is proactively preparing to disclose against incoming regulations, which will also prepare us for any short-term investor request for ESG and climate information. We are proactively looking at relevant voluntary disclosures. In 2025, we have internally calculated Scope 3 emissions across seven of the fifteen categories and are implementing emission reduction options. The analysis enables us to provide insights to our stakeholders across the value chain. The Group has engaged with rating agencies in 2025 and secured two ratings, from S&P and ISS. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 75

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

Association with Fossil Fuel and Other Heavy Emitting Industries (Direct & Indirect)	RISK TYPE Transition	RISK TIMEFRAME Medium-term
POTENTIAL IMPACT(S)	**RISK DESCRIPTION AND POTENTIAL IMPACTS**	**SCENARIO ANALYSIS APPROACH**
• Degradation of customer trust • Reputational damage • Greenwashing claims/fines • Impact on share price	Marex supports clients in fossil fuel and other carbon-intensive industries through the products and services the Group offers to meet its clients needs. Continuing to service traditional industries, whilst also being proactive in supporting the energy transition through offering environmental products, and reporting on sustainability progress, may pose reputational risks to Marex (e.g., greenwashing, continuing to facilitate environmental impacts). Additionally, indirect association with fossil fuel and other heavy-emitting industries (e.g., counterparty reputational impacts due to association with carbon-intensive industries and greenwashing) may create reputational risks for Marex.	Marex will continue to support its clients where there is demand. This will involve servicing clients operating in fossil fuel and other carbon-intensive industries for the foreseeable future, while also providing environmental alternatives, as a result of our clients' varied preferences. We will continue to monitor this risk, however, we have deemed the current potential impact of this risk to be low. Therefore, scenario analysis was not deemed necessary for this risk.
	STRATEGIC RESPONSE As a diversified global financial services platform, we support a wide range of clients across a variety of sectors, some of which are involved in carbon-intensive industries. We aim to support our clients as they transition to a low-carbon economy by providing environmental alternatives, including renewable power, renewable fuels, recycled metals and emissions management. Additionally, we assess reputational risks with any new business process or acquisition, including those specifically related to climate-related reputational risk. As the energy transition presents more opportunities to diversify our products and replace fossil fuel and other heavy-emitting revenue with environmental revenue, we are well positioned to execute and transition with our clients.	

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Climate-Induced Counterparty/Client Default (Physical) RISK TYPE Physical RISK TIMEFRAME Medium/Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Increased liabilities/losses • Increased credit line drawdown (via unpaid margin calls) Severe acute physical climate risk events (i.e. flooding, drought, and heat stress) could impact geographic areas where Marex has a higher concentration of credit exposure, resulting in increased default risk, specifically in the case of clients in vulnerable industries. The increased price volatility and supply uncertainty that highly climate-impacted markets could face would increase risks of default, insolvency, and operational failure, with potential for missed client margin calls and credit losses for Marex. Physical climate change impacts are expected to continue to impact our counterparties, increasing our credit risk and potential losses. It will be critical to understand how various physical climate change impacts could impact our credit exposure portfolio. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex assesses counterparties as they are onboarded across an array of risks. To mitigate potential climate risk impacts, we are continuously working on diversification of our client supply markets and strengthening our identification and management of counterparties facing physical climate-related risks. Physical climate risk is closely related to the location and sector of the client, therefore is assessed and controlled as part of our concentration risk framework (e.g. country limits). Going forward we will further develop our approach to assessing and monitoring sectorial and geographical concentrations, with particular focus on those vulnerable to climate changes. Climate-Induced Counterparty/Client Default (Transition) RISK TYPE Transition RISK TIMEFRAME Medium/Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Increased liabilities/losses • Increased credit line drawdown (via unpaid margin calls) Transition risks can impact Marex's clients if they do not have diversification strategies away from fossil fuels, e.g. they can face additional carbon costs or stranded assets. This could cause clients to have reduced profitability and increased default risk, and in severe cases, inability to meet margin calls leading to credit losses. Transition climate change impacts will continue to materialize and impact our counterparties, increasing our credit risk and potential losses. It will be critical to understand how various transition climate change impacts will impact our credit exposure portfolio. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex assesses counterparties as they are onboarded across an array of risks. To mitigate potential climate risk impacts, we are continuously working on diversification of our client supply markets and strengthening our identification and management of counterparties facing transitional climate-related risks. Marex is currently exploring the improvement of our counterparty onboarding questionnaires, leveraging existing risk assessments, to increase the granularity of data collected. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 77

Strategic approach for climate-related opportunities Diversification of Revenue Streams OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Short/Medium-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE Marex’s primary climate-related opportunity is to further diversify our revenue streams into emerging and growing environmental products (i.e., recycled metals, renewable energy and fuel, etc.) across different geographies and industries in line with the energy transition. We can further support this diversification and expand our presence and market share in environmental markets globally through organic growth and strategic acquisitions that enable us to break into new markets. These acquisitions can enable Marex to continue to diversify our environmental product offerings, grow our client base, and serve our customers on an increasingly global basis to support the climate transition and increase earnings resilience. • Increased global market share • Increased revenue generated from environmental products • Risk mitigation and hedging against traditional commodities declines • Increased expertise and access in the climate- related products and market We are continuing to expand our environmental offerings through launching new products in line with growing and emerging environmental markets. This is further supported by critical acquisitions, continued and new partnerships (i.e., Key Carbon, Ruminant Biotech), and expansion of offices into new geographies (i.e., Abu Dhabi and Toronto offices). Additionally, we are actively diversifying our product to further mitigate risks associated with climate change, and to address non-commodity climate-related opportunities (e.g., transferable tax credits related to renewable energy in the US). Inorganic Growth for Product/Service Diversification and Enhanced Environmental Capacity/Capability OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Medium-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE The climate transition will require global supply chains, markets, and collaboration to address the unique challenges that different jurisdictions face (both physical and transition challenges). Additionally, environmental markets (i.e., hydro power) can be very specific to a geographical region, market, or industry which cannot be simply an expansion of existing desks/teams. Marex can expand the presence and market share in environmental markets globally through strategic acquisitions and investments/ partnerships that enable us to break into new markets which would otherwise be hard to reach. These acquisitions can enable us to continue to diversify our product base and to cross-sell and serve customers in an increasingly global and comprehensive capacity to support the climate transition. • Increased competence and expertise pertaining to the climate related-products and market • Increased credibility in the market • Increased market share • Increased ability to be first movers and/or increase market share In line with Marex’s growth strategy, in 2025 we continued to expand our global environmental business both organically and inorganically via partnerships, acquisitions and by adding new teams. We have expanded our biofuels capabilities by opening dedicated desks across the US and APAC, launched an advisory service for US companies seeking access to Power Purchase Agreements, increased our offering in the recycled metals market, and invested in Ruminant BioTech to gain further access to high-quality carbon credits in New Zealand. As we move forward, we continue to explore further partnership opportunities and acquisitions that support clients in mitigating risks, meeting their sustainability goals and fulfilling their climate-related obligations effectively across the world. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 78

Training and Hiring to Expand Climate and Environmental Expertise OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Short-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE The need for climate and environmental-related expertise and competencies will grow as Marex continues to explore and expand into new environmental markets. There is an opportunity for us to train and upskill our existing workforce and hire specialized talent in these fields. This also extends into enhancing our hiring practices to employ new graduates and juniors to be trained directly in environmental products for the purpose of building out our environmentals practice. • Increased competence and expertise pertaining to the climate-related products and market • Increased credibility in the market • Increased ability to be first movers and/or increase market share The need for upskilling and relevant talent acquisition activities is handled at a service segment level by the relevant business leaders. As such, training and hiring plans are being considered to ensure the necessary climate-related expertise and experience is brought in to support the growth of our environmentals revenue. We also provide opportunities for graduates to join environmental desks, as a long-term investment in related emerging market trends. Develop a Comprehensive Climate Transition Plan OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Short-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE Marex has the opportunity to further develop our climate ambitions, commitments, and strategy by developing a climate and carbon transition plan that is aligned to leading frameworks such as the Transition Plan Taskforce (TPT) and in line with requirements of emerging regulations. A robust climate transition plan can combat greenwashing by providing clarity to our statements of 'Enabling the Green Transition', as well as provide Marex with an actionable plan to reach and support net zero by 2050. • Improved climate and sustainability strategy • Reduced risk of greenwashing In 2025 we expanded our internal Scope 3 calculations and now account for the identified material categories. We used all the data gathered through our sustainability reporting platform to formulate reductions strategies across some material categories from Scope 1, 2 and 3. These measures have been soft implemented for the time being and will be further refined as regulatory demands become clearer. Review the metrics and targets section for details. We have also acted on our ESOS commitments from 2024 and have taken 70%+ of initiatives to completion, with the others on track for a 2026 deadline. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 79

Changing Perception and Labeling/Categorization of Carbon Offsets OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Long-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE With the changing perception on carbon offsets, there are new opportunities to source and trade 'high-quality and high-integrity' carbon offsets and Environmental Attribute Certificates (EACs). Voluntary markets continue to shift toward compliance as regulatory changes become the primary driver of offsetting programs, evidenced by the emergence of various Emissions Trading Schemes across Asia-Pacific and around the world. Industry-specific standards like CORSIA for aviation are already underway. In the future, corporate decarbonization standards such as SBTi are expected to accept carbon credits to offset unavoidable emissions as part of net zero frameworks. • Increased voluntary carbon market trading Marex is committed to investing only in credible carbon offsets that may also be recognized by the regulated emissions trading schemes. We invest in origination to have a direct access to carbon credits from production to retirement, (cutting intermediaries and reducing market opacity). This allows us to secure future access to high-integrity streams of credits that are likely to be compliant with – and deliverable into – various emerging compliance markets. Marex partners with The Global Mangrove Trust and OxCarbon to offset its Scope 1 and 2 GHG emissions and deliver high-quality and high- integrity carbon offsets to the wider market. In 2024, we partnered with Key Carbon to gain further access to streams of carbon offsets, and in 2025 we partnered with Ruminant BioTech for a new stream of credit offsets and enhanced our focus into compliance schemes. Marex will continue to look to invest in carbon offsets that meet emerging standards and labels, such as the Integrity Council for the Voluntary Carbon Market's (ICVCM), Core Carbon Principles (CCP) label. Regional Regulations/Policies Enabling Carbon Market Growth OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Medium-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE New programs for carbon reduction or renewable / sustainable energy and products are emerging in various regions and industries (e.g. CORSIA, Singapore ETS, etc.) Marex is well positioned to advance or enhance participation in these markets, through a mature environmentals desk, coupled with extensive industry knowledge and connections. • Increased global market share • Increased revenue generated from environmental products • Risk mitigation and hedging against traditional business practices • Increased expertise and access to climate- related products and markets In 2025 we negotiated some access to these emerging markets (e.g. CORSIA) through both external offtakes and internal origination projects, and are able to actively participate. We have developed internal expertise in multiple emerging compliance markets and have developed the external contacts to support us in meeting the market demands. We have an advanced market perspective and are actively monitoring the development of other schemes so we can provide a holistic offering to our clients. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 80

Exposure to Corporate Clients through New Regulatory Demands OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Medium-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE With the emergence of targeted regulation, requiring calculation of product level carbon intensity (e.g. CBAM), we envisage an increase in demand for carbon offsets. With SBTi and GHG Protocol also revisiting their stance on offsets, we see the regulatory landscape changes as a short to medium-term opportunity. • Increased global market share • Increased revenue generated from environmental products • Risk mitigation and hedging against traditional business practices • Increased expertise and access in the climate- related products and market Marex already trades in both voluntary and compliance markets. Our teams have experience across a wide array of products and geographies and benefit from global contacts to support matching clients with suitable products. We have an established process which supports the selection of high- quality credits/products, matching client expectations. Scenario analysis As mentioned, five key risks were selected for qualitative scenario analysis to understand how their impacts could materialize over short-, medium-, and long-term timeframes across plausible climate futures. Whilst the scenarios we have adopted are underpinned by both quantitative and qualitative data, the scenario analysis we conducted was qualitative in nature. Due to data limitations and the nature and complexity of our material climate-related risks identified, quantitative scenario analysis was not feasible at this time. We continue to develop strategies to address gaps in the necessary data and enhance our approach to scenario analysis and the use of quantitative assessments. We considered three distinct climate scenarios which are based on the Network for Greening the Financial System’s (NGFS) global climate model scenarios. Further assumptions were developed around each scenario, leveraging the Intergovernmental Panel on Climate Change’s (IPCC) Shared Socio-Economic Pathway (SSP) factors to provide the Group with a more nuanced understanding of how different climate change pathways could impact the business. The table below details our chosen scenarios and associated assumptions. To note, the quantitative scenarios are used as reference for the qualitative analysis we undertook. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 81

Marex Group plc – Annual Report 2025
01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

Selected Climate Scenarios

	Ambitious / Paris-Aligned Scenario	Pledged NDCs / Middle of the Road	Current Policies / High Warming
Scenario Description	Stringent climate policies globally accompanied by an economy-wide decarbonization that remains aligned with the Paris Agreement, aiming to limit global warming.	Localized policies consistent with current national commitments (NDCs), resulting in moderate reductions but higher warming.	A 'business as usual' scenario with the continuation of current policies with limited or no further efforts, leading to significantly higher global warming.
Scenarios and Sources	• NGFS: Net Zero 2050 • IPCC: SSP1-1.9 • IEA: Net Zero Emissions by 2050	• NGFS: NDCs / Fragmented World • IPCC: SSP2 - 4.5 / SSP3 • IEA: Announced Pledge	• NGFS: Current Policies • IPCC: SSP3 / SSP5 • IEA: Stated Policies
Temperature Ambition	Below 1.5°C	Between 2°C and 2.5°C	Above 3°C
Policy Reaction	Immediate and Smooth	Delayed, Fragmented, Based on NDCs	None (Current Policies)

It should be noted that climate scenarios and scenario analysis is not a tool used to forecast, but rather to explore a range of plausible climate futures and their impacts. Chosen climate scenarios have inherent limitations based on underlying assumptions and may not account for all climate-related impacts. Critically, many climate scenarios, including those selected above, do not account for climate tipping points – the thresholds whereby climate damage is irreversible and subsequently accelerated – and therefore, analysis may underestimate some of our risks.

Our qualitative climate scenario analysis identified that our business is predisposed to medium to high-transition risks over the short-, medium, and long-term under the 'Ambitious / Paris-Aligned' scenario. However, we recognize that under the 'Current Policies' scenario, physical risks (acute and/or chronic) could have an indirect impact on our revenues, especially over the long-term.

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Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

The analysis presented below highlights a subset of the qualitative scenario analysis conducted, including how these risks were analyzed and the relevant scenario applied:

Retraction of Primary Markets (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• The climate transition may shift market preferences and demand away from high-carbon products (i.e., fossil fuels).	• High-carbon product markets substantially retract impacting volumes and revenues, primarily for energy and metals business (currently 4% of Marex revenue). Additional reputational impacts from continued involvement in our primary industries. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Climate-Induced Counterparty/Client Default (Physical)

SCENARIO **Current Policies / High Warming**

RISK SUMMARY	SCENARIO ASSESSMENT
• Clients' exposures to acute physical climate-related events lead to operational failures and/or insolvency. Climate events also trigger market price volatility which increases client risks of default.	• Material losses from climate-related counterparty credit risk may occur, e.g. from agriculture and base metals producers. The materiality of losses will depend on industry and geographical location, management of climate risk on the clients' side, and how acute physical climate risks materialize. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Failure to Meet Growing Climate/ESG Expectations (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• Could impact our ability to maintain and/ or gain new market share, and impact both our access to and cost of capital.	• Given high ESG expectations from stakeholders, meeting minimum requirements is not sufficient to address the expectations, leading to reputational damage and impacting Marex's share price. Firms who are proactive in climate risk management, would be best placed to capture new market share. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Climate-Induced Counterparty/Client Default (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• Transition risks can impact Marex's clients with dependency on high-carbon products (i.e., energy and base metals) leading to client losses and increased risks of default.	• A sharp incline in ESG regulations and policies leads to restrictions on fossil fuel production and use in high-carbon industries, leading to clients facing increased costs, or writedowns in stranded assets. Marex could face material counterparty credit losses (e.g. energy/ mining clients). **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Physical Impacts to Supply Markets and Supply Chain (Physical)

SCENARIO **Current Policies / High Warming**

RISK SUMMARY	SCENARIO ASSESSMENT
• Physical climate events (both acute and chronic) disrupt trading volumes, where Marex has regional concentration of products and/ or clients.	• Physical climate risks/weather events and trends will become more severe, creating disruptions across global supply chains. Marex could experience significant revenue losses from reduced trading volumes (e.g. in energy and metals). **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

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Resilience of our business model and strategy Our identification and assessment of climate-related risks and opportunities and subsequent climate scenario analysis is a critical tool for strategic planning. It allows us to evaluate the potential impact of climate-related risks and opportunities on the resilience of our business model and strategy across different timeframes and future warming possibilities. As a result, we have identified mitigation strategies and controls to strengthen our business, aimed at minimizing the impact of material risks and supporting resilience and long-term success. Overall, our residual exposure to climate-related risks remains low and we continue to implement targeted mitigation strategies that will limit the inherent impact of both transition and physical risks on our business model and strategy. Our business model is resilient to climate-related risks due to the breadth of geographies and markets in which we operate, our strong risk culture which promotes proactive action around risk mitigation and addressing opportunities, and the focus on the growth of our environmentals business to offer our clients sustainable alternatives. In a below 1.5°C scenario, transition climate risks will impact our operations related to climate-impactful industries – namely, fossil fuel and other carbon-intensive industries. As such, our most significant risk is the retraction of our primary markets. We are therefore actively addressing this through continued diversification of our products. This strategy is supported by critical acquisitions, partnerships, and expansion into new and important geographies which has resulted in promising revenue growth, positioning us to mitigate the impact of this risk. In an above 3°C scenario, we expect physical climate risks to impact our operations indirectly through impacts to our counterparties and supply markets. To mitigate these impacts, we are working to diversify our client supply markets and strengthening our identification and management of counterparties facing physical climate-related risks. We recognize that the middle of the road scenario will pose risks to Marex which will be less severe than the two ‘climate extremes’ in the below 1.5°C scenario and above 3°C scenario. Metrics and targets Targets used to manage climate-related risks and opportunities and performance against targets We are committed to cultivating positive change in the markets in which we operate to support the transition to a low-carbon economy, build resilience, and secure the long-term success of the business, underpinned by strong governance, policies and processes. Marex remains committed to improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. As part of our transition plan, our future objective is to drive down our GHG emissions and offset residual emissions using carbon credits. However, in the near term, we remain committed to offsetting our Scope 1 and 2 emissions. To ensure that these offsets are credible and verifiable they are purchased from the 001 – OxC – The Global Mangrove Trust restoration and conservation project in North Sumatra. Marex has helped establish this project and, working in partnership with OxCarbon and Kumi Analytics, we are using it to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification. In February 2026, Marex offset its 2025 Scope 1 and 2 emissions (1,806 tCO2e) against retiring offsets from the Global Mangrove Trust project. We are monitoring our material emissions and have put in place initial methodologies for emission reductions following this 2025 baseline. Moving forward, we will seek to further drive down our operational emissions and increase visibility of our supply chain emissions. The Group recognizes that understanding, reviewing and challenging our direct and indirect emissions are paramount to ensure we meet the Group's ambition to be net zero by 2050. In 2025, we fully embedded and operationalized our quarterly emissions calculation process, which allowed us to perform a deeper analysis of our GHG inventory and has informed the development of short-term (within the next 0–3 years in line with Marex's planning timeframes) and long-term carbon reduction strategy. Marex is a growing business and our global footprint has increased following recent acquisitions and we are setting our operational emission reduction strategy accordingly. Metrics used to assess climate-related risks and opportunities In 2024, we enhanced our data collection and internal reporting to measure our Scope 1 and 2 intensity ratio per full time equivalent ('FTE') on a total and UK basis. In 2025, we maintain the same intensity ratio focus, and are reviewing emission reduction options across relevant categories. Assessments for reductions across the material categories (suppliers, business travel and employee commute) are underway with initial strategies already in motion. Our Scope 1 absolute emissions increased this year, mainly due to the acquisition of Agrinvest Commodities, where one of the offices utilizes LPG. This contributed a disproportionate amount to our 2025 values compared to the previous year. In 2026, we will be reviewing options to address the increase due to this particular office. Our location-based Scope 2 GHG emissions have decreased in 2025. The change is due to enhanced electricity-reduction measures in our London Bishopsgate head office, a reduction in the UK CO2 electricity factor, and subletting some of our empty spaces. The global absolute electricity consumption (kWh) increased in 2025. However, given Marex's rapid expansion, this measure is more representative on a per employee basis, where we saw a decrease. This year, we increased the completeness of our Scope 2 location-based GHG emissions, which were used to calculate our intensity ratios to 90%. In our UK head office we use 100% renewable energy sources. In the future, our Scope 1 and 2 intensity ratios per FTE may be affected by further improvement of our data collection processes and increased completeness of our data. Calculations across additional Scope 3 categories will continue in 2026 and we will disclose our position as improvements are brought to the process. Our ongoing international expansions, particularly relating to future acquisitions, could also impact metrics in the coming years. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 84

The following are key metrics for the Group: • $80.0m (2024: $66.1m) Revenue from Marex environmental products and services • Revenues from environmental products and markets (% of total Revenue) was 4% in 2025 (2024: 4%) • The Group's global intensity ratio is 0.67 (2024: 0.78). With regards to revenue values, our physical metals business expanded in 2025. We reviewed the characteristics of the transacted materials (recycled, raw, refined) to ensure an accurate classification of revenues. Our Tangent business transacts mostly scrap/recycled metals and is a natural fit for our environmental business. We consider battery metals (e.g. cobalt, lithium, rhenium) to be essential components of technologies that directly reduce carbon emissions, enabling the shift to renewable energy, and supporting a circular economy through recycling. They are both components of our environmental revenue. We may review this position, as we progress our value chain understanding. Other climate-related risks are assessed using the relevant metrics according to the risk management framework, for example the potential impact of physical climate events on client risk would be assessed in terms of client margin exposures and potential default losses. Disclosure of GHG emissions and related risks Marex is committed to becoming a net-zero business in line with government guidelines by 2050 or earlier. Our KPIs with respect to climate-related financial disclosures are our Scope 1 and 2 emissions. Reporting of our energy consumption and Scope 1 and 2 is included within our Streamlined Energy and Carbon Reporting ('SECR') table below. We also explain the sources of data, methodology and assumptions considered for the GHG emissions below. In 2025, we continued to improve the accuracy of our data through quarterly internal reporting and monitoring of material differences. This year, internal Scope 3 calculations have also enabled us to identify areas of materiality and support the enhancement of our net zero plan. Progress made during 2025 Scope 1 and 2 During the year, the Group enhanced its process and undertook various sustainability initiatives regarding Scope 1, 2 and 3 methodology and reporting as follows: • We continued internal quarterly reporting of GHG data via the Group's Sustainability platform to build higher accuracy of data, ensuring live identification of issues, data trends and any required mitigations. • We continued to implement the recommendations from our UK Energy Savings Opportunities Scheme (ESOS) report, for example by replacing office screens with energy-efficient alternatives and installing a building management system. These measures have earned us a decrease in electricity consumption per employee across our London headquarters, which is also reflected in positive changes to our intensity ratio of 0.67 in 2025 (vs.0.78 in 2024). • The majority of our office estate is leased and when we contract new buildings, or renew existing leases, we also integrate sustainability considerations. As a result, we have 100% renewable electricity use at our Bishopsgate office in the City of London, and our Asia Square office in Singapore has a US Green Building Council LEED Platinum certification and the largest photovoltaic installation (224 kWp) in the City’s Central Business District. • We are looking at better utilization of existing office space. Offices which were underutilized have been subleased, contributing to the decrease in our Scope 1 and 2 emissions. • As we continue to grow, the Group's property footprint is closely monitored to drive efficiencies. Sustainability is a key factor whilst securing these efficiencies, buildings are consolidated and transitioned to more modern and environmentally efficient buildings. We compared our intensity ratios to our immediate competitors and believe that our approach to building management, minimal ownership of Scope 1 assets and measures implemented to control electricity utilization in our main buildings, have all helped us maintain comparatively low and improving ratios. Scope 3 Our strategy for Scope 3 emissions continues to develop. We have been calculating values on a quarterly basis throughout 2025 to ensure we improve the methodology and increase confidence. We internally report across seven of the fifteen categories and are advancing decarbonization strategies based on our findings. We will continue to develop our approach, with particular focus on the additional applicable categories, with a view to report externally as required by regulatory demands. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Climate-related Financial Disclosure (‘CFD’) Statement continued 85

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

The Group's Scope 1 and 2 GHG emissions were reviewed by the Climate Change Steering Group and the Sustainability Committee and are provided in the following table:

	Year ended 31 December 2025			Year ended 31 December 2024		
	UK	Global (Excluding UK)	Total	UK	Global (Excluding UK)	Total
Emissions (market-based)[1]						
Emissions from the combustion of gas (tCO_2e) (Scope 1)	88	213	301	110	123	233
Emissions from purchase of electricity (tCO_2e) (Scope 2)	39	987	1,026	4	1,075	1,078
Total gross emissions based on the above (tCO_2e)	127	1,200	1,327	114	1,197	1,311
Emissions (location-based)[1]						
Emissions from the combustion of gas (tCO_2e) (Scope 1)	88	213	301	110	123	233
Emissions from purchase of electricity (tCO_2e) (Scope 2)	518	987	1,505	591	1,067	1,658
Total gross emissions based on the above (tCO_2e)	606	1,200	1,806	701	1,190	1,891
Intensity ratio tCO_2e (gross Scope 1, 2) per full time equivalent	0.47	0.87	0.67	0.61	0.93	0.78
Energy consumption used to calculate Scope 1 emissions (kWh)	262,656	714,341	976,997	427,469	291,804	719,273
Energy consumption used to calculate Scope 2 emissions (kWh)	2,928,148	2,764,389	5,692,537	2,853,421	2,920,432	5,773,853
Total energy consumption based on above (kWh)	3,190,804	3,478,730	6,669,534	3,280,890	3,212,236	6,493,126

Notes:
- Market-based: A market-based method reflects emissions from electricity that companies have purposefully chosen (or their lack of choice).
- Location-based: A location-based method reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data).
- The headcount used for calculating intensity ratios is the average across the Group. Marex has grown significantly since the start of 2025 and an average employee count was a more realistic representation of the yearly position.
- The UK electricity CO2e factor has reduced by approx. 15% between 2024 and 2025. Despite consumption increasing in the UK in 2025, the calculated GHG emissions have decreased compared to 2024.
- Methodology and data accuracy are reviewed and improved every year. Material changes will be reported and explained.

1. Intensity ratios are calculated on location-based emissions and reported before offsetting.

The above GHG emissions cover all material sources for which Marex Group plc is responsible. Emissions were calculated following the GHG Reporting Protocol (Corporate Standard) using the Watershed platform. Responsibility for emissions sources was determined using the operational control approach. All emissions sources required under The Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 are included. Actual energy usage data was collected in the form of invoices, service charges and spreadsheets held by Marex Group plc. Estimated data is based on building square-footage for all facilities, and was combined with emissions factors from the US EPA, Ecoinvent, TCR and other data sources to calculate GHG emissions. Electricity emissions factors are chosen based on geography to reflect the emissions intensities of the facilities' local grid. Market-based emissions are from electricity that companies have purposefully chosen.

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The directors of the Company must act in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to the requirements of Section 172 (1) (a) to (f) of the Companies Act 2006 as set out below. The Directors recognize the importance of stakeholder engagement and its contribution to the success of the Company and their interests are taken into consideration by the Directors during Board discussions and decision-making. Following the Company’s successful listing on the Nasdaq Global Select Market on 25 April 2024, the Board remains confident that this milestone will deliver long-term benefits by providing access to additional growth opportunities. The Nasdaq listing supports the Group’s strategy to build a diversified global platform, broaden capabilities, and strengthen connectivity for clients across global markets, thereby enhancing long-term value for all stakeholders. The Group Board continued to oversee and assess the effectiveness of the Group’s governance framework during 2025, which had been reviewed and strengthened ahead of the IPO to ensure alignment with Nasdaq rules for Foreign Private Issuers. The Board remains confident that this framework is robust and underpins effective, responsible decision-making across the Group. This report sets out how the Group Board has considered the factors set out in Section 172(1) of the Companies Act 2006. Further detail can also be found in the Corporate Governance Report. (a) The likely consequences of any decision in the long term Throughout 2025, the Group Board’s decisions focused on driving the Company’s growth strategy through the enhancement of service offerings and the expansion of capabilities across key jurisdictions. Notably, Marex expanded its global footprint through a series of strategic acquisitions, including: • Winterflood Securities – a leading UK equity market maker; • Agrinvest Commodities – a Brazilian agricultural commodities business; • Hamilton Court Group – a foreign exchange (FX) specialist; • Edgemere Terminals Limited – an LME-registered warehousing and logistics business, specializing in the storage of non- ferrous metals for the London Metal Exchange; • Darton Commodities – a UK-based cobalt trading firm; and • Aarna Capital - an Abu Dhabi based multi-asset brokerage firm. (b) The interests of the company’s employees The Group Board continued to champion employee engagement through its annual survey conducted in July. Participation, at 82%, matched prior years. The overall score in the 2025 survey was 7.9, an increase from 7.8 in 2024, and results emphasized management’s sense of a broadly satisfied workforce, consistent with low voluntary annual staff turnover. Additionally, the ‘net promoter’ score of 30 was particularly encouraging, with 45% of participants rating their engagement at nine or ten out of ten (up from 42% in 2024). Furthermore, management maintains regular engagement with employees through both formal and informal channels. This includes face-to face conversations between employees and line managers, as well as regular 'Town Halls’ led by the Chief Executive Officer, Chief Financial Officer, Group Head of HR, Chief Strategist and Regional Heads. In line with the Board’s commitment to ensuring that employee views inform decision‑making, feedback gathered through these engagement channels influenced several key operational decisions during the year. In particular, feedback received by employees regarding the facilities and working environment in the New York office was reviewed by management and subsequently considered by the Board. Recognizing the importance of a modern, collaborative workspace in supporting employee wellbeing and productivity, the Board recently approved a new office lease for New York that will deliver enhanced facilities and foster a more flexible and connected working environment. The Group also launched the Women’s Affinity Network following feedback from the employee engagement survey. The network is an initiative designed to empower women at Marex to thrive alongside their male colleagues. Moreover, the network aims to attract, retain, and inspire top talent from the widest possible pool, while fostering a collaborative environment for sharing experiences, engaging in learning and development, generating ideas, and building meaningful connections. Supported by the Group Board, management remains committed to building a strong organization with highly engaged and increasingly satisfied employees, while sustaining momentum following recent acquisitions. Further details on the Group Board’s approach to remuneration, leadership, and how these principles cascade throughout the business to support workforce engagement can be found in the Corporate Governance Report. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Section 172 – Companies Act 2006 statement 87

(c) The need to foster the company’s business relationships with suppliers, customers and others Suppliers The Group Board is key in supporting appropriate behaviors in how the Group conducts business and in promoting the maintenance of good business relationships. All suppliers are required to meet the Marex Supplier Code of Conduct and abide by both relevant national and international standards, including those set out by the International Labor Organization, the UK Bribery Act 2010 and the UK Equality Act 2010. The Group’s Modern Slavery and Human Trafficking Statement sets out the commitment of the Directors to corporate responsibility and to maintaining a culture within which ethical behavior is promoted, in addition to setting out the steps taken to minimize the risk of modern slavery existing in the Group’s business or supply chains. Further information on supplier management can be found in the Managing Our Risk section. Customers On a daily basis, the Group’s brokers and market makers engage directly with clients, while management strengthens relationships by regularly interacting with senior executives of clients, fostering even deeper connections. Regulators Relevant senior individuals across the Group maintain regular and constructive engagement with regulators in their respective regions. These interactions help ensure that the Board is kept informed of emerging regulatory developments, supervisory expectations, and any material matters arising from local oversight. Insights gained through this engagement support the Board’s decision‑making and help ensure the Group continues to operate responsibly, transparently, and in accordance with applicable regulatory standards. (d) The impact of the company’s operations on the community and the environment The Group Board acknowledges its responsibility to foster a positive impact on the community and the environment. The Directors continue to support the Group’s focus on ESG, which includes activities in biofuels, renewable energy certificates, emissions futures and options, and environmental consulting services; and the Group's renewables desk continues to evolve. The Directors remain committed to the Group’s carbon sequestration project with Oxford University spin-off OxCarbon and The Global Mangrove Trust; and the Group continues to be committed to ESG positive initiatives. Further details of the Group’s approach can be found in the Sustainability Report. In addition, supported by the Directors, the Group’s approach to taxation is one of transparency and disclosure, paying its fair share of tax, ensuring a cooperative approach to working with tax authorities, with no aggressive tax planning, and alignment with best market practices. The Group also collaborates with organizations that support the education of disadvantaged young people through Marex's partnership with award-winning education charity, Future Frontiers. Volunteers from Marex coach students to help them explore their interests, discover inspiring careers, and create plans for next steps. Furthermore, the Group has additional academic initiatives including working with school-aged young people, providing graduate internships and sponsoring post- doctoral research programs. The Group operates a charity matching program to encourage employees to support a wide range of charitable causes. For any activity undertaken in aid of a registered charity, Marex matches contributions up to $10,000 per employee or $30,000 per team event. In recent years, we have supported organizations including the Motor Neurone Disease Association, American Cancer Society, Cancer Research, Save the Children, Watts of Love, St Jude’s Children’s Research Hospital, Mulliganeers, and Save the Rhino. (e) The desirability of the company maintaining a reputation for high standards of business conduct The Directors understand the importance of promoting the Group’s cultural values, ensuring they are understood by all and are embedded into the fabric of the Group, its actions, how it conducts business, and how it supports appropriate behaviors. These are as follows: Be Collaborative: By working together across the organization, we foster teamwork, can better respond to challenges and successfully deliver for our clients. Act with Integrity: We pride ourselves on our honesty and high ethical standards. We apply these values when working with all our clients, colleagues and other stakeholders. Be Adaptable and Entrepreneurial: We embrace change as markets evolve to constantly increase our efficiency and create innovative solutions for our clients. We are interested in the world around us and inquisitive about understanding the challenges and opportunities our clients face. Be Respectful: How we treat each other, and our clients, says everything about who we are. We always act respectfully and treat people fairly in everything we do. Nurture Talent: We aim to grow our own talent and make Marex the place ambitious, hardworking and talented people choose to build their career. This means giving and taking stretch opportunities, taking risks, and committing to career development and support – for ourselves and our teams. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Section 172 – Companies Act 2006 statement continued 88

Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Section 172 – Companies Act 2006 statement continued (f) The need to act fairly as between members of the company The Group Board is committed to transparency in its decision- making and shareholder communications, actively engaging with the Company’s shareholder base through a range of forums. All shareholders are treated equally and provided with information in a consistent manner. Further information can be found in the Corporate Governance Report. The Directors, in preparing this Strategic Report, have complied with s.414C of the Companies Act 2006. I T Lowitt Director 20 March 2026 89

Corporate Governance Board of Directors 91 Corporate Governance 94 Board Activities Timeline 98 Audit and Compliance Committee 99 Risk Committee 101 Nomination and Corporate Governance Committee 103 Merger and Acquisitions Committee 104 Remuneration Committee 105 Directors' Remuneration Report 107 Annual Report on Remuneration 111 Group Directors' Report 127 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements 90

Marex Group plc – Annual Report 2025
01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Board of Directors

A diverse and experienced Board.

			
	Robert Pickering **Chair of the Group Board**	Sarah Ing **Senior Independent Non-Executive Director**	Konstantin Graf von Schweinitz **Independent Non-Executive Director**
Date of Appointment	13 September 2021	22 July 2021	7 September 2021
Nationality	British	British	German and British
Contribution to the Board and relevant experience	Robert Pickering has served on our Board since September 2021, becoming Senior Independent Director in March 2022 and then Chair of the board in October 2023. Mr. Pickering previously served on the Board of directors of Itau BBA, the investment banking arm of Itau Unibanco. From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. He also negotiated and led Cazenove's successful joint venture with JPMorgan in 2004. Since leaving Cazenove, Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering's extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.	Sarah Ing has served on our Board since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the Audit and Compliance Committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded and ran a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc, XPS Pensions Group plc and City of London Investment Group plc. Ms. Ing is a chartered accountant and holds a Bachelor of Science with Honours from Durham University.	Konstantin Graf von Schweinitz has served on our Board since September 2021 and as Chair of the Risk Committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group, including Head of Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of Union Bancaire Privée (UK) Limited and as a non-executive director at Egerton Capital. He holds Bachelor of Arts and Master of Arts degrees in History and Economics from the University of Oxford.
Committee Membership	Rm, N (Chair)	A (Chair), R, Rm, N	A, R (Chair), N

Key to Committees

Rm	Remuneration
N	Nomination and Corporate Governance
A	Audit
R	Risk
MA	Mergers and Acquisitions
■	Chair

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Linda Myers Independent Non-Executive Director John Pietrowicz Independent Non-Executive Director Date of Appointment 1 January 2024 24 April 2024 Nationality American American Contribution to the Board and relevant experience Linda Myers has served on our Board since January 2024 and was appointed Chair of our Remuneration Committee in March 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis LLP. During her tenure at Kirkland & Ellis, she served on the firm’s global management committee from 2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity- focused task forces and initiatives. Ms. Myers currently serves as Chair of the Board of Directors of the National Philanthropic Trust. She also serves on the boards of directors of Gibraltar Industries and LCI Industries, chairing the Nomination & Governance Committee of each. In addition, Ms. Myers is a director of Eurowag Solutions, where she chairs the Remuneration Committee and serves on the Audit & Risk Committee and the Nomination & Governance Committee. She holds a Bachelor of Arts in International Relations and Economics from the University of Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center. John Pietrowicz joined our Board in April 2024. Mr. Pietrowicz served as Chief Financial Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the CME Group in 2003, where he served on the management team from 2010. From 2012 to 2023, Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the Financial Accounting Standards Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial Officer for The Merchants’ Exchange, an electronic commodities exchange based in Chicago. Mr. Pietrowicz has also served as an independent director of Federal Home Loan Bank of Chicago since January 2025. Mr. Pietrowicz holds a Bachelor of Business Administration in Accounting from the University of Notre Dame and a Master of Business Administration in Finance from Loyola University Chicago. He is also a Certified Public Accountant. Committee Membership Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Board of Directors continued 92 Key to Committees Remuneration Nomination and Corporate Governance Audit Risk Mergers and Acquisitions Chair

Ian Lowitt Chief Executive Officer Rob Irvin Chief Financial Officer Date of Appointment 1 November 2012 26 May 2023 Nationality American and British British Contribution to the Board and relevant experience Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our Board since November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012, Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of Science in Electrical Engineering from the University of Witwatersrand in Johannesburg. Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our Board since May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honours in Economics and Social History from the University of York. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Board of Directors continued 93 Key to Committees Remuneration Nomination and Corporate Governance Audit Risk Mergers and Acquisitions Chair

In 2025, the Company continued to qualify as a Foreign Private Issuer ('FPI') as defined by the US Securities and Exchange Commission ('SEC') and is permitted to follow home country corporate governance practices, instead of those required by Nasdaq for domestic companies. For the year ended 31 December 2025, the Group relied on such exemptions with respect to the following requirements: • Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders. • Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established, or materially amended or other equity compensation arrangement is made or materially amended. • Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. • Nasdaq Rule 5605(d)(2), which requires that a listed company must have a remuneration committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to remuneration committee membership set forth in Nasdaq Rule 5605(d)(2). • Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors. Except as stated above, the Group complied with the corporate governance rules generally applicable to US domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Adhering to our home country governance practices, instead of following the regulations applicable to Nasdaq listed companies, might offer investors less protection than the Nasdaq listing requirements for domestic issuers. The Board remains confident that this framework is robust and underpins effective, responsible decision-making across the Group. Board Members' Meeting Attendance Group Board Robert Pickering òòòòòò Sarah Ing òòòòòò Konstantin Graf von Schweinitz òòòòòò Linda Myers òòòòòò John Pietrowicz òòòòòò Ian Lowitt òòòòòò Rob Irvin òòòòòò Key ò Attended meeting ö Apologies The above table does not include ad hoc Group Board meetings, of which seven were held during the year. Roger Nagioff resigned as a Director on 13 May 2025 and Henry Richards resigned as a Director on 25 April 2025. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Corporate Governance 94

The Board The Group Board is the ultimate governing body of the Marex Group and plays a pivotal role in ensuring effective governance is in place to establish a sound risk management culture and environment, along with promoting and embedding the Group’s cultural values. The role of the Group Board is stewardship of the Group with long-term sustainable success and creation of shareholder value as fundamental objectives. The Group Board is responsible for determining the strategic objectives and policies required to deliver such long-term value within a framework of rewards, incentives and prudent and effective controls, which enables risk to be assessed and managed. The Group Board is accountable for effective and prudent management, including the segregation of duties and the identification and management of conflicts of interest, to ensure that the influence of third parties does not compromise or override independent judgment. The Group Board is also responsible for investigating all major deficiencies in performance and major deviations from strategic and financial objectives and risk strategy, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives, and overseeing the conduct of management. The Group continues to transform in terms of scale and complexity, and in parallel with that growth, its culture continues to evolve. The Group defines culture as the spine which connects employees into a unified community, with a common set of values, practices and behaviors, which defines it and separates it from peers. Culture and conduct remain key priorities for the Group, and the numerous initiatives undertaken to embed its cultural values are validated by Internal Audit as part of every assignment it undertakes. The Group Board and executive management have continued their robust oversight of conduct and culture-related matters throughout the year, with regular presentations, discussion and challenge at meetings of the Group Board and Board sub-committees. The Group Board understands its role in setting ‘the tone from the top’ and ‘leading by example’ and cascades this throughout the business through ongoing dialog with the workforce and other stakeholders. Employee engagement surveys are undertaken annually and responses from the 2025 exercise were positive with an encouraging ‘net promoter’ score of 30 and 45% of participants rating their engagement at nine or ten out of ten (up from 42% in 2024). Participants again provided insightful comments and feedback to management, further demonstrating their engagement and enabling actions to be taken by senior management and enhancements to be introduced where appropriate. The Chief Executive Officer, Chief Financial Officer, Group Head of HR, Chief Strategist and Regional Heads also conduct regular ‘Town Halls’ disseminating information and updates and enabling employees to participate in direct ‘Q&A’ sessions with management. Board composition The Group Board is structured to bring a broad balance of skills, knowledge and experience to the Group. The Nomination and Corporate Governance Committee is actively progressing the search for additional independent non‑executive directors to further enhance board composition. The Group has a separate Chair and Chief Executive Officer, which maintains a balance of responsibilities, accountability and decision-making. The Non-Executive Directors combine broad experience with objective judgment and provide challenge to the executive. Each Director receives a comprehensive induction upon joining the Group Board and is expected to commit sufficient time to meet the expectations of their role. Each director also receives continued support and training (facilitated by the Chair and Company Secretary) to enable them to carry out their duties effectively. The Group Board currently comprises: 1 1 3 2 ¢ Independent Non-Executive Chair ¢ Senior Independent Non-Executive Director ¢ Independent Non-Executive Directors ¢ Executive Directors Group Board activity review The Group Board holds six scheduled meetings each year, of which the first meeting is an offsite strategy meeting, which in January 2026 was conducted over two days. Ad-hoc meetings are also held throughout the year as required for specific subjects of focus or urgent matters. The Risk Committee and the Audit and Compliance Committee both meet at least four times each year and ad hoc as required. The Remuneration Committee and the Nomination and Corporate Governance Committee both meet at least twice each year and ad hoc as required. The Group Board continues to seek to improve the diversity in its membership, which is symptomatic of the financial services industry as a whole, and the Group’s commitment to promoting diversity and inclusion will remain a key focus. The Group Board regularly assesses the independence of each of the Non- Executive Directors and has determined that Robert Pickering, Sarah Ing, Konstantin Graf von Schweinitz, Linda Myers and John Pietrowicz are independent. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Corporate Governance continued 95

None of the Non-Executive Directors, nor their immediate families, received additional remuneration from the Group. A full Register of Directors’ Interests is presented to the Group Board annually for approval and any interim changes are reviewed and approved at the next available Board meeting. At the commencement of each Group Board meeting, the Directors are also invited by the Chair to advise of any conflicts or potential conflicts in respect of items on that meeting’s agenda. Where the Group Board believes that a potential conflict of interest could affect, or could appear to affect, any Director’s judgment, appropriate procedures will be considered, including recusal of the Director from the relevant part of the meeting. To support the ongoing professional development of the Group Board members, during the year Directors received training covering areas such as conduct risk, whistleblowing arrangements, the Senior Managers and Certification Regime (SMCR), conflicts of interest, bribery prevention, anti‑money laundering, financial sanctions, market abuse, modern slavery, and Sarbanes‑Oxley compliance. Director responsibilities The Group’s governance arrangements, including the Corporate Governance Guidelines, Delegation of Authority and Matters Reserved, Code of Business Conduct and Ethics, and all Board Committee Terms of Reference, are assessed annually by the Company Secretary to ensure that these are robust and effective, and that lines of accountability and responsibility are clear. Any necessary enhancements are presented to the Nomination and Corporate Governance Committee for recommendation to the Group Board for approval as appropriate. The governance structure considers the specific requirements or guidelines issued by applicable regulators. As good practice, governance arrangements are applied at Group level and an FCA-approved modification of entity-level governance and risk management requirements is in place for UK regulated subsidiaries, given that such requirements are achieved robustly by the Group Board Committees. All participants in Board and Board Committee meetings are also careful to consider the capacity within which decisions are taken and are cognizant of the specific legal entity involved in the matter. The Company Secretary advises the Group Board on matters of corporate governance. All meetings of the Group Board and its Committees are attended by the Company Secretary or Deputy Company Secretary, ensuring that correct procedures are followed. All members of the Group Board, Subsidiary Boards and Board Committees have access to the services of the Company Secretary. The quality of management information presented to the Group Board continues to evolve and improve and the Directors fully utilize the digital board paper solution implemented by the Company Secretary. The Group Board meets every two calendar months or more frequently as determined by the Chair. Opportunity and risk Details on how the Group Board considers the long-term strategy and future opportunities for innovation is contained in the Section 172 Statement. The Group Board has delegated authority to the Risk Committee for oversight and management of key risks and maintaining the Group’s risk profile within the risk appetite set by the Group Board. The Risk Committee meets on a quarterly basis and ad hoc as required, focusing on the key risks faced by the Group, including market, credit and operational risk. The Risk Committee oversees and challenges day-to-day risk management and oversight arrangements of senior management; assesses the current risk exposures of the Group, drawing on appropriate qualitative and quantitative metrics; reviews the Group’s current risk exposures and advises the Group Board of any risk exposures of concern; and develops metrics to be used to monitor the Group’s risk management performance and periodically review the methodologies and tools used in assessing and monitoring the Group’s risk exposures. In 2025, the Risk Committee reviewed, and recommended to the appropriate subsidiary boards for approval, the Internal Capital Adequacy and Risk Assessment ('ICARA') which will be revised on an annual basis or following material changes. Amongst other mechanisms, the ICARA allows the Board to monitor the activities of the Group and its results against targeted financial resilience and liquidity. The Group Board reviews the forecasted financing requirements, financing capacity and options required to deliver the targeted financial resilience levels, allowing for Group strategy to be set. Remuneration The Remuneration Committee reviews and approves the annual remuneration and discretionary bonus awards for 'Material Risk Takers' and ensures that remuneration is designed to promote the long-term success of the Company, is transparent, and is aligned with behavior, conduct and the Group’s cultural values. In 2025, the Remuneration Committee also approved the Material Risk Taker population and the compensation structures in place to allow the Group to comply with the deferred variable pay requirements of the FCA Investment Firms Prudential Regime. The Remuneration Committee comprises Non-Executive Directors to ensure independence and appropriate consideration of shareholder interests. The Group prepares a Gender Pay Gap Report annually and in 2025, results continue to indicate the Group's alignment with the Financial Services sector as a whole. The Group’s mid- to long-term aim remains to increase female numbers, particularly in senior roles, as analysis continues to show that fewer women in senior positions, and not unequal pay, is the driver of the Group’s gender pay gap. There is no pay gap between genders for matched roles. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Corporate Governance continued 96

Stakeholder relationships and engagement During the course of the year, the Group engaged with a broad range of stakeholders, allowing more meaningful relationships to be built and the understanding of their expectations to be enhanced. These stakeholders include clients, employees, the environment, regulators, suppliers, shareholders and investors. Clients The Group’s clients are key to the Group’s success, which is why superior execution and superb client service is central to its business. The Group Board and management are continuously exploring innovative ways to enhance client offerings. The Group’s recent acquisitions have strengthened its scale and broadened both its product offering and geographic presence. These include: • Winterflood Securities – a leading UK equity market maker; • Agrinvest Commodities – a Brazilian agricultural commodities business; • Hamilton Court Group – a foreign exchange (FX) specialist; • Edgemere Terminals Limited – an LME-registered warehousing and logistics business specializing in the storage of non- ferrous metals for the London Metal Exchange; • Darton Commodities – a UK-based cobalt trading firm; and • Aarna Capital – an Abu Dhabi based multi-asset brokerage firm. The Group believes that its comprehensive range of high-quality services sets it apart from peers. On a daily basis, the Group’s brokers and market makers engage directly with clients, while management strengthens relationships by regularly interacting with senior executives of clients, fostering even deeper connections. Employees The Group invests in its employees and helps them develop their careers, believing them to be the basis of its competitive advantage. The Group looks to make its business a rewarding place that ambitious, hardworking and talented people choose to build their careers within. The Group is committed to offering equality of opportunity to all, regardless of gender. Management maintains regular engagement with employees through both formal and informal channels. This includes face-to-face conversations between employees and line managers, as well as regular ‘Town Halls’ led by the Chief Executive Officer, Chief Financial Officer, Group Head of HR, Chief Strategist and Regional Heads, as appropriate. In 2025, the Group continued its employee survey program, implementing improvements based on the feedback received. The Group Board Chair serves as the whistleblowers’ champion, and all employees complete mandatory refresher training on whistleblowing during the year. The environment The Group recognizes its role in promoting and supporting environmental sustainability initiatives and continues to sponsor a multi-year Research program at the Smith School of Enterprise and the Environment at the University of Oxford. In 2025, the Group Board continued its commitment to sustainability, and these perspectives are included in the Sustainability section of the Strategic Report. The Sustainability Committee meets at least four times per year, driving the development of positive ESG initiatives, and these initiatives are discussed at least twice per year by the Nomination and Corporate Governance Committee. The Group Board remains steadfast in its commitment to serving clients, communities and investors by upholding responsible business practices. Regulators The Group is subject to an extensive supervisory and regulatory framework across each of the countries in which it operates. Changes in this regulatory framework have the potential to significantly impact the Group's business, clients and costs, as well as on the financial and economic environment. Management therefore maintains a constant and open dialog with the Group's regulators around the world. The majority of interactions occur with the Financial Conduct Authority ('FCA'), with communication and coordination centralized through the Compliance function. However, regular discussions also take place between the FCA, executive management and Board Directors. Additionally, the Group maintains ongoing dialog with other key regulatory bodies, including the Commodity Futures Trading Commission, the Financial Industry Regulatory Authority, and the Securities and Exchange Commission in the United States; the Central Bank of Ireland; Hong Kong Securities and Futures Commission; Monetary Authority of Singapore; Australian Securities and Investments Commission; Dubai Financial Services Authority; the Financial Services Regulatory Authority in Abu Dhabi; the Banca D’Italia; and the Autorité des Marchés Financiers and Autorité de Contrôle Prudentiel et de Résolution in France. Suppliers The Group has long-term relationships with a broad range of suppliers around the world. Strong business relationships are essential for the Group, and for the key subsidiaries for which payment practices and performance reporting is required, the average time taken to make payments under qualifying contracts in 2025 was 20 days. The Group, as a leader in its field, takes great pride in being a good corporate citizen and always strives to set the highest standards of ethical conduct and corporate social responsibility. Shareholders and investors The Group website is regularly updated to provide shareholders, investors and other stakeholders with the latest news and developments, including copies of the latest financial statements of the Group and key subsidiaries. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Corporate Governance continued 97

Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements 2025 Board activities timeline 98 May • AGM • APAC Update • OTC Energy Business Update • Foreign Exchange Strategy • Acquisitions • Delegation of Authority Review • Internal Capital Adequacy and Risk Assessment • Standing items: CEO Report, CFO Report, Board Committee Reports July • HR Update • Prime Services Business Update • Acquisitions • Consumer Duty • US Structured Products • Standing items: CEO Report, CFO Report, Board Committee Reports December • Budget, Three-Year Plan and Capital Plan • Business Head Updates • Acquisitions • Cyber Security Update & Cyber Attack Protocols • Standing items: CEO Report, CFO Report, Board Committee Reports September • Solutions Business Update • Investor Relations Update • Takeover and Activist Defense Strategy • Corporate Structure • Standing items: CEO Report, CFO Report, Board Committee Reports April • Board Effectiveness Review Update • Corporate Structure • Regulatory Update • Director Conflicts of Interest Review • New York Real Estate Update • Standing items: CEO Report, CFO Report, Board Committee Reports March (Ad-hoc) • Annual Report and Financial Statements • AGM Preparation • Independence and Qualifications of Directors • Mergers and Acquisitions Committee establishment • Sustainability Report January • Five-Year Vision • Clearing Opportunities • Environmental Business Update • Digital Assets Strategy • Technology Strategy • Board Effectiveness • Corporate Structure • Acquisitions • Cross Selling • Standing items: CEO Report, CFO Report, Board Committee Reports

Members' Meeting Attendance Sarah Ing (Chair) òòòòòò John Pietrowicz òòòòòò Linda Myers òòòòòò Konstantin Graf von Schweinitz òòòòòò Other attendees are agreed with the Chair and include appropriate individuals in roles that are relevant to the scope of the Committee. These generally include the: • CEO • CFO • CRO • Group Head of Compliance • Group Head of Internal Audit Key ò Attended meeting ö Apologies The role of the Audit and Compliance Committee is to assist the Board in overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, ensuring the independence and effectiveness of the internal and external audit functions, the integrity of the financial and narrative statements, the effectiveness of internal financial controls, and regulatory compliance. The Audit and Compliance Committee consists exclusively of members of the Group Board who are financially literate, and Sarah Ing is considered an 'audit committee financial expert' as defined by the SEC. The Group Board has determined that Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz each satisfies the heightened 'independence' requirements set forth under the Nasdaq rules and in Rule 10A-3 under the Exchange Act. The Audit and Compliance Committee is governed by terms of reference that comply with Nasdaq listing rules. The responsibilities of the Audit and Compliance Committee include the following: • Monitoring the integrity of our financial statements and related disclosures; • Reviewing and discussing with management and our external auditor the adequacy of the Company’s internal financial controls; • The appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services; • Evaluating our external auditor’s objectivity and independence; • Pre-approving the audit services and non-audit services to be provided by our external auditor before the auditor is engaged to render such services; • Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; • Establishing procedures for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; • Approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related party transaction policy; and • Reviewing our Code of Business Conduct and Ethics. Focus for 2026 Key priorities for 2026 include: • Maintain robust oversight of the Group’s SOX compliance framework, receiving regular updates on implementation progress, control testing outcomes and activities to ensure ongoing adherence to regulatory and internal control requirements. • Monitor ongoing effectiveness of the FCA Consumer Duty requirements. • Continued oversight of internal audit. • Continued monitoring and review of the operation of financial crime systems and controls, onboarding processes and procedures, and continued enhancements to the financial crime control framework. • Continued oversight and monitoring of client money controls and Client Assets Sourcebook compliance. • Review and monitor enhancements to the Conduct Risk Framework. • Receive regular updates on the Group’s global surveillance program to monitor its effectiveness, coverage, and alignment with emerging risks. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Audit and Compliance Committee 99

Activities during the year Activities of the Audit and Compliance Committee during 2025 included: Financial reporting and disclosures Overseeing the integrity of the Group's financial statements including reviewing annual and interim financial statements, significant accounting judgments and estimates and narrative disclosures included in statutory and regulatory filings. Compliance and regulatory Reviewing key regulatory and exchange interactions, initiatives, and compliance assurance reports, along with the Group's annual whistleblowing report. Sarbanes Oxley ('SOX') program Maintained oversight of the Group's SOX program receiving regular updates on the program's progress, control testing outcomes and activities. FCA Consumer Duty Overseeing the effectiveness of FCA Consumer Duty requirements, reviewing metrics and key performance indicators, and reviewing and recommending to the Board for approval the annual Consumer Duty Board Report. Client assets (‘CASS’) Exercised oversight of client asset arrangements through receipt and consideration of regular CASS reports. Financial crime Reviewing the Money Laundering Reporting Officer’s Annual Report; approving the financial crime Risk Appetite Statement; and reviewing the financial crime assurance plan. Internal audit Monitoring progress against plan; reviewing reports and monitoring actions taken as a result of recommendations; approving the Internal Audit charter; reviewing the strategic plan; and monitoring adequacy of resourcing. External audit Overseeing the external audit process, including reviewing audit findings and management responses; reviewing and recommending the 2024 Annual Report to the Board for approval; reviewing the external auditor’s 2024 management letter and management’s response to observations; reviewing the 2025 year end audit plan including risk assessment, significant risks, approach to materiality and acquisitions; and approving audit fees. Tax Maintained governance oversight of the Group's tax strategy through its annual approval of the Group Tax Policy. Other matters Monitoring the acquisition integration process; approving the Group’s operational resilience self- assessment; overseeing the Group's Surveillance activities and onboarding process; and approving the Interim Financial Statements and Quarterly Earnings Results. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Audit and Compliance Committee continued 100

Members' Meeting Attendance Konstantin Graf von Schweinitz (Chair) òòòòò Sarah Ing òòòòò Other Attendees are agreed with the Chair and include appropriate individuals in roles that are relevant to the scope of the Committee. These generally include the: • CEO • CFO • CRO • Global Head of Risk • Group Head of Internal Audit • UK & EMEA Head of Risk Key ò Attended meeting ö Apologies The role of the Risk Committee is to oversee and provide advice to the Board on the Group's current risk exposures and future risk strategies, including the strategy for capital and liquidity management, the embedding and maintenance throughout the Group of a supportive culture in relation to the management of risk, and the establishment of prescriptive rules and procedures in relation to risk. The Risk Committee plays a vital role in ensuring effective risk management by evaluating current and emerging risks such as credit, market, operational, liquidity, regulatory and information technology risks. It periodically reviews policies, procedures, and metrics for risk monitoring and control, advises the Board on risk appetite and strategy, oversees stress testing, and promotes a risk-aware culture throughout the organization. The responsibilities of the Risk Committee include: • Overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management; • Assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk and regulatory capital, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; • Advising the Board on risk appetite, tolerance, and risk strategy; • Foster a risk-aware culture, ensuring incentives align with considerations, and provide advice on risk weightings for senior management incentives; and • Develop risk metrics to monitor risk management performance and ensure risk procedures and controls are established and followed throughout the Group. Focus for 2026 Key priorities for 2026 include: • Ensure robust global risk coverage as the Group scales through organic growth and acquisitions. • Ongoing monitoring of the effective integration of acquisitions and the uplift of acquired entities to the Group’s risk appetite, governance and control frameworks. • Continued focus on strengthening operational risk management and enhancing operational resilience. • Monitor geopolitical developments and their associated risks to the Group. • Oversight of emerging and non‑traditional risk areas, including digital assets. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Risk Committee 101

Activities during the year Activities of the Risk Committee during 2025 included: Operational risk Reviewing developments in the Group’s operational risk framework, including enhancements to governance, risk and control self‑assessments, financial crime controls, surveillance arrangements and post‑acquisition integration activity. The Committee also considered the alignment of operational risk frameworks with SOX controls and evolving regulatory expectations. Market, credit and liquidity risk Receiving regular updates from management on market, credit and liquidity risks, including during periods of heightened volatility across commodities, metals, energy and digital asset markets. These updates included reviews of margining practices, stress testing outcomes and client exposures, and the effectiveness of risk controls during volatile market conditions. Capital and liquidity Providing oversight of the Group’s capital and liquidity position, including detailed consideration of the Internal Capital Adequacy and Risk Assessment ('ICARA'), with further updates during the year reflecting business growth and acquisition activity. The Committee also monitored liquidity trends, funding structures and treasury activity, and requested enhanced forward‑looking liquidity forecasts and scenario analysis to support ongoing oversight. Business change and strategic initiatives Reviewing strategic initiatives and new business activities including decisions made by the Business Change Approval Committee, Structured Product Governance Committee, and Executive Risk and Credit Committee. The Committee undertook detailed reviews of digital assets activities and supporting infrastructure, and considered the establishment of appropriate governance arrangements to facilitate enhanced reporting and oversight of associated risks. Other matters Reviewing and monitoring the Group’s risk appetite, country risk, clearing risk, credit portfolios and market risk, together with emerging risks arising from business growth, acquisitions and changing market conditions. The Committee also considered technology‑related risks in the context of operational resilience and new business activities. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Risk Committee continued 102

Members' Meeting Attendance Robert Pickering (Chair) òòò Sarah Ing òòò Konstantin Graf von Schweinitz òòò Other Attendees are agreed with the Chair and include appropriate individuals in roles that are relevant to the scope of the Committee. These generally include the: • CEO • Group Head of HR Key ò Attended meeting ö Apologies The Nomination and Corporate Governance Committee plays a pivotal role in ensuring that the appointment of new directors follows a formal, rigorous, and transparent process. This Committee is tasked with leading the Board appointment process, making recommendations to the Board, and developing succession plans for both the Board and senior management positions. Additionally, it oversees the development of a diverse succession pipeline, commissions regular evaluations of the Board and its committees, and oversees development and implementation of appropriate corporate governance arrangements for the Company. The Committee also oversees the Company's sustainability, environmental, social, and governance initiatives. Comprising Non-Executive Directors of the Company, the Nomination and Corporate Governance Committee is dedicated to maintaining the highest standards of corporate governance. Their efforts ensure the Company has effective leadership and a clear strategy for future growth, while also promoting diversity and sustainability within the organization. The responsibilities of the Nomination and Corporate Governance Committee include: • Identifying and recommending director candidates to the Board for approval; • Reviewing our succession plans; • Reviewing and evaluating the structure of our Board; • Recommending nominees for selection to our Board’s committees; • Developing and implementing appropriate corporate governance arrangements; and • Overseeing sustainability and ESG matters, including diversity, equity and inclusion. Activities during the year Activities of the Nomination and Corporate Governance Committee during 2025 included: Non-Executive Director Recruitment Progressing the search for additional independent non‑executive directors, assessing candidate suitability against the skills and experience required for the Group Board, and ensuring compliance with Nasdaq FPI requirements. Talent and succession planning Considering succession and talent planning for senior executives and analyzing the pipeline of talent, high potential employees and future possible successors to key management roles; and reviewing areas for further enhancement to management feedback tools, psychometric testing and the appraisal processes. Sustainability Reviewing progress against the Group's sustainability strategy, focusing on the Group's current and future disclosure obligations, DE&I, expanding environmental products to support decarbonization, efforts to increase female representation in the workplace and gender pay gap. Governance • Proposing the establishment and composition of the Mergers and Acquisitions Committee; • Reviewing outcomes of the gap analyses conducted across all Board Committee terms of reference to confirm that all mandated duties had been fully met or exceeded during 2025. Focus for 2026 Key priorities for 2026 include: • Progress and finalize the recruitment of additional independent non‑executive directors. • Further development of succession planning for senior management across the Group. • Ensuring continuation of actions to improve diversity and inclusion across the Group, particularly at more senior levels. • Continue to evaluate the skills, experience and knowledge of the Board. • Continue to review and provide oversight with respect to ESG matters, including the Company's impact on the environment and the environment's impact on the Company. • Continue to review the appropriateness of the corporate governance arrangements for the Company. • Facilitating the Board Effectiveness Review, which will be undertaken in March 2026 and be led by the Senior Independent Director. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Nomination and Corporate Governance Committee 103

Members' Meeting Attendance John Pietrowicz (Chair) òòòòòòò Linda Myers òòòòòòò Other Attendees are agreed with the Chair and include appropriate individuals in roles that are relevant to the scope of the Committee. These generally include the: • CEO • Chief Strategist & CEO of Capital Markets • Head of M&A and Strategy • Group Head of Legal Key ò Attended meeting ö Apologies The Mergers and Acquisitions Committee was established in March 2025 to reflect the need for specialized oversight of strategic transactions and streamlined decision-making on mergers and acquisitions. The role of the Committee is to review and assess potential mergers, acquisitions, disposals and similar transactions and if appropriate, recommend these to the Group Board for final approval. The Committee, composed of the Company’s Non- Executive Directors, provides focused oversight of transactional activity. Its role is to ensure that potential mergers, acquisitions and disposals are assessed with dedicated time and specialist expertise, enabling informed and objective decision-making. The Committee evaluates opportunities for growth and rationalization to confirm strategic alignment with the Group’s objectives, oversees negotiations to secure optimal outcomes, and reviews the adequacy of due diligence, risk assessment, regulatory compliance and legal processes undertaken for each transaction. Through this approach, the Committee strengthens governance and supports the delivery of transactions that create sustainable value for stakeholders. The responsibilities of the Mergers and Acquisitions Committee include: • Reviewing the strategic alignment of all proposals and any associated significant business issues and risks; • Overseeing appropriate due diligence; • Considering regulatory, legal and any employee- related issues; • Guiding negotiations to achieve the most advantageous outcomes for the Group; and • Recommending proposals to the Group Board for approval. Activities during the year Activities of the Mergers and Acquisitions Committee during 2025 included: Acquisition proposals • Considering and evaluating potential acquisition opportunities. • Reviewing progress of ongoing transactions and monitoring the pipeline of prospective acquisitions. Post transaction evaluation • Conducting assessments of completed transactions to ensure strategic objectives were met and identify any lessons learned. Focus for 2026 Key priorities for 2026 include: • Continue to evaluate transaction proposals and provide independent scrutiny and judgment. • Continue to review the appropriateness of due diligence procedures undertaken during transactions. • Focus on post transaction evaluation. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Mergers and Acquisitions Committee 104

Members' Meeting Attendance Linda Myers (Chair) òòòòòò Sarah Ing òòòòòò Robert Pickering òòòòòò Other Attendees are agreed with the Chair and include appropriate individuals in roles that are relevant to the scope of the Committee. These generally include the: • CEO • Group Head of HR • Global Head of Reward (except where there is a conflict of interest) Key ò Attended meeting ö Apologies The role of the Remuneration Committee is to determine the remuneration policy and practices of the Company for Executive Directors and design and determine remuneration for the Chair of the Board, Executive Directors and senior management and other 'material risk takers', having regard to statutory and regulatory requirements. The responsibilities of the Remuneration Committee include: • Determining the policy for remuneration of our employees; • Determining the total individual remuneration package of our Executive Directors, the Chair of the Board and material risk takers for each year; • Approving the strategic, risk and financial measures with respect to the compensation of the Chief Executive Officer and Chief Financial Officer; • Overseeing the evaluation of our executive officers other than the Chief Executive Officer and Chief Financial Officer and, after considering such evaluation, to review and set, or make recommendations to the Board regarding the remuneration of such executive officers; • Reviewing, approving and recommending to the Board for approval as necessary, all aspects of employee incentive plans; and • Administering and overseeing compliance with the Remuneration Policy. Focus for 2026 Key priorities for 2026 include: • Review and approve the Material Risk Takers framework and designated roles for 2026, together with associated compensation proposals. • Consider Executive Director performance and approve appropriate compensation for 2025. • Set appropriate Executive Director performance measures for 2026. • Approve new deferred share award grants and approve vesting of existing grants as appropriate. • Review the Group's Remuneration Policy. • Continue to assess culture and conduct from a remuneration perspective. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Remuneration Committee 105

Activities during the year Activities of the Remuneration Committee during 2025 included: Annual compensation approvals Assessing the reasonableness of base salary, variable and total compensation proposals for senior management and other relevant staff against the current market environment; and reviewing bonus ranges and associated control metrics, including a gender assessment. Executive Director 2024 remuneration approval Reviewing 2024 performance of the Executive Directors, including evolution of their roles, consideration of performance scorecards, and ultimately approving remuneration proposals. Executive Director 2025 performance measurement Considering and formulating incentive metrics to measure the 2025 performance of Executive Directors, including detailed strategic measures that incorporate risk and culture considerations alongside financial metrics. Deferred compensation Approving vesting of the third tranche of the 2021 Deferred Bonus Plan, the second tranche of the 2022 Deferred Bonus Plan and the first tranche of the 2023 Deferred Bonus Plan; approving the 2024 Deferred Bonus Plan grant; reviewing and approving the Non-Executive Director equity grant; determining the performance measures and grant under the 2024 Annual LTIP; approving the vesting of the Non- Executive Director equity awards in November 2025; and assessing and approving the vesting under the 2022 Retention Long Term Incentive Plan. Legacy Awards Approving the vesting of the Pre IPO Retention LTIP and Conditional Award. Global Omnibus Plan Reviewing and approving the application of the Evergreen increase to the Reserve (the number of shares available for issuance under the Global Omnibus Plan), and that for these purposes the full 5% Evergreen increase should be applied for 2026. Gender Pay Gap Reviewing and approving the gender pay gap report for Marex Financial including measures to progress the Group's diversity, equity and inclusion initiatives. Material Risk Takers Reviewing and approving Material Risk Takers' designated roles for 2025. Other matters Reviewing and approving the Group’s Remuneration Policy including appropriate malus and clawback provisions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Remuneration Committee continued 106

This report has been prepared in accordance with the provisions of the UK Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended from time to time). Annual Statement by the Chair of the Remuneration Committee Dear shareholder, On behalf of the Remuneration Committee (the 'Committee'), I am pleased to present the Remuneration Report for the year ended 31 December 2025. This Remuneration Report is the Company’s second report since its listing on the Nasdaq stock exchange on 25 April 2024. Our Directors' Remuneration Policy for Executive and Non- Executive Directors was presented at the 2025 Annual General Meeting with 92.41% of our shareholders voting in favor. The full Directors' Remuneration Policy can be found in the 2024 Annual Report (on pages 111 to 119) and a summary can be found on pages 109 to 110 of this Annual Report. Introduction: 2025 has seen the continuation of the rapid evolution of the Company through organic and inorganic growth. Following the listing on Nasdaq in April 2024, there have been challenges to face and some strong headwinds in terms of geopolitical unrest which have been managed effectively by our strong executive team and the wider workforce. During 2025, the Executive Directors focused on delivering against financial as well as strategic performance measures. When considering the bonus outcomes for the Executive Directors and the Group as a whole, the Committee has taken into account the financial performance of the Group and the broader shareholder experience during the year. Share price performance saw significant movement throughout 2025 with the share price at the end of the year approximately 17.96% up on January’s opening. Together with the management of the various equity plans, the Committee has prioritized assessing the Group’s Remuneration Policy and developing a formal delegation of authority to the CEO in relation to day-to-day remuneration decisions, with appropriate reporting and accountability. The Committee retains responsibility for all compensation decisions for Material Risk Takers. We will continue to assess all incentive arrangements and will consider any future management requests to provide incentives to drive and reward excellent performance for the Company and its shareholders. It is important for the newly acquired employees to have a financial stake in the Company so that their reward is clearly aligned to delivering excellent results for our shareholders. The Committee has supported the management request to widen the participation in the Company’s Deferred Bonus plan to include all Managing Directors where contractually able. This modification means we will have over 100 participants in the 2025 Deferred Bonus plan, up 78% on the number of participants in 2024. I fully support management’s aspiration to increase the number of employee shareholders to continue to align the interests of employees to shareholders. At the 4 December 2025 meeting of the Committee, we assessed the expected share usage required for 2026, 2027 and 2028 in light of the increasing share plan participation. As a means of facilitating the Committee's ability to support incentive arrangements, the Committee made the decision to apply the full 5% Evergreen increase allowable under the Global Omnibus Plan, raising the Reserve available for issuance to 10.5m shares from January 2026. The Committee believes that this decision will provide needed flexibility in the Company's approach to future share award settlement, including the continued usage of the employee benefit trust. Executive Director remuneration – Outcome for 2025 The annual bonus for 2025 for our two Executive Directors was assessed against two financial measures: Adjusted Profit Before Tax ('PBT') and Earnings Per Share (37.5% weighting for each in bonus calculation) and Executive Director performance against certain important strategic objectives (25% weighting in bonus calculation). For 2025, the target PBT was set by reference to the budget forecast reviewed and approved by the Board in December 2024. As more fully described on page 37 Marex achieved Adjusted PBT of $418.1m, exceeding the maximum performance anticipated at the start of the year by $38.6m and Adjusted Diluted EPS of $3.99, exceeding the maximum performance anticipated at the start of the year by $0.24. This performance accomplishment results in full vesting of this component of the annual bonus. The Committee also reviewed each Executive Director’s performance against a range of strategic objectives, which had a weighting of 25% of the maximum bonus available. The bonus outcomes for the attainment of these key strategic achievements was 22% of the maximum 25% for each of the Executive Directors. Further detail on these objectives is provided on page 113. The overall bonus outcomes for the Executive Directors for 2025 was 97% of the maximum bonus potential for the CEO and 97% of the maximum bonus potential for the CFO. This result is consistent with the exceptional performance in revenue and profitability, the positive share price performance over the year as well as the continued focus on delivering the strategic plan and enhancing value for our shareholders. In light of the Group's overall strong performance across 2025 as well as the shareholder context set out above, the Committee was comfortable that the formulaic outcome for the annual bonus was fair and appropriate. As a result, no adjustments were made and no discretion was exercised in relation to the outcome of the bonus. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Directors’ Remuneration Report for the year ended 31 December 2025 107

In addition to the annual bonus, the Committee also rewarded the Executive Directors with a Long Term Incentive Plan award (the 'LTIP') under the Global Omnibus Plan. As more fully described at page 116, the LTIP will vest in three years based on the assessment of performance against targets and is subject to a post vesting two year sale restriction on net shares. 60% of annual variable compensation is awarded to the Executive Directors in equity, clearly aligning the interests of the Executive Directors with those of our shareholders. The Committee also approved the vesting of the Legacy RLTIP and the Legacy Conditional Share Award for the CEO including dividend equivalents. These awards relate to legacy remuneration arrangements established prior to the company’s listing. As such, the vesting levels and associated costs reflect commitments made under a previous structure rather than the current executive pay policy. Oversight for Employee Remuneration In accordance with the Company's overarching Remuneration Policy, the Committee has oversight for reward for the wider employee group. The Committee continues to oversee the assessment of the Material Risk Takers ('MRTs') in accordance with requirements under the Investment Firms Prudential Regime ('IFPR'), reviews the annual bonus and salary pool and its allocation across Control and Support employees and approves the bonuses awarded to and all salary changes for all MRTs. The Committee has an unwavering commitment to ensuring all employees and their managers are held accountable against conduct and behavior standards that reflect the Company's core values: be collaborative, act with integrity, be adaptable and entrepreneurial, be respectful and nurture talent. Directors' Remuneration Policy The Committee is satisfied that the policy presented to shareholders in the 2024 Annual Report remains appropriate for 2026 and therefore no changes are being proposed at this time. The base salary level for the CEO will remain unchanged. Having consulted with our remuneration advisors, the Committee felt it is appropriate to make a modest increase to the CFO’s base salary of 5.7% to ensure we continue to provide a competitive fixed salary for this role commensurate with his performance since appointment. Other matters: In April and May 2025 respectively, two of our Non-Executive Directors, Henry Richards and Roger Nagioff, resigned from their roles at the Company. Henry and Roger have received all contractual payments in accordance with their service agreements. Further details are set out on page 117. What to expect in 2026 As we look across 2026, the Committee will continue to be focused on ensuring that all employees are rewarded fairly for their contribution to the future success of Marex. This priority is especially important as we continue to grow through acquisitions. These initiatives include rolling out an HMRC tax- advantaged Sharesave Scheme in the UK and a qualifying Employee Share Purchase Plan in the US (the launch being delayed while the acquisitions are completed). Our goal is to provide access for employees in our main operational locations to invest in our Company and share in the success of Marex. The Committee will be working with the Executive Directors on other initiatives to foster a collegiate and supportive environment for all our employees. The successful launch of the Women’s Affinity Network ('WAN') in the UK in 2025 will be followed by the expansion of WAN in other major locations. As Marex continues to evolve and bring new businesses into our Group we will also continue to assist the Company to drive initiatives to attract and retain the best talent, as well as support employees in developing their careers and contributing to the success of our Company. Conclusion We hope you will support our Directors’ Remuneration Report for 2025 at our Annual General Meeting. We continue to strongly believe that the Directors' Remuneration Policy closely aligns the interests of our Directors with our shareholders and will continue to deliver appropriate reward for exceptional results. We do monitor shareholder views on executive remuneration and would welcome any feedback on remuneration at Marex. On behalf of the Committee, we are grateful for your support for this Directors' Remuneration Report for 2025 and wish you all the best for 2026. Linda Myers Chair of the Remuneration Committee 20 March 2026 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Directors’ Remuneration Report for the year ended 31 December 2025 continued 108

Summary of the Directors' Remuneration Policy The current Remuneration Policy applies with effect from 28 May 2025, being the date on which shareholders were asked to approve the policy at the 2025 AGM. The full 2025 Remuneration Policy is set out in the 2024 Annual Report (pages 111-122) which is available on the Company's website at www.marex.com/. Executive Directors' Remuneration Policy Table – Summary Base salary Base salaries reflect the individual’s role, position, experience and contribution to the Group. They are typically reviewed annually, by reference to comparator groups consisting of peers in the global financial services sector and wider industry. The Committee has discretion in relation to base salaries for new hires. There is no prescribed maximum and annual increases are normally made with reference to wider business performance, economic indicators, and increases made to the wider workforce. Pension A market-competitive retirement provision is provided in the form of a defined contribution (DC) pension. Executive Directors are entitled to an employer pension contribution of 6% of base salary up to a base of £123,600. Any changes to pension provision will be aligned with those available to all other qualifying employees. Benefits The market competitive benefits provided currently include medical, life insurance and income protection. There is no defined maximum but benefits are set at what the Committee considers to be reasonable, taking into account wider Company policy, market practice and individual circumstances. Annual Bonus Annual bonuses motivate employees and incentivize delivery of annual performance targets. They may be paid partly in cash and partly in deferred equity pursuant to the Company's Deferred Bonus program (DBP) under the Global Omnibus Plan. The Committee will have regard to relevant regulatory requirements when determining the form and length of any deferral arrangements. Performance targets are normally set at the beginning of the performance period and are assessed at the end of the financial period. Performance measures may include both business and individual performance and may include a combination of financial and non-financial measures (with the majority being linked to financial performance). Malus and clawback provisions apply. The maximum ordinary course annual bonus that may be awarded will be 600% of salary. Equity incentives Allows for grants of equity incentive awards under the Global Omnibus Plan to motivate and incentivize delivery of sustained, long-term performance and to align participants’ interests to that of shareholders. Equity awards are typically made in the form of performance shares under the Long-term Incentive Plan (LTIP) linked to Group performance over a three-year performance period. The Committee selects performance measures that support the Company’s long-term strategic priorities, provide a direct link with shareholder value and ensure a clear line of sight for participants between performance and reward. Malus and clawback provisions apply. The maximum ordinary course annual long-term incentive award that may be awarded for each year is up to 200% of base salary with the actual level of awarded determined each year. For exceptional performance, the number of shares receivable will increase by 15% (i.e. up to 230% of salary if a 200% of base salary grant is made). Element Operation Maximum opportunity Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Directors’ Remuneration Report for the year ended 31 December 2025 continued 109

Malus and Clawback Annual bonus and DBP awards The Committee may reduce bonus payments if it determines that the outturn does not accurately reflect the broader financial situation of the Company. Malus and clawback will apply for five years from payment / the grant of a DBP award, for: • financial misstatement or calculation error; • misconduct, misbehavior or material error; • failure of risk management; • material downturn in financial performance, contribution to circumstances giving rise to significant losses, failures of fitness and propriety; and • reputational damage, corporate failure. Bonuses and DBP awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the Securities and Exchange Commission (SEC) and Nasdaq rules in the event of certain financial misstatements. Equity incentives including LTIP awards Malus and clawback provisions may vary depending on the terms of individual awards but the Global Omnibus Plan allows for malus or clawback to be applied in the following circumstances for five years from the grant of an equity incentive award: • financial misstatement or calculation error; • misconduct, misbehavior or material error; • contribution to circumstances that give rise to significant losses to the Company; • breach of codes of conduct or failure to meet standards of fitness and conduct; • significant impact on the reputation of the Company; and • serious financial downturn, corporate failure or a failure of risk management. Equity incentive awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the SEC and Nasdaq rules in the event of certain financial misstatements. Non-Executive Directors' Remuneration table – Summary Element Operation Maximum opportunity Fees Fees will typically consist of a basic fee plus incremental fees for additional roles/responsibilities in order to attract and retain high-caliber Non- Executive Directors (NEDs). A portion is received in cash and a portion in the form of an award of additional shares (see Equity Awards section). No prescribed maximum and fee levels are reviewed annually, taking into account factors such as wider economic conditions, the time commitment of the role, and market levels in comparable companies. Benefits NEDs may receive travel, accommodation and other business-related expenses incurred in carrying out their duties, officers' liability insurance and other reasonable expenses at the discretion of the Committee. No formal maximum. Equity Awards NEDs are eligible to receive an annual fixed award over ordinary shares in the Company pursuant to the Non-employee Sub-Plan of the Global Omnibus Plan which accrue on a daily basis over a 12 month period and are not subject to any performance conditions or post vesting sale restrictions. No formal maximum. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Directors’ Remuneration Report for the year ended 31 December 2025 continued 110

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Annual Report on Remuneration

Executive Directors

Single total figure of remuneration for each Executive Director (Audited)

The amount earned by each of the Executive Directors for the year ended 31 December 2025 is set out in the table below:

		Ian Lowitt		Rob Irvin	
		2025[1] $'000	2024[2] $'000	**2025[1] $'000**	2024[2] $'000
Fixed Pay	Salary	**1,317**	1,280	**658**	608
	Benefits	**25**	19	**2**	2
	Pension	**–**	–	**10**	9
	Total fixed remuneration (A)	**1,342**	1,299	**670**	619
Variable Pay[3]	Annual bonus - cash	**3,593**	3,025	**968**	673
	Annual bonus - deferred shares	**4,072**	2,618	**629**	338
	LTIP	**–**	–	**–**	–
Sub-total - ordinary course variable pay (B)		**7,665**	5,643	**1,597**	1,011
Sub-total - single total figure, excluding legacy arrangements (A+B)[3]		**9,007**	6,942	**2,267**	1,630
	RLTIP - Legacy Award granted in December 2021[4]	**8,261**	–	**-**	–
Sub-total -legacy variable pay (C)		**8,261**	-	**-**	—
	Total Variable remuneration, including legacy arrangements (B+C)	**15,926**	5,643	**–**	1,011
Single total figure, including legacy arrangements (A+B+C)		**17,268**	6,942	**2,267**	1,630

1. Executive Directors are paid in GBP, table reflects 2025 GBP to USD @1.31696.
2. Executive Directors are paid in GBP, table reflects 2024 GBP to USD @ 1.27955.
3. For the CEO,the single total figure excluding legacy arrangements is $9,007,000
4. The CEO received vesting of Legacy RLTIP during 2025, including dividend equivalents. The value reported above reflects 245,811 shares at the share price on at close on 10 March 2025 of $31.77 plus the cash payment of $452,000 by way of dividend equivalents on these shares.This award relates to a legacy remuneration arrangement established prior to the company's listing with an original grant date of 21 December 2021. As such, the vesting levels and associated costs reflect commitments made under a previous structure rather than the current executive pay policy, see Statement of Directors' shareholding and interests below for details.

The CEO also received a distribution of 142,709 shares in relation to a legacy Nil Cost Warrant during the year. The distributed shares had a per share value of $46.46 and were settled on 16 May 2025. This is a historic award, granted pre-IPO, and was not a performance-based award. Further details are set out on pages 115 and 119.

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Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Annual Report on Remuneration continued

Details of amounts included in the single total figure for the year ended 31 December 2025 (Audited)

Benefits

The following benefits were available to the Executive Directors during the year ended 31 December 2025:

Private medical, life insurance, pension and income protection. The taxable value of all benefits provided is included in the table above. The CFO participated in the Company pension plan. Company contributions into the plan are included in the table above.

Annual Bonus in respect of 2025

In 2025, the CEO and CFO were eligible for a bonus up to 600% and 250% of salary respectively.

The annual bonus was assessed by taking into account various performance measures, weighted as to 75% on financial performance and as to 25% on strategic performance (including risk).

Assessment of performance against financial measure

Financial measure	Weighting	Threshold (25% of max)	Target (50% of max)	Maximum (100% of max)	2025 outcome	% achieved	Bonus outcome after weighting (% of max)
Adjusted Profit Before Tax	37.5%	$310.5m	$345.0m	$379.5m	$418.1m	100	100
Adjusted Earnings Per Share[1]	37.5%	$3.07	$3.41	$3.75	$3.99	100	100

1. The Adjusted Earnings Per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the year.

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Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Annual Report on Remuneration continued

Assessment of performance against strategic measures

Ian Lowitt

Target	Weighting[1] (% of bonus)	Assessment
Lead the execution of our growth plan for 2025 to 2027 and beyond, including overseeing the evaluation, execution and integration of acquisitions. Continue to promote and incentivize cross selling efforts across the firm to maximize value from clients.	7%	Continued to drive the business forward, delivering growth across all relevant metrics. Successful acquisitions completed including Aarna, Hamilton Court, Darton, Agrinvest and Winterflood. Appointed a new lead for cross-selling initiative. Achieved a 40% revenue growth in multi-segment clients which is attributable to active cross-sell.
Ensure Marex operates within the board's approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and operational resilience. Continue to ensure open, transparent and constructive relationships with all Marex's regulators.	6%	Oversees a strong control framework and operational resilience. Market risk well inside Board Risk Appetite and "loss days" consistent with history. Credit risk within Appetite; limited realized losses. Issued $500m of notes in May which was 2.6 times oversubscribed. Maintained investment grade rating through positive interactions with the agencies.
Build and oversee a strong organizational and people plan commensurate with a firm of Marex's size and complexity. Grow executive bench and encourage firm-wide cooperation.	6%	Focused on developing senior executives to be effective in a larger organization and manage bigger businesses across complex markets. Made some significant senior hires during 2025 who have made immediate impact.
Set tone from the top to promote a positive culture throughout the firm which encourages and rewards high standards of behavior and cooperation. Promote positive employee engagement and diversify our employee base. Continue to develop an effective ESG strategy.	6%	Increased Graduate Program, launched the Women's Affinity Network, and strengthened partnership with Future Frontiers (UK education charity). Steady progress in strengthening the organization – with voluntary attrition down and an improved Net Promoter score achieved in the Engagement Survey. Maintained employee engagement through regular Town Halls.
Total for Strategic Measures	**22/25**	

1. Expressed in percentage points summing to 25% in total, 25% being the proportion of the total bonus determined by reference to non-financial metrics.

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Rob Irvin Target Weighting1 (% of bonus) Assessment Move firm towards a controls-based audit for 2026 and ensure that the firm is “SOX” compliant by the end of 2025. 7% Successfully led resources across the firm to address historical control processes and drove the firm towards “SOX” compliance whilst embedding a new control structure across key areas of the firm. Increase engagement with existing and potential investors to facilitate leadership on all financial matters as well as support the CEO in communicating the firm’s strategic objectives. 6% Delivers the financial updates on Investor calls and town halls. Continues to develop direct interaction with investors. Ensure Marex operates within the board’s approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and operational resilience. 6% Successfully recruited experienced resources to develop a bigger and more talented Finance team, with a strong financial reporting framework at the core of the finance operation. Successfully engages with Deloitte to manage the audit process. Set tone from the top to promote a positive culture throughout the firm which encourages and rewards high standards of behavior and cooperation. Continue to develop an effective ESG strategy as Chair of the Sustainability Committee. 6% Chaired the sustainability committee and continues to actively lead the team to move towards our stated goals. The Finance team are positive around management support and the team culture fostered within Finance. Total for Strategic Measures 22/25 1. Expressed in percentage points summing to 25% in total, 25% being the proportion of the total bonus determined by reference to non-financial metrics. Up to 60% of the annual bonus was deferred into share awards granted under the DBP (which will vest in three equal tranches over the 3-year vesting period) with the effect that bonuses were payable as follows: Ian Lowitt Rob Irvin Percentage of maximum annual bonus awarded 97% 97% Quantum of award – total $7,664,707 $1,596,814 Quantum of award – paid in cash $3,592,667 $967,966 Quantum of awards – deferred into share awards $4,072,040 $628,848 The level of deferral for annual bonuses was set such that, when taken together with the annual LTIP awards granted to Executive Directors, in aggregate at least 60% of their variable remuneration was delivered in the form of share awards. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 114

Legacy retention LTIP (audited) As disclosed on page 125 of the 2024 Annual Report, a one-off share-based long-term incentive award was granted to the CEO and other senior employees under the legacy Marex Group 2021 Retention Long-Term Incentive Plan on 21 December 2021. No further awards will be granted under the Retention Long-Term Incentive Plan. The CEO's award vested in full over 245,811 shares on 24 March 2025 based on the achievement of the below performance conditions, including the achievement of an ROE underpin (of at least 12% per annum averaged across the performance period) and an adjusted profit after tax measure. The targets are shown in the table below: Financial measure Weighting Threshold (20% of max) Straight Line Apportionment Maximum (100% of max) Growth in Adjusted Profit After Tax 100% average of 5% pa over the Performance Period more than 5% and less than 12% over the Performance Period average of 12% pa over the Performance Period The three year performance period ran from 1 January 2022 to 31 December 2024. The ROE average over the three year period was 20%. Adjusted Profit After Tax over the same three year period grew by 54%. $5.3m of the vesting value is attributable to share price appreciation. Legacy conditional share award As disclosed on page 195 of the Company's IPO prospectus, the CEO was awarded a conditional share award over 142,709 ordinary shares in connection with the IPO. That award vested on 25 April 2025, being the twelve-month anniversary of the IPO. Shares were delivered to the CEO shortly thereafter. Retirement benefits No defined benefit or cash balance benefits were provided in the year. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 115

Scheme interests awarded in the year ended 31 December 2025 (Audited) The following equity awards were granted to Executive Directors during the year ended 31 December 2025. The equity awards were granted under the Global Omnibus Plan and in accordance with the IFPR Remuneration Policy. The awards were granted on 11 March 2025 over in aggregate 186,819 shares with aggregate grant values of $5,935,266. Date of grant Type of award1 Form of award Number of shares subject to award2 Shares receivable if minimum performance is achieved (%)3 Face value of award at award date End of period for which performance targets need to be achieved Vesting schedule Ian Lowitt 11 March 2025 Annual LTIP Performance-based conditional award 69,475 43% $2,207,221 31 December 2027 Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later). 11 March 2025 DBP Service-based conditional award 82,403 N/A $2,617,964 N/A Awards will vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later). Rob Irvin 11 March 2025 Annual LTIP Performance-based conditional award 24,316 43% $772,519 31 December 2027 Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later). 11 March 2025 DBP Service-based conditional award 10,625 N/A $337,562 N/A Awards vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later). 1. Performance Measures under the Annual LTIP are reported on page 125. 2. The number of shares under award for both Annual LTIP and DBP awards was calculated using a share price of $31.77, being the closing market price on the dealing day prior to the grant date. 3. Annual LTIP - shares receivable if minimum performance levels are achieved under both Performance Measures is 50% of the Maximum Performance but 43% of the shares available for delivering Exceptional Performance. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 116

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Annual Report on Remuneration continued

Non-Executive Directors

Single total figure of remuneration for each Non-Executive Director (Audited)

The amount earned by each of the Non-Executive Directors for the year ended 31 December 2025 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[3]	Total
Robert Pickering	$395,088	$3,667	$120,036	$518,791
Linda Myers	$111,942	$49,760	$120,036	$281,738
Sarah Ing	$111,942	$49,760	$120,036	$281,738
Konstantin Graf von Schweinitz	$111,942	$36,591	$120,036	$268,569
Roger Nagioff[4]	$41,189	$1,869	$0	$43,058
Henry Richards[5]	$37,314	$1,688	$0	$39,002
John Pietrowicz	$111,942	$16,836	$120,036	$248,814

The amount earned by each of the Non-Executive Directors for the year ended 31 December 2024 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[6]	Total
Robert Pickering	$357,208	$-	$217,804	$575,012
Linda Myers	$100,765	$44,784	$220,330	$365,879
Sarah Ing	$100,765	$47,450	$219,067	$367,282
Konstantin Graf von Schweinitz	$100,765	$37,320	$200,943	$339,028
Roger Nagioff[4]	$74,599	$-	$110,088	$184,687
Henry Richards[5]	$74,599	$-	$99,448	$174,047
Madelyn Antoncic[7]	$95,876	$26,009	$24,144	$146,029
John Pietrowicz	$74,590	$8,776	$211,742	$295,108

1. Base fee moved to £85,000 from 1 June 2024 for all members other than the Chair. Chair base fee moved to £300,000 from 1 June 2024.
2. Linda Myers receives £25,000 as Chair of the Remuneration Committee and £10,000 overseas fee allowance, Sarah Ing receives £10,000 as Senior Independent Director, £25,000 as Chair of the Audit and Compliance Committee, Konstantin Graf von Schweinitz receives £25,000 as Chair of the Risk Committee, Madelyn Antoncic received £15,000 overseas fee allowance and John Pietrowicz received £10,000 overseas allowance. The dividend equivalent cash received on vested shares is included in this figure. These figures have been converted into USD using a rate of $1.31696/£1.
3. For 2025, the value of shares is based on closing price on 30 May 2025 of $43.07. The actual value deliverable will be dependent on the value at vesting.
4. Roger Nagioff ceased to be a Non-Executive Director of the Company on 13 May 2025. The share award granted to Mr. Nagioff on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 3,218 shares on 14 November 2025, and the value included in the table for Mr. Nagioff has been calculated accordingly.
5. Henry Richards ceased to be a Non-Executive Director of the Company on 25 April 2025. The share award granted to Mr. Richards on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 2,907 shares on 14 November 2025, and the value included in the table for Mr. Richards has been calculated accordingly.
6. 2024 Equity Award values have been restated to reflect the actual closing Marex share price on the date shares were delivered.
7. Dr. Antoncic resigned on 18 December 2024. The amounts included in the table reflect her fees to this date. Her share award vested on a time pro-rated basis relative to the normal 12 months vesting period as to 692 shares on 14 November 2025, and the value included in the table for Dr. Antoncic has been calculated accordingly. See page 118 for further details.

Details of amounts included in the single total figure for the year ended 31 December 2025 (Audited)

Benefits

Directors and Officers liability insurance is provided to Non-Executive Directors.

Equity awards

Non-Executive Directors are entitled to receive an annual award over Company shares worth $120,036 under the Non-Employee Sub-Plan to the Global Omnibus Plan. There are no performance conditions attached to the award. Awards vest over a 12 month period and there is no retention period. Upon a corporate event, awards will not vest but will remain outstanding (subject to any amendments to the award made by the Board to reflect the occurrence of the corporate event). Malus and clawback provisions do not apply to the awards. For 2025, the number of shares subject to award was calculated by reference to the Company's share price on the day prior to grant of $43.07. The values included in the table represent the value of the Shares subject to the awards on the date awards were formally granted, 30 May 2025. The actual value deliverable will be dependent on the value at vesting.

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Scheme interests awarded in the year ended 31 December 2025 (Audited) The following equity awards were granted to Non-Executive Directors during the year ended 2025. The equity awards were granted under the Global Omnibus Plan. The awards were granted on 30 May 2025 over in aggregate 13,935 shares with an aggregate grant value of $600,180. Date of grant Type of award Form of award Number of shares subject to award Face value of award at award date Vesting schedule Robert Pickering 30/05/2025 Annual Grant Nil-cost conditional share award 2,787 $120,036 Awards vest in a single tranche on the first anniversary of the grant date. Linda Myers 30/05/2025 Annual Grant Nil-cost conditional share award 2,787 $120,036 Awards vest in a single tranche on the first anniversary of the grant date. Sarah Ing 30/05/2025 Annual Grant Nil-cost conditional share award 2,787 $120,036 Awards vest in a single tranche on the first anniversary of the grant date. Konstantin Graf von Schweinitz 30/05/2025 Annual Grant Nil-cost conditional share award 2,787 $120,036 Awards vest in a single tranche on the first anniversary of the grant date. John Pietrowicz 30/05/2025 Annual Grant Nil-cost conditional share award 2,787 $120,036 Awards vest in a single tranche on the first anniversary of the grant date. Other payments to Directors in the year ended 31 December 2025 (Audited) Payments to past Directors Dr. Antoncic ceased to be a Non-Executive Director of the Company on 18 December 2024. The share award granted to Dr. Antoncic on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 692 shares on 14 November 2025. Roger Nagioff ceased to be a Non-Executive Director of the Company on 13 May 2025. The share award granted to Mr. Nagioff on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 3,218 shares on 14 November 2025. Henry Richards ceased to be a Non-Executive Director of the Company on 25 April 2025. The share award granted to Mr. Richards on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 2,907 shares on 14 November 2025. No other payments were made to any past director during the year. Payments for loss of office No payments were made in connection with any director's loss of office during the year. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 118

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Annual Report on Remuneration continued

Statement of Directors' shareholding and interests (Audited)

The interests of the Directors, and their connected persons (if any), in the shares, options, and listed securities of the Company as at 31 December 2025, are set out in the table below.

		Outstanding scheme interests				
	Interests in shares excluding outstanding scheme interests	Unvested scheme interests (not subject to performance measures)	Unvested scheme interests (subject to performance measures)	Vested but unexercised scheme interests	Total shares subject to outstanding scheme interests	Total of all share interests and outstanding scheme interests
Ian Lowitt	2,615,016	203,920	246,890	n/a	450,810	3,065,826
Rob Irvin	3,785	59,713	51,997	n/a	111,710	115,495
Robert Pickering	26,909	2,787	n/a	n/a	2,787	29,696
Sarah Ing	7,348	2,787	n/a	n/a	2,787	10,135
Konstantin Graf von Schweinitz	21,308	2,787	n/a	n/a	2,787	24,095
Linda Myers	19,472	2,787	n/a	n/a	2,787	22,259
Madelyn Antoncic	–	–	n/a	n/a	–	–
John Pietrowicz	19,472	2,787	n/a	n/a	2,787	22,259
Henry Richards	–	–	n/a	n/a	–	–
Roger Nagioff	–	–	n/a	n/a	–	–

Further details of the outstanding scheme interests are shown in the following table (Audited):

					Changes during the year			
	Description	Type	Vesting dates	At 1 January 2025	Granted	Lapsed	Released	At 31 December 2025
Ian Lowitt	Legacy Retention LTIP	Conditional award	31/3/2025	245,811	–	–	245,811	–
Ian Lowitt	Legacy 2022 Annual LTIP	Conditional award	27/9/2026	77,843	–	–	–	77,843
Ian Lowitt	Legacy 2023 Annual LTIP	Conditional award	5/6/2027	99,572	–	–	–	99,572
Ian Lowitt	2024 Annual LTIP	Conditional award	11/3/2028	–	69,475	–	–	69,475
Ian Lowitt	Legacy Conditional Award	Conditional award	28/4/2025	142,709	–	–	142,709	–
Ian Lowitt	2021 Legacy Deferred Bonus Plan	Conditional award	31/3/2025	8,702	–	–	8,702	–
Ian Lowitt	2022 Legacy Deferred Bonus Plan	Conditional award	4/5/2025 4/5/2026	92,947	–	–	46,473	46,474

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Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Annual Report on Remuneration continued

	Description	Type	Vesting dates	At 1 January 2025	Changes during the year: Granted	Lapsed	Released	At 31 December 2025
Ian Lowitt	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027	112,564	–	–	37,521	75,043
Ian Lowitt	2024 DBP	Conditional award	11/3/2026 11/3/2027 11/3/2028	–	82,403	–	–	82,403
Rob Irvin	Legacy 2023 Annual LTIP	Conditional award	5/6/2027	27,681	–	–	–	27,681
Rob Irvin	2024 Retention LTIP	Conditional award	6/6/2027	39,473	–	–	–	39,473
Rob Irvin	2024 Annual LTIP	Conditional award	11/3/2028	24,316	–	–	–	24,316
Rob Irvin	2022 Legacy Deferred Bonus Plan	Conditional award	4/5/2025 4/5/2026	9,346	–	–	4,673	4,673
Rob Irvin	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027	7,412	–	–	2,470	4,942
Rob Irvin	2024 DBP	Conditional award	11/03/2026 11/03/2027 11/03/2028	–	10,625	–	–	10,625
Robert Pickering	2024 NED Awards	Conditional award	8/11/2025	6,315	–		6,315	–
Robert Pickering	2025 NED Awards	Conditional award	30/5/2026	–	2,787	–	–	2,787
Sarah Ing	2024 NED Awards	Conditional award	8/11/2025	6,315	–		6,315	–
Sarah Ing	2025 NED Awards	Conditional award	30/5/2026	–	2,787		–	2,787
Konstantin Graf von Schweinitz	2024 NED Awards	Conditional award	8/11/2025	6,315	–	–	6,315	–
Konstantin Graf von Schweinitz	2025 NED Awards	Conditional award	30/5/2026	–	2,787	–	–	2,787
Linda Myers	2024 NED Awards	Conditional award	8/11/2025	6,315	–	–	6,315	–
Linda Myers	2025 NED Awards	Conditional award	30/5/2026	–	2,787	–	–	2,787
Madelyn Antoncic	2024 NED Awards	Conditional award	8/11/2025	6,315	–	5,623	692	–
John Pietrowicz	2024 NED Awards	Conditional award	8/11/2025	6,315	–	–	6,315	–
John Pietrowicz	2025 NED Awards	Conditional award	30/5/2026	–	2,787	–	–	2,787
Henry Richards	2024 NED Awards	Conditional award	8/11/2025	6,315	–	3,408	2,907	–
Roger Nagioff	2024 NED Awards	Conditional award	8/11/2025	6,315	–	3,097	3,218	–

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Minimum shareholding guidelines (Audited) Executive Directors are expected to build up and maintain a minimum shareholding equivalent to 300% of base salary in respect of the Chief Executive Officer and 200% of base salary in respect of the Chief Financial Officer. The normal expectation is that this is built up over a maximum five-year period from appointment to the Board. Details of their current holdings are set out below. It is expected that Rob Irvin will meet the guidelines within three years. Director Number of eligible shares as at 31 December 20251 Value of shares held as at 31 December 20252 Shareholding as % of base salary as at 31 December 2025 Shareholding requirement (% of salary) Ian Lowitt 2,651,042 $101,693,971 7722% 300% Rob Irvin 11,358 $435,692 66% 200% 1. Eligible shares include all shares owned outright and all unvested deferred bonus shares not subject to performance conditions on a notional net of tax basis. 2. Value of shares based on share price of $38.36 as at 31 December 2025. Comparison to company performance Performance graph and table and comparison to CEO pay The following shows details of the remuneration paid to the individual in the role of CEO for the performance years 2024 to 2025, and below that, a graph showing the TSR performance of the Company since listing. 2025 20241 CEO single figure of remuneration $17.268m $6.942m Annual Bonus as a % of maximum opportunity (%) 97 98 LTIP award as a % of maximum opportunity (%) 100 100 1. CEO single figures reflect total sums paid as referred to on page 111 of the annual report. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 121

Total shareholder return May 24 Jun 24 Jul 24 Aug 24 Sep 24 Oct 24 Nov 24 Dec 24 Jan 25 Feb 25 Mar 25 Apr 25 May 25 Jun 25 Jul 25 Aug 25 Sep 25 Oct 25 Nov 25 Dec 25 50 100 150 200 250 The comparator group selected was the FTSE 250 Financial Services excluding Investment Companies index. This comparator group was selected as the TSR performance chart is a UK regulatory requirement and, had Marex been listed in the UK, it would be a constituent of this index. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 122 g Marex g FTSE

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Annual Report on Remuneration continued

Percentage change in remuneration of Directors and employees

The table below sets out the percentage change in base salary/fees, taxable benefits and bonus for each of the Directors over the past five financial years[1].

	Change in salary / NED fees					Change in benefits					Change in bonus				
	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021
Ian Lowitt[11]	– %	– %	33 %	(63)%	– %	26 %	(20)%	7 %	(6)%	(5)%	32 %	14 %	6 %	195 %	36 %
Rob Irvin[2,11]	5 %	19 %	n/a	n/a	n/a	– %	– %	n/a	n/a	n/a	54 %	41 %	n/a	n/a	n/a
Robert Pickering[3]	7 %	103 %	38 %	– %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Linda Myers[4]	5 %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Sarah Ing[5]	4 %	14 %	1 %	– %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Konstantin Graf von Schweinitz[6]	2 %	8 %	– %	– %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Roger Nagioff[7]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Henry Richards[8]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Madelyn Antoncic[9]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Pietrowicz[10]	46 %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes:
1. As the Company has no employees other than the Executive Directors, no disclosure is required to be made under the relevant reporting regulations in relation to employee remuneration.
2. Rob Irvin joined the Board in May 2023. Figures for 2023 have been annualized to aid comparison.
3. Robert Pickering joined the Board in September 2021. Figures for 2021 have been annualized to aid comparison.
4. Linda Myers joined the Board in January 2024.
5. Sarah Ing joined the Board in July 2021. Figures for 2021 have been annualized to aid comparison.
6. Konstantin Graf von Schweinitz joined the Board in September 2021. Figures for 2021 have been annualized to aid comparison.
7. Roger Nagioff resigned on 13 May 2025. Figures for 2025 have been annualized to aid comparison.
8. Henry Richards joined the Board in April 2024 and resigned on 25 April 2025.
9. Madelyn Antoncic joined the Board in January 2024 and resigned on 18 December 2024. Figures for 2024 have been annualized to aid comparison.
10. John Pietrowicz joined the Board in April 2024.
11. CEO and CFO are compensated in GBP – % year on year change has been adjusted to reflect change in F/X rates.

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Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Annual Report on Remuneration continued

Pay ratio information

The table below reflects the Chief Executive Officer's pay ratio when compared to employees at the 25th percentile, median and 75th percentile of the Group's UK workforce pay for the financial years 2024 and 2025. The table also includes the salary and total pay and benefits figures for employees at each percentile for 2024 and 2025.

Year	Method	25th percentile pay ratio	Total pay and benefits (25th percentile)	Salary component of total pay and benefits (25th percentile)	Median pay ratio	Total pay and benefits (50th percentile	Salary component of total pay and benefits (50th percentile)	75th percentile pay ratio	Total pay and benefits (75th percentile)	Salary component of total pay and benefits (75th percentile)
2025	**A**	**135:1**	**$128,107**	**$79,020**	**87:1**	**$198,637**	**$118,530**	**37:1**	**$460,555**	**$171,210**
2024	A	67:1	$102,683	$76,773	35:1	$200,864	$108,761	14:1	$381,880	$159,943

The Committee chose to use Option A to calculate the ratio as the data was available and the approach is considered to be the most accurate. For 2025, the UK employee data was taken as at 31 December 2025; employee means anyone employed under a contract of service. A full-time equivalent total was created for part-time employees and the remuneration of employees hired during the year was annualized. The resulting list was then ranked to identify the individuals at the 25th, 50th and 75th percentiles.

The CEO pay ratios were then calculated based on these percentiles. It should be noted that the CEO single total figure of remuneration includes one exceptional item: the value of the shares at vesting under the RLTIP, including dividend equivalents. This non-recurring item has increased the CEO's single figure value, leading to ratios that do not reflect a consistent basis for year-on-year comparison. With this exceptional item removed, the median pay ratio reduces to 45:1. Overall, on this adjusted basis, the Company believes that the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company's UK employees taken as a whole.

Relative importance of spend on pay

The table below shows the total pay for all of the Group's employees compared to other key financial indicators for the financial years 2024 and 2025.

	Current Year	2024
Employee remuneration ($m)	1,234.2	971.1
Distributions to shareholders ($m)	55.5	77.1

Statement of implementation of Remuneration Policy for the year to 31 December 2026

Executive Directors

Base Salary

No change to the CEO Base Salary is being proposed. The Base Salary for the CFO has seen a modest adjustment to reflect market benchmark and more broadly aligns the fixed pay for the CFO to other Executive Committee members.

Executive Director	Base salary at 1st Jan 2025 ($)	Base salary at 1st Jan 2026 ($)	% change
Ian Lowitt	$1,317,000	$1,317,000	—
Rob Irvin	$658,000	$698,000	6 %

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Benefits No changes to benefits are expected. The Executive Directors will have access to the same benefits as are available to UK employees. Annual bonus The CEO and CFO will receive an annual bonus award of 600% and 250% of salary respectively, unchanged from financial year 2025. The following table shows the performance metrics and weightings for the annual bonus in 2026. The weighting for Financial measures remains at 75% for 2026 as the Committee considers that using Financial measures will more closely align reward to delivering shareholder value. The Committee considers that the disclosure of detailed performance targets in advance for 2026 would be commercially sensitive and they are not, therefore, disclosed here. Element Weighting Financial Measures 75% Adjusted Operating PBT 37.5% EPS 37.5% Strategic Measures 25% Total 100% Equity incentive plans The CEO and CFO will receive a target LTIP award of 100% and 125% of salary respectively, unchanged from financial year 2025. The threshold to maximum ranges for 2026 Annual LTIP awards are set out in the table below. Awards vest at 50% at threshold and 100% at maximum, with straight-line vesting between these points. Vested awards are subject to a two-year holding period. Financial measure Weighting Threshold (50% of max) Straight Line Apportionment Maximum (100% of max) Growth in Adjusted Operating Profit Before Tax 50% average of 5% pa over the Performance Period more than 5% and less than 10% over the Performance Period average of 10% pa over the Performance Period Growth in Adjusted EPS 50% average of 5% pa over the Performance Period more than 5% and less than 8% over the Performance Period average of 8% pa over the Performance Period A further stretch performance target (requiring 12.5% growth in Adjusted Operating Profit Before Tax and 10% growth in Adjusted EPS) would give rise to an additional 15% of the maximum number of shares vesting (i.e. 115% of the number of shares referred to above would vest). This is a cliff target, with no additional vesting where performance falls between the maximum and stretch performance targets. Retirement Benefits No changes to retirement benefits are anticipated for 2026. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Annual Report on Remuneration continued 125

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Annual Report on Remuneration continued

Non-Executive Directors

Fees

There are no changes to the current Base Fee level implemented on 1 June 2024.

Non-Executive Director	Base Fee[1] at 1 January 2025 ($)	Base Fee at 1 January 2026 ($)	% change
Robert Pickering	$383,865	$383,865	—
Linda Myers[2 3]	$108,761	$108,761	—
Sarah Ing[2]	$108,761	$108,761	—
Konstantin Graf von Schweinitz[2]	$108,761	$108,761	—
John Pietrowicz[3]	$108,761	$108,761	—

1. Base fee reflected on a constant currency basis with GBP fee to USD fee reflecting $1.27955/£1. There is no change in GBP Base Fee from 1 January 2025 to 1 January 2026.
2. Chair of Committee Fee remains unchanged at $31,989 on a constant currency basis.
3. Overseas Allowance Fee remains unchanged at $12,795 on a constant currency basis.

Equity incentive plans

Annual equity awards will be granted to Non-Executive Directors. Awards to each Non-Executive Director will have a grant value of $120,000, unchanged from financial year 2025. Awards will vest on the first anniversary of the grant date, are not subject to performance conditions and no retention period applies. The number of shares subject to awards shall be determined by reference to the share price at the time of grant.

Benefits

There are no planned changes to the benefits provided to Non-Executive Directors.

Consideration of matters relating to directors' remuneration

Remuneration Committee

The members of the Committee during the year, and their attendance at meetings of the Committee, is set out below:

Member	Attendance[1]
Linda Myers	4/4
Robert Pickering	4/4
Sarah Ing	4/4
Roger Nagioff	0/1
Henry Richards	1/1

1. Roger Nagioff and Henry Richards were appointed members of the Committee on 24 April 2024. Roger Nagioff and Henry Richards resigned as directors of the Company on 13 May 2025 and 25 April 2025.

The Company Secretary acts as secretary to the Committee. No Non-Executive Directors are involved in deciding their own remuneration.

The Committee is advised by Willis Towers Watson. Willis Towers Watson was appointed by the Company in 2024. Willis Towers Watson provided advice keeping the Committee up to date on developments in director remuneration. The total fees paid to Willis Towers Watson in respect of service to the Committee during the year were $302,543. Willis Towers Watson is a signatory to the Remuneration Consultants' Code of Conduct. The Committee has reviewed the operating processes in place at Willis Towers Watson and is satisfied that the advice it receives is independent and objective. Willis Towers Watson provided no other services to the Company.

Statement of voting at general meeting

At the AGM on 28 May 2025, shareholders considered and voted on the 2024 Directors' Remuneration Report (other than the Directors' Remuneration Policy) and the Directors' Remuneration Policy, as set out in the table below. Both resolutions were approved by shareholders at the 2025 AGM.

Approval of Directors' Remuneration Report and Policy

	Directors' Remuneration Policy 2025 AGM	Directors' Remuneration Report 2025 AGM
Percentage for	92.41%	99.41%
Votes for	48,635,366	52,323,543
Percentage against	7.58%	0.58%
Votes against	3,992,555	307,288
Total votes cast excluding votes withheld	52,627,921	52,630,831
Votes withheld[1]	7,950	5,040
Total votes cast including votes withheld	52,635,871	52,635,871

1. Votes withheld: these are not included in the final proxy figures as they are not recognized as a vote in law.

The Remuneration Report was approved by the Board of Directors on 20 March 2026 and signed on its behalf by:

L Myers
Chair of the Remuneration Committee
20 March 2026

126

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Group Directors' Report

The Directors present their report and audited consolidated financial statements of Marex Group plc and its subsidiaries (collectively 'Marex', or the 'Group') and the standalone financial statements for Marex Group plc (the 'Company') for the year ended 31 December 2025.

Results

The audited financial statements of the Group and the Company are shown on pages 138 to 247.

The profit before tax attributable to the owners of the Group for the year ended 31 December 2025 amounts to $411.6m (2024: $295.8m). Further information on the performance of the Group is given in the Financial Review section of the Strategic Report.

The financial statements are prepared in US dollars as this is the currency in which most of the Group's transactions are denominated.

Dividends

Dividends of $42.2m were paid to ordinary shareholders during the year (2024: $63.8m).

Directors

The Directors who have held office during the year and at the date of this report were as follows:

R M Pickering (Chair)	
S L Ing	
K N Graf von Schweinitz	
L K Myers	
R B Nagioff	(resigned 13 May 2025)
J W Pietrowicz	
H D P Richards	(resigned 25 April 2025)
I T Lowitt	
C R J Irvin	

Indemnity of Directors

Each Director is indemnified out of the assets of the Group against all costs, charges, losses and liabilities incurred by them in the proper exercise of their duties. Directors who have resigned during the year also benefit from the same indemnity arrangement. The Directors are also covered by an insurance policy.

Directors' statement as to disclosure of information to the auditor

Each of the persons who is a Director at the date of approval of this report, confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Group's auditor is unaware; and
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s.418 of the Companies Act 2006.

Charitable and political contributions

Marex supports employees in their charitable fundraising activities by matching their donations. In order to ensure that the fund can be accessed by as many employees as possible, donations from the Company are capped at $10,000 per fundraising event. The total charitable donations from this program were $192k (2024: $80k) of the total charitable donations of $335k during the year ended 31 December 2025 (2024: $377k). No contributions were made for political purposes during the year (2024: $nil).

Foreign exchange

The following foreign exchange rates have been used in the preparation of these financial statements:

	2025		2024	
	Average rate	Year end rate	Average rate	Year end rate
GBP / USD	**1.3187**	**1.3476**	1.2780	1.2525
EUR / USD	**1.1298**	**1.1741**	1.0818	1.0358

Going concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, its objectives and policies in managing the financial risks to which it is exposed and its capital, are discussed in the Financial review. The Group's regulatory capital resources, significant developments in 2025 and anticipated future developments are detailed in the liquidity and regulatory capital section on pages 42 and 43. This section also describes the Group's funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves. As detailed in note 3(d) of the accounting policies, the Directors have undertaken a comprehensive assessment of the Group's ability to continue as a going concern, utilizing the Internal Capital Adequacy and Risk Assessment (ICARA) process as the principal framework for this evaluation. This assessment included a detailed review of the Group's material risks—such as market, credit, counterparty, operational, and liquidity risks—and incorporated these into a range of severe but plausible stress scenarios. These scenarios were calibrated using both historical events and forward-looking indicators relevant to the current macroeconomic and geopolitical environment.

127

The results of these stress tests demonstrate that the Group maintains sufficient regulatory capital and liquidity resources to meet its obligations under the Investment Firm Prudential Regime (IFPR), including its own funds and liquid assets threshold requirements. The Group also retains adequate headroom within its credit facilities, with sufficient cash and undrawn balances to meet contractual maturities and covenant obligations, even under stressed conditions. Based on this assessment, the Directors have concluded that there are no material uncertainties that may cast significant doubt on the Group and Company’s ability to continue as a going concern for at least 12 months from the date of approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis of accounting in preparing the Group and Company’s consolidated financial statements. Events after the reporting period Events since the statement of financial position date are disclosed in note 40. Overseas branches As at 31 December 2025, the Group had branches in Australia, Canada, Germany, Spain, Portugal, Italy, Dubai, Israel, Sweden, Switzerland and the U.S. Financial risk management Financial risk management objectives are included in the Strategic Report. Future developments Future developments are included in the Chief Executive Officer’s Review. Research and development The Group produces commodity research across energy, agricultural, base metals and ferrous metals markets, and has developed key partnerships in this field. Engagement with employees The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group and the Company. This is achieved through formal and informal meetings and the Group website. Further statements regarding actions taken by the Group during the financial year in regard to its employees are set out in the Strategic Report. Disabled persons Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of a disabled person should, as far as possible, be identical to that of a person who does not suffer from a disability. Suppliers, customers and others In accordance with the Reporting on Payment Practices and Performance Regulations 2017, the Group submits biannual reports on payment practices and performance to the Department for Business, Energy and Industrial Strategy. Strong business relationships are essential for the Group and, for the key subsidiaries for which reporting is required, the average time taken to make payments under qualifying contracts was 20 days. Further statements regarding how the Directors have regard to the need to foster the Group’s relationships with suppliers, customers and others, and the effect of that regard on the principal decisions taken by the Company during the financial year are contained in the Strategic Report. Streamlined energy and carbon reporting Streamlined energy and carbon reporting is provided in the Sustainability section of the Strategic Report. Corporate governance arrangements For the year ended 31 December 2025, the Group complied with the corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq, with certain exemptions as appropriate to Foreign Private Issuers (as set out in the Strategic Report). The Board remains confident that this framework is robust and underpins effective, responsible decision-making across the Group. Directors’ responsibilities statement The Directors are responsible for preparing the Annual Report and Financial Statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board ('IASB'). In accordance with company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group and Company for that period. In preparing these financial statements, International Accounting Standard (‘IAS’) 1 requires Directors to: • properly select and apply accounting policies; • present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; • provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company’s financial position and financial performance; and • make an assessment of the Group and Company’s ability to continue as a going concern. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Group Directors’ Report continued 128

01 – Strategic Report 02 – Corporate Governance 03 – Financial StatementsMarex Group plc – Annual Report 2025 Group Directors’ Report continued The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Auditor The auditor, Deloitte LLP, has expressed its willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting. Approved by the Board and signed on its behalf by: I T Lowitt Director 20 March 2026 129

Financial Statements Consolidated Financial Statements Independent Auditor's Report 131 Consolidated Income Statement 138 Consolidated Statement of Other Comprehensive Income 140 Consolidated Statement of Financial Position 142 Consolidated Statement of the Changes in Equity 144 Consolidated Statement of Cash Flows 146 Notes to the Consolidated Financial Statements Basis of preparation & policies General Information 146 Adoption of New and Revised Standards 146 Material Accounting Policy Information 147 Critical accounting judgments and key sources of estimation uncertainty 162 Operating performance and returns Segmental Analysis 163 Interest Income and Expense 168 Compensation & Benefits 169 Other Expenses 169 Earnings per share 169 Tax 170 Dividends Paid and Proposed 173 Strategic assets, investments & acquisitions Business Combinations 174 Goodwill 179 Discontinued operations and assets held for sale 184 Intangible Assets 185 Property, Plant and Equipment 186 Investments 187 Market and Treasury Instruments Treasury Instruments 197 Equity instruments 198 Inventory 199 Fixed Income Securities 200 Debt securities 200 Derivative Instruments 202 Reverse Repurchase Agreements and Repurchase Agreements 208 Working capital, funding & client balances Trade and other receivables 208 Trade and Other payables 210 Borrowings 211 Client money (segregated) 212 Capital, equity & employee incentives Share Capital 212 Own Shares 214 Additional Capital (AT1 securities) 214 Other Reserves 214 Share-based payments 214 Additional Information Financial Instruments 216 Financial Risk Management 223 Related Party Transactions 235 Leases 236 Auditors Remuneration 237 Contingent Liabilities 237 Events after balance sheet date 237 Company Financial Statements Company Statement of Financial Position 238 Company Statement of the Changes in Equity and Movements in Reserves 239 Company Statement of Cash Flows 240 Company income statement 241 Investments 241 Investments in subsidiaries 241 Deferred tax 242 Subordinated loans due from group undertakings 242 Trade and other receivables 242 Derivative instruments 243 Trade and other payables 243 Financial instruments 244 Non-IFRS Measures and other KPIs 248 Glossary 252 Company Information 254 Cautionary Statement re Forward-Looking Statements 255 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements 130

1. Opinion In our opinion: • the financial statements of Marex Group Plc (the "Parent Company") and its subsidiaries (the "‘Group") give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2025 and of the Group’s profit for the year then ended; • the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB); • the parent company financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements which comprise: • the consolidated income statement; • the consolidated statement of other comprehensive income; • the consolidated statement of financial position; • the consolidated statements of changes in equity; • the consolidated statement of cash flows; • the related notes 1 to 40; • the parent company statement of financial position; • the parent company statement of changes in equity; • the parent company statement of cash flows; and • the related notes A to I. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006. 2. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 3. Summary of our audit approach Key audit matters The key audit matter that we identified in the current year is: • Goodwill – Goodwill impairment for certain Cash Generating Units (“CGU”) Materiality The materiality that we used for the group financial statements was $20.55 million which was determined on the basis of 5% of profit before tax. This is consistent with the previous year’s audit. Scoping Our group audit scope covered balances representing 98% of the Group’s total assets and 93% of the Group’s revenue. Significant changes in our approach We identified one new key audit matter, as noted above, relating to the revenue growth rate and discount rate assumptions in the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs. We no longer consider ‘Customer relationship intangible asset impairment’ as a key audit matter due to the improved performance of the Cowen Prime business. Further, we no longer consider ‘Fair value of cash settlement option of growth shares’ a key audit matter in the current year as the growth shares were fully settled in the prior year. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc Report on the audit of the financial statements 131

4. Conclusions relating to going concern In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included: • using our knowledge of the Group and parent company, the financial services industry, the financial services regulatory environment and the general economic environment, including macroeconomic pressures affecting the Group’s operations, to identify inherent risks in the business model and how such risks might affect the financial resources or ability to continue operations over the going concern period; • making inquiries of Group management about the assumptions used in their going concern models, and assessing the reasonableness of those assumptions and historical forecasting accuracy; • evaluating the Group’s strategic plans in light of the changing and volatile global macroeconomic environment considering short and longer term financial budgets and funding plans, and working with our regulatory specialists to consider regulatory liquidity and capital adequacy plans including internal stress tests; • reviewing regulatory correspondence to assess whether there are any matters that may impact the going concern assessment; and • evaluating the Group’s disclosures on going concern against the requirements of IAS 1, Presentation of Financial Statements Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and parent company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorized for issue. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. 5. Key audit matters The key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the financial statements of the current period and included the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. This matter had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. 5.1. Goodwill – Goodwill impairment for certain Cash Generating Units (“CGU”) – Refer to notes 4 and 13 to the financial statements Key audit matter description Goodwill is tested for impairment at least annually in accordance with IAS 36 Impairment of Assets. Management performed its annual impairment test as at 1 October 2025 (“measurement date”). The Group’s impairment test compares the carrying value of each CGU, which includes goodwill, to its recoverable amount, which is determined as the higher of value in use (“VIU”) and fair value less costs of disposal. In calculating the recoverable amount, management determined a VIU at the measurement date, which required significant estimates and assumptions related to revenue growth rates and discount rates. Changes in these assumptions could have a significant impact on the VIU for Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs, the amount of any goodwill impairment charge, or both. The goodwill balance was $237.4 million as at December 31, 2025, of which $15.0 million, $12.6 million, $20.6 million and $7.5 million is allocated to the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs respectively. The VIU of respective CGUs exceeded the carrying value as of the measurement date and, therefore, no impairment was recognized. We identified goodwill for the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs as a key audit matter because of the significant judgments made by management to estimate the VIU of those CGUs and the sensitivity of the VIU to revenue growth rate and discount rate. This required a high degree of auditor judgment and an increased auditor effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the revenue growth rate and discount rate assumptions. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc continued 132

How the scope of our audit responded to the key audit matter Our audit procedures related to the revenue and discount rate assumptions in the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs included the following, among others: • We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the VIU for CGUs and management’s selection of discount rates and forecasts of future revenue growth for each CGU. • With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including evaluating the valuation methodology, testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rate selected by management. • We evaluated management’s ability to accurately forecast future revenue growth by comparing actual results to management’s historical forecasts. • We evaluated the reasonableness of management’s revenue growth rates by comparing to (1) the historical operating results of the CGUs and the Group’s similar businesses, (2) internal communications to management and the board of directors, and (3) external market and industry information to assess consistency with prevailing economic conditions. Key observations We are satisfied that the Group’s revenue and discount rate assumptions are reasonable for the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs and that the recoverable amount of the CGUs is higher than the carrying value. 6. Our application of materiality 6.1. Materiality We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work. Based on our professional judgment, we determined materiality for the financial statements as a whole as follows: Group financial statements Parent company financial statements Materiality $20.55 million (2024: $14.75 million) $11.85 million (2024: $7.37 million) Basis for determining materiality 5% of profit before tax (2024: 5% of profit before tax) 3% of net assets (2024: 3% of net assets, capped at 50% of the Group’s materiality) Rationale for the benchmark applied In determining the Group materiality, we considered several factors, including the needs and interests of the users of the Group financial statements. Profit before tax is considered to be the key metric for the users of the financial statements. In determining Parent Company materiality, we considered several factors, including the needs and interests of the users of the Parent Company financial statements. Net Assets is considered to be the key metric for the users of the financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc continued 133 Audit Committee reporting threshold $1.027m Component performance materiality range $6.68m to $12.69m Group materiality $20.55m PBT $411m g PBT g Group materiality

Marex Group plc – Annual Report 2025
01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Independent Auditor's Report to the Members of Marex Group plc continued

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Parent company financial statements
Performance materiality	65% (2023: 65%) of Group materiality	65% (2023: 65%) of Parent Company materiality
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: a. The quality of the control environment and that we were not able to rely on controls; b. Degree of centralization and commonality of controls and processes; c. The nature, volume and size of uncorrected misstatements arising in the previous audit; and management's willingness to correct misstatements in the current period.	

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $1,027k (2024: $735k) for Group, and $593k (2024: $368k) for the Parent Company, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identify when assessing the overall presentation of the financial statements.

7. An overview of the scope of our audit

7.1. Identification and scoping of components

Our audit scope covers 98% of the Group's total assets and 93% of the Group's Revenue in 2025 (2024: 99% and 94% respectively).

The components were selected based on their quantitative contribution to the Group and qualitative risk factors, resulting in 41 components (2024: 31 components) subject to audits of specified account balances. The number of components subject to audits of specified account balances increased primarily due to acquisitions.

Our audit scope is focused primarily on two locations, the United Kingdom ("UK") and the United States of America ("USA") (2024: 2 locations, the UK and the USA). The Group team, based in the UK, were responsible for audit procedures performed over specified classes of transactions, account balances and disclosures across 32 components with the remaining 9 components tested by the USA component team.

Our component audit procedures were performed using lower levels of performance materiality based on their size relative to the Group. The performance materiality for each component ranged from $6.68 million to $12.69 million (2024: $4.78 million to $6.69 million). We tested the Group's consolidation process and carried out analytical procedures on the residual balances to assess whether there were any additional significant risks of material misstatement in the aggregated financial information of the remaining components not subject to audit procedures.

7.2. Our consideration of the control environment

We obtained an understanding of both relevant business controls over key business cycles and of relevant IT systems. We used IT specialist auditors to test the general IT controls for all relevant systems. In performing our work we identified deficiencies in internal controls over IT user access and balance sheet controls. Whilst certain controls were found to be operating effectively, we planned to adopt a fully substantive audit approach.

7.3. Our consideration of climate-related risks

In planning our audit, we have considered the potential impact of climate change on the Group's business and its financial statements. The Group continues to develop its assessment of and response to the potential impacts of environmental, social and governance ('ESG') related risks, including climate change, as outlined in the Strategic Report on page 66.

We held discussions with management to understand the process for identifying climate-related risks, the consideration of mitigating actions and the impact on the Group's financial statements which can be found in the Climate-related Financial Disclosures Statement section of the Strategic report. Management do not expect any material climate change-related financial impact on their business. We performed our own qualitative risk assessment of the potential impact of climate change on the Group's account balances and classes of transactions based on our understanding of the nature of the Group's underlying operations through inquiries of management and review of the minutes and regulatory correspondence. We read the climate-related disclosures included in the Strategic report section in the annual report and considered whether they are materially consistent with the financial statements and our knowledge obtained in the audit.

7.4. Working with other auditors

The Group audit team exercised appropriate direction, supervision and review of the component auditor in the USA, throughout all phases of the audit, including issuing referral instructions to direct their work, reviewing written reports setting out the results of their audit procedures and inspecting audit documentation. Physical and virtual site visits were undertaken by the Senior Statutory Auditor that involved discussing and challenging the audit approach with the component team and any findings arising from their work, meeting with local management, attending planning and closing meetings and reviewing relevant audit working papers on key risk areas.

134

8. Other information The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 9. Responsibilities of directors As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so. 10. Auditor’s responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report. 11. Extent to which the audit was considered capable of detecting irregularities, including fraud Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. 11.1. Identifying and assessing potential risks related to irregularities In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following: • the nature of the industry and sector, control environment and business performance including the design of the Group’s remuneration policies, key drivers for directors’ remuneration, bonus levels and performance targets; • results of our enquiries of directors, management, internal audit and the audit committee about their own identification and assessment of the risks of irregularities, including those that are specific to the group’s sector; • any matters we identified having obtained and reviewed the Group’s documentation of their policies and procedures relating to: – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance; – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations; Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc continued 135

• the matters discussed among the audit engagement team including component audit teams and relevant internal specialists, including tax, valuations, pensions, IT, forensic, fraud, regulatory and industry specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As a result of these procedures, we considered the opportunities and incentives that may exist within the organization for fraud and identified the greatest potential for fraud in the revenue growth rate assumption in the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs due to the potential for management bias. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override. We also obtained an understanding of the legal and regulatory frameworks that the Group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the United Kingdom Companies Act 2006, FCA Regulation and United Kingdom tax legislation. In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group’s ability to operate or to avoid a material penalty. 11.2. Audit response to risks identified The key audit matters section of our report explains the specific procedures we performed in response to the key audit matter related to the potential risk of fraud identified. In addition to the above, our procedures to respond to other risks relating to irregularities included the following: • reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements; • enquiring of management, the audit committee and in-house and external legal counsel concerning actual and potential litigation and claims; • performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud; • reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and regulators, including the FCA; and • in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgment made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business. We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc continued 136

Report on other legal and regulatory requirements 12. Opinions on other matters prescribed by the Companies Act 2006 In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: • the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and • the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements. In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report. 13. Matters on which we are required to report by exception 13.1. Adequacy of explanations received and accounting records Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not received all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • the parent company financial statements are not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 13.2. Directors’ remuneration Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 14. Use of our report This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed. Giles Lang, FCA (Senior statutory auditor) For and on behalf of Deloitte LLP Statutory Auditor London, United Kingdom 20 March 2026 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Independent Auditor’s Report to the Members of Marex Group plc continued 137

2025 2024 Notes $m $m Commission and fee income 1,823.0 1,618.1 Commission and fee expense (845.5) (762.0) Net commission income 5 977.5 856.1 Net trading income 5 851.9 492.4 Interest income 6 912.8 765.2 Interest expense 6 (760.2) (538.1) Net interest income 6 152.6 227.1 Net physical commodities income 5 42.1 19.1 Revenue 5 2,024.1 1,594.7 Expenses Compensation and benefits 7 (1,234.2) (971.1) Depreciation and amortization 15, 16, 37 (36.1) (29.5) Other expenses 8 (353.9) (306.3) Total expenses (1,624.2) (1,306.9) Net recovery of credit losses 25 0.7 1.7 Bargain purchase gain on acquisitions 12 3.6 — Other income 7.4 6.3 Profit before tax from continuing operations 411.6 295.8 Tax 10 (103.7) (77.8) Profit after tax from continuing operations 307.9 218.0 Loss after tax from discontinued operations 14 (0.2) — Profit after tax 307.7 218.0 Attributable to: Ordinary shareholders of the Group 293.9 204.7 Non-controlling interest 12 (c) 0.5 — Other equity holders1 13.3 13.3 Earnings per share2 Basic (dollars per share) 9 4.12 2.96 Diluted (dollars per share) 9 3.86 2.72 1. Other equity holders relate to holders of AT1 securities. 2. The effect of discontinued operations on basic and diluted earnings per share was not material for the period. The notes on pages 146 to 247 form part of the financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Income Statement For the Year Ended 31 December 2025 138

2025 2024 Notes $m $m Profit after tax 307.7 218.0 Other comprehensive income Items that may be reclassified subsequently to profit and loss: Cash flow hedges Fair value gain/(loss) arising on hedging instruments during the year 38.9 (29.7) Deferred tax (charge)/credit on hedging instruments 10 (10.2) 7.9 Currency translation adjustments 6.7 (3.3) Items that will not be recycled to profit or loss: Change in fair value of financial liabilities designated at FVTPL due to own credit risk — (15.9) Deferred tax credit on change in fair value of financial liabilities designated at FVTPL due to own credit risk 10 — 4.0 Fair value (loss)/gain on investments in equity instruments designated at FVTOCI 17 (0.9) 3.4 Deferred tax credit/(charge) on revaluation of investments 10 0.3 (0.9) Other comprehensive income/(loss), net of tax 34.8 (34.5) Total comprehensive income 342.5 183.5 Attributable to: Ordinary shareholders of the Group 328.7 170.2 Non-controlling interest 0.5 — Other equity holders1 13.3 13.3 1. Other equity holders relate to holders of AT1 securities. The notes on pages 146 to 247 form part of these financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of Other Comprehensive Income For the Year Ended 31 December 2025 139

Registration Number 05613060 31 December 31 December 2025 2024 Notes $m $m Assets Non-current assets Goodwill 13 237.4 176.5 Intangible assets 15 98.0 56.5 Property, plant and equipment 16 34.0 20.8 Right of use asset 37 76.9 59.9 Investments 17 28.5 24.0 Trade and other receivables 25 50.2 — Derivative instruments 23 19.6 — Deferred tax 10 30.6 46.7 Treasury instruments (unpledged) 18 83.1 53.5 Treasury instruments (pledged as collateral) 18 319.9 46.1 Total non-current assets 978.2 484.0 Current assets Corporate income tax receivable 10 27.6 12.5 Trade and other receivables 25 10,993.2 7,553.2 Inventory 20 483.7 35.8 Equity instruments (unpledged) 19 586.9 231.4 Equity instruments (pledged as collateral) 19 6,337.2 4,446.6 Derivative instruments 23 2,320.7 1,163.5 Stock borrowing 34 2,858.2 1,781.7 Treasury instruments (unpledged) 18 138.5 556.2 Treasury instruments (pledged) and assets held under agreements to sell (repledged) 18 3,496.8 2,912.9 Fixed income securities (unpledged) 21 16.0 87.7 Fixed income securities (pledged as collateral) 21 82.4 — Reverse repurchase agreements 24 3,117.1 2,490.4 Cash and cash equivalents 2,881.2 2,556.6 Assets classified as held for sale 14 357.4 — Total current assets 33,696.9 23,828.5 Total assets 34,675.1 24,312.5 The notes on pages 146 to 247 form part of these financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of Financial Position As at 31 December 2025 140

Registration Number 05613060 31 December 31 December 2025 2024 Notes $m $m Liabilities Current liabilities Repurchase agreements 24 4,148.9 2,305.8 Trade and other payables 26 12,956.4 9,740.4 Stock lending 34 5,496.7 4,952.1 Short securities 34 2,215.7 1,704.6 Short term borrowings 27 200.0 152.0 Lease liability 37 9.9 10.5 Derivative instruments 23 2,234.4 751.7 Corporate tax 8.5 41.9 Debt securities 22 3,394.3 2,119.6 Provisions 3.8 0.6 Liabilities related to assets classified as held for sale 14 294.8 — Total current liabilities 30,963.4 21,779.2 Non-current liabilities Lease liability 37 87.4 67.0 Derivative instruments 23 19.4 — Debt securities 22 2,327.3 1,484.9 Deferred tax liability 10 14.0 4.5 Total non-current liabilities 2,448.1 1,556.4 Total liabilities 33,411.5 23,335.6 Total net assets 1,263.6 976.9 Equity Share capital 29 0.1 0.1 Share premium 29 227.2 202.6 Retained earnings 982.0 722.4 Own shares 30 (58.5) (23.2) Other reserves 15.4 (22.6) Total equity attributable to the ordinary shareholders of the Group 1,166.2 879.3 Non-controlling interest (0.2) — Additional Tier 1 capital (AT1) 31 97.6 97.6 Total equity 1,263.6 976.9 The notes on pages 146 to 247 form part of these financial statements. The financial statements on pages 138 to 247 were approved and authorized for issue by the Board of Directors on 20 March 2026 and are signed on its behalf by: I T Lowitt Director 20 March 2026 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of Financial Position continued As at 31 December 2025 141

At 1 January 2024 0.1 134.3 555.3 (9.8) (1.6) 678.3 — 97.6 775.9 Profit after tax for the period — — 204.7 — — 204.7 — 13.3 218.0 Fair value loss on hedging instruments — — — — (29.7) (29.7) — — (29.7) Deferred tax on hedging instruments — — — — 7.9 7.9 — — 7.9 Change in fair value of financial liabilities designated at FVTPL due to own credit risk — — — — (15.9) (15.9) — — (15.9) Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk — — — — 4.0 4.0 — — 4.0 Gain on revaluation of investments — — — — 3.4 3.4 — — 3.4 Deferred tax on revaluation of investments — — — — (0.9) (0.9) — — (0.9) Currency translation adjustments — — — — (3.3) (3.3) — — (3.3) Total comprehensive income for the period — — 204.7 — (34.5) 170.2 — 13.3 183.5 AT1 dividends paid 31 — — — — — — — (13.3) (13.3) Ordinary dividends paid 11 — — (63.8) — — (63.8) — — (63.8) Share premium — 68.3 — — — 68.3 — — 68.3 Repurchase of own shares — — — (19.8) — (19.8) — — (19.8) Fair value of the cash settlement option on the growth shares — — 2.3 — — 2.3 — — 2.3 Share-based payments — — 29.6 — — 29.6 — — 29.6 Deferred tax on share based payments — — — — 12.8 12.8 — — 12.8 Current tax on share based payments — — — — 0.9 0.9 — — 0.9 Share settlement of share-based awards — — (6.4) 6.4 — — — — — Other movements — — 0.7 — (0.2) 0.5 — — 0.5 At 31 December 2024 0.1 202.6 722.4 (23.2) (22.6) 879.3 — 97.6 976.9 Share capital Share premium Retained earnings Own Shares Other reserves Equity attributable to the ordinary shareholders of the Group Non- controlling interest Additional Tier 1 capital (AT1) Total Equity Notes $m $m $m $m $m $m $m $m Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of the Changes in Equity For the Year Ended 31 December 2025 142

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Consolidated Statement of the Changes in Equity continued

For the Year Ended 31 December 2025

	Notes	Share capital $m	Share premium $m	Retained earnings $m	Own Shares $m	Other reserves $m	Equity attributable to the ordinary shareholders of the Group $m	Non-controlling interest $m	Additional Tier 1 capital (AT1) $m	Total Equity
At 31 December 2024 and 1 January 2025		0.1	202.6	722.4	(23.2)	(22.6)	879.3	—	97.6	976.9
Profit after tax for the period		—	—	293.9	—	—	293.9	0.5	13.3	307.7
Fair value gain on hedging instruments		—	—	—	—	38.9	38.9	—	—	38.9
Deferred tax on hedging instruments		—	—	—	—	(10.2)	(10.2)	—	—	(10.2)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	—	—	—	—
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	—	—	—	—
Loss on revaluation of investments		—	—	—	—	(0.9)	(0.9)	—	—	(0.9)
Deferred tax on revaluation of investments		—	—	—	—	0.3	0.3	—	—	0.3
Currency translation adjustments		—	—	—	—	6.7	6.7	—	—	6.7
Total comprehensive income for the period		—	—	293.9	—	34.8	328.7	0.5	13.3	342.5
AT1 dividends paid	31	—	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	11	—	—	(42.2)	—	—	(42.2)	—	—	(42.2)
Share premium		—	24.6	—	(24.6)	—	—	—	—	—
Share-based payments		—	—	43.5	—	—	43.5	—	—	43.5
Deferred tax on share based payments		—	—	—	—	(5.6)	(5.6)	—	—	(5.6)
Current tax on share based payments		—	—	—	—	8.8	8.8	—	—	8.8
Acquisition of own shares		—	—	—	(44.1)	—	(44.1)	—	—	(44.1)
Share settlement of share-based awards		—	—	(33.4)	33.4	—	—	—	—	—
Transactions with minority interest holders		—	—	(2.2)	—	—	(2.2)	(0.7)	—	(2.9)
At 31 December 2025		0.1	227.2	982.0	(58.5)	15.4	1,166.2	(0.2)	97.6	1,263.6

143

Reconciliation of profit before tax to net cash flows from operating activities Profit before tax from continuing operations 411.6 295.8 Adjustments for non-cash items Depreciation, amortization & impairment of property, plant & equipment, right-of-use asset and intangibles 15, 16,37 36.1 28.8 Bargain purchase gain on acquisitions 12 (3.6) — Net recovery of credit losses (0.7) (1.7) Share-based compensation expense 7 43.5 29.6 Other non-cash movements including exchange rate movements 12, 13,16,37 (49.7) 16.8 Changes in operating assets and liabilities (Increase) in trade and other receivables (2,570.2) (2,757.9) Increase in trade and other payables 2,259.9 2,952.6 (Increase)/decrease in fixed income securities 21 6.8 (11.0) (Increase) in treasury instruments 18 (469.6) (663.1) (Decrease)/Increase in net stock borrowing and lending 34 (549.4) 3,348.5 (Increase) in equity instruments (1,721.2) (3,376.9) Increase/ (decrease) in net repurchase and reverse repurchase agreements 24 1,216.4 (103.7) Net decrease/(increase) in derivative instruments 23 469.3 (188.1) Net increase in debt securities1 22 2,123.4 1,372.3 Increase in borrowings 27 27.8 152.0 (Increase)/decrease in inventory 20 (422.0) 127.6 Corporation tax paid (140.9) (58.1) Net cash inflow from operating activities 667.5 1,163.5 2025 2024 Notes $m $m During 2025, interest received was $908.9m (2024: $768.3m), interest paid was $751.1m (2024: $521.9m) and dividends received were $nil (2024: $nil). 1. Included in the movement in debt securities is the movement of EMTN notes and the Group's debt issuance during May 2025. Please refer to note 22 for further detail. The notes on pages 146 to 247 form part of these financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of Cash Flows For the Year Ended 31 December 2025 144

2025 2024 Notes $m $m Investing activities Acquisition of businesses, net of cash acquired 12 (241.6) (11.0) Purchase of investments 17 (2.9) (5.1) Proceeds from sale of investments 17 — 0.7 Purchase of intangible assets 15 (6.7) (8.2) Purchase of property, plant and equipment 16 (13.1) (11.7) Net cash used in investing activities (264.3) (35.3) Financing activities Proceeds from issuance of ordinary shares 29 — 73.1 Issuance costs of ordinary shares 29 — (4.8) Repayment of debt securities 22 (6.3) — Purchase of own shares 30 (44.1) (19.8) Dividends paid 11,31 (55.5) (77.1) Lease incentive received — 6.4 Payment of lease liabilities 37 (18.0) (15.0) Net cash used in financing activities (123.9) (37.2) Net increase in cash and cash equivalents including cash within assets held for sale 279.3 1,091.0 Less: Net increase in cash within assets held for sale 14 (13.5) — Net increase in cash and cash equivalents 265.8 1,091.0 Cash and cash equivalents Cash and cash equivalents at 1 January 2,556.6 1,483.5 Increase in cash 265.8 1,091.0 Effect of foreign exchange rate changes 58.8 (17.9) Cash and cash equivalents at 31 December 1 2,881.2 2,556.6 In accordance with IFRS 5.33(c), separate disclosure of net cash flows attributable to the discontinued operation by operating, investing and financing category has not been presented, as the subsidiary was newly acquired and classified as held for sale at acquisition. 1. Cash and cash equivalents includes restricted cash of $194.9m at 31 December 2025 (2024: $173.9m). The notes on pages 146 to 247 form part of these financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Consolidated Statement of Cash Flows continued For the Year Ended 31 December 2025 145

1 General Information Marex Group plc (the ‘Company’) is incorporated in England and Wales under the Companies Act. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The principal activities of Marex Group plc and its subsidiaries (the 'Group') and the nature of the Group’s operations are set out in note 5. The consolidated financial statements of the Group and the separate financial statements of the Company comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. These financial statements are also prepared in accordance with International Financial Reporting Standards (‘IFRS Accounting Standards’), as issued by the International Accounting Standards Board ('IASB'), including interpretations issued by the IFRS Interpretations Committee. There are currently no differences between UK-adopted international accounting standards and IFRS Accounting Standards as issued by the IASB. There were no unendorsed standards effective for the year ended 31 December 2025 affecting these consolidated and separate financial statements. The consolidated financial statements of the Group are presented in US dollars (‘USD’ or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated. 2 Adoption of New and Revised Standards (a) New and amended IFRS Accounting Standards that are effective for the current year The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates The amendments to IAS 21 sets out the requirements to help entities to assess exchangeability between two currencies, and to determine the spot exchange rate, when exchangeability is lacking. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. When a currency is not exchangeable into another currency, the spot exchange rate needs to be estimated. The objective in estimating the spot exchange rate at a measurement date is to determine the rate at which an orderly exchange transaction would take place at that date between market participants under prevailing economic conditions. The amendments had no impact on the Group’s consolidated financial statements. (b) New and revised IFRS Accounting Standards in issue, but not yet effective At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards. Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments: Classification and Measurement In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments ('the Amendments'). The Amendments include: • A clarification that a financial liability is derecognized on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the 'settlement date'. • Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments. • The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income ('OCI'). The Amendments are effective for annual periods beginning on or after 1 January 2026 with earlier adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material impact on the Group's consolidated financial statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements For the Year Ended 31 December 2025 146

2 Adoption of New and Revised Standards continued IFRS 18 Presentation and Disclosure in Financial Statements In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for annual periods beginning on or after 1 January 2027 and will apply retrospectively. The application of IFRS 18 will have an impact on the Group’s consolidated financial statements in future periods. The assessment to identify all impacts the new requirements will have on the consolidated financial statements is ongoing. IFRS 19 Subsidiaries without Public Accountability: Disclosures In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards. IFRS 19 will become effective for annual periods beginning on or after 1 January 2027. As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19. 3 Material Accounting Policy Information The Group is required to disclose material accounting policy information. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements when considered together with other information included in the financial statements. The Group considers an accounting policy as material if the information relates to material transactions, other events or conditions or involves a high degree of uncertainty and has a material impact on the financial statements. The principal accounting policies adopted are set out below. (a) Basis of accounting The consolidated financial statements of the Group and the standalone financial statements of Marex Group plc have been prepared on a historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair value, as explained in the accounting policies below. The Company has taken the exemption in section 408(3) of the Companies Act 2006 not to present a standalone income statement, standalone statement of comprehensive income and related notes that form part of the Company financial statements. (b) Basis of consolidation The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company: • has the power over the investee; • is exposed, or has rights, to variable return from its involvement with the investee; and • has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 147

3 Material Accounting Policy Information continued (b) Basis of consolidation continued Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation. (c) Current versus non-current classification The Group presents assets and liabilities in the statement of financial position based on current or non-current classification. An asset is current when it is: • expected to be realized or intended to be sold or consumed in the normal operating cycle; • held primarily for the purpose of trading; or • expected to be realized within 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: • it is expected to be settled in the normal operating cycle; • it is held primarily for the purpose of trading; • it is due to be settled within 12 months after the reporting period; or • the Group does not have the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period. The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification. The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities. (d) Going concern The Directors have assessed the going concern basis of preparation of the Group’s consolidated financial statements, drawing on the Group's Internal Capital Adequacy and Risk Assessment (ICARA) process as the principal framework for this evaluation. Through the ICARA, the Directors have identified and assessed the material risks and potential harms to which the Group is exposed, including market risk arising from proprietary positions and client-related exposures, credit and counterparty risk, operational and business continuity risk, and liquidity risk arising from potential stress on funding lines and collateral requirements. These risks have been incorporated into a range of severe but plausible stress scenarios, including adverse market movements leading to increased margin calls and potential counterparty default, a sustained reduction in trading volumes and revenue, and a combined market and liquidity stress reflecting correlated risk factors. The scenarios have been calibrated with reference to both historical stress events and forward-looking indicators reflecting the current macroeconomic and geopolitical environment. The results of these stress tests demonstrate that the Group maintains sufficient regulatory capital and liquidity resources throughout the forecast period to meet its Investment Firm Prudential Regime (IFPR) requirements, including its own funds threshold requirement and liquid assets threshold requirement. The Group also retains adequate headroom within its credit facilities, with sufficient cash and undrawn balances to meet contractual maturities and covenant obligations under stressed conditions. On this basis, the Directors have concluded that no material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern for a period of at least 12 months from the date these financial statements were approved and authorized for issuance. Accordingly, the Directors continue to adopt the going concern basis of accounting in preparing these consolidated financial statements. (e) Business combinations Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the income statement as incurred and presented within other expenses. At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair values at the acquisition date, except that, where relevant: • deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 148

3 Material Accounting Policy Information continued (e) Business combinations continued • liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and • assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non- current Assets held for Sale and Discontinued Operations are measured in accordance with IFRS 5. Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognized immediately in the income statement as a bargain purchase gain. When the consideration transferred by the Group in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification. Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in the income statement. Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement. (f) Revenue recognition The Group’s Revenue consists of: Net commission and fee income Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when customers trade exchange traded derivatives, over-the-counter ('OTC') traded derivatives, fixed income securities and equity securities. The Group is responsible for executing and clearing its customers’ purchases and sales and as such it acts as principal, as a result, commission and fee income is recognized on a gross basis. Commissions charged to customers on exchange traded derivatives and over-the-counter traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed (i.e. when the performance obligation is satisfied). Commissions charged to customers on traded securities are sales-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value. Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organizations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transaction based, they are recognized at a point in time on the trade date along with the related commission income when the client order is cleared or executed. In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing brokers' commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients' accounts. No other costs related to the generation of commission income are included within commission and fee expense. Net trading income Net trading income includes realized and unrealized gains and losses derived from transactions in OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, repurchase and reverse repurchase agreements, fixed income securities, and foreign exchange. These transactions are the result of trading activity, being managed at fair value. As such the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties, and where the Group enters into these transactions on its own account. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 149

3 Material Accounting Policy Information continued (f) Revenue recognition continued Net trading income also includes fair value movements on the following financial liabilities designated at fair value through profit or loss: • Structured notes, are hybrid debt securities issued. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income; • Repurchase agreements and stock loans, held as part of the Group's trading book, are managed at fair value. The fair value movements, including the realized gain or loss on settlement, and the interest derived from the activity is recorded within net trading income. In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognized immediately in the income statement in net trading income only when: • the fair value determined using valuation models is based only on observable inputs; • the fair value determined using valuation models is based on both observable and unobservable inputs but the impact of the unobservable inputs in the fair value is insignificant. In all other cases, the financial instrument is initially recognized at the transaction price and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern. Net interest income Interest income includes the interest earned on the cash and financial instruments balances held on behalf of the Group's clients as well as the Group's own cash balances and the interest earned from investments in reverse repurchase agreements and US Treasuries which are undertaken on the Group’s own behalf instead of the facilitation of the Group’s market making and opportunistic trading activities. Interest income is calculated using the effective interest rate (‘EIR’) method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortized cost of the financial liability. Interest expense includes interest paid to our clients on their balances and interest paid on debt securities issued and other drawn borrowings. Interest expense is calculated using the effective interest method. The interest expense component of the Group’s structured notes, designated at fair value through profit or loss is also presented in interest expense. This approach aligns with the way that the Group manages the issued debt securities, as it considers the structured notes to be a source of liquidity and funding and therefore the interest flows are crucial to understanding the interest rate sensitivity of the Group. Net physical commodities income The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit or loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position. (g) Tax The tax expense represents the sum of the tax currently payable and deferred tax. Current tax The current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 150

3 Material Accounting Policy Information continued (g) Tax continued Deferred tax Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realize the asset and settle the liability simultaneously. Current tax and deferred tax for the year Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 securities in respect of which the coupon is charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination. In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes for which it relies on estimates and assumptions and may involve judgments about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all tax liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations. Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. (h) Impairment of non-financial assets Impairment tests on goodwill and intangible assets with indefinite useful lives are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The impairment test is carried out on the asset’s cash generating unit (i.e. the smallest group of assets in which the asset belongs for which management measures separately identifiable cash flows). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise, they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation can be identified. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 151

3 Material Accounting Policy Information continued (h) Impairment of non-financial assets continued The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which the estimates of future cash flows have not been adjusted. Where the carrying value of an asset exceeds its recoverable amount an impairment loss is recognized in the income statement. An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (i) Financial instruments Initial recognition and measurement Financial assets and financial liabilities are recognized in the Group’s statement of financial position on a trade-date basis, being the date when the Group becomes a party to the contractual provisions of the instrument. The Group's financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of the financial instrument, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Financial assets are classified based on the business model within which the asset is held and the characteristics of the financial asset’s contractual cash flows. Financial assets are classified on initial recognition based on the Group's assessment of the following criteria: • the Group's business model for managing the asset; and • whether the contractual cashflows represent solely payments of principal and interest (SPPI) on the principal amount outstanding. Following Group's assessment of this criteria, subsequent measurement is recognized at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Financial assets All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace. All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets. Financial assets measured at amortized cost Financial assets are measured at amortized cost when the following conditions are satisfied: • the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Additionally, financial assets are not measured at amortized cost if they have been classified as designated at FVTPL. Financial instruments measured at fair value through other comprehensive income (FVTOCI) Financial assets that meet both of the following conditions and have not been designated as at FVTPL are measured at FVTOCI: • the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through profit or loss (FVTPL) Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 152

3 Material Accounting Policy Information continued (i) Financial instruments continued Financial assets that do not meet the criteria to be measured at amortized cost or FVTOCI are subsequently measured at FVTPL. These include the following categories: • financial assets that are held for active trading or held as part of a portfolio that is managed together with short-term profit or position taking (held for trading (HFT)). This classification includes all derivative financial assets, except those that are designated as hedging instruments in qualifying hedge relationships and are classified as FVTPL: • financial assets in a business model whose objective is achieved by managing the financial assets on a fair value basis in order to realize gains and losses as opposed to a business model in which the objective is to collect contractual cash flows (FVTPL): • financial assets that fail the SPPI test (FVTPL): and • financial assets that have been designated to be measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset: • the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and • the Group may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. The following accounting policies apply to the subsequent measurement of financial assets. Amortized cost and effective interest rate method The effective interest rate method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. For financial instruments other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the contrary, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance. Interest income is recognized using the EIR method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial instruments other than purchased or originated credit- impaired financial assets, interest income is calculated by applying the EIR to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit- impaired. For financial assets that have subsequently become credit-impaired interest income is recognized by applying the EIR to the amortized cost of the financial asset. Investments in debt instruments classified as amortized cost Debt instruments classified as amortized cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired. The Group’s financial assets held at amortized cost include US treasury and agency bonds (classified as Treasury Instruments on the statement of financial position) and trade receivables. Investments in equity designated as at FVTOCI On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination to which IFRS 3 Business Combinations ("IFRS 3") applies. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 153

3 Material Accounting Policy Information continued (i) Financial instruments continued A financial asset is held for trading if: • it has been acquired principally for the purpose of selling it in the near term; or • on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has evidence of a recent actual pattern of short-term profit taking; or • it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument). Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and are presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9. Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL. Specifically: • investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and, • debt instruments that do not meet the amortized cost criteria are classified as FVTPL, such as the fixed income securities and reverse repurchase agreements which the Group holds to settle the trading and market making obligations of the Group. For financial assets that are measured at FVTPL, either through the business model test or designation, interest income is recorded as a part of the changes in the fair value of the asset, and including other components is recorded within net trading income. Investments in equity instruments remeasured at FVTPL include equity securities and derivative instruments which have equities as the underlier. Impairment of financial assets The Group recognizes a loss allowance for expected credit losses ('ECL') on investments in debt instruments that are measured at amortized cost or at FVTOCI. No impairment loss is recognized for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group always recognizes lifetime ECL for trade receivables. ECL are a probability‐weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation. For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that is possible within 12 months after the reporting date. Measurement and recognition of expected credit losses At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit- impaired (Stage 3), an allowance (or provision) is recognized for the lifetime ECL. The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as indicated above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date, less any collateral held. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 154

3 Material Accounting Policy Information continued (i) Financial instruments continued For financial assets, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. Where lifetime ECL is measured on a collective basis to cater for cases where evidence of significant increases in credit risk at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis: • nature of financial instruments; and • external credit ratings where available. If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date. The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount in the statement of financial position. Simplified approach The Group adopts a simplified approach for trade receivables whereby allowances are always equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade receivable balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analyzing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information. Significant increases in credit risk In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition: • an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; and • significant deterioration in external market indicators of credit risk for a particular financial instrument. The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk, based on all of the following: (i) the financial instrument has a low risk of default in accordance with either internal or external credit ratings; (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and (iii) adverse changes in economic and business conditions in the long term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that each criterion is capable of identifying a significant increase in credit risk before the amount becomes past due. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 155

3 Material Accounting Policy Information continued (i) Financial instruments continued Definition of default The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables and other assets that meet either of the following criteria are generally not recoverable: • when there is a breach of financial covenants by the counterparty; or • information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group) or partially. Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: • significant financial difficulty of the issuer or the borrower; • a breach of contract, such as default or past due event; • it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or • the disappearance of an active market for that financial asset because of financial difficulties. Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to collection activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss. Presentation of impairment The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position. Provision for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement. Derecognition of financial assets The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received. On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 156

3 Material Accounting Policy Information continued (i) Financial instruments continued Financial liabilities All financial liabilities are measured subsequently at amortized cost using the effective interest rate method or at FVTPL. Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below. Financial liabilities at FVTPL Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) designated as at FVTPL. A financial liability is classified as held for trading if: • it has been acquired principally for the purpose of repurchasing it in the near term; or • on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or • it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if: • such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or • the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or • it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated at FVTPL. Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognized in interest expense based on the implied variable market interest rate. The fair value associated with the remaining underlying risk is recognized in net trading income. In respect of financial liabilities that are designated as at FVTPL (i.e. structured notes issued, repurchase agreements and stock lending), the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognized in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability. Financial liabilities measured at amortized cost Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortized cost using the effective interest rate method. Derecognition of financial liabilities A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the income statement. When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognized in the income statement as the modification gain or loss. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 157

3 Material Accounting Policy Information continued (i) Financial instruments continued Offsetting of financial assets and liabilities Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention and ability to settle on a net basis, or to realize the assets and liabilities simultaneously. The financial assets and liabilities which met the requirements for offsetting have been presented in note 34(c). Derivative instruments The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. This includes embedded derivatives in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. The Group utilizes the services of a prime broker to enter into derivative contracts that are used to economically hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the prime broker and various derivative instruments represent one unit of account and should be shown within ‘Derivative Assets’ in the statement of financial position. Issued debt and equity instruments The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognized (other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity. Debt securities are the Group's issued debt instruments which are comprised of hybrid financial instruments and vanilla debt instrument. Structured notes issued are hybrid financial instruments and are composed of debt components and embedded derivatives and are designated as FVTPL. Changes in fair value are recognized within net trading income except for changes related to the Group’s own credit risk which are recognized in other comprehensive income and interest related to the hybrid debt securities is presented within interest expense. Vanilla debt instruments are presented within debt securities in line with their maturity profile and have no other embedded or linked instruments. The Group presents the hedged interest expense related to vanilla debt instruments through interest expense. (j) Inventories The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2, Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division. The cost of such inventories including the changes in their fair value is recognized within "Net physical commodities income" in the consolidated income statement. The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its cryptocurrency client offerings. The Group does not act as a custodian for crypto and, other than in limited circumstances, does not allow clients to provide crypto as security for client activity. The Group holds these cryptocurrencies in either a hot wallet at Fireblocks (kept online) or in cold storage at a crypto custodian (kept offline). The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell. The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell. The cost of such inventories including the changes in their fair value is recognized within "Net trading income' in the consolidated income statement. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 158

3 Material Accounting Policy Information continued (k) Physical commodity contracts The Group trades in physical commodity contracts for the purposes of trading. As such, these contracts meet the definition of a derivative financial instrument and therefore where outstanding at year end are recorded at fair value on the statement of financial position with changes in fair value reflected within net physical commodities income. (l) Derivative financial instruments and hedging activities Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of the report period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either: • Fair value hedges: Hedges of the change in the fair value of recognized assets or liabilities or unidentified firm commitments; or • Cash flow hedges: Hedges of a particular risks associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions. At the inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, including the risk management objective and strategy for undertaking the hedge. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been "highly effective" in offsetting changes in fair values or cash flows of hedged items. Fair value hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of the hedge is recognized in the consolidated income statement within the same line item as the hedged item. Cash flow hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (OCI) and accumulated in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any accumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated income statement. As at 31 December 2025 the Group did not have any net investment hedge relationships. Derivatives that do not qualify for hedge accounting Certain derivative instruments do not qualify for hedge accounting or the Group chooses not to designate them as such. Changes in the fair value of any derivative instruments that does not qualify for hedge accounting are recognized immediately in the consolidated income statement within net trading income. (m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending As part of the Group's trading, financing and liquidity management activities, the Group purchases debt securities under agreements to resell (a reverse repurchase agreement – ‘reverse repo’), sells debt securities under agreements to repurchase (a repurchase agreement - ‘repo’), enters into stock borrowing transactions, and stock lending transactions which are classified as follows: Trading • The Group's reverse repo and stock borrowing transactions which are used to meet counterparty needs under matched book principal strategies and market making trading activities are considered to form part of the Group's held for trading business model and are measured at fair value through profit or loss. The Group’s repos and stock lending transactions which are used to finance securities and support the facilitation of client activity are designated as financial liabilities at fair value through profit or loss to reflect the fact that both assets and liabilities are managed and evaluated together on a fair value basis and therefore better reflects the economic reality and eliminates an accounting mismatch. • The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities (collectively referred to as the 'Securities Financing business') as net trading income. Net trading income includes the realized transactional purchases and sales as well as any residual interest income and expense arising from these structures. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 159

3 Material Accounting Policy Information continued (m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending continued Funding and Liquidity • The portion of the Group's reverse repo, repo, stock borrowing and stock lending transactions which are entered into for own purposes such as investment of excess cash or raising funding (also referred to as 'For Needs' funding) are measured at amortized cost. They are held in a business model to collect contractual cash flows and meet contractual payment obligations and are therefore recognized at amortized cost. • The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities as net interest income. Collateral It is the Group’s policy to receive or pledge cash or securities (non-cash collateral) to collateralize such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral daily, requiring counterparties to deposit additional collateral or return collateral pledged. Any non-cash collateral received is not included on the statement of financial position as the Group does not acquire the risk and rewards of ownership, however they are recorded off-balance sheet as collateral received. Cash consideration paid (or cash collateral provided) is accounted for as a loan asset at amortized cost unless it is mandatorily classified as fair value through profit or loss. Whereas the securities and stock are retained on the balance sheet as the Group retains substantially all the risk and rewards of ownership and these securities and stock are disclosed as pledged collateral. Cash consideration received (or cash collateral received) is accounted for as a financial liability at amortized cost unless it is irrevocably designated at fair value through profit or loss at initial recognition. The treatment of the non-cash collateral received or pledged remains consistent irrespective of the business model. (n) Cash and cash equivalents The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker- dealers, clearing organizations, counterparties or segregated under federal or other regulations is recognized on the statement of financial position. Cash flow classification Cash flows from debt securities issued and redeemed which support Group’s ordinary funding and liquidity management activities that support the Group’s revenue-generating operations are classified as cash flows from operating activities in the Group’s statement of cash flows. Cash flows from the issuance and redemption of debt instruments that represent capital or structural funding of the Group, including instruments issued to satisfy regulatory capital requirements or other debt instruments that form part of the Group’s long-term capital structure, are classified as cash flows from financing activities in the Group’s statement of cash flows. For more information on the components of the Group's debt securities refer to Note 22. Client money Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore, funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts (which are off-balance sheet and further disclosed under note 28 "Client Money"). Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealers. Rule 15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with Group funds. Under the FCA's rules certain categories of clients may choose to opt-out of segregation. Safeguarded funds In accordance with Regulation 23 of the Payment Services Regulations 2017, the Group is required to safeguard funds received from or on behalf of payment service users for the execution of payment transactions. Safeguarded funds are held in segregated accounts at authorized credit institutions regulated by the Prudential Regulations Authority and the FCA. These accounts are designated as safeguarding accounts and are used exclusively for holding customer funds. The Group holds these funds in a custodial capacity on behalf of payment service users and has no control over these funds. The funds are held for the benefit of payment service users and are protected from claims by the Group's creditors. Accordingly, safeguarded funds are not recognized on the Group's statement of financial position. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 160

3 Material Accounting Policy Information continued (o) Share-based payments The Group operates various share-based compensation schemes. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 33. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of equity instruments that will eventually vest. The expense is recognized in compensation and benefits, together with a corresponding increase in equity. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision on the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves. For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in the income statement for the year. (p) Trade and other receivables Trade and other receivables predominantly comprise financial assets that are initially recognized at fair value and subsequently measured at amortized cost in accordance with the Group’s financial instruments policy set out in note 3(i). These balances mainly comprise Amounts due from exchanges, clearing houses and other counterparties, Amounts receivable from clients, Settlement balances, Amounts due from Prime Brokers, Trade Debtors and Default funds and deposits. Interest income is recognized using the effective interest method. Impairment is assessed under the expected credit loss model described in note 3(i), with the simplified approach applied to trade receivables. The Group also holds a small number of receivable balances that are measured at fair value through profit or loss or that represent non-financial assets. Further information on these items is provided in the related note to the financial statements (see note 25). (q) Trade and other payables Trade and other payables predominantly comprise financial liabilities that are initially recognized at fair value and subsequently measured at amortized cost in accordance with the Group’s financial instruments policy in note 3(i). These balances mainly consist of Amounts due to exchanges, clearing houses and other counterparties, Amounts payable to clients and Amounts due to Prime Brokers. The Group also holds a small number of payable balances that are measured at fair value through profit or loss or that represents non-financial liabilities, such as accruals and tax balances, which are recognized and measured in accordance with the applicable accounting standards. Further information on the composition of trade and other payables is provided in the related note to the financial statements (see note 26). Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 161

3 Material Accounting Policy Information continued (r) Non-current assets held for sale and associated liabilities The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Non- current assets (or disposal groups) are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition, subject only to terms that are usual and customary for such sales, and the sale must be highly probable. When a non-current asset is acquired exclusively with a view to its subsequent disposal, the asset (or disposal group) can be classified as held for sale at the acquisition date only if the sale is anticipated to be complete within one year and it is highly probable that any remaining classification criteria will be satisfied shortly after the acquisition. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Newly acquired asset (or disposal group), as part of a business combination, that meet the criteria to be classified as held for sale shall be measured at fair value less cost to sell. Assets classified as held for sale and related liabilities are presented separately on the consolidated statement of financial position. 4 Critical accounting judgements and key sources of estimation uncertainty In the application of the Group’s accounting policies, the Directors are required to make judgments, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances. Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the period an estimate is revised. No critical accounting judgments have been applied in the preparation of these financial statements. Key sources of estimation uncertainty are as follows: Impairment of goodwill Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which the goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future cash flow from the cash generating unit and a suitable discount rate in order to calculate the present value. A number of factors, many of which the Group has limited ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include: • a prolonged global or regional economic downturn; • a significant decrease in the demand for the Group’s services; • a significant adverse change in legal factors or in the business climate; • an adverse action or assessment by a regulator; and • successful efforts by our competitors to gain market share in our markets. Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate occur, a material impairment loss or a further impairment loss may arise when a cash generating unit has previously been impaired. The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue and cost growth rates as well as terminal growth rates. The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 13. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 162

5 Segmental Analysis Operating segment information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies. Adjusted Profit Before Tax is the segmental performance measure management use to assess the performance of the Group's segments. This measure excludes income and expenses that are not considered directly related to the performance of the Group's segments. For management purposes, the Group is organized into the following operating segments, based on the services provided, as follows: • Clearing – Clearing is the interface between exchanges and clients. Clearing provides the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, Clearing acts as principal on behalf of our clients and generates revenue on a commission per trade basis. Clearing provides clearing services across markets including metals, agricultural products, energy and financial securities across different geographies. • Agency and Execution – Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have significant positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams. Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime Services business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading. • Market Making – Market Making acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes. • Hedging and Investment Solutions – Hedging and Investment Solutions offers bespoke hedging and investment solutions to our clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons. • The Corporate segment – Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 163

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

5 Segmental Analysis continued

The below disaggregation shows the revenue by each of the 5 operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognized over time is not material.

Segment information for the year ended 31 December 2025:

	Clearing[2] $m	Agency and Execution[3] $m	Market Making[4] $m	Hedging and Investment Solutions[5] $m	Corporate[6] $m	Total $m
Commission and fee income	1,036.7	764.1	22.2	—	—	1,823.0
Commission and fee expense	(761.3)	(63.2)	(21.0)	—	—	(845.5)
Net commission income/(expense)	275.4	700.9	1.2	—	—	977.5
Net trading income	25.2	333.0	220.9	272.8	—	851.9
Interest income/(expense)	314.9	27.4	—	—	(189.7)	152.6
Inter-segmental funding allocations[1]	(87.3)	(16.1)	(24.7)	(76.0)	204.1	—
Net interest income/(expense)	227.6	11.3	(24.7)	(76.0)	14.4	152.6
Net physical commodities income	—	4.0	38.1	—	—	42.1
Revenue	528.2	1,049.2	235.5	196.8	14.4	2,024.1
Adjusted profit/(loss) before tax	261.5	280.9	68.9	43.5	(236.7)	418.1
Other segment information						
Depreciation and amortization	(0.5)	(0.6)	(0.5)	(0.6)	(33.9)	(36.1)
Compensation and benefits	(136.8)	(587.2)	(111.8)	(86.0)	(312.5)	(1,234.2)

1. The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
2. Clearing provides connectivity between clients, exchanges and clearing houses across four principal markets: metals, agriculture, energy and financial products.
3. Agency and Execution revenue for 2025 can be split as follows: energy $331.3m (2024: $286.3m) and financial securities $710.3m (2024: $407.2m) and other revenue $7.6m (2024: $1.7m)
4. Market Making revenue for 2025 can be split as follows: metals $137.6m (2024: $105.9m), agriculture $11.6m (2024: $33.8m), energy $33.9m (2024: $32.5m) and financial securities $52.4m (2024: $35.6m).
5. Revenue within the Hedging and Investment Solutions segment can be split as follows: hedging solutions $79.3m (2024: $69.2m) and financial products $117.5m (2024: $92.3m).
6. Corporate manages the Group's funding requirements, interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources., Revenue for 2025 is $14.4m (2024: $63.9m).

164

Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

5 Segmental Analysis continued

Segment information for the year ended 31 December 2024:

	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investment Solutions $m	Corporate $m	Total $m
Commission and fee income	950.8	652.5	14.8	—	—	1,618.1
Commission and fee expense	(687.8)	(55.4)	(18.8)	—	—	(762.0)
Net commission income/(expense)	263.0	597.1	(4.0)	—	—	856.1
Net trading income/(expense)	5.2	61.3	215.6	210.3	—	492.4
Interest income/(expense)	317.8	39.2	—	—	(129.9)	227.1
Inter-segmental funding allocations[1]	(119.7)	(4.6)	(20.7)	(48.8)	193.8	—
Net interest income/(expense)	198.1	34.6	(20.7)	(48.8)	63.9	227.1
Net physical commodities income	—	2.2	16.9	—	—	19.1
Revenue	466.3	695.2	207.8	161.5	63.9	1,594.7
Adjusted profit/(loss) before tax	247.3	107.9	65.6	42.0	(141.7)	321.1
Other segment information						
Depreciation and amortization	(0.4)	(0.8)	(0.4)	(0.7)	(27.2)	(29.5)
Compensation and benefits	(118.4)	(449.5)	(89.7)	(70.2)	(243.3)	(971.1)

1. The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

165

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

5 Segmental Analysis continued

Contract assets

There were no assets that met the definition of a contract asset as at 31 December 2025 (2024: $nil).

Revenues within the scope of IFRS 15 of $887.8m (2024: $772.1m) are included within commission and fee income in the income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income. Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.

Adjusted Profit Before Tax

We define Adjusted Profit Before Tax as profit before tax adjusted for (1) bargain purchase gains, (2) amortization of acquired brands and customer lists, (3) activities relating to shareholders, (4) employer tax on the vesting of growth shares, (5) owner fees, (6) IPO preparation costs, (7) fair value of the cash settlement option on the growth shares and (8) public offering of ordinary shares, (9) acquisition costs. Items (1) to (9) are referred to as "Adjusting Items." Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring, which can vary significantly between periods and are not considered part of the Group's core operations. Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.

Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	2025 $m	2024 $m
Total segments adjusted profit before tax	**418.1**	321.1
Bargain purchase gains[1]	**3.6**	—
Amortization of acquired brands and customer lists[2]	**(6.9)**	(5.5)
Activities relating to shareholders[3]	**—**	(2.4)
Employer tax on vesting of growth shares[4]	**—**	(2.2)
Owner fees[5]	**(0.4)**	(2.4)
IPO preparation costs[6]	**—**	(8.6)
Fair value of the cash settlement option on the growth share[7]	**—**	(2.3)
Public offering of ordinary shares[8]	**(1.3)**	(1.9)
Acquisition Costs[9]	**(1.5)**	—
Profit before tax from continuing operations	**411.6**	295.8

1. In 2025 a bargain purchase gain, presented in bargain purchase gain on acquisitions in the financial statements, was recognized from the acquisition of Darton Group Limited.
2. This represents the amortization charge for the period of acquired brands and customers lists, this is presented in depreciation and amortization in the financial statements.
3. Activities in relation to shareholders, presented in other expenses in the financial statements, primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
4. Employer tax on vesting of the growth shares, presented in other expenses in the financial statements, represents the Group's tax charge arising from the vesting of the growth shares.
5. Owner fees, presented in other expenses in the financial statements, relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group's profitability. Owner fees are excluded from other expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
6. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7. Fair value of the cash settlement option on the growth shares, presented in other expenses in the financial statements, represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognized.
8. Costs relating to the public offerings of ordinary shares by certain selling shareholders, presented in other expenses in the financial statements.
9. Acquisition costs, presented in other expenses in the financial statements, are costs such as legal fees incurred in relation to the business acquisitions of Winterflood in 2025.

166

5 Segmental Analysis continued The Group’s Revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded. Revenue Total Assets1 2025 2024 2025 2024 $m $m $m $m United Kingdom 741.0 710.8 11,607.3 6,094.7 United States 754.7 581.7 20,286.9 17,322.9 Rest of the world 528.4 302.2 2,780.9 894.9 Total 2,024.1 1,594.7 34,675.1 24,312.5 1. Non-current assets included in Group assets as at 31 December 2025 amounted to $474.8m (2024: $337.7m), being $375.8m in the United Kingdom (2024: $259.6m), $34.7m in the United States (2024: $61.7m) and $64.3m in the rest of the world (2024: $16.4m). Tangible non-current assets included in non-current assets as at 31 December 2025 amounted to $139.4m (2024: $106.5m), being $69.4m in the United Kingdom (2024: $49.4m), $34.4m in the United States (2024: $37.5m) and $35.6m in the rest of the world (2024: $19.6m).Tangible non-current assets includes property, plant and equipment, right-of-use assets and investments. During 2025, the Group reassessed the geographical location of its tangible non-current assets to better reflect their geographical location. Consequently some of the Group's 2024 country allocations have been revised for comparability. The balances in rest of the world mainly consist of those from countries in Europe and the Asia Pacific region, none of which are individually material for separate disclosure. Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 167

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

6 Interest income and expense

	2025			2024		
	Amortized Cost $m	FVTPL $m	Total $m	Amortized Cost $m	FVTPL $m	Total $m
Interest Income						
Financial institutions[1]	290.3	—	290.3	309.0	—	309.0
Exchanges[2]	202.9	22.3	225.2	156.1	27.6	183.7
Securities[3]	248.8	—	248.8	220.0	—	220.0
Clients[4]	148.5	—	148.5	52.0	0.5	52.5
	890.5	22.3	912.8	737.1	28.1	765.2
Interest expense						
Clients[5]	(272.1)	(0.5)	(272.6)	(256.8)	(0.3)	(257.1)
Borrowings and debt issued[6]	(102.2)	(223.7)	(325.9)	(47.1)	(170.4)	(217.5)
Exchanges[7]	(90.7)	—	(90.7)	(40.0)	—	(40.0)
Securities[8]	(65.7)	—	(65.7)	(20.0)	—	(20.0)
Lease interest expense	(5.3)	—	(5.3)	(3.5)	—	(3.5)
	(536.0)	(224.2)	(760.2)	(367.4)	(170.7)	(538.1)
Net interest income	354.5	(201.9)	152.6	369.7	(142.6)	227.1

1. Interest income from financial institutions includes interest earned from banks from cash and cash equivalents on client money and the Group's own cash and cash equivalents.
2. Interest income from deposits placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest income is calculated using a deposit rate linked to the benchmark interest rates.
3. Securities interest income primarily arising from US Treasuries held as collateral for securities purchased under agreements to resell, and securities segregated under Federal and other regulation and interest income from the Group's stock lending activities within the Group's held to collect business model.
4. Interest income from clients is the result of credit lines offered to clients.
5. Interest expense includes interest paid to clients on cash deposited with the Group by clients.
6. Interest expense from debt securities includes the interest component on structured notes and the coupons for Group issuance. Interest expense from Group Issuance was $99.4m (2024: $44.7m) and interest expense on structured notes was $223.7m (2024: $170.4m). Structured notes are measured at fair value through profit or loss.
7. Interest expense from balances placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest expense is calculated using an internal deposit rate linked to the benchmark interest rates.
8. Securities expense primarily relates to interest expenses on stock lending transactions initiated to fund customer positions and interest expense from the Group's stock lending activities within the Group's held to collect business model.

168

7 Compensation and benefits 2025 2024 No. No. Front Office 1,405 1,250 Control and Support 1,381 1,084 Average monthly number of staff 2,786 2,334 2025 2024 $m $m Wages and salaries 1,078.7 845.6 Share-based compensation expense 43.5 29.6 Employer’s national insurance contributions and similar taxes 63.7 60.0 Short-term monetary benefits 23.7 17.9 Defined contribution pension cost 15.1 11.8 Apprenticeship levy 1.1 0.8 Redundancy payments 8.4 5.4 Total staff costs 1,234.2 971.1 As at 31 December 2025, there were contributions totalling $4.1m (2024: $1.6m) payable to the defined contribution pension scheme by the Group. 8 Other expenses 2025 2024 $m $m Professional fees 98.9 87.5 Non-trading technology and support 72.7 59.6 Trading systems and market data 83.3 68.5 Occupancy and equipment rental 24.4 25.7 Travel and business development 33.6 25.6 Communications 10.0 8.4 Bank fees 10.3 8.7 Owner fees 0.4 2.4 VAT (irrecoverable) 6.2 4.6 Other 14.1 15.3 353.9 306.3 9 Earnings Per Share Basic Earnings per Share (EPS) is calculated by dividing the profit attributable to the ordinary shareholders of the Group for the year by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends and profit attributable to minority interest holders) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 169

9 Earnings Per Share continued The following table reflects the income and share data used in the basic and diluted EPS calculations: 2025 2024 Profit before tax ($m)1 411.4 295.8 Tax ($m) (103.7) (77.8) Profit after tax ($m) 307.7 218.0 AT1 dividends paid ($m) (13.3) (13.3) Non-controlling interest (0.5) — Profit attributable to ordinary shareholders of the Group ($m) 293.9 204.7 Weighted average number of ordinary shares during the year 71,352,867 69,231,625 Basic earnings per share ($) 4.12 2.96 Weighted average number of ordinary shares for basic EPS 71,352,867 69,231,625 Effect of dilution from: Share schemes 4,774,017 6,047,829 Weighted average number of ordinary shares adjusted for the effect of dilution 76,126,884 75,279,454 Diluted earnings per share ($) 3.86 2.72 1. The EPS is calculated on the total profit before tax for the year consisting of the profit before tax from continuing and discontinued operations. The effect of discontinued operations on basic and diluted earnings per share was not material for the period (see note 14). There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial instruments. 10 Tax (a) Tax expense 2025 2024 Notes $m $m Current tax UK corporation tax on profit for the year 17.0 40.2 Foreign corporation tax on profit for the year 83.6 43.1 Total UK and Foreign corporation tax 100.6 83.3 Adjustment in respect of prior years: UK corporation tax (0.5) 0.2 Foreign corporation tax 4.4 (0.1) Total adjustments in respect of prior years 3.9 0.1 104.5 83.4 Deferred tax Origination and reversal of temporary differences 0.4 (5.3) Adjustment in respect of prior years – other (1.2) (0.3) (0.8) (5.6) Tax expense for the year 10(b) 103.7 77.8 Deferred tax charge relating to items recognized in OCI Items that may be reclassified subsequently to profit and loss 10.2 (7.9) Items that will not be recycled to profit and loss (0.3) (3.1) 9.9 (11.0) Current tax expense relating to items recognized in Equity (8.8) (0.9) Deferred tax expense relating to items recognized in Equity 5.6 (12.8) Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 170

10 Tax continued (b) Reconciliation between tax expense and profit before tax The Group’s reconciliation between the tax expense and profit before tax is based on its domestic UK tax rate. The tax assessed for the year is higher (2024: higher) than the standard rate of corporation tax in the UK of 25% (2024: 25%). This is primarily driven by non-deductible acquisition expenses incurred during the year, offset by profits arising in overseas jurisdictions with lower statutory tax rates and deductions taken in respect of the Group's AT1 securities issuance. Under IAS12, whilst the coupon on the AT1 is accounted for in equity, the related tax relief is recognized in the Income Statement which generates a tax reconciling item. The Group’s future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates. 2025 2024 $m $m Profit before tax from continuing operations 411.6 295.8 Expected tax expense based on the standard rate of corporation tax in the UK of 25% (2024: 25%) 102.9 73.9 Explained by: Effect of overseas tax rates (3.1) 2.2 Income not subject to tax (0.4) (0.5) Expenses not deductible for tax purposes 6.4 6.4 Non-deductible goodwill adjustments (1.5) — Movements in deferred tax not recognized 0.1 (0.7) Deductible payments on AT1 securities (3.3) (3.3) Tax rate change (0.1) — Prior year adjustments 2.7 (0.2) Tax expense for the year 103.7 77.8 (c) Impact of Pillar II model rules on the group In December 2021, the OECD released the Pillar Two model rules, also referred to as the ‘Global Anti-Base Erosion’ or ‘GLOBE’ rules. Several jurisdictions in which the Group operates have adopted the OECD rules including the UK and France who have both transposed the rules into their respective tax legislation effective for years beginning on or after 31 December 2023. The Group is expected to meet the criteria to be subject to these rules. The Group currently has trading operations in the following low tax jurisdictions with an IAS 12 Effective Tax Rate ('ETR') below 15%: Ireland and the UAE. Ireland and the UAE are both subject to tax at a headline rate of less than 15% and as such we will be required to make a top-up payment in both jurisdictions to bring the effective tax rate up to 15%. The impact of these is set out below: 2025 2024 $m $m Ireland 0.2 0.1 United Arab Emirates 1.4 0.7 Total current tax expense related to Pillar II 1.6 0.8 The Group has adopted the International Tax Reform – Pillar Two Model rules amendments to IAS 12, which were issued on 23 May 2023, and has applied the exception set out in paragraph 4A in respect of recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 171

10 Tax continued (d) Deferred tax 2025 2024 At 1 January Credited/ (expensed) to the income statement Recognized on acquisition Credited to other comprehensive income & equity At 31 December At 1 January Credited/ (expensed) to the income statement Recognized on acquisition Credited to other comprehensive income & equity At 31 December $m $m $m $m $m $m $m $m $m $m Acquired Intangibles (4.9) 1.2 (9.9) — (13.6) (1.1) 1.1 (4.9) — (4.9) Compensation 1.7 — 0.7 — 2.4 0.1 1.6 — — 1.7 Depreciation in excess of capital allowances (2.6) (0.2) (0.4) — (3.2) (1.8) (0.8) — — (2.6) Lease accounting 2.2 (0.8) (1.1) — 0.3 1.8 0.4 — — 2.2 Other short-term timing differences 3.8 (0.9) (0.2) — 2.7 6.2 (2.4) — — 3.8 Revaluation of investments, cash flow hedges and liabilities designated at FVTPL 11.6 (0.2) — (9.9) 1.5 0.7 (0.1) — 11.0 11.6 Share-based payments 30.4 1.7 — (5.6) 26.5 11.8 5.8 — 12.8 30.4 42.2 0.8 (10.9) (15.5) 16.6 17.7 5.6 (4.9) 23.8 42.2 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 172

Marex Group plc – Annual Report 2025
01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

10 Tax continued

(d) Deferred tax continued

	2025 $m	2024 $m
Deferred tax asset	**30.6**	46.7
Deferred tax liability	**(14.0)**	(4.5)
31 December	**16.6**	42.2

Business Combinations

The recognition of Marex's deferred tax assets is dependent on the availability of sufficient taxable profits when the timing differences reverse. The acquisitions of Aarna Capital Limited, Darton Group Limited, Edgemere Terminals Limited, Agrinvest Commodities, Hamilton Court Group and Winterflood Securities (2025) in addition to Pinnacle Fuel LLC, Dropet and ILS Brokers Limited (2024) have not changed the probability of the availability of sufficient future taxable profits and therefore the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.

Offset

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realized or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date.

Unrecognized deferred tax assets

The Group has unrecognized deferred tax assets in respect of the following:

- Tax losses of $47.8m (2024: $34.3m) relate to losses with no expiry date. The increase in these unrecognized losses compared to the prior period is primarily driven by tax losses incurred during the year in Australia, New Zealand and France. These assets are not recognized on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised.

11 Dividends Paid and Proposed

Dividends of $42.2m were paid to ordinary shareholders during the year ended 31 December 2025 (2024: $63.8m) as follows:

- Fourth interim dividend for the year ended 31 December 2024 paid at $0.14 per share.
- First, second and third interim dividends for the year ended 31 December 2025 paid at $0.15 per share.

Refer to note 31 for dividends paid to holders of Additional Tier 1 securities.

173

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

12 Business Combinations

The Group undertook a number of business combinations during 2025. Total consideration was $401.5m and the amount paid in cash in 2025 amounted to $303.5m. The following are the key acquisitions:

Acquisitions in 2025:	Aarna Capital Limited[1,2] $m	Darton Group Limited $m	Hamilton Court Group[1] $m	Agrinvest Commodities $m	Winterflood Securities $m
Initial cash consideration	58.9	—	62.5	18.8	163.3
Withheld consideration	—	—	1.9	—	—
Settlement of pre-existing liability	—	8.7	87.4	—	—
Total consideration	58.9	8.7	151.8	18.8	163.3
Fair value of identifiable net assets:					
Intangible assets	18.5	—	15.6	5.9	11.3
Property, plant and equipment	0.3	—	0.6	0.5	8.4
Right of use asset	1.1	—	1.9	—	17.8
Investments	—	—	—	0.1	0.5
Corporate income tax receivable	—	—	—	—	1.3
Trade and other receivables	178.3	7.3	90.4	0.9	1,094.6
Inventory	—	25.9	—	—	—
Equity instruments (unpledged)	—	—	—	—	33.0
Derivative instruments - asset	45.1	—	292.4	—	—
Stock borrowing	—	—	—	—	27.1
Fixed income securities (unpledged)	9.9	—	—	—	7.6
Cash and cash equivalents	74.9	0.3	19.8	1.9	68.3
Trade and other payables	(258.5)	(0.7)	(72.0)	(1.1)	(1,026.7)
Stock lending	—	—	—	—	(44.6)
Short securities	—	—	—	—	(19.2)
Borrowings	—	(20.2)	—	—	—
Lease liability	(1.0)	—	(2.0)	—	(16.8)
Derivative instruments - liability	(38.7)	—	(193.7)	—	—
Corporate tax	(1.0)	(0.3)	(2.4)	—	—
Provisions	—	—	—	—	(1.7)
Deferred tax liability	(1.7)	—	(3.9)	(2.0)	(3.4)
Deferred Compensation	—	—	—	—	(1.7)
Non-controlling interest	—	—	(3.7)	—	—
Total fair value of identifiable assets and liabilities	27.2	12.3	143.0	6.2	155.8
Goodwill / (bargain purchase)	31.7	(3.6)	8.8	12.6	7.5

1. Hamilton Court Group and Aarna Capital Limited - The allocation between goodwill and intangible assets was updated to reflect measurement-period adjustments to the purchase price allocation.
2. Trade and other receivables and trade and other payables include a pre-existing relationship with Marex Financial. This was not included as part of the consideration as these represent on-going intercompany arrangements within the Group and are not considered settlement of a pre-existing relationship.

174

12 Business Combinations continued (a) Acquisition of Aarna Capital Limited On 27 March 2025, the Group acquired the fully issued share capital of the Aarna Group ("Aarna") which collectively comprises of Aarna Capital Limited, ACL Holdings Limited and ACL Capital (IFSC) Private Limited. Aarna provides clearing, execution and customized risk management solutions in the Middle East expanding the Group's operations and growing its clearing business. The acquisition of Aarna provides the Group with additional capabilities in a new location and access to approximately 180 local clients, which include institutional investors, family offices and corporate clients. The preliminary consideration for the acquisition consisted of the fixed premium of $48.5m and the net asset value of $10.4m totalling $58.9m. Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalization and may be revised within the measurement period as permitted by IFRS 3. Trade and other receivables Trade and other receivables mainly consist of broker balances of $162.0m. The fair value and gross contractual amounts of other receivables approximates their book value. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $2.4m. Contribution to the Group's results Aarna contributed $16.7m revenue and profit before tax of $5.1m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of Aarna had been completed on the first day of the financial year, Group revenue for the year would have increased by an additional $4.6m and Group profit before tax would have increased by $3.0m. Goodwill The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Aarna's workforce which cannot be separately recognized as an intangible asset. Pre-existing relationship Prior to the acquisition, the Group had a pre-existing relationship with Aarna owing to the brokerage services offered by the Group. The broker balance at the point of acquisition amounted to $114.2m and was deemed to be settled at the point of acquisition. (b) Acquisition of Darton Group Limited On 25 March 2025, the Group acquired the fully issued share capital of Darton Group Limited, ("Darton"), a metals trader based in the United Kingdom. The interest was acquired from several individual shareholders for a consideration of £1 ($1.3 ) resulting in a bargain purchase gain of $3.6m based on estimates from the provisional accounting of the transaction. The gain arose due to the entity encountering a market dislocation between the physical price and the quoted derivatives price resulting in liquidity constraints which provided the Group an opportunity to purchase the business. Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalization and may be revised within the measurement period as permitted by IFRS 3. Trade and other receivables Trade and other receivables mainly consist of trade debtors of $6.8m. The fair value and gross contractual amounts of trade and other receivables approximates their book value. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m. Contribution to the Group's results Darton contributed revenue of $5.7m and a profit before tax of $4.5m to the Group's results for the period from the acquisition date of 25 March 2025 and the reporting date. Had the acquisition been completed on 1 January 2025, and the Group's accounting policies applied, Group revenue for the year would have been $7.4m lower and Group would have incurred an additional loss before tax of $8.4m. These pro forma amounts are based on Darton's standalone results for the period prior to acquisition, adjusted for differences in accounting policies, and are provided for illustrative purposes only. At the acquisition date, the total consideration included the settlement of a pre- existing margin loan receivable of $8.7m that Marex Financial held with Darton. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 175

12 Business Combinations continued (c) Acquisition of Hamilton Court Group On 1 July 2025, the Group finalized the acquisition of the fully issued share capital of Hamilton Court Group Limited ("Hamilton"). Hamilton offers a full suite of FX products, ranging from bespoke complex FX options and derivative structures to more ‘vanilla’ products such as forwards, spots and swaps. In addition to complementing the Group's existing FX operations, this acquisition enhances the Group's FX offering by integrating new capabilities into the platform. Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalisation and may be revised within the measurement period as permitted by IFRS 3. The initial cash consideration includes $20.6m plus the tangible net asset value, resulting in an initial consideration payment of $64.4m. Of the initial consideration, $1.9m remains withheld on the balance sheet in line with the Share Purchase Agreement and will be paid to the sellers upon finalization of the net asset value. Trade and other receivables Trade and other receivables mainly consist of balances due from trading counterparties of $75.3m. The fair value and gross contractual amounts of trade and other receivables approximates their book value. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $1.3m. Contribution to the Group's results Hamilton contributed revenue of $38.5m and a profit before tax of $8.7m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional $37.5m and Group profit before tax would have increased by $11.5m. Goodwill The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Hamilton's workforce which cannot be separately recognized as an intangible asset. Pre-existing relationship Prior to the acquisition, the Group had two existing contractual relationships with Hamilton whereby the Group acted as liquidity provider under an ISDA agreement, as well as a revolving credit facility arrangement in place at date of acquisition. Both pre-existing relationships were deemed to be settled at the point of acquisition and are included as part of the total consideration offered as part of the business combination. Non-controlling interest Hamilton has five direct subsidiaries of which three are not fully owned at the date of acquisition, resulting in non-controlling interest being recognized, as detailed within the at-acquisition table above. Non-controlling interest is measured at their proportionate share of the value of the net identifiable assets acquired. Acquisition of additional interest On 1 October 2025, the Group acquired a further interest in one of the subsidiaries, Birchstone Markets Limited ("Birchstone"), reducing the value of non-controlling interests in this entity from 49.9% to 13.0% since acquisition. The consideration of $6.6m was paid in cash. In addition to the cash consideration, the sellers will be paid deferred compensation totaling $3.9m in two equal instalments on 1 October 2026 and 1 October 2027, provided that they remain in the employment of the Group on these dates. The impact of the acquisition of the additional interest, as presented within the Statement of the Changes in Equity, is as follows: $m Cash consideration paid to non-controlling shareholders 6.6 Carrying value of the additional interest (4.3) Difference recognized in retained earnings 2.3 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 176

12 Business Combinations continued (d) Acquisition of Agrinvest Commodities On 1 July 2025, the Group completed the acquisition of the fully issued share capital of Agrinvest Commodities ("Agrinvest"), a Brazilian agricultural commodities business. This acquisition broadens the Group's operations in the Americas and introduces new capabilities and clients. Agrinvest Commodities connects buyers and sellers in physical agricultural markets, such as corn and soybeans, and provides consulting support to help clients understand their hedging options and commercial strategies. The preliminary consideration for this acquisition was a premium of $16.5m plus the estimated tangible net asset value, totalling a payment of $18.8m. Trade and other receivables Trade and other receivables mainly consist of amounts due from exchanges, clearing houses and other counterparties of $0.9m. The fair value and gross contractual amounts of trade and other receivables approximates their book value. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.5m. Contribution to the Group's results Agrinvest contributed revenue of $6.2m and a profit before tax of $1.1m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional $5.0m and Group profit before tax would have increased by $1.7m. Goodwill The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Agrinvest's workforce which cannot be separately recognized as an intangible asset. (e) Acquisition of Winterflood Securities On 1 December 2025, the Group acquired the fully issued share capital of Winterflood Securities, ("Winterflood"), an equity market maker based in the United Kingdom. The acquisition is expected to enhance Marex's existing UK cash equities business and is consistent with the Group's strategy to bring in new clients and new capabilities onto its platform. The preliminary consideration for the acquisition consisted of the fixed premium of $19.8m, Loan RCF $26.5m and the net asset value of $117.0m totalling this consideration to $163.3m. Trade and other receivables Trade and other receivables mainly consist of amounts due from exchanges and other counterparties of $1,079.0m. The fair value and gross contractual amounts of trade and other receivables approximates their book value. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $3.0m. Contribution to the Group's results Winterflood contributed revenue of $7.0m and a profit before tax of $0.5m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional $101.5m and Group profit before tax would have increased by $2.6m. Goodwill The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Winterflood's workforce which cannot be separately recognized as an intangible asset. (f) Other • During the year, the Group also made an acquisition of Edgemere Terminals Limited, resulting in the recognition of goodwill of $2.9m and a contribution to net cash outflow of $2.6m. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 177

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

12 Business Combinations continued

The Group undertook a number of business combinations during 2024. Total consideration was $11.3m and the amount paid in cash in 2024 amounted to $11.3m. The following are the key acquisitions:

Acquisitions in 2024:	Pinnacle Fuel LLC	Dropet	ILS Brokers Limited
	$m	$m	$m
Cash consideration	4.0	2.0	5.3
Total consideration	4.0	2.0	5.3
Fair value of identifiable net assets:			
Intangible assets	1.5	0.2	1.7
Property, plant and equipment	—	—	0.1
Right of use asset	—	—	0.2
Trade and other receivables	0.8	—	1.1
Cash and cash equivalents	—	—	0.3
Trade and other payables	(0.8)	—	(0.6)
Lease liability	—	—	(0.3)
Deferred tax liability	—	—	(0.3)
Total fair value of identifiable assets and liabilities	1.5	0.2	2.2
Goodwill / (bargain purchase)	2.5	1.8	3.1

(a) Acquisition of Pinnacle Fuel LLC

On 5 January 2024, the Group acquired all of the membership interests in Pinnacle Fuel LLC ('Pinnacle') from Empire Holdings Group LLC for the consideration noted below. Pinnacle is a physical oil trading business and has been purchased in order to facilitate the back-to-back oil trading business.

Intangible assets

The customer list intangible assets relate to new customer relationships introduced to the Group. The fair value was determined by using the excess earnings method.

Trade and other receivables

Trade and other receivables consist of trade receivables of $0.8m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m.

Acquisition related costs

Acquisition related costs (included in other expenses) amounted to $0.2m.

Contribution to the Group's results for the year ended 31 December 2024

Pinnacle contributed $2.3m revenue and a profit before tax of $1.0m to the Group's results for the period between the date of acquisition and the reporting date. Pinnacle did not generate any profit or loss between the first day of the financial year and its acquisition date, thus there would be no impact on revenue and profit before tax should the entity have been acquired on the first day of the year.

Goodwill

The goodwill recognized on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Pinnacle's workforce which cannot be separately recognized as an intangible asset.

(b) Acquisition of Dropet

On 1 October 2024, the Group acquired certain assets which qualified as a business combination, from Dropet Intertrade SL and Dropet Brokers Limited for the consideration noted below. Dropet comprises a physical biofuel broking business and a derivatives trading business. The acquisition gives the Group additional capabilities in physical biofuel products.

Intangible asset

The intangible asset acquired as part of the transaction consists of the Dropet brand.

Contribution to the Group's results for the year ended 31 December 2024

The asset acquisition of Dropet contributed $0.8m revenue and a profit before tax of $0.3m to the Group's results for the period between the date of acquisition and 31 December 2024. It is impracticable to determine the impact of the asset acquisition on the performance of the Group had it been acquired on the first day of the financial year owing to the financial information for the acquired assets not being maintained separately in the acquiree's records prior to the disposal date.

178

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

12 Business Combinations continued

(b) Acquisition of Dropet continued

Goodwill

The goodwill recognized on acquisition related to expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of the workforce taken over which cannot be separately recognized as an intangible asset.

(c) Acquisition of ILS Brokers Limited

On 1 December 2024, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the share capital in ILS Brokers Limited ('ILS') for the consideration noted below. ILS is a multinational brokerage house based in Tel Aviv. The acquisition will create growth opportunity within Capital Markets to enhance the FX offering to other currencies.

The net assets recognized in the financial statements for the year ended 31 December 2024 were based on a provisional assessment in line with the legal mechanisms of the share purchase agreement (SPA). As per the SPA, both the buyer and seller had 120 days post completion, being 31 March 2025, to agree on the completion balance sheet. The finalization thereof has not resulted in any significant changes to the preliminary net assets as disclosed below, which are now final.

The final consideration for the acquisition thus consisted of the fixed premium of $4.5m and the net asset value of $0.8m totaling $5.3m as presented above.

Trade and other receivables

Trade and other receivables consist of trade receivables of $0.8m and other debtors of $0.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m.

Contribution to the Group's results for the year ended 31 December 2024

ILS contributed $0.3m revenue and a loss before tax of $8k to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition of ILS had been completed on the first day of the financial year, Group revenue for the year would have increased by $4.5m and Group profit before tax would have increased by $0.2m.

Acquisition related costs

Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m.

Goodwill

The goodwill recognized on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of ILS' workforce and brand which cannot be separately recognized as an intangible asset.

13 Goodwill

	2025 $m	2024 $m
Cost		
At 1 January	**252.1**	239.2
Additions during the year	**60.6**	12.9
Cost at 31 December	**312.7**	252.1
Impairment losses at 1 January	**(75.6)**	(75.6)
Foreign currency translation adjustment (CTA)	**0.3**	—
Net book value at 31 December	**237.4**	176.5

(a) Goodwill Allocation

During the year, the Group refined the way certain businesses are managed and monitored, including how strategic decisions are made. This required adjustments to internal management reporting and led to an updated view of the CGUs for IAS 36 impairment purposes, including for the purpose of allocating goodwill. This ensured alignment with the way performance is being tracked internally. Consequently as part of the reorganization, the goodwill was reallocated to the post reorganization CGUs based on the relative fair values approach derived from revenue splits.

Previously, goodwill allocation was primarily based on the legal entity acquired at the time of acquisition.

The table below outlines how the new CGU allocations align to the cash generating units as presented in the Group's 2024 Annual Report and Accounts, including business acquisitions prior to the re-organization:

179

Marex Group plc – Annual Report 2025
01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

13 Goodwill continued

Group Goodwill by CGU

CGU (New Allocations)	31 December 2025 $m	CGU (Allocations as at 31 December 2024)	31 December 2024 $m
Capital Markets	26.3	OTCex	13.0
		Volcap Trading Partners Limited	7.8
		Cowen's Prime Services and Outsourced Trading Business	5.5
Agriculture	15.0	Agriculture	11.4
USA Clearing	6.9	Rosenthal Collins Group[1]	10.5
UK Clearing	3.3	ProTrader	3.3
I.L.S. Brokers Limited	3.1	I.L.S. Brokers Limited	3.1
X-Change Financial Access LLC	6.1	X-Change Financial Access LLC	6.1
Energy	90.1	Energy	86.3
		Dropet	1.8
		Marex Spectron Europe Limited	2.0
CSC Commodities UK Limited	20.6	CSC Commodities UK Limited	20.6
Physical Metals	4.6	Recycled Metals	4.6
Arfinco S.A.	0.5	Arfinco S.A.	0.5
	176.5		176.5
	Goodwill arising from 2025 acquisitions[2]		
CGU Allocation			
Aarna Capital Limited	31.7		
Physical Metals	2.9		
Hamilton Court	8.8		
Agrinvest	12.6		
Winterflood[4]	4.6		
Foreign currency translation adjustment (CTA)[3]	0.3		
Total goodwill as at 31 December	237.4	Total goodwill as at 31 December	176.5

1. Goodwill allocated to the Rosenthal Collins Group CGU was allocated to the Agriculture and USA Clearing CGUs using the relative value method based on revenue, in accordance with IAS 36. Of the total Rosenthal Collins Group goodwill of $10.5m, $3.6m was allocated to Agriculture and $6.9m to USA Clearing.
2. Represents new acquisitions during the year. Refer to note 12 "Business Combinations".
3. The movement in goodwill includes foreign currency translation adjustments of $0.3m arising on the translation of goodwill allocated to foreign operations.
4. This excludes the Winterflood Business Services ("WBS") goodwill.

The allocation of goodwill to each CGU represents the lowest level at which the goodwill is monitored for internal management purposes.

180

13 Goodwill continued (b) Goodwill impairment testing The Group performs the annual impairment test as at 1 October each year. Between annual tests, the Group reviews each CGU for impairment triggers that could adversely impact the valuation of the CGU and, if necessary, undertakes additional impairment testing. In assessing whether an impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both the fair value less cost of disposal (‘FVLCD’) and the value in use (‘VIU’). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary. No impairment arose as a result of the annual impairment testing over goodwill during the year or the prior year. As at 31 December 2025, the review of the indicators of impairment did not require any impairment. (c) Key assumptions • The fair value less cost of disposal is determined by applying a price earnings multiple to the post-tax earnings of each CGU arising in the period and for the effect of any organizational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies. – Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers. The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgment in the application of this data and in determining the price earnings multiple. • In assessing the VIU, a discounted cash flow model is used covering a 5 year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount rates and post-tax cash flows. An equivalent pre-tax discount rate was determined and has been presented in the table below. Future projections are based on the most recent financial projections considered by the Board of Directors as at the valuation date, or where lower, the annualized actual results applicable at the date of the test which are used to project post-tax cash flows for the next 5 years. After this period, a steady cash flow is used to derive a terminal value for the CGU. • The stable terminal growth rate for each CGU has been assessed on a standalone basis taking into account market and company expectations for each unit which are summarized as follows: – Energy and Agriculture have been forecast using a terminal growth rate of nil% owing to voice brokerage not expected to be a growth business in the long term. – All other CGUs are expected to grow at 2% which is in line with the long-run sustainable growth rate and inflation target across economies in which the Group operates. – During 2024, the stable terminal growth rate of all CGUs was expected to be 2% with the exception of Energy and Agriculture at nil% as described above. • Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of assets not already incorporated in cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date. • Revenue is expected to grow by 3% in years 1 and 2 for all CGUs, in line with global growth forecasts, then to stabilize at between 0% and 2% in years 3 and 5 based on CGU specific management forecasts. In combination with this total direct costs are expected to grow by 4.0% over the first 2 years of the 5-year projected period for all CGUs in line with the global headline inflation forecast before also stabilizing at between 0-2% for the remaining term based on management's individual CGU forecasts. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 181

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

13 Goodwill continued

The recoverable amount of each CGU has been based on its VIU and the following inputs represent key assumptions for each CGU in 2025:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Terminal value growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.9%	71.3%	1.2%	(13.9%)	— %	n.m[1]	1.6%	21.9%
CSC Commodities UK Limited	12.0%	16.2%	2.4%	(1.5%)	2.0%	(4.9%)	2.8%	9.7%
Agriculture	12.8%	13.4%	1.2%	1.1%	— %	(0.9%)	1.6%	2.4%
Physical Metals	12.0%	14.1%	2.4%	(0.1%)	2.0%	(1.3%)	2.8%	8.3%
UK Clearing	11.9%	62.7%	2.4%	(16.6%)	2.0%	n.m[1]	2.8%	29.6%
USA Clearing	12.2%	52.5%	2.4%	(15.1%)	2.0%	n.m[1]	2.8%	28.2%
Arfinco S.A	12.9%	13.1%	2.4%	2.4%	2.0%	1.8%	2.8%	3.4%
Capital Markets	12.2%	44.8%	2.4%	(10.4%)	2.0%	n.m[1]	2.8%	20.2%
I.L.S. Brokers Limited	14.0%	21.1%	2.4%	(1.8%)	2.0%	(12.4%)	2.8%	8.6%
X-Change Financial Access LLC	12.3%	15.9%	2.4%	1.3%	2.0%	(3.7%)	2.8%	4.4%
Aarna Capital Limited	12.2 %	24.4 %	2.4 %	(9.1)%	2.0%	(31.0)%	2.8 %	25.0 %
Hamilton Court	13.1 %	27.1 %	2.4 %	(2.9)%	2.0%	(42.5%)	2.8 %	9.9 %
Agrinvest	17.0 %	17.4 %	2.4 %	2.1 %	2.0 %	1.3 %	2.8 %	3.7 %

1. n.m.not meaningful.

182

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

13 Goodwill continued

The following inputs represent key assumptions for each CGU in 2024:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.3%	20.8%	1.2%	(4.8%)	(19.4%)	2.0%	12.2%
CSC Commodities UK Limited	12.3%	27.2%	2.4%	(5.2%)	(49.2%)	3.2%	13.7%
Agriculture	12.7%	40.7%	1.2%	(10.9%)	n.m.[1]	2.0%	20.1%
Volatility Performance Fund S.A.	—%	—%	—%	—%	—%	—%	—%
Rosenthal Collins Group	11.6%	17.9%	2.4%	(0.9%)	(9.4)%	3.2%	7.8%
Volcap Trading Partners Limited	11.3%	12.4%	2.4%	1.4%	0.4%	3.2%	5.1%
X-Change Financial Access LLC	11.6%	15.2%	2.4%	0.7%	(3.8%)	3.2%	5.6%
Recycled Metals	10.3%	40.6%	2.8%	(13.9%)	n.m.[1]	3.2%	28.4%
ProTrader	12.3%	59.0%	2.4%	(2.2%)	n.m.[1]	3.2%	8.5%
Marex Spectron Europe Limited	9.8%	41.2%	1.2%	(7.1%)	n.m.[1]	2.0%	16.3%
Arfinco S.A.	10.9%	11.7%	2.4%	1.8%	0.9%	3.2%	4.3%
OTCex SA Group	10.7%	26.7%	2.8%	(3.1%)	(53.1%)	3.2%	10.8%
Cowen's Prime Services and Outsourced Trading Business	11.9%	12.9%	2.8%	2.5%	0.6%	3.2%	3.9%

1. n.m.not meaningful.
- This table does not include Dropet and ILS because these businesses were acquired after the annual impairment test. The associated goodwill was reviewed for indicators of impairment as at 31 December 2024.

The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would be taken.

183

14 Discontinued operations and assets held for sale On 1 December 2025 the Group completed the acquisition of Winterflood Securities Limited ("Winterflood"), a UK equity market maker. At the same time, the Group entered into a conditional agreement to dispose of Winterflood Business Services (“WBS”), a custody and outsourced dealing services business to Epiris Fund III. WBS contributed a loss before tax of $0.2m to the Group's results for the period between the date of acquisition and the reporting date. Classification as held for sale At the acquisition date, the disposal of WBS was highly probable, subject only to customary regulatory and non-regulatory approvals, with completion expected in the second quarter of 2026. Management was actively pursuing the sale and it was highly probable that the criteria for immediate sale will be met within a short period following acquisition. Accordingly, WBS met the criteria to be classified as a disposal group held for sale at the acquisition date in accordance with IFRS 5. The assets and liabilities of WBS have therefore been presented separately in the consolidated statement of financial position as assets held for sale and liabilities directly associated with assets held for sale. Cashflows of discontinued operations As WBS was classified as held for sale at the acquisition date, a statement of cash flows for the discontinued operation is not required and has therefore not been presented. Presentation and disclosure exemptions As WBS was classified as held for sale at the acquisition date, it constitutes a newly acquired subsidiary held for sale. Accordingly, IFRS 5 does not require an analysis of the results of the discontinued operation to be presented, and therefore no such analysis has been provided. The following table details the assets and related liabilities classified as held for sale as at 31 December 2025. There were no assets and related liabilities classified as held for sale as at 31 December 2024. 2025 $m Assets classified as held for sale Current assets Trade and other receivables 338.0 Cash and cash equivalents2 13.5 Total current assets 351.5 Non current assets Goodwill 2.9 Intangibles 2.2 Property, plant and equipment 0.1 Right of use asset 0.2 Investments 0.5 Total non current assets 5.9 Total assets classified as held for sale1 357.4 Liabilities classified as held for sale Trade and other payables2 294.6 Lease Liability 0.2 Total liabilities classified as held for sale1 294.8 Net assets classified as held for sale1 62.6 1. In addition to the assets and liabilities classified as held for sale, as disclosed above, as at 31 December 2025 WBS had intra- group settlement balances with Winterflood Securities Limited of $10.4m receivables and $37.2m payables. As these balances are intra-group in nature, and are fully eliminated on consolidation, they are not presented in the consolidated statement of financial position or in the disclosure above. 2. As required by the UK FCA’s Client Asset Sourcebook, balances maintained on behalf of clients with banks in segregated accounts totalling $212.9m are not included in the WBS statement of financial position and therefore are not included as Assets classified as held for sale. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 184

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

15 Intangible Assets

	Customer Relationships[1] $m	Brands $m	Software $m	Total $m
Cost				
At 1 January 2024	49.6	2.1	29.5	81.2
Additions on acquisitions	3.1	0.3	—	3.4
Additions	—	—	8.2	8.2
Disposals	(0.3)	—	—	(0.3)
At 31 December 2024	**52.4**	**2.4**	**37.7**	**92.5**
Additions on acquisitions[2]	**37.4**	**3.1**	**8.5**	**49.0**
Additions	**—**	**—**	**6.7**	**6.7**
Disposals	**—**	**—**	**(0.1)**	**(0.1)**
At 31 December 2025	**89.8**	**5.5**	**52.8**	**148.1**
Impairment provisions and amortization				
At 1 January 2024	5.4	0.1	19.7	25.2
Charge for the year	5.2	0.3	5.3	10.8
Disposals	—	—	—	—
At 31 December 2024	**10.6**	**0.4**	**25.0**	**36.0**
Charge for the year	**6.8**	**0.3**	**7.1**	**14.2**
Disposals	**—**	**—**	**(0.1)**	**(0.1)**
At 31 December 2025	**17.4**	**0.7**	**32.0**	**50.1**
Net book value				
At 31 December 2025	**72.4**	**4.8**	**20.8**	**98.0**
At 31 December 2024	41.8	2.0	12.7	56.5

1. Customer relationships, with a net book value of $72.4m (2024: $41.8m), mainly relate to the acquisitions of Aarna Capital $17.5m (2024: $nil), Volcap $3.1m (2024: $3.7m), Agrinvest Commodities $5.3m (2024: $nil), Eagle Commodities $3.8m (2024: $4.3m), Cowen's Prime Service and Outsourced Trading Business $19.2m (2024: $21.5m) and Hamilton Court $10.3m (2024: $nil). The remaining amortization periods are 9.25 years for Aarna Capital, 5.75 years for Volcap, 9 years for Agrinvest Commodities, 7.4 years for Eagle Commodities, 8 years for Cowen's Prime Service and Outsourced Trading Business and 7 years for Hamilton Court.
2. This excludes the Winterflood Business Services ("WBS") intangibles (see note 14).

Intangible assets are recognised when it is probable that future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost and subsequently measured at cost less accumulated amortisation and any accumulated impairment losses. All intangible assets have finite useful lives and are amortised on a straight-line basis over their estimated useful lives.

The Group reviews all intangible assets for indicators of impairment as at 31 December each year. Both internal and external sources of information are considered when assessing whether indications exists that an asset may be impaired.

As at 31 December 2025, an impairment trigger was identified when assessing expected cash flows relating to acquired customer relationships, which resulted in the carrying amount thereof being tested for impairment. The results of the impairment test are detailed below.

The recoverable amount of the intangible was based on the asset's value in use which exceeded its recognized carrying amount thus no impairment recognized.

The value in use was calculated over the remaining useful life of the intangible. The useful life of the intangible was determined at acquisition based on historical customer attrition rates. The revenue and cost forecast horizon used in the value in use model is aligned to the useful life. The estimated useful life of Prime Brokerage and Outsourced Trading customers was 10 and 7 years respectively. The compensation costs are forecast to maintain a consistent payout ratio to 2025 of 60.32%.

The discount rate used in the value in use model was provided by management's expert valuation specialist for use in the IAS 36 value in use models and has been applied to the intangible asset given the alignment of risk characteristics between the acquired client cash flows and the wider business in which those clients are serviced.

The following inputs represent key assumptions used to determine the value in use:

	Pre-tax valuation discount rate	Breakeven discount rate	Compensation payout ratio	Breakeven compensation payout ratio
Customer Relationships	**27.0%**	**27.1%**	**60.3%**	**60.3%**

185

16 Property, Plant and Equipment Leasehold improvements Computer equipment Furniture, fixtures and fittings Total $m $m $m $m Cost At 1 January 2024 18.1 28.8 8.5 55.4 Additions on acquisitions — 0.1 — 0.1 Additions 5.6 5.0 1.1 11.7 Disposals (0.1) (0.1) (0.1) (0.3) At 1 January 2025 23.6 33.8 9.5 66.9 Additions on acquisitions 7.0 0.9 1.9 9.8 Additions 4.8 6.7 1.5 13.0 Disposals (3.6) (0.2) (2.2) (6.0) Foreign currency translation adjustment 0.3 — — 0.3 At 31 December 2025 32.1 41.2 10.7 84.0 Depreciation At 1 January 2024 8.3 24.7 5.8 38.8 Charge for the year 2.5 3.9 0.9 7.3 At 1 January 2025 10.8 28.6 6.7 46.1 Charge for the year 3.5 5.1 1.3 9.9 Disposals (3.6) (0.2) (2.2) (6.0) At 31 December 2025 10.7 33.5 5.8 50.0 Net book value At 31 December 2025 21.4 7.7 4.9 34.0 At 31 December 2024 12.8 5.2 2.8 20.8 Property, plant and equipment is measured at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life. The estimated useful economic lives of the Group’s property, plant and equipment are: Leasehold improvements over the remaining length of the lease or 5 years straight-line, where appropriate Computer equipment and other hardware 2 to 5 years straight-line Furniture, fixtures and fittings 2 to 5 years straight-line Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 186

17 Investments (a) Investments 2025 2024 $m $m Cost At 1 January 24.0 16.2 Additions 3.0 5.1 Revaluation of investments held at FVTOCI (0.9) 3.4 Change in value of investments held at FVTPL 2.4 — Disposals — (0.7) At 31 December 28.5 24.0 Listed investments 10.5 12.6 Unlisted investments 18.0 11.4 At 31 December 28.5 24.0 Fair value through other comprehensive income (OCI) Strategic investments are classified as fair value through OCI if they are considered to support the Group's revenue generating capabilities rather than being held for trading. All other investments are classified as fair value through profit or loss. Investments classified as fair value through OCI mainly comprise the following: • Shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments is based on valuations as disclosed in note 34. • A 1.2% stake in Key Carbon Limited ("Key Carbon") which sources and finances carbon credit projects and provides ongoing governance, monitoring and operational support to ensure its projects are held to the highest quality and integrity standards. The investment provides Marex with access to a wider carbon client base as well as future streams of carbon credits which will grow the environmentals business and support clients through the low carbon transition. As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in Key Carbon is accounted for as an investment in equity designated at FVTOCI. • During 2025 the Group purchased a minority stake in Ruminant Biotech (“RBT”), a New Zealand- based business that has developed technology to reduce methane emissions from pasture- based livestock. Marex’s investment in RBT aligns with its strategy to grow its environmental business and allows it to access a new stream of carbon credits and potentially tap into a wider carbon client base. As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in RBT is accounted for as an investment in equity designated at FVTOCI. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 187

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings

The subsidiaries of the Company as at 31 December 2025 are as follows:

Subsidiaries held directly

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Marex European Holdings Limited Suite 401, Q House, Furze Road, Sandyford Business Park, Sandyford, Dublin 18	Ireland	Ordinary Shares	100%	Holding company
Marex EMEA Holdings Limited 3rd Floor, 44 Esplanade, St Helier, JE4 9WG	Jersey	Ordinary Shares	100%	Holding Company
Marex Financial[1] 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Commodities and financial instruments broker and clearer
Marex France SAS 42 rue Washington, 75008 Paris	France	Ordinary Shares	100%	Alternative Investment Fund manager
Marex Hong Kong Limited 17/F One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay	Hong Kong	Ordinary Shares	100%	Futures and options broking
Marex North America Holdings Inc. 1521 Concord Pike, Suite 201, Wilmington DE 19803	United States of America	Ordinary Shares	100%	Holding company
Marex Prime Services Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Commodity broker
Marex ROW Holdings Pte. Ltd. 8 Marina View, #34-03, Asia Square Tower 1, 018960	Singapore	Ordinary Shares	100%	Holding Company
Marex Spectron Europe Limited[2] Suite 401, Q House, Furze Road, Sandyford Business Park, Sandyford, Dublin 18	Ireland	Ordinary Shares	100%	Energy broking
Marex Spectron International Limited[3] 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Energy OTC broking
Spectron Services Limited[4] 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Services and holding company

188

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
ACL Holdings Limited Unit OT 09-33, Level 9, Central Park Offices, Dubai International Financial Centre	United Arab Emirates	Ordinary Shares	100%	Dormant
Agrinvest Assessoria de Mercados Ltda. General Mário Tourinho Street, nr. 1,746, Room 501, 5th floor, Barigui Business Center Condominium, Campina de Siqueira, Curitiba, Paraná, 80.740-000	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Agrinvest Assessoria e Inteligência MT Ltda. Historiador Rubens de Mendonça Avenue, nr. 1,894, Room 1,203, Maruanã Building, Bosque da Saúde, Cuiabá, Mato Grosso, 78.050-000	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Agrinvest Curitiba Assessoria de Mercados Ltda. Néo Alves Martins Street, nr. 2,999, Room 51, Marquezini Building, Centro, Maringá, Paraná, 87.013-060	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Agrinvest Inteligência Consultoria e Treinamentos Ltda. General Mário Tourinho Street, nr. 1,746, Room 1,005, 10th floor, Barigui Business Center Condominium, Campina de Siqueira, Curitiba, Paraná, 80.740-015	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Agrinvest International Brasil Assessoria de Mercados Ltda. General Mário Tourinho Street, nr. 1,746, Room 503, 5th floor, Barigui Business Center Condominium, Campina de Siqueira, Curitiba, Paraná, 80.740-000	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Agrinvest Rio Verde Assessoria de Mercados Ltda. Néo Alves Martins Street, nr. 2,999, Room 51 B, Marquezini Building, Centro, Maringá, Paraná, 87.013-060	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Arfinco S.A. 4 Impasse des Gendarmes, 78000, Versailles	France	Ordinary Shares	100%	Broker
Birchstone Markets Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	87%	Provision of foreign exchange services.
Carlton Commodities 2004 LLP 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Partnership Interest	N/A	Commodity and option trading

189

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Ceres Assessoria de Investimentos Ltda. General Mário Tourinho Street, nr. 1,746, Room 501, 5th floor, Barigui Business Center Condominium, Campina de Siqueira, Curitiba, Paraná, 80.740-000	Brazil	Ordinary Shares	100%	Physical Agricultural Brokerage, Derivatives and Consulting Services.
Darton Commodities BV Weteringschans 165 C, 1017 XD, Amsterdam	Netherlands	Ordinary Shares	100%	Services company
Darton Commodities Ltd 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Metals and Market Making
Darton Group Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding Company
Darton Ltd 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Property Investment
Edgemere Terminals Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Metals storage & distribution
Emporos Technologies Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	75%	Technology Platform
Eagle Energy Brokers LLC 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Membership Interest	100%	Dormant
Eagle Commodities Brokers Limited (in liquidation) The Old Town Hall, 71 Christchurch Road, Ringwood, BH24 1DH	England and Wales	Ordinary Shares	100%	Dormant
Global Metals Network Limited 17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay	Hong Kong	Ordinary Shares	100%	Dormant
Goldhawk Partners Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	50.1%	Hedging Products
Hamilton Court Foreign Exchange Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Foreign Exchange Broker
Hamilton Court Foreign Exchange Payments S.r.l. Via Edmondo De Amicis 49, 20123 , Milan	Italy	Ordinary Shares	100%	Foreign Exchange Broker

190

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Hamilton Court Foreign Exchange Securities Trading Società di Intermediazione Mobiliare S.p.A.[5] Via Edmondo De Amicis 49, 20123 , Milan	Italy	Ordinary Shares	100%	Foreign Exchange Broker
Hamilton Court FX Canada Limited 77 King Street West, Suite 3000, Toronto ON M5K 1G8	Canada	Common	100%	Foreign Exchange Broker
Hamilton Court Group Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding Company
Marex UK Holdings Limited (formerly, Headley Properties Ltd) 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Dormant
HPC Investment Services Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Investment Company
HPC Tel Aviv Ltd Levinstein Tower, 23 Menachem Begin Road, Tel Aviv-Yafo, 6618356	Israel	Ordinary Shares	100%	Investment Management Services
I.L.S. Brokers Ltd Levinstein Tower, 23 Menachem Begin Road, Tel Aviv-Yafo, 6618356	Israel	Ordinary Shares	100%	Broker
Marex Australia Pty Limited Suite1, Level 19, 88 Philip Street, Sydney, NSW 2000	Australia	Ordinary Shares	100%	Broker and clearer
Marex Brazil Serviços de Consultoria Ltda. Avenida Selma Parada (Bailarina), 505, nº 802 e 804, Jardim Madalena, CEP 13091-605, Cidade de Campinas, Estado de São Paulo	Brazil	Ordinary Shares	100%	Service company
Marex Brazil Financial Holding Ltda. Avenida Selma Parada (Bailarina), 505, nº 802 e 804, Jardim Madalena, CEP 13091-605, Cidade de Campinas, Estado de São Paulo	Brazil	Ordinary Shares	100%	Dormant

191

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Marex Capital (AD) Limited Unit No. 1, 13th Floor, Al Maryah Tower, Abu Dhabi Global Market Square, Abu Dhabi, Al Maryah Island	United Arab Emirates	Ordinary Shares	100%	Broker
Marex Capital Markets Inc.[6] 600 Mamaroneck Avenue, #400, Harrison, NY10528	United States of America	Ordinary Shares	100%	Broker dealer
Marex Client Services Inc. 600 Mamaroneck Avenue, #400, Harrison, NY10528	United States of America	Ordinary Shares	100%	Margin financing
Marex Derivative Products Inc. 1521 Concord Pike, Suite 201, Wilmington DE 19803	United States of America	Ordinary Shares	100%	Swap dealer
Marex Fund S.A. SICAV-RAIF 30 Boulevard Royal, 2449	Luxembourg	Ordinary Shares	100%	Fund vehicle
Marex HK Asia Limited 17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay	Hong Kong	Ordinary Shares	100%	Dormant
Xeram Holdings Limited (formerly, Marex Holdings Limited) Clarendon House, 2 Church Street, Hamilton, HM 11	Bermuda	Ordinary Shares	100%	Holding company
Xeram International Holdings Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding company
Marex MENA Limited Unit OT 09-33, Level 9, Central Park Offices, Dubai International Financial Centre	United Arab Emirates	Ordinary Shares	100%	Investment company
Marex Netherlands B.V. Weteringschans 165 C, 1017 XD Amsterdam	Netherlands	Ordinary Shares	100%	Environmental product trading
Marex NZ Limited Commercial Bay Building, Suite 1711, 15 Customs Street West, Auckland, 1010	New Zealand	Ordinary Shares	100%	Environmental product trading
Marex Professional Trading Services Inc 1521 Concord Pike, Suite 201, Wilmington DE 19803	United States of America	Ordinary Shares	100%	Market Making and Foreign exchange trading

192

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Marex Puerto Rico LLC 954 Ave. Ponce de Leon, Ste. 806, San Juan, PR 00907-3646	Puerto Rico	Membership interest	100%	Energy OTC Broking
Marex SA[7] 42 Rue Washington, 75008, Paris	France	Ordinary Shares	100%	Investment Company
Marex Services Inc. 1521 Concord Pike, Suite 201, Wilmington DE 19803	United States of America	Ordinary Shares	100%	Holding and services company
Marex Spectron Asia Pte. Ltd. 8 Marina View, 34-03 Asia Square Tower 1, 018960	Singapore	Ordinary Shares	100%	Freight broking
Marex Spectron USA LLC 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Membership interest	100%	OTC Derivatives
Marex Trading International Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Trade facilitation
Marex Securities Products Inc. 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Ordinary Shares	100%	Holding company
Marex Financial Services Hong Kong Limited 17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay	Hong Kong	Ordinary Shares	100%	Broker Dealer
OTCex LLC 600 Mamaroneck Avenue, #400, Harrison, NY10528	United States of America	Ordinary Shares	100%	Broker Dealer
Pinnacle Fuel LLC 600 Mamaroneck Avenue, #400, Harrison, NY10528	United States of America	Membership interest	100%	Physical oil brokerage
Marex Markets Asia Pte. Ltd. (formerly, Spectron Energy (Asia) Pte Ltd.) 8 Marina View, 34-03 Asia Square Tower 1, 018960	Singapore	Ordinary Shares	100%	Energy broking
Marex Markets Japan KK Tokyo Club Building 11F, 3-2-6 Kasumigaseki, Chiyoda-ku, Tokyo	Japan	Ordinary Shares	100%	Service Company
Marex ROW Intermediary Limited Crawford House, 50 Cedar Avenue, Hamilton, HM11	Bermuda	Ordinary Shares	100%	Holding Company

193

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Spectron Energy Inc. 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Ordinary Shares	100%	Energy broking
Starsupply Petroleum Europe B.V. 20th Floor, Hofpoort Building, Hofplein 20, Rotterdam	Netherlands	Ordinary Shares	100%	Physical oil brokerage
Volcap Trading Partners Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Broker and Structured note distributor
Tangent Trading Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Recycled Metals Market Making
Tangent Trading Holdings Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding company
Tangent Trading USA LLC 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Membership Interest	100%	Dormant
Volcap Trading Partners France SAS 12 Rue Vivienne Lot 3, 75002 Paris	France	Ordinary Shares	100%	Dormant
W. S. (Nominees) Limited Riverbank House, 2 Swan Lane, London, EC4R 3GA	England and Wales	Ordinary Shares	100%	Nominee
Winterflood Client Nominees Limited Riverbank House, 2 Swan Lane, London, EC4R 3GA	England and Wales	Ordinary Shares	100%	Nominee
Winterflood Gilts Limited Riverbank House, 2 Swan Lane, London, EC4R 3GA	England and Wales	Ordinary Shares	100%	Nominee
Winterflood Jersey Limited 28 Esplanade, St Helier, JE2 3QA	Jersey	Ordinary Shares	100%	Custody Business
Winterflood Jersey Nominees Limited 28 Esplanade, St Helier, JE2 3QA	Jersey	Ordinary Shares	100%	Nominee
Winterflood Securities Holdings Limited Riverbank House, 2 Swan Lane, London, EC4R 3GA	England and Wales	Ordinary Shares	100%	Holding Company

194

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

17 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Winterflood Securities Limited Riverbank House, 2 Swan Lane, London, EC4R 3GA	England and Wales	Ordinary Shares	100%	Equity Market Making
Winterflood Securities US Corporation 1209 Orange Street , Wilmington DE 19801	United States of America	Common Stock	100%	Broker Dealer
X-Change Financial Access, LLC 1320 Tower Road, Schaumburg, IL 60173	United States of America	Membership interest	100%	Trade execution
Xeram and Company (Asia) Limited 6th Floor, Alexandra House, 18 Chater Road, Central	Hong Kong	Ordinary Shares	100%	Dormant
Xeram Asia Limited 6th Floor, Alexandra House, 18 Chater Road, Central	Hong Kong	Ordinary Shares	100%	Dormant
Xeram CEEMA Limited (in liquidation) Pindou, 4, Egkomi, Nicosia, 2409	Cyprus	Ordinary Shares	100%	Dormant
ACL Capital (IFSC) Private Limited, Unit No. FF - 52, Seat No. 1–2, First Floor, Pragya Accelerator, Block 15, Zone 1, Road No. 11, Gift Sez, Gift City, Gandhinagar, Gujarat, 382355	India	Ordinary Shares	100%	Dormant

Branches

1. Marex Financial operates branches in the following countries:
   - Israel – Levinstein Tower, 23 Menachem Begin Road, Tel Aviv-Yafo, 6618356
   - Australia – International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney, NSW 2000
2. Marex Spectron Europe Limited operates branches in the following countries:
   - Germany – International Workplace Group, Ground Floor Bockenheimer Landstrasse 17-19, 60325 Frankfurt am Main
   - Spain – Calle Eloy Gonzalo 27, Madrid 28010
3. Marex Spectron International Limited operates branches in the following countries:
   - Canada (Alberta) – Suite 400, 4th Floor, 110-9th Avenue SW, Calgary, Alberta
   - Canada (Québec) – 1250 boulevard René-Lévesque West, 39th Floor. Montréal, Québec, H3B4W8
   - United States of America – 10th Floor, 140 East 45th Street, New York 10017
4. Spectron Services Limited operates a branch in the following country:
   - Geneva (Switzerland) – Rue Jean-Calvin 12, c/o GENINT SA, 1204 Geneve
5. Hamilton Court Foreign Exchange Securities Trading Società di Intermediazione Mobiliare S.p.A.operates a branch in the following country:
   - Spain - Calle Príncipe de Vergara 43, 2°, 28001 Madrid
6. Marex Capital Markets Inc. operates a branch in the following country:
   - United Kingdom - 155 Bishopsgate, London, EC2M 3TQ
7. Marex SA operates branches in the following countries:
   - Portugal – Rua Joshua Benoliel, Edifício Amoreiras Square, Piso 3, Esc. 3, 1250- 133, Lisboa
   - Italy – Parigi Rue De Capucines 22 Cap 75002 Francia
   - Sweden - C/o Room 638, No18 Nybrokajen, Nybrokajen 7 , 111 48, Stockholm
   - Ireland - Suite 401, Q House, Furze Road, Sandyford Business Park, Sandyford, Dublin 18
   - Germany - International Workplace Group, Ground Floor Bockenheimer Landstrasse 17-19, 60325 Frankfurt am Main
   - Spain - Calle Eloy Gonzalo 27, 28010, Madrid

195

17 Investments continued Year end All subsidiaries report to a 31 December year end, except for the entities listed below, which follow alternative year‑end dates: 31 March: • ACL Holdings Limited • Birchstone Markets Limited • Carlton Commodities 2004 LLP • Emporos Technologies Limited • Goldhawk Partners Limited • Hamilton Court Foreign Exchange Limited • Hamilton Court FX Canada Limited • Hamilton Court Group Limited • Hamilton Court Foreign Exchange Securities Trading Società di Intermediazione Mobiliare S.p.A. • Hamilton Court Foreign Exchange Payments S.r.l. 30 September: • Marex HK Asia Limited 31 July: • Winterflood Securities Limited • Winterflood Securities Holdings Limited • W.S. (Nominees) Limited • Winterflood Gilts Limited • Winterflood Client Nominees Limited • Winterflood Jersey Limited • Winterflood Jersey Nominees Limited • Winterflood Securities US Corporation Other Related Entities Name Country of incorporation Class Nature of business CSC Employee Benefit Trustee (Jersey) Limited 44 Esplanade, St Helier, Jersey, JE4 9WG Jersey Ordinary Shares Trustee of the Employee Benefit Trust Audit exemptions The subsidiary undertakings listed below have taken advantage of the s479C Companies Act 2006 (s479C) audit exemption for the year ended 31 December 2025. Marex Group plc will issue a guarantee pursuant to s479C in relation to the liabilities of the entities: • Tangent Trading Holdings Limited (Company number 09965587) • Edgemere Terminals Limited (Company Number 07057834) • Darton Group Limited (Company Number 11566378) • Darton Ltd (Company Number 04037432) • Volcap Trading Partners Limited (Company Number 09445686) Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 196

18 Treasury instruments (unpledged and pledged) and Treasury instruments (pledged) and assets held under agreements to sell (repledged) (a) Treasury instruments (unpledged) current and non-current 2025 2024 $m $m Treasury instruments (non-current) 83.1 53.5 Treasury instruments (current) 138.5 556.2 221.6 609.7 As at 31 December 2025, the Group held $221.6m (2024: $609.7m) of Treasury instruments (unpledged) consisting of $138.5m classified as current, as the bonds underlying the instruments will mature prior to 31 December 2026,.and $83.1m classified as non-current, as the underlying bonds will mature beyond 31 December 2026. The final maturity of the non-current Treasury instruments is 15 May 2028. (b) Treasury instruments (pledged) non-current 2025 2024 $m $m Treasury instruments (non-current) 319.9 46.1 319.9 46.1 Treasury instruments (pledged as collateral) non-current comprise U.S. Treasury securities and agency bonds. These instruments are pledged to exchanges and central clearing counterparties to reduce cash margin requirements. Instruments classified as non-current are those for which the underlying bonds mature beyond 31 December 2026 (final maturity date is by 10 October 2028). Financial instruments pledged in this manner are subject to the specific terms and conditions set out in the agreements with each counterparty. Typically, while a U.S. Treasury security is pledged to a counterparty, the Group is restricted from selling or transferring that instrument and from granting any third-party rights over it, including using it as collateral for further financing arrangements. (c) Treasury instruments (pledged) and assets held under agreements to sell (repledged) current 2025 2024 $m $m Reverse repurchase agreements 2,618.9 1,708.3 Treasury instruments 877.9 1,204.6 3,496.8 2,912.9 Treasury instruments (pledged) and assets held under agreements to sell (repledged) comprise Treasuries and reverse repurchase agreements which have been pledged or repledged as collateral. Reverse repurchase agreements reflect the cash leg of secured lending arrangements in which the underlying Treasury securities borrowed have been pledged to exchanges and central clearing counterparties. Treasury instruments (pledged as collateral) comprise U.S. Treasury securities and agency bonds. These instruments are pledged to exchanges and central clearing counterparties in order to reduce cash margin requirements. These assets are presented together in this note because they arise from the same business model: client cash is invested in instruments that can be pledged to an exchange and central clearing counterparty. As the business model and the basis of measurement for these assets are consistent, and as the assets are similar in nature and function, their combined presentation is considered appropriate in accordance with IAS 1. Financial instruments pledged in this manner are subject to the specific terms and conditions set out in the agreements with each counterparty. Typically, while a U.S. Treasury security is pledged to a counterparty, the Group is restricted from selling or transferring that instrument and from granting any third-party rights over it, including using it as collateral for further financing arrangements. Treasury instruments (pledged) and assets held under agreements to sell (repledged) comprise instruments with a maturity prior to 31 December 2026. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 197

(d) Unpledged and pledged non-current/current analysis 2025 2024 $m $m Treasury instruments (non-current) 403.0 99.6 Treasury instruments (current) 138.5 556.2 Treasury instruments (pledged) and assets held under agreements to sell (repledged) - (current) 3,496.8 2,912.9 4,038.3 3,568.7 19 Equity Instruments Equity instruments are purchased primarily to facilitate the Group's product offerings within the following Business Segments: • Agency and Execution: The Group purchases equity instruments to facilitate the Group's Securities Lending and Securities Based Swap product offerings and to facilitate counterparty requirements. • Hedging and Investment Solutions: The Group purchases equity instruments to hedge the economic exposure arising from its Hedging and Investment Solutions product offering. This includes the Group's issued debt and over-the-counter derivatives undertaken with the Group's clients where equities are the underlying risk. 2025 2024 $m $m Equity instruments (unpledged) 586.9 231.4 Equity instruments (pledged as collateral) 6,337.2 4,446.6 6,924.1 4,678.0 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 198

Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

20 Inventory

	2025 $m	2024 $m
Cryptocurrency - Trading	**46.8**	6.9
Carbon emission certificates and credits - Trading	**8.8**	6.5
Warranted metals - Trading	**166.1**	—
Recyclable scrap metals	**85.5**	22.4
Minor metals	**112.9**	—
Precious metals	**63.6**	—
Total inventories at fair value less cost to sell	**483.7**	35.8

All inventories are held at fair value less cost to sell.

The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at 31 December 2025, the Group's overall net market risk exposure to cryptocurrencies was $0.5m (2024: $1.1m). As at 31 December 2025, the Group had pledged $39.6m of the cryptocurrency balance as collateral (2024: $nil). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.

Carbon emission certificates and credits comprise EU allowance certificates (EUA) and Solar renewable energy certificates (RECs) which are held to trade and the fair value is based on quoted market prices and classified as a Level 1 valuation under the fair value hierarchy.

The Group's metals inventory comprises the following:

- Warranted metals are those where the Group holds title and warrant and which are lodged and stored with an exchange. The majority of these warranted metals consists of precious metals. The fair value is determined by using a suitable, observable proxy and is classified as a Level 2 valuation.
- Recyclable scrap metals are those which the Group has title over and which are in transit from the supplier to the customer. The vast majority of recyclable scrap metals consists of non-ferrous metals and comprises various grades of copper (including brass), aluminium and lead. The fair value for recyclable scrap metals is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a Level 2 valuation.
- Minor metals are those where the Group has title over and are either stored in London Metal Exchange and Minor Metals Trade Association approved warehouses or in transit between warehouses and trading counterparties. The vast majority of the inventory consists of various grades/alloys of cobalt, lithium and other battery metals. The fair value is determined based on quoted metal prices which are adjusted for differing grades and is classified as a Level 2 valuation.
- Precious metals are those where the Group holds title and which are either warehoused or in transit. The fair value is determined based on quoted exchange prices. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.

The fair value movements charged to profit and loss are as follows:

	Cost 2025 $m	Fair value movement 2025 $m	Inventory 2025 $m
Cryptocurrency - Trading	**56.5**	**(9.7)**	**46.8**
Carbon emission certificates and credits - Trading	**8.8**	**—**	**8.8**
Warranted metals - Trading	**128.0**	**38.1**	**166.1**
Recyclable scrap metals	**81.5**	**4.0**	**85.5**
Minor metals	**80.8**	**32.1**	**112.9**
Precious metals	**38.4**	**25.2**	**63.6**
	394.0	**89.7**	**483.7**

	Cost 2024 $m	Fair value movement 2024 $m	Inventory 2024 $m
Cryptocurrencies	8.9	(2.0)	6.9
Carbon emission certificates and credits	6.5	—	6.5
Recyclable scrap metals	22.6	(0.2)	22.4
	38.0	(2.2)	35.8

199

21 Fixed Income Securities Fixed income securities comprise corporate bonds held primarily by the Group's Agency and Execution segment to realize value through the crystallization of the spread between buying and selling. 2025 2024 $m $m Fixed income securities (unpledged) 16.0 87.7 Fixed income securities (pledged) 82.4 — 98.4 87.7 22 Debt Securities 2025 2024 $m $m Financial Products Program 4,226.1 2,667.4 Tier 2 Program 0.9 7.2 EMTN Program 382.0 333.4 Senior Note Program 1,112.6 596.5 5,721.6 3,604.5 Hedging and Investment Solutions: Financial Products Programs In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the 'Financial Products Programs'), respectively, which are at the core of our Financial Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with a broad range of structured investment products (the 'Structured Notes') and represents a way to diversify our sources of funding and to reduce the utilization of our revolving credit facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange, digital assets and fixed income products. Under the Financial Products Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 31 December 2025, the fair value of the Group's debt securities issued under the Financial Products Program was $4,226.1m (2024: $2,667.4m), with an average expected maturity of 15 months (2024: 17 months) however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was 5.8% (2024: 6.4%). These notes are designated at fair value through profit and loss. Tier 2 Program Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital. The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are listed on the Vienna Multilateral Trading Facility. As at 31 December 2025, the Group had $0.9m (2024: $7.2m) of debt securities issued under the Tier 2 Program with an average maturity of 21 months (2024: 14 months) and an average interest rate of SOFR plus 643 basis points (2024: SOFR plus 643 basis points). In November 2025, $6.3m of the Group's Tier 2 notes matured and were not replaced. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 200

22 Debt Securities continued EMTN Program In October 2022, the Company entered into a Euro Medium Term Note (‘EMTN’) Program under which it may, from time to time, issue tranches of notes of varying terms (EMTN Notes). The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0m (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. The EMTN Notes rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Company. The EMTN Program also contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company's and the Company's subsidiaries’ assets. In February 2023, the Company issued senior fixed rate notes due 2 February 2028 in the amount of €300m for net proceeds of €298.5m at an interest rate of 8.375%. As at 31 December 2025, the Group had $382.0m (2024: $333.4m) of debt securities issued under the EMTN Program with an average maturity of 25 months (2024: 37 months) and an average interest rate of 8.375% (2024: 8.375%). These EMTN notes are designated in a fair value hedging relationship for interest rate risk. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. Senior Note Program In October 2024, the Company filed a Form F-1 Registration Statement with the SEC to offer, on a continuous basis, up to $700.0m in aggregate principal amount (or the equivalent thereof if any other currency) of senior notes due nine months or more from date of issue (the “F-1 Program”) and, in May 2025, the Company filed a Form F-3 Registration Statement with the SEC under which we can offer senior debt securities, subordinated debt securities and contingent capital securities (the “F-3 Program”). The senior notes issued under these programs represent direct, senior and unsecured obligations and rank pari passu with other senior unsecured indebtedness. The Senior Notes program contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The Senior Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In October 2024, the Company completed an offering under the Senior Notes Program of 5-year senior fixed rate notes due 4 November 2029 totaling $600.0m for net proceeds of $596.7m at an interest rate of 6.404%. During May 2025, the Company completed a further offering of 3-year senior fixed rate notes due 8 May 2028 totaling $500.0m for net proceeds of $498.3m at an interest rate of 5.829%. As at 31 December 2025, the Group had $1,112.6m (2024: $596.5m) of debt securities issued under the Senior Note Program with an average maturity of 37 months (2024: 58 months) and an average interest rate of 6.1% (2024: 6.4%). The notes issued under the Senior Note Program are designated in a fair value hedging relationship for interest rate risk. Refer to note 23 for further detail. In addition to the above debt programs, the Company issued Additional Tier 1 (AT1) securities which are accounted for as equity instruments and disclosed in note 31. Cashflow classification Cash flows from operations includes the movement of debt securities except for debt securities issued under the Tier 2 Program and are presented within the section labelled working capital. Debt securities have been split into those that represent revenue producing activities and are part of the ongoing operations of the Group which include Financial Products Program, EMTN Program and the Senior Notes Programs. Tier 2 securities qualify as Tier 2 Capital and therefore are presented as cash flows from financing activities given the nature of the instruments are capital in nature. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 201

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

23 Derivative Instruments

The Group enters into derivative financial instruments to facilitate client trading activity and to manage exposures arising from its own balance sheet. Derivatives are initially recognized and subsequently measured at fair value and are classified as held for trading unless designated in qualifying hedge accounting relationships in accordance with IFRS 9.

The Group applies hedge accounting where the hedging relationship meets the qualifying criteria, including the existence of an economic relationship between the hedging instrument and the hedged item and where hedge effectiveness can be reliably measured.

Derivative assets and derivative liabilities comprise the following:

	Financial assets		Financial liabilities	
	2025 $m	2024 $m	2025 $m	2024 $m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:				
Synthetic equity swap	**190.0**	243.3	**—**	—
Agriculture contracts	**163.5**	296.7	**163.2**	221.5
Energy contracts	**106.2**	83.3	**102.8**	53.0
Foreign currency contracts	**1,124.2**	204.9	**997.7**	259.1
Precious metal contracts	**7.8**	1.3	**17.2**	3.9
Credit contracts	**3.7**	2.2	**15.1**	9.6
Metals contracts	**15.9**	3.2	**26.3**	3.1
Equity contracts	**526.9**	233.5	**769.6**	65.2
Crypto contracts	**2.8**	13.7	**7.2**	16.1
Rates contracts	**128.0**	55.6	**134.7**	62.8
Held for trading derivatives that are designated in hedge accounting relationships:				
Foreign currency contracts	**24.9**	0.1	**—**	24.2
Rates contracts	**46.4**	25.7	**20.0**	33.2
	2,340.3	1,163.5	**2,253.8**	751.7

Hedge accounting derivatives

The Group applies hedge accounting to manage interest rate and foreign exchange risks. Further details of how these risks arise and how they are managed by the Group can be found in Note 35.

Cash flow hedge

The Group has the following cash flow hedge relationships:

a) Foreign Currency Risk

The associated gains and losses on derivatives that are used to hedge GBP commitments are recognized in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.

b) Interest Rate Risk

The Group is exposed to interest rate risk on cash, investments, derivatives, client balances and bank borrowings. The main interest rate risk is derived from interest-bearing deposits in which the Group invests surplus funds and bank borrowings, although the Group's exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-bearing assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset its investments which are held at rates fixed for a maturity which does not exceed three months, with the exception of US Treasuries, which have a maturity of up to two years.

The Group's risk management strategy is to reduce the volatility in the Group's interest receipts owing to changes in the short term reference rate for the Group's short term deposits. As such, management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group's earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. Further hedges were added during 2025. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognized in other comprehensive income.

202

Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

23 Derivative Instruments continued

Cash flow hedge continued

The following table details the maturity analysis of the derivatives hedge instruments designated in cash flow hedging relationships per notional value and by hedged risk:

	2025				
	Maturity analysis per notional				
	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
Hedged Risk					
Foreign currency	35.5	63.0	5.5	—	104.0
Interest rate	100.0	547.0	2,640.9	—	3,287.9
	135.5	610.0	2,646.4	—	3,391.9

	2024				
	Maturity analysis per notional				
	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
Hedged Risk					
Foreign currency	63.8	92.6	—	—	156.4
Interest rate	—	441.4	2,020.0	—	2,461.4
	63.8	534.0	2,020.0	—	2,617.8

As at 31 December 2025, the aggregate amount of gains/(losses) under foreign exchange forward contracts and interest rate contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $1.2m and a gain of $11.3m respectively (2024: $1.8m loss and $24.6m loss). It is anticipated that these commitments will become due monthly over the course of the maturity analysis note above, at which time the amount deferred in equity will be recycled to profit and loss.

203

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

23 Derivative Instruments continued

Hedge accounting derivatives continued

Cash flow hedge continued

The following table details the cash flow hedge relationships by hedged risk as at 31 December 2025 and 2024 is as follows:

	2025							
	Hedging instrument					Hedged item	Ineffectiveness	
		Carrying amount						
	Notional amount[1] $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m	Gain/(loss) recognized in OCI $m	Ineffectiveness (loss) recognized in the income statement $m	Income statement presentation
Hedged Risk								
Foreign currency	**104.0**	**1.3**	**(0.1)**	**Derivative instruments**	**3.0**	**(3.0)**	**—**	**Other expenses**
Interest rate	**3,287.9**	**12.7**	**(1.4)**		**15.2**	**(15.2)**	**—**	**Net Interest Income**
	3,391.9	**14.0**	**(1.5)**		**18.2**	**(18.2)**	**—**	

	2024							
	Hedging instrument					Hedged item	Ineffectiveness	
		Carrying amount						
	Notional amount[1] $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m	Gain/(loss) recognized in OCI $m	Ineffectiveness (loss) recognized in the income statement $m	Income statement presentation
Hedged Risk								
Foreign currency	156.4	0.1	(1.9)	Derivative instruments	(5.1)	5.1	—	Other expenses
Interest rate	2,461.4	1.5	(26.1)		6.4	(6.4)	—	Net Interest Income
	2,617.8	1.6	(28.0)		1.3	(1.3)	—	

1. The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

There is 1 (2024: 1) foreign currency risk cash flow hedge with an average forward contract of 1.3313 (2024: 1.2663) across the relationships and 3 (2024: 3) interest rate risk cash flow hedges with an average forward rate of 3.46% (2024: 3.51%) across the relationships.

204

23 Derivative Instruments continued Hedge accounting derivatives continued Fair value hedge As part of the Group's management of market risk exposures, the following fair value hedges were in place as at 31 December 2025 and 2024: • An interest rate swap and a cross currency swap agreement in place with a notional amount of €300.0m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300.0m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance. • An interest rate swap with a notional amount of $600.0m whereby the Group receives the fixed rate of 6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates. The Group entered into the following hedges during the year ended 31 December 2025: • An interest rate swap entered into in May 2025 as part of the senior note issuance. The swap has a notional amount of $500.0m whereby the Group receives the fixed rate of 5.829% and pays the floating rate of the Secured Overnight Financing Rate ("SOFR") + 2.4187%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates. • Interest rate swap agreements entered into in 2025 with respect to certain U.S. treasury instruments acquired during the period. The swaps have a cumulative notional amount of $300.0m whereby the Group receives the floating rate of SOFR and pays the fixed rate under each contract. The risk being hedged is the exposure to changes in the fair value of the entire portion of the fixed-rate U.S. treasury instruments due to fluctuations in market interest rates. There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and hedge effectiveness is assessed by comparing the changes in the fair value of the hedging instrument against the changes in the fair value of the hypothetical derivative representing the hedged risk. Hedge ineffectiveness can arise from: • different interest rate curve applied to discount the hedged item and hedging instrument; • differences in timing of cash flows of the hedged item and hedging instrument; • the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item. The following table details the maturity analysis of the derivatives hedging instruments designated in fair value hedge relationships per notional value and by hedged risk: 2025 Maturity analysis per notional Less than 3 months 3 to 12 months 1 to 5 years Over 5 years Total $m $m $m $m $m Hedged Risk Interest rate — — 1,727.3 — 1,727.3 — — 1,727.3 — 1,727.3 2024 Maturity analysis per notional Less than 3 months 3 to 12 months 1 to 5 years Over 5 years Total $m $m $m $m $m Hedged Risk Interest rate — — 927.3 — 927.3 — — 927.3 — 927.3 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 205

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

23 Derivative Instruments continued

Hedge accounting derivatives continued

Fair value hedge continued

The following table details the fair value hedge relationships by hedged risk as at 31 December 2025 and 2024 is as follows:

	2025				
	Hedging instrument				
		Carrying amount			
	Notional amount[1] $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m
Hedged Risk					
Interest rate	**1,727.3**	**58.5**	**(18.5)**	**Derivative instruments**	**(18.9)**
	1,727.3	58.5	(18.5)		(18.9)

	Hedged item						Ineffectiveness	
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount					
	Asset $m	Liability $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m	Ineffectiveness recognized in the income statement $m	Income statement presentation
Hedged Risk								
Interest rate	**—**	**(1,490.8)**	**0.3**	**(11.6)**	**Debt Securities**	**(17.5)**	**—**	**Net Interest Income**
	304.2	**—**	**0.1**	**(1.5)**	**Treasury Instruments**	**(1.4)**	**—**	
	304.2	(1,490.8)	0.4	(13.1)		(18.9)	—	

1. The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

206

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

23 Derivative Instruments continued

Hedge accounting derivatives continued

Fair value hedge continued

	2024				
	Hedging instrument				
		Carrying amount			
	Notional amount[1] $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m
Hedged Risk					
Interest rate	927.3	24.2	(29.9)	Derivative instruments	(13.7)
	927.3	24.2	(29.9)		(13.7)

	Hedged item						Ineffectiveness	
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount					
	Asset $m	Liability $m	Asset $m	Liability $m	Balance Sheet presentation	Change in fair value used to calculate hedge ineffectiveness $m	Ineffectiveness recognized in the income statement $m	Income statement presentation
Hedged Risk								
Interest rate	—	(929.9)	6.1	—	Debt Securities	9.5	—	Net Interest Income
	—	(929.9)	6.1	—		9.5	—	—

1. The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

There are 6 (2024: 2) interest rate risk fair value hedges with an average forward rate of 3.52% (2024: 3.57%) across the relationships.

207

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

24 Reverse repurchase agreements and repurchase agreements

The Group enters into reverse repurchase and repurchase agreements primarily to generate income from the spread between the rate earned on reverse repurchase agreements and the rate paid on repurchase agreements ("securities financing"). Repurchase agreements are also used to finance securities and support the facilitation of client activity. These assets and liabilities are measured at fair value through profit or loss.

	2025 $m	2024 $m
Reverse repurchase agreements	**3,117.1**	2,490.4
Repurchase agreements	**(4,148.9)**	(2,305.8)
	(1,031.8)	184.6

25 Trade and Other Receivables

	2025 $m	2024 $m
Amounts due from exchanges, clearing houses and other counterparties[1]	**4,311.3**	3,124.0
Amounts due from clients[1]	**3,085.7**	2,737.1
Trade debtors[1]	**367.4**	283.5
Amounts due from Prime Brokers[1]	**313.9**	101.5
Settlement balances[1]	**2,045.2**	593.8
Default funds and deposits	**419.4**	474.1
Loans receivable	**283.5**	89.8
Other tax and social security taxes	**18.3**	12.3
Other debtors	**150.1**	104.5
Prepayments	**48.6**	32.6
	11,043.4	7,553.2

1. During 2025 the Group made a voluntary change in presentation to separate Amounts due from Prime Brokers (previously included in Amounts due from clients) and Settlement balances, (previously reflected within Trade debtors and Amounts due from exchanges, clearing houses and other counterparties). The Group considers this disaggregation to provide more useful information.

Amounts due from exchanges, clearing houses and other counterparties

These balances primarily include cash deposits to meet margin requirements. The margin requirements comprise both initial and daily variation margin to secure futures, options and OTC products pertaining to the Group's membership of the exchanges and the legal agreements with the clearing houses and other counterparties. Where the deposit of cash constitutes settlement, the amounts receivable from the exchanges, clearing houses and other counterparties constitute cash receivable. There are exchanges where the deposit of cash does not constitute the settlement of the outstanding position, and when this is the case and where applicable the balance against these exchanges, clearing houses and other counterparties are reported net reflecting the initial margin and cash collateral being offset against the unrealized transactions.

Amounts receivable from clients

Receivables from clients include the total net deficits related to client activity in exchange-traded futures, options and OTC derivative trading accounts. Client deficits arise from realized and unrealized trading losses as well as from margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Where clients operate under TTCA agreements, this represents a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account. Regardless of whether the amounts receivable from clients is a single unit of account or whether they represent part of a gross position, the income from clients is mainly reported through commission income with interest being earned on client deficits and interest being paid to clients on excess cash on deposit included within interest income and expense. Where clients are accounted for as a single unit of account, the net interest income or expense from the excess cash placed with the Group or owing to the Group from any margin financing will be recorded net within interest income or interest expense.

Trade debtors

Trade debtors primarily consist of invoiced commissions, fees and other trade related receivables.

Trade debtors includes balances of $56.6m (2024: $108.7m) that qualify as financial assets measured at fair value through profit or loss, such as the provisionally priced invoices on physical commodity sales and the Group's trade facilitation invoices which the Group has funded.

Settlement balances

Settlement balances primarily relate to short-term settlement balances arising from transactions recognized on a trade date basis. These amounts settle within a few days through established clearing mechanisms and represent intermediary cash flows rather than trading positions.

208

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

25 Trade and Other Receivables continued

Amounts due from Prime Brokers

Amounts due from Prime Brokers include cash, realized and unrealized gains or losses on futures and options and margin financing.

Loans Receivable

Loans receivable are measured at amortized cost in line with the Group's accounting policy outlined in Note 3 (i). Loans receivable primarily consist of credit lines offered to the Group's clearing clients and digital asset loans which form part of the Group's Hedging and Investment Solutions offering.

Default funds and deposits

These balances represent credit risk protection for the members of exchange, whereby a certain amount of cash is placed on deposit representing the members' activities and the volatility in the prices of the exchange-traded commodities. These cash deposits are measured at amortized cost.

Other debtors

Other debtors mainly consist of interest receivable from banks on cash deposits which is accrued based on payment expectations on average balances and using agreed upon rates. Additionally other debtors include sign-on bonuses which are amortized over the contractual period.

(a) Segregated balances

Included in Amounts receivable from exchanges, clearing houses and other counterparties, Amounts due from Prime Brokers and Amounts due from clients are segregated balances of $2,011.1m (2024: $1,833.7m) and non-segregated balances of $5,699.8m (2024: $4,128.9m).

(b) Aging and ECL allowances

The Group recognized a lifetime ECL allowance for Trade debtors of $0.6m as at 31 December 2025 (2024: $1.1m) using a provision matrix under the simplified approach. In addition the Group recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $16.7m as at 31 December 2025 (2024: $15.2m), based on individual assessment, to reflect the expected credit losses associated with certain counterparties.

The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.

The provision matrix for trade debtors is as follows.

2025	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	**0.17%**	**0.17%**	**0.17%**	**0.17%**	**0.17%**	**0.17%**	
Trade debtors $m	**286.2**	**26.4**	**11.2**	**8.1**	**5.2**	**29.7**	**366.8**
Trade debtors lifetime ECL $m	**0.6**	—	—	—	—	—	**0.6**

2024	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%	
Trade debtors $m	214.8	24.2	11.4	7.4	4.1	20.5	282.4
Trade debtors lifetime ECL $m	1.0	0.1	—	—	—	—	1.1

Below we present the ageing of the Group's other receivables different from trade debtors, excluding other tax and social security taxes and prepayments.

2025 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	**4,306.5**	**3.2**	—	—	—	**1.6**	**4,311.3**
Amounts due from Prime Brokers	**313.9**	—	—	—	—	—	**313.9**
Settlement balances	**2,017.7**	**26.1**	**1.0**	**0.2**	—	**0.2**	**2,045.2**
Amounts receivable from clients	**3,078.8**	—	**1.3**	**0.7**	**0.4**	**4.5**	**3,085.7**
Default funds and deposits	**419.4**	—	—	—	—	—	**419.4**
Loans receivable	**283.2**	—	—	—	—	**0.3**	**283.5**
Other debtors	**149.6**	**0.2**	—	—	—	**0.3**	**150.1**
							10,609.1
Corresponding allowance for loan losses ECL							**16.7**

209

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

25 Trade and Other Receivables continued

2024 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	3,114.2	7.6	—	—	1.4	0.8	3,124.0
Amounts due from Prime Brokers	101.5	—	—	—	—	—	101.5
Settlement balances	589.0	4.4	0.1	0.1	0.1	0.1	593.8
Amounts receivable from clients	2,724.1	4.2	2.9	1.5	2.1	2.2	2,737.0
Default funds and deposits	474.1	—	—	—	—	—	474.1
Loans receivable	89.7	—	—	—	—	0.1	89.8
Other debtors	103.7	0.1	—	0.1	—	0.6	104.5
							7,224.7
Corresponding allowance for loan losses ECL							13.8

(c) Reconciliation of the movement in impairment allowance

	2025 $m	2024 $m
At 1 January	**15.2**	20.9
Bad debts written off	**(0.8)**	(4.5)
Released to the income statement	**(3.0)**	(3.2)
Charged to the income statement	**2.3**	1.5
Other balance sheet movements	**3.9**	0.5
At 31 December	**17.6**	15.2

The impairment allowance of $17.6m (2024: $15.2m) in the table above includes $0.3m (2024: $0.3m) ECL for cash and cash equivalents.

26 Trade and Other Payables

	2025 $m	2024 $m
Amounts due to exchanges, clearing houses and other counterparties[1]	**378.3**	1,407.5
Amounts due to Prime Brokers[1]	**733.6**	1,017.1
Amounts payable to clients[1]	**8,951.7**	6,236.9
Accruals	**568.2**	468.3
Settlement balances[1]	**2,096.4**	482.3
Other tax and social security taxes	**22.5**	9.9
Other creditors[1]	**138.5**	118.4
Bank overdrafts	**67.2**	—
	12,956.4	9,740.4

1. During 2025 the Group made a voluntary change in presentation to separate Amounts due to Prime Brokers and Settlement balances from within Amounts due to exchanges, clearing houses and other counterparties and Amounts payable to clients. Trade payables, Deferred income and Other creditors were also combined into a single category of Other creditors. The Group considers this revised view to provide more useful information.

Trade and other payables mainly comprise the following:

Amounts due to exchanges, clearing houses and other counterparties

These balances primarily include cash amounts payable to exchanges where the Group is required to meet margin requirements, either initial or daily variation margin. These margin requirements are there to secure futures, options and other OTC products, including forwards. These amounts represent financial liabilities that are recorded at amortized cost.

Amounts due to Prime Brokers

Amounts payable to clients and Amounts due to Prime Brokers. Amounts due to Prime Brokers include cash, realized and unrealized gains or losses on futures and options and margin financing.

Amounts payable to clients

The Group's relationships with its clients are governed by the legal agreements that are signed between the parties. The amounts due to other counterparties specifically addresses the cash received from clients for Clearing and Prime Brokerage activity under these legal agreements. The legal agreements underpin the various different components of a balance with the client; ranging from cash, to realized and unrealized gains or losses on futures and options, to margin financing. As they are governed by a single legal agreement, they will be accounted for as a single unit of account. As financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, the single unit of account is initially recorded at fair value but then remeasured at amortized cost. The one exception being the amounts due to clients which relate to the settlement of contracts at the London Metal Exchange ('LME'), where the Group is subject to the settlement and margining requirements of LME Clear.

210

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

26 Trade and Other Payables continued

Amounts payable to clients continued

Where clients are requesting to clear LME forward contracts, these contracts do not settle until the prompt date and cannot be said to settle daily. Any outstanding LME forwards cleared by the Group will be treated as an amount due to clients constituting a hybrid instrument which comprises of cash for initial margin, cash collateral and the outstanding forward which will settle in the future.

As a hybrid instrument, the entire instrument will be categorized as a financial liability held at FVTPL.

Amounts payable to clients include the total of excess pertaining to client activity in exchange traded futures, options and OTC derivative trading accounts. Client excesses arise from realized and unrealized trading losses as well as any margin transactions. Client excess accounts are reported gross of client accounts that contain net debit or negative balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Clients which operate under TTCA agreements represent a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account, within amounts receivable from clients measured at amortized cost, except as above when the client activity relates to outstanding LME forwards.

Other creditors

Other creditors primarily relate to brokerage and physical commodity invoices. Included in other creditors are financial liabilities measured at fair value through profit or loss of $25.5m (2024: $7.4m), such as provisionally priced invoices on physical commodity contracts.

Settlement balances

Settlement balances primarily relate to short-term settlement balances arising from transactions recognized on a trade date basis. These amounts settle within a few days through established clearing mechanisms and represent intermediary cash flows rather than trading positions.

The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value.

(a) Segregated balances

Included in Amounts payable to clients and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,789.2m (2024: $4,733.5m) and non-segregated balances of $5,274.4m (2024: $4,038.8m).

27 Borrowings

(a) Loans

	2025 $m	2024 $m
Short-term borrowings	**200.0**	152.0
Long-term borrowings	**—**	—
Total borrowings	**200.0**	152.0

	2025 $m	2024 $m
At 1 January	**152.0**	—
Additions from Group Acquisitions[1]	**20.2**	—
Repayments	**(142.2)**	—
Additional draws	**170.0**	152.0
Total borrowings	**200.0**	152.0

1. Additions from Group Acquisitions for the year ended 31 December 2025 amounted to $20.2m relating to Darton Group Limited. This balance was fully repaid during the year, and there is no outstanding amount as at 31 December 2025. For further details on this acquisition, refer to Note 12 "Business Combinations".

(b) Secured credit agreements

The Group, through its regulated subsidiary, Marex Capital Markets Inc. ('MCMI') has a $200.0m (2024: $200.0m) uncommitted securities financing facility arranged by a leading financial institution. Outstanding borrowing was $200.0m as at 31 December 2025 (2024: $30.0m).

In the ordinary course of its broker-dealer activities, MCMI has appointed The Bank of New York Mellon to act as its clearing agent ('Clearing Agent') for the purpose of clearing and settling transactions in securities maintained in the Federal Reserve/Treasury book entry system for receiving and delivering Federal Reserve Board (FRB) Securities ('MCMI Clearing Agreement'). Under the terms of the MCMI Clearing Agreement, the Clearing Agent may finance, on an overnight basis, failed deliveries of FRB securities and/or the position in FRB Securities collateralized on FRB Securities, subject to certain haircuts. There was no outstanding borrowing as at 31 December 2025 (2024: $nil).

211

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

27 Borrowings continued

(c) Revolving credit facilities

On 30 June 2023, the Group refinanced its syndicated revolving credit facility (RCF) on improved terms and conditions with HSBC Bank plc. The RCF is unsecured and committed up to $150.0m (31 December 2024: $150.0m) with a renewal date of 30 June 2026. As at 31 December 2025 the facility was undrawn (2024: undrawn). The RCF contains certain financial and other covenants.

Interest on the amount utilized is calculated at a currency risk free rate plus a spread of 210 basis points plus a utilization fee payable dependent on the percentage of utilization. The maximum utilization fee payable is 50 basis points. Interest on the unutilized portion is charged at a fixed percentage rate of 74 basis points (2024: 74 basis points).

The Group, through its regulated subsidiary, MCMI, has access to a $230.0m 364-day (2024: $125.0m) unsecured committed revolving credit facility arranged by a leading financial institution. Interest on the amount utilized is calculated as the US prime rate less 25 basis points. There was no outstanding borrowing under this facility as at 31 December 2025 (2024: $122.0m). The credit facility agreement contains certain financial and other covenants.

28 Client Money (segregated)[1]

As required by the UK FCA's Client Assets Sourcebook ('CASS') rules and the CFTC's client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group's statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognized on the Group's statement of financial position.

	2025 $m	2024 $m
Segregated assets at banks (not recognized)	**5,366.4**	4,982.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognized)	**1,950.0**	1,101.2
Segregated assets at exchanges, clearing houses and other counterparties (recognized)	**2,464.3**	3,016.5
	9,780.7	9,100.1

1. Under the UK FCA's client money rules, certain monies are protected, segregating these monies from the Group's own money. This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the CFTC rules, thus driving the accounting treatment of derecognizing segregated cash at exchanges in the UK compared to the US.

As at 31 December 2025, $194.9m (2024: $173.9m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.

29 Share Capital

The following table provides the number and value of shares outstanding at the beginning and at the end of the period, which are further reconciled to their movements in subsequent sections of this note:

	Group and Company			
	Issued and fully paid		Issued and fully paid	
	2025 Number	2025 $'000	2024 Number	2024 $'000
Ordinary Shares of $0.001551 each	**72,937,470**	**113**	72,221,843	112
Deferred Shares of £0.000469 each	**4,129,436**	**3**	4,129,436	3
	77,066,906	**116**	76,351,279	115

There is no unauthorized share capital for any class of share. There are no shares issued but not fully paid.

During the year, the Group issued 715,627 ordinary shares to satisfy, in full or in part, vesting of the 2021 Retention Long Term Incentive Plan, three tranches of Deferred Bonus Plan Awards, and the 2024 Non-Executive Director Share Award.

The following table provides a reconciliation of the movements in the Group's share capital during the year:

	Group and Company		
	Ordinary shares Number	Deferred shares Number	Total Number
At 1 January 2025[1]	72,221,843	4,129,436	76,351,279
Issuance of shares	715,627	—	715,627
At 31 December 2025[1]	**72,937,470**	**4,129,436**	**77,066,906**

1. Period end shares, excluding shares held by the Employee Benefit Trust, was 71,738,314 (2024: 70,290,886).

212

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

29 Share Capital continued

In the prior period, the Group completed a share capital reorganization prior to the Group's IPO. The table below outlines the movements for the 2024 year. Refer to the 2024 Group Annual Report for further detail on the share reorganization activities and steps.

	Group and Company					
	Ordinary shares of $0.001551 Number	Ordinary shares of $0.000165 Number	Non-voting Ordinary Shares of $0.000165 Number	Deferred Shares of £0.000469 Number	Growth Shares of $0.000165 Number	Total Number
At 1 January 2024	—	**106,491,588**	**3,986,376**	**107,491,490**	**24,892,848**	**242,862,302**
Ordinary shares reorganization pre-IPO (1)	—	22,049,526	(3,986,376)	2,806,815	(24,892,848)	(4,022,883)
Total: Post ordinary shares organization	—	**128,541,114**	—	**110,298,305**	—	**238,839,419**
Reverse share split (2)	68,375,690	(128,541,114)	—	—	—	(60,165,424)
Deferred share cancellation (3)	—	—	—	(106,168,869)	—	(106,168,869)
Total: Post share capital organization	**68,375,690**	—	—	**4,129,436**	—	**72,505,126**
Primary share issuance at IPO[1]	3,846,153	—	—	—	—	3,846,153
At 31 December 2024	**72,221,843**	—	—	**4,129,436**	—	**76,351,279**

1. As part of the initial public offering, 3,846,153 Ordinary Shares of US$0.001551 each in the share capital of the Company were then issued. The sale of shares raised $68.3m in cash, with issue costs of $4.8m.

The rights of the shares are as follows:

Class of share	Rights
Ordinary Shares	Full voting rights and right to participate in ordinary dividends ranking pari passu with non-voting ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari passu with non-voting ordinary shares and no right of redemption.
Non-voting Ordinary Shares	As per ordinary shares, other than having no voting rights.
Deferred Shares	No voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).
Growth Shares	Following its initial public offering, the Company no longer has any growth shares. Growth shares were issued in several series as part of a share-based remuneration scheme. On a liquidity event such as an initial public offering or a sale, the growth shares entitled the holder thereof to a return should the proceeds exceed a specific level, as set for each series on issuance. The holders of growth shares had no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and could not impact the timing of a liquidity event. The growth shares were redeemable on a liquidity event in cash or by conversion into non-voting ordinary shares, as elected by the holders thereof. In the absence of such an election, the default settlement was conversion into non-voting ordinary shares. Prior to the initial public offering the holders of the growth shares elected to equity settle their awards.

213

30 Own Shares As at 31 December 2025, the Group (through the Employee Benefit Trust) held 1,199,156 (2024: 1,930,957) ordinary shares purchased at a total cost of $58.5m (2024: $23.2m). This amount is shown as a debit balance within total equity. The movement in 2025 predominantly consists of the issuance of 715,627 ordinary shares as part of the satisfaction of the vesting of the 2021 Retention Long Term Incentive Plan, 3 tranches of awards issued under the Deferred Bonus Plan and the 2024 Non-Executive Director Share Award and the acquisition of shares at a total cost of $44.1m. The purchase cost is offset by the vesting of ordinary shares at a cost of $33.4m under the Group's share-based payment schemes. The Group's share awards and settlements during the year are more fully described under note 33, "Share-based payments". 31 Additional Capital (AT1 securities) The Group has $97.6m of AT1 securities (2024: $97.6m) which are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable. In 2025, there was no new issuance of AT1 securities (2024: no new issuance). There were no redemptions in 2025 (2024: no redemptions). Interest on the securities, at a fixed rate of 13.25% per annum, is payable semi-annually in arrears in equal instalments on 30 June and 30 December in each year, commencing on 30 December 2022. On the first reset date on 30 December 2027, in the event that the securities are not redeemed, interest will be reset to the five-year semi-annual US treasury securities yield plus a margin of 10.158% per annum. The interest payment is fully discretionary and non-cumulative, and conditional upon the Group being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment. Distributions of $13.3m were made in 2025 (2024: $13.3m) on the AT1 securities. The securities are perpetual securities with no fixed redemption date. The Group may, in its sole and full discretion, subject to regulatory approval, redeem all (but not some only) of the securities on any day falling in the period commencing on (and including) 30 June 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the securities are redeemable at the option of the Group for certain regulatory or tax reasons, subject to regulatory approval. The securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments (excluding the Company’s Ordinary shares). They rank ahead of the holders of ordinary share capital of the Company but junior to the claims of senior creditors of the Group. All AT1 securities will be converted into ordinary shares, at a pre-determined price, should the Group’s Investment Firms Prudential Regime CET1 Ratio fall to less than 64%. As of December 2025, the Group had a CET1 ratio of 206% (2024: 202%), with headroom of $524.5m (2024: $414.3m ). 32 Other Reserves The following describes the nature and purpose of the reserves within other reserves: Reserves Description Revaluation reserve Cumulative unrealized gains on investments in exchanges that are held at FVTOCI and recognized in equity as well as changes in own credit risk. Cash flow hedge reserve Cumulative unrealized gains and losses on hedging instruments deemed effective cash flow hedges. Currency translation reserve On consolidation, the results of overseas operations are translated into USD at rates approximating to those prevailing when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rates ruling at the prevailing date. 33 Share-based payments The Group operates a Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan. The Group operated six equity-settled share-based remuneration schemes for Executive and Non- Executive Directors and senior management as listed and described below. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognized in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 214

33 Share-based payments continued Deferred Bonus Plan Members of the scheme are awarded a fixed number of ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. Retention Long Term Incentive Plan Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. Annual Long Term Incentive Plan Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. All Employee Award As part of the IPO, members of the scheme have been awarded a fixed number of ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date. Non-Executive Directors' Award Members of the scheme are awarded a fixed number of ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date. Warrant Award A warrant granted at the Group’s initial public offering, vested and settled following the twelve- month anniversary resulting in the settlement of 142,709 ordinary shares. Previous share-based payment schemes In addition to the equity-settled share-based remuneration schemes currently active and outlined above, there were a number of share based remuneration schemes which had been granted historically. The instruments issued under those plans included growth shares, nil cost options, growth share options and warrants. The settlement event for these instruments was the liquidity event which occurred on 25 April 2024. All of those outstanding instruments were settled in exchange for a number of the Group’s ordinary shares. Please refer to the 2024 Group Annual Report for further detail on the settlement process and mechanism. The charge for the year arising from share-based payment schemes was as follows: 2025 2024 $m $m Deferred Bonus Plan 30.3 20.0 Retention Long Term Incentive Plan 5.0 4.0 Annual Long Term Incentive Plan 3.8 4.6 All Employee Plan 1.0 0.6 Non-Executive Directors' Plan 0.7 0.4 Warrants 2.7 — Total equity-settled share-based payments 43.5 29.6 Movement on share awards 2025 2024 Number Number Outstanding at the beginning of the year 6,047,829 8,621,240 Reverse Share Split — (4,316,287) Granted during the year 1,428,279 2,256,357 Vested during the year (2,659,294) (496,240) Forfeited during the year (42,797) (17,241) Outstanding at the end of the year 4,774,017 6,047,829 Weighted average fair value of awards granted ($) 26.5 18.5 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 215

Marex Group plc – Annual Report 2025 | 01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

34 Financial Instruments

This note provides an overview of the Group's financial instruments and their categorization under IFRS. Further details about the different types of financial assets and financial liabilities are provided throughout these consolidated financial statements. This note also contains information about the fair value of the Group's financial instruments and the effect of offsetting.

(a) Categories of financial instruments

Below is an analysis of the Group's financial assets and liabilities as at 31 December.

	2025				2024			
Financial assets	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m
Investments	3.0	25.5	—	28.5	—	24.0	—	24.0
Treasury instruments[1]	8.3	—	533.2	541.5	29.7	—	626.1	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)[1]	—	—	3,496.8	3,496.8	—	—	2,912.9	2,912.9
Fixed income securities	97.9	—	0.5	98.4	87.7	—	—	87.7
Equity instruments	6,924.1	—	—	6,924.1	4,678.0	—	—	4,678.0
Derivative instruments[2]	2,327.6	12.7	—	2,340.3	1,162.0	1.5	—	1,163.5
Stock borrowing	2,858.2	—	—	2,858.2	1,781.7	—	—	1,781.7
Reverse repurchase agreements	3,117.1	—	—	3,117.1	2,490.4	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	4,311.3	4,311.3	—	—	3,124.0	3,124.0
Amounts due from Prime Brokers	—	—	313.9	313.9	—	—	101.5	101.5
Amounts receivable from clients	169.5	—	2,916.2	3,085.7	51.9	—	2,685.2	2,737.1
Settlement balances	—	—	2,045.2	2,045.2	—	—	593.8	593.8
Trade debtors	56.6	—	310.8	367.4	108.7	—	174.8	283.5
Default funds and deposits	—	—	419.4	419.4	—	—	474.1	474.1
Loans receivable	—	—	283.2	283.2	—	—	89.8	89.8
Other debtors[3]	—	—	49.8	49.8	—	—	63.0	63.0
Cash and cash equivalents	—	—	2,881.2	2,881.2	—	—	2,556.6	2,556.6
	15,562.3	38.2	17,561.5	33,162.0	10,390.1	25.5	13,401.8	23,817.4

1. The fair value of the Treasury Instruments and Treasury instruments (pledged) and assets held under agreements to sell (repledged), which are Level 1 instruments as they are all quoted instruments, held at amortized cost at 31 December 2025 was $3,729.6m (2024: $3,541.7m). The fair values of other assets and liabilities at amortized cost are consistent with the carrying amount.
2. The Group manages the fixed interest risk on its vanilla debt instrument through interest rate and cross currency swaps as hedging instruments. Refer to note 23.
3. $100.3m (2024: $41.5m) of the other debtors balance mainly relates to sign-on bonuses and forgivable employee loans and are not included in the table above as they are not a financial asset.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

34 Financial Instruments continued

	2025				2024			
Financial liabilities	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m
Repurchase agreements	4,148.9	—	—	4,148.9	2,305.8	—	—	2,305.8
Derivative instruments	2,252.4	1.4	—	2,253.8	724.2	27.5	—	751.7
Short securities	2,215.7	—	—	2,215.7	1,704.6	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	—	—	378.3	378.3	—	—	1,407.5	1,407.5
Amounts due to Prime Brokers	—	—	733.6	733.6	—	—	1,017.1	1,017.1
Amounts payable to clients	291.4	—	8,660.3	8,951.7	65.1	—	6,171.8	6,236.9
Settlement balances	—	—	2,096.4	2,096.4	—	—	482.3	482.3
Other creditors	25.5	—	104.4	129.9	7.4	—	108.6	116.0
Stock lending	4,883.0	—	613.7	5,496.7	3,480.9	—	1,471.2	4,952.1
Short-term borrowings	—	—	200.0	200.0	—	—	152.0	152.0
Debt securities[1]	4,227.0	—	1,494.6	5,721.6	2,674.6	—	929.9	3,604.5
Lease liability	—	—	97.3	97.3	—	—	77.5	77.5
Bank overdrafts	—	—	67.2	67.2	—	—	—	—
	18,043.9	1.4	14,445.8	32,491.1	10,962.6	27.5	11,817.9	22,808.0

1. Debt securities includes EMTN and the Group's Senior Note Program measured at amortized cost for which we apply fair value hedge accounting.

217

(b) Fair value measurement The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities. Management assessed that the fair values of trade and other receivables, cash and short term deposits, stock lending and trade and other payables approximate their carrying value amounts largely due to the short-term maturities of these instruments. The following methods and assumptions were used to estimate the Level 2 fair values: • The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position. • The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price. • The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralized, thereby eliminating both counterparty risk and the Group’s own non- performance risk. Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 218

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

34 Financial Instruments continued

(b) Fair value measurement continued

The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December.

	2025				2024			
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:								
Investments	—	3.0	—	3.0	—	—	—	—
Equity instruments	6,899.2	24.8	0.1	6,924.1	4,464.3	213.7	—	4,678.0
Treasury instruments	8.3	—	—	8.3	29.7	—	—	29.7
Fixed income securities	13.4	84.5	—	97.9	75.1	12.6	—	87.7
Derivative instruments	0.6	2,322.8	4.2	2,327.6	—	1,161.3	0.7	1,162.0
Amounts receivable from clients	169.5	—	—	169.5	51.9	—	—	51.9
Trade debtors	—	56.6	—	56.6	—	108.7	—	108.7
Reverse repurchase agreements	—	3,117.1	—	3,117.1	—	2,490.4	—	2,490.4
Stock borrowing	—	2,858.2	—	2,858.2	1,781.7	—	—	1,781.7
Financial assets – FVTOCI:								
Investments	8.8	8.7	8.0	25.5	12.6	6.3	5.1	24.0
Derivative instruments	—	12.7	—	12.7	—	1.5	—	1.5
Financial liabilities – FVTOCI:								
Derivative instruments	—	(1.4)	—	(1.4)	—	(27.5)	—	(27.5)
Financial liabilities – FVTPL:								
Derivative instruments	(2.8)	(2,249.6)	—	(2,252.4)	—	(724.1)	(0.1)	(724.2)
Other payables	—	(25.5)	—	(25.5)	(7.4)	—	—	(7.4)
Amounts payable to clients	(291.4)	—	—	(291.4)	(65.1)	—	—	(65.1)
Short securities	(2,127.5)	(88.1)	(0.1)	(2,215.7)	(1,644.8)	(59.8)	—	(1,704.6)
Debt securities	—	(4,190.8)	(36.2)	(4,227.0)	—	(2,668.9)	(5.7)	(2,674.6)
Stock lending	—	(4,883.0)	—	(4,883.0)	(3,480.9)	—	—	(3,480.9)
Repurchase agreements	—	(4,148.9)	—	(4,148.9)	—	(2,305.8)	—	(2,305.8)
	4,678.1	(7,098.9)	(24.0)	(2,444.8)	1,217.1	(1,791.6)	—	(574.5)

In addition to the financial instruments presented above, the Group also holds inventory which is measured at fair value less costs to sell. Refer to note 20 'Inventory' for further details.

219

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01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

34 Financial Instruments continued

(b) Fair value measurement continued

The following table summarizes the movements in the Level 3 balances during the year.

Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2024: no transfers).

Reconciliation of Level 3 fair value measurements of financial assets

	2025 $m	2024 $m
Balance at 1 January	**5.8**	0.8
Purchases	**7.0**	5.3
Settlements	**(0.3)**	(0.8)
Total gains or losses in the period recognized in the income statement:		
Market Making revenue	**0.2**	0.4
Transfers out of Level 3	**(0.4)**	(0.1)
Transfers into Level 3	**—**	0.2
Balance at 31 December	**12.3**	5.8

Reconciliation of Level 3 fair value measurements of financial liabilities

	2025 $m	2024 $m
Balance at 1 January	**5.8**	6.0
Purchases	**20.1**	4.3
Settlements	**(0.2)**	(2.5)
Total gains or losses in the period recognized in the income statement:		
Market Making revenue	**12.0**	(0.3)
Transfers out of Level 3	**(1.5)**	(1.9)
Transfers into Level 3	**—**	0.2
Balance at 31 December	**36.3**	5.8

The Group's management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group's profit, comprehensive income or shareholders' equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At 31 December 2025, the Group held a deferred day 1 gains/losses balance of $1.2m (2024: $5.3m).

(c) Offsetting, enforceable master netting arrangements and similar agreements

As a member of the London Metal Exchange ('LME'), the Group is subject to the settlement and margining rules of LME Clear. The majority of LME products transacted by the Group are forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity ('prompt') date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the LME Clear rules, the Group is able to utilize forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.

The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.

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34 Financial Instruments continued The effect of offsetting is disclosed below: Gross amount Amounts set-off Net amount presented Non-cash collateral rec’d/ (pledged) Cash collateral rec’d/ (pledged) Net amount 2025 $m $m $m $m $m $m Financial assets Amounts due from exchanges, clearing houses and other counterparties 4,971.8 (660.5) 4,311.3 — — 4,311.3 Reverse repurchase agreements 86,057.2 (82,940.1) 3,117.1 3,053.3 — 63.8 Derivative instruments 3,435.5 (1,095.2) 2,340.3 — 277.0 2,063.3 Treasury instruments (pledged) and assets held under agreements to sell (repledged) 3,496.8 — 3,496.8 2,618.9 — 877.9 Loans receivable 283.2 — 283.2 178.3 — 104.9 Stock borrowing 2,858.2 — 2,858.2 2,701.9 28.7 127.6 Amounts due from Prime Brokers 313.9 — 313.9 313.9 — — Amounts receivable from clients 3,085.7 — 3,085.7 2,021.0 — 1,064.7 Financial liabilities Amounts due to exchanges, clearing houses and other counterparties 1,038.8 (660.5) 378.3 — — 378.3 Repurchase agreements 87,089.3 (82,940.1) 4,149.2 (4,067.9) — 81.3 Derivative instruments 3,279.6 (1,025.8) 2,253.8 — (291.4) 1,962.4 Stock lending 5,496.9 — 5,496.9 (5,350.7) — 146.2 Amounts due to Prime Brokers 733.6 — 733.6 (733.6) — — Amounts payable to clients 9,021.2 (69.5) 8,951.7 (1,291.2) — 7,660.5 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 221

34 Financial Instruments continued Gross amount Amounts set-off Net amount presented Non-cash collateral rec’d/ (pledged) Cash collateral rec’d/ (pledged) Net amount 2024 $m $m $m $m $m $m Financial assets Amounts due from exchanges, clearing houses and other counterparties 3,723.0 (507.5) 3,215.5 — — 3,215.5 Reverse repurchase agreements 50,848.4 (48,358.0) 2,490.4 2,490.4 — — Derivative Instruments 2,278.8 (1,115.3) 1,163.5 — 420.1 743.4 Treasury instruments (pledged) and assets held under agreements to sell (repledged) 2,912.9 — 2,912.9 1,708.3 — 1,204.6 Stock borrowing 1,781.7 — 1,781.7 1,692.4 — 89.3 Amounts due from Prime Brokers 101.5 — 101.5 101.5 — — Amounts receivable from clients 2,737.1 — 2,737.1 1,373.4 — 1,363.7 Financial liabilities Amounts due to exchanges, clearing houses and other counterparties 1,919.3 (417.8) 1,501.5 — — 1,501.5 Repurchase agreements 50,663.8 (48,358.0) 2,305.8 (2,279.3) — 26.5 Derivative Instruments 1,867.0 (1,115.3) 751.7 — (192.2) 559.5 Stock lending 4,952.1 — 4,952.1 (4,824.2) — 127.9 Amounts due to Prime Brokers 1,017.1 — 1,017.1 (1,017.1) — — Amounts payable to clients 6,236.9 — 6,236.9 (802.9) — 5,434.0 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 222

35 Financial Risk Management Financial risk management objectives The Group’s activities expose it to a number of financial risks including credit risk, market risk and liquidity risk. The Group manages these risks through various control mechanisms and its approach to risk management is both prudent and evolving. Overall responsibility for risk management rests with the Board. Dedicated resources within the Risk Department control and manage the exposures of the Group’s own positions, the positions of its clients and its exposures to its counterparties, within the risk appetite set by the Board. (a) Capital risk management For the purposes of the Group’s capital management, capital comprises issued share capital, AT1 capital, share premium and other equity reserves attributable to the equity holders of the Company, as disclosed in notes 29, 31 and 32. The Group’s objectives when managing capital are to maintain a strong capital base, support the regulatory and operating requirements of its businesses, preserve financial flexibility and deliver returns to shareholders. In managing its capital structure, the Group monitors compliance with financial covenants attached to its interest-bearing borrowings. A breach of these covenants could result in the relevant borrowings becoming repayable on demand. There were no breaches of the financial covenants attached to the Group’s interest-bearing loans and borrowings during the current or prior year. A number of the Group’s material operating subsidiaries are subject to regulatory capital requirements and restrictions. As at 31 December 2025, each such subsidiary maintained capital in excess of its applicable minimum regulatory requirement. The regulatory capital requirements are intended to ensure that regulated entities maintain an adequate capital base relative to the nature and scale of their activities. Regulatory capital management forms part of the Group’s risk governance framework, and is supported by regular monitoring and review to ensure compliance with local regulatory requirements and internal risk appetite limits set by the Board. The Group’s regulated subsidiaries in the United States are subject to oversight by the CFTC and the SEC, whose rules require the maintenance of minimum net capital. Advances to affiliates, repayments of subordinated liabilities, dividend payments, and other equity withdrawals are subject to restrictions under applicable capital rules. In particular, regulatory approval is required before such entities may repay or distribute amounts equal to 10% or more of excess net capital. As at 31 December 2025, the entities had aggregated net capital of $1,187.3m (2024: $742.6m), which included subordinated funding from the Group of $395.0m (2024: $345.0m), and excess net capital of $566.8m (2024: $224.1m). Accordingly, up to $56.7m (2024: $22.4m), being 10% of excess net capital, could be repaid or distributed without prior regulatory approval, while the remaining $510.1m (2024: $201.7m) would be subject to such approval. There were no changes in the Group's objectives, policies or processes for managing capital during the year. (b) Market risk The Group’s activities expose it to financial risks primarily generated through financial (including interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s Agency & Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal. In Agency and Execution, while client transactions are typically matched, market risk may arise due to differences in trade timing or duration. In Market Making, Marex provides liquidity and acts as principal to transactions, with trading portfolios exposed to market movements across the instruments in which Marex makes prices – primarily within the metals, agriculture, energy, and financial securities markets. Hedging and Investment Solutions activities involve market risk stemming from structured products, hedging strategies, and investment-related positions designed to meet client risk management objectives. The Market Risk function is responsible for identifying, measuring, monitoring, and limiting these market risk exposures across all business segments. Through the application of risk limits, controls, and governance frameworks, Market Risk seeks to constrain adverse changes in market prices and thereby limit potential fluctuations in the value of Marex’s trading portfolios. Market risk sensitivity The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk ("VaR"), sensitivity limits and stress testing. VaR is used for Agency & Execution and Market Making with the exception of Darton Group Ltd, Tangent Trading, whilst stress testing is used for Hedging and Investment Solutions business. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 223

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(b) Market risk continued

Value at Risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The VaR model used by the Group is based on the Historical Simulation technique.

The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. The Group recognizes the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions.

Market risk management in the Agency & Execution segment

VaR, risk sensitivity limits and stress testing is used to assess market risk associated with the Agency & Execution segment. The Agency & Execution segment includes the following eleven desks:

	31 December 2025	31 December 2024	
Business	VaR	VaR	Additional risk metrics monitored
European Emerging Bonds	**less than $0.5m**		Stress, GMV, DV01, CS01, Aged Inventory
Equities Market Making	**less than $0.5m**	less than $0.5m	Gross long/short and single name equity delta, FX delta
FX Frontier	**less than $0.5m**	less than $0.5m	FX delta by currency, tenor and book
FX OTC	**less than $0.5m**	less than $0.5m	FX delta by currency, tenor and book
Interest Rate Swaps	**less than $0.5m**	less than $0.5m	PV01 by currency and tenor
U.S. Emerging Corporate Bond	**less than $0.5m**	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Equity Securities Lending	**less than $0.5m**	less than $0.5m	Stress, GMV, DV01
U.S. Fixed Income Corporate Bond	**less than $0.5m**	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Fixed Income Financing Services	**less than $0.5m**	less than $0.5m	Stress, GMV, DV01
Marex Fund (Formerly Volatility Performance Fund)	**less than $0.5m**	less than $0.5m	Equity delta and vega, tenor, FX delta
Winterflood- Equities Market Making	**less than $0.5m**		Gross long/short and single name equity delta, FX delta, DV01

Market risk management in the Market Making segment

VaR, is used to assess market risk associated with the Market Making segment which include the following four desks:

	31 December 2025	31 December 2024	
Business	VaR	VaR	Additional risk metrics monitored
Agricultural	**less than $1.0m**	less than $3.0m	Outright Delta, Delta spreads, Vega
Metals	**less than $2.0m**	less than $2.0m	Outright Delta, Delta spreads, Vega
CSC Commodities	**less than $0.5m**	less than $0.5m	Outright Delta, Delta spreads, Vega
Energy Market Making	**less than $1.5m**	less than $1.0m	Outright Delta, Delta spreads, Vega, Stress

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35 Financial Risk Management continued (b) Market risk continued Market risk management in the Hedging and Investment Solutions segment Stress testing is used to assess market risk associated with the Hedging and Investment Solutions segment. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows: • Commodity risk • Equity risk • Foreign exchange risk • Interest rate risk • Credit spread risk • Digital asset risk Risk sensitivity limits together with scenario stresses are used to manage the market risk for the Hedging and Investment Solutions segment given the inherent complexity of its products. The products traded within this segment gives rise to a number of different market risk exposures, commonly known as the “greeks”, e.g. delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market Risk function. The net equity market risk exposure to customized OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the notional delta measure for the year ending 31 December 2025 was less than $17.0m (2024: less than $8.5m). A notional delta exposure of $17.0m implies that a 1% movement in the underlying equity markets would be expected to result in an approximate income statement impact of $0.17m. Risks on other asset classes are small. Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors. Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been internally validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change. The Group issues products and enters into OTC derivatives trades on cryptocurrencies, primarily Bitcoin, Ethereum, Solana, Ripple and their corresponding exchange-traded funds. (c) Interest rate risk The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures. Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework. The Group’s approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. For further detail on the Group's hedging arrangements, please refer to Note 23. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration. The Group’s objective is to reduce the volatility of net interest income arising from client-driven balances (e.g. cash deposits to meet margin requirements), which can be remunerated on a fixed or floating (spread) basis. Interest rate exposure arises from fixed rate client interest terms, where the corresponding assets yield a floating rate of interest at an exchange, bank account and investments. The Group has entered into a rolling portfolio of interest rate swaps, for a portion of relevant client balances, which are designated as fair value hedges in accordance with the Group accounting policy. The interest rate movements are monitored for potential impact to net interest income ('NII') continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and 3 months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short term rates suggest that movements are usually within a 100 bps range; this is based on a review of Fed Funds rate moves between January 2023 and December 2025 and as such, the Group has considered a movement of 100 bps to be a material scenario over a 3-month period. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 225

35 Financial Risk Management continued (c) Interest rate risk continued The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behavior or related management actions. It is estimated, that as at 31 December 2025, if the relevant short term interest rates had been 100 bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended 31 December 2025 would increase by $34.0m (2024: $17.0m). If the short-term interest rates had been 100 bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended 31 December 2025 would decrease by $34.0m (2024: $17.0m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax. (d) Foreign currency risk The Group’s policy is to minimize volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimize the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy. (e) Credit risk The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to clients and counterparties, some of which have been granted credit lines. The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Risk & Credit Committee (or their authorized delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity. The Group’s exposure to client and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all clients and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Risk & Credit Committee (or their authorized delegates) through a formalized process. Credit quality The Group assesses credit quality using internally developed credit rating models which assign exposures to credit risk grades reflecting the probability of default of the counterparty. These models incorporate borrower-specific financial metrics, behavioral data, industry risk and macroeconomic factors. Where available, external credit ratings from recognised rating agencies are considered as part of the credit assessment process. External ratings are mapped to the Group’s internal rating scale and are used to support model calibration, benchmarking and validation of internal ratings. Internal credit grades are reviewed and updated where necessary to reflect changes in credit risk. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 226

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(e) Credit risk continued

Credit quality continued

The table below reflects the Credit quality of financial assets and does not take into account collateral held.

	FVTPL	FVTOCI	Amortized Cost								Total Financial Assets
			AA and above	AA-	A+	A	A-	BBB+	Lower and unrated	Total Amortized Cost	
2025	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Investments	3.0	25.5	—	—	—	—	—	—	—	—	28.5
Treasury instruments	8.3	—	84.1	67.5	—	320.7	60.9	—	—	533.2	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	—	54.9	75.0	—	—	721.2	226.0	2,419.7	3,496.8	3,496.8
Fixed income securities	97.9	—	—	—	—	—	—	—	0.5	0.5	98.4
Equity instruments	6,924.1	—	—	—	—	—	—	—	—	—	6,924.1
Derivative instruments	2,327.6	12.7	—	—	—	—	—	—	—	—	2,340.3
Stock borrowing	2,858.2	—	—	—	—	—	—	—	—	—	2,858.2
Reverse repurchase agreements	3,117.1	—	—	—	—	—	—	—	—	—	3,117.1
Amounts due from exchanges, clearing houses and other counterparties	—	—	449.0	2,406.5	235.8	286.5	490.0	17.9	425.5	4,311.3	4,311.3
Amounts due from Prime Brokers	—	—	—	8.8	305.0	—	—	—		313.9	313.9
Amounts receivable from clients	169.5	—	—	14.5	0.1	1.2	—	4.1	2,896.3	2,916.2	3,085.7
Settlement balances	—	—	73.6	480.0	1,013.4	—	172.3	—	305.9	2,045.2	2,045.2
Trade debtors	56.6	—	—	—	—	—	—	—	310.8	310.8	367.4
Default funds and deposits	—	—	12.0	294.2	—	67.3	42.8	3.2	—	419.4	419.4
Loans receivable	—	—	—	—	—	—	—	—	283.2	283.2	283.2
Other debtors	—	—	—	—	—	—	—	—	49.8	49.8	49.8
Cash and cash equivalents	—	—	20.6	330.9	2,320.9	183.8	1.6	14.3	9.2	2,881.2	2,881.2
	15,562.3	38.2	694.2	3,677.4	3,875.2	859.5	1,488.8	265.5	6,700.9	17,561.5	33,162.0

227

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01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(e) Credit risk continued

Credit quality continued

	FVTPL	FVTOCI	Amortized Cost								Total Financial Assets
			AA and above	AA-	A+	A	A-	BBB+	Lower and unrated	Total Amortized Cost	
2024	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Investments	—	24.0	—	—	—	—	—	—	—	—	24.0
Treasury instruments	29.7	—	35.5	436.6	124.2	—	—	—	29.8	626.1	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	—	2,136.1	218.2	558.6	—	—	—	—	2,912.9	2,912.9
Fixed income securities	87.7	—	—	—	—	—	—	—	—	—	87.7
Equity instruments	4,678.0	—	—	—	—	—	—	—	—	—	4,678.0
Derivative instruments	1,162.0	1.5	—	—	—	—	—	—	—	—	1,163.5
Stock borrowing	1,781.7	—	—	—	—	—	—	—	—	—	1,781.7
Reverse repurchase agreements	2,490.4	—	—	—	—	—	—	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	116.7	1,726.5	20.8	124.6	599.2	—	536.2	3,124.0	3,124.0
Amounts due from Prime Brokers	—	—	4.6	—	96.9	—	—	—	—	101.5	101.5
Amounts receivable from clients	51.9	—	—	—	0.6	2.0	—	6.1	2,676.5	2,685.2	2,737.1
Settlement balances	—	—	—	21.1	115.7	10.3	6.7	—	440.0	593.8	593.8
Trade debtors	108.7	—	—	—	—	—	—	—	174.8	174.8	283.5
Default funds and deposits	—	—	54.0	336.1	—	57.0	16.3	—	10.7	474.1	474.1
Loans receivable	—	—	—	—	—	—	—	—	89.8	89.8	89.8
Other debtors	—	—	—	—	—	—	—	—	63.0	63.0	63.0
Cash and cash equivalents	—	—	304.7	156.4	1,890.3	3.0	180.0	6.5	15.7	2,556.6	2,556.6
	10,390.1	**25.5**	**2,651.6**	**2,894.9**	**2,807.1**	**196.9**	**802.3**	**12.6**	**4,036.5**	**13,401.8**	**23,817.5**

228

35 Financial Risk Management continued (e) Credit risk continued Concentration risk To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules. Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk Committee. The largest concentration of cash balances as at 31 December 2025 was 56% (2024: 44%) to a UK-based, A+ rated global banking group (2024: UK-based, AA- rated global banking group). The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2025 was 30% to the CME (2024: 26%) and 8% to Eurex (2024: 3% to Eurex). The largest concentration of exposures to treasury instruments is to the United States Government as 100% (2024: 86%) of the instruments are issued by the U.S. Government or a U.S. Government sponsored enterprise. During the year the Group elected to include only direct exposure to Treasury instruments and Reverse Repurchase Agreements which have been pledged or repledged as collateral are no longer included (refer to Note 18 for further detail). Own credit Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognized in other comprehensive income. The changes in own credit risk recognized in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the underlying position matures or terminates. The Group determines its own credit spread regularly based on a model using observable market inputs. Management estimates the own credit spread through using market observable credit spreads of publicly traded debt of the Group and composite credit spreads across the industry. As at 31 December 2025, the cumulative own credit loss was $26.6m (2024: $26.5m). The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.9m (2024: $0.3m). Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.9m (2024: $0.3m) recognized in other comprehensive income. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 229

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(f) Liquidity risk

The Group defines liquidity risk as the risk of not being able to meet current and future cash flow and collateral needs without undue cost or adverse impact on the Group's financial standing. Liquidity risk is assessed and managed under the Internal Capital Adequacy and Risk Assessment (ICARA) process, as required by the UK Investment Firm Prudential Regime (IFPR) under the supervision of the Financial Conduct Authority. The Group also has an internal Liquidity Risk Framework, which supplements and complements the ICARA process.

The Group's main liquidity risk exposures arise from structured products issued under the Financial Product Program, provision of derivative hedging solutions and provision of client clearing services. Market risks arising from structured products are hedged in derivative form and Marex is required to post margin to its hedging counterparties. Structured products in note format also give rise to refinancing risk. Some structured notes (e.g. autocallable notes) have early redemption features which are automatically triggered when predetermined conditions are met. This results in a dynamic maturity profile for a portion of the outstanding structured notes issuance. Client derivative solutions and clearing services also give rise to short-term liquidity risk exposure as Marex is obligated to post margin to clearing houses and hedging counterparties, which may be before receiving margin from clients.

A fundamental pillar of the ICARA is the liquid asset threshold requirement, which is sized according to a daily dynamic liquidity stress testing process. The liquidity stress test considers a combination of market-driven and idiosyncratic scenarios covering the Group's liquidity risk exposures. The effect of structured note early redemption features is monitored as part of the Group's funding metrics and factored into the liquidity stress test. The Group has limits and early warning indicators for its liquidity metrics, including the headroom of liquid assets above the liquidity requirement, which are monitored daily. In the event of a deterioration in liquidity headroom, the Group has access to $380.0m (2024: $275.0m) of committed revolving credit facilities, of which $150m is available to the Group as a whole (note 27(c)), as well as secured borrowing arrangements and a range of liquidity recovery options as set out in the liquidity framework.

Liquidity risk exposures

The following table details the Group's available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:		2025 $m	2024 $m
Amount used	27	**200.0**	152.0
Amount unused	27	**380.0**	275.0
		580.0	427.0

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01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(f) Liquidity risk continued

The following table details the Group's contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	—	4,148.9	—	—	—	4,148.9
Short securities	—	2,215.7	—	—	—	2,215.7
Amounts due to exchanges, clearing houses and other counterparties[1]	378.3	—	—	—	—	378.3
Amounts due to Prime Brokers[1]	733.6	—	—	—	—	733.6
Amounts payable to clients[1]	8,951.7	—	—	—	—	8,951.7
Other creditors[1]	6.6	113.2	10.1	—	—	129.9
Stock lending	5,496.7	—	—	—	—	5,496.7
Settlement balances[1]	—	2,096.4	—	—	—	2,096.4
Short-term borrowings	200.0	—	—	—	—	200.0
Debt securities	—	2,148.2	1,246.1	2,256.8	70.5	5,721.6
Lease liabilities	—	3.1	10.0	75.0	39.5	127.6
Bank overdrafts	67.2	—	—	—	—	67.2
	15,834.1	10,725.5	1,266.2	2,331.8	110.0	30,267.6

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	—	2,305.8	—	—	—	2,305.8
Short securities	—	1,704.6	—	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties[1]	1,218.8	188.0	0.7	—	—	1,407.5
Amounts due to Prime Brokers[1]	1,017.1	—	—	—	—	1,017.1
Amounts payable to clients[1]	6,236.9	—	—	—	—	6,236.9
Other creditors[1]	9.6	96.8	7.3	2.3	—	116.0
Stock lending	4,804.5	147.6	—	—	—	4,952.1
Settlement balances[1]	—	482.3	—	—	—	482.3
Short-term borrowings	—	152.0	—	—	—	152.0
Debt securities	—	1,235.8	883.8	1,434.9	50.0	3,604.5
Lease liabilities	—	3.7	10.3	52.9	37.4	104.3
	13,286.9	6,316.6	902.1	1,490.1	87.4	22,083.1

1. Amounts due to exchanges, clearing houses and other counterparties, amounts due to Prime Brokers, amounts payable to clients, settlement balances and other creditors are aggregated on the consolidated statement of financial position in trade and other payables and disaggregated in note 26.

231

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(f) Liquidity risk continued

Shown below is the Group's contractual maturity for non-derivative financial assets:

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	130.2	—	403.0	8.3	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	3,496.8	—	—	—	3,496.8
Fixed income securities	96.4	—	2.0	—	—	98.4
Equity instruments	6,924.1	—	—	—	—	6,924.1
Stock borrowing	2,858.2	—	—	—	—	2,858.2
Reverse repurchase agreements	—	3,117.1	—	—	—	3,117.1
Amounts due from exchanges, clearing houses and other counterparties[1]	4,311.3	—	—	—	—	4,311.3
Amounts due from Prime Brokers[1]	313.9	—	—	—	—	313.9
Amounts receivable from clients[1]	3,085.7	—	—	—	—	3,085.7
Settlement balances[1]	—	2,045.2	—	—	—	2,045.2
Trade debtors[1]	92.2	263.8	10.9	0.5	—	367.4
Default funds and deposits[1]	—	419.4	—	—	—	419.4
Loans receivable[1]	102.8	13.8	166.6	—	—	283.2
Other debtors[1]	22.1	23.1	1.6	1.2	1.8	49.8
Cash and cash equivalents	2,881.2	—	—	—	—	2,881.2
	20,687.9	9,509.4	181.1	404.7	10.1	30,793.2

1. Both assets and liabilities are included to understand the Group's liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts due from Prime Brokers, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable, settlement balances and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 25.

232

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

35 Financial Risk Management continued

(f) Liquidity risk continued

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	125.6	153.4	277.2	99.6	—	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	2,485.2	402.2	25.5	—	2,912.9
Fixed income securities	75.2	12.5	—	—	—	87.7
Equity instruments	4,464.3	213.7	—	—	—	4,678.0
Stock borrowing	1,577.9	203.7	—	—	—	1,781.6
Reverse repurchase agreements	213.0	2,277.4	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties[1]	3,124.0	—	—	—	—	3,124.0
Amounts due from Prime Brokers[1]	101.5	—	—	—	—	101.5
Amounts receivable from clients[1]	2,737.1	—	—	—	—	2,737.1
Settlement balances[1]	—	593.8	—	—	—	593.8
Trade debtors[1]	60.6	120.9	99.9	2.1	—	283.5
Default funds and deposits[1]	6.9	416.4	4.9	45.9	—	474.1
Loans receivable[1]	63.7	25.7	0.4	—	—	89.8
Other debtors[1]	32.8	24.1	1.5	3.2	1.4	63.0
Cash and cash equivalents	2,556.6	—	—	—	—	2,556.6
	15,139.2	6,526.8	786.1	176.3	1.4	22,629.8

1. Both assets and liabilities are included to understand the Group's liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts due from Prime Brokers, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable, settlement balances and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 25.

The following table details the Group's contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2025:

2025 Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	5 + years $m	Total $m
Assets	—	**1,340.0**	**369.7**	**601.7**	**28.8**	**2,340.3**
Liabilities	—	**(1,129.7)**	**(550.3)**	**(532.0)**	**(41.8)**	**(2,253.8)**
	—	**210.3**	**(180.6)**	**69.7**	**(13.0)**	**86.5**

233

35 Financial Risk Management continued (f) Liquidity risk continued The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2024: 2024 On demand Less than 3 months 3 to 12 months 1 to 5 years 5 + years Total Derivative instruments $m $m $m $m $m $m Assets — 381.4 381.3 396.5 4.3 1,163.5 Liabilities — (357.3) (164.9) (209.3) (20.2) (751.7) — 24.1 216.4 187.2 (15.9) 411.8 Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $2,340.3m (2024: $1,163.5m) and the gross amount of derivative liabilities of $2,253.8m (2024: $751.7m) are presented separately in the Group's statement of financial position. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 234

Marex Group plc – Annual Report 2025

01 – Strategic Report | 02 – Corporate Governance | 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

36 Related Party Transactions

(a) Parent

The Group comprises Marex Group plc and its subsidiaries. Subsidiaries refers to the entities controlled by the Company as disclosed in note 17(b).

(b) Key management personnel

The remuneration paid to key management personnel for their services to the Group was as follows:

	2025 $m	2024 $m
Aggregate wages and salaries	**46.8**	54.9
Short-term monetary benefits	**0.2**	0.2
Defined contribution pension cost	**0.1**	0.1
Management Incentive plan	**30.5**	22.5
	77.6	77.7

Details of Directors' remuneration and interests in shares are disclosed in the 'Directors' remuneration report' on pages 107 to 110.

(c) Key management personnel transactions

In May 2025, the Employee Benefit Trust acquired the beneficial interest in 351,852 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company's Deferred Benefit Plans and Nil Cost Warrants.

In addition to compensation arrangements disclosed above, certain members of key management personnel acquired ordinary shares in the Company during the year through open-market transactions at prevailing market prices. These transactions were conducted on an arm's-length basis and were not part of any share-based payment or incentive arrangements. Management does not consider these transactions to be material related party transactions for the purposes of IAS 24.

(d) Transactions with entities having significant influence over the Group

Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

On 20 October 2020, the Company entered into a Shareholders' Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the '2020 Shareholders' Agreement'). Pursuant to the terms of the 2020 Shareholders' Agreement, the Group paid a management fee of 2.5% of EBITDA each year to a party associated with the (then) ultimate parent company for services provided. The 2020 Shareholders' Agreement ended once the Group became listed and for the year ending 31 December 2024, the Group paid $2.4m under this agreement, recorded within other expenses. However, as the calculation is based on audited full year EBITDA, an additional payment of $0.4m was made during Q1 2025 representing the final adjustments to the fees owed.

Following termination of the 2020 Shareholders' Agreement, a new Shareholder Agreement came into effect between the Company, Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP Investor Limited Partnership (the '2024 Shareholder Agreement'). It did not include the payment of any management fees, but amongst other matters afforded Amphitryon Limited the right to appoint up to two nominee directors to the Board subject to certain ownership thresholds being met. Following disposals of shares during the year, one nominee director was required to resign from the Board in April 2025, and although meeting the shareholding threshold to retain one nominee director, the remaining nominee director also resigned, in May 2025. Amphitryon Limited no longer has representation on the Board and has since irrevocably waived its nomination rights under the 2024 Shareholder Agreement.

Amphitryon Limited and its holding or controlling entities are no longer considered related parties as their ownership fell below 10% in May 2025 and they no longer have Board representation.

With the exception of the above, there were no other transactions during the period or assets and liabilities outstanding as at 31 December 2025 (2024: $nil) with other related parties.

235

Marex Group plc – Annual Report 2025

01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2025

37 Leases

	Right-of-use asset	
	2025 $m	2024 $m
As at 1 January	**59.9**	40.6
Additions during the year	**30.2**	37.9
Incentive of right-of-use asset	**0.1**	(8.4)
Adjustment to initial recognition of right of use asset	**(1.3)**	1.2
Depreciation charged to income statement	**(12.0)**	(10.7)
Impairment of right of use asset	**—**	(0.7)
As at 31 December	**76.9**	59.9

	Lease liability	
	2025 $m	2024 $m
As at 1 January	**77.5**	52.6
Additions during the year	**29.0**	37.9
Interest expense charged to income statement	**5.3**	3.5
Payment of lease liabilities	**(18.0)**	(15.0)
Foreign exchange revaluation	**3.5**	(1.5)
Lease incentive	**—**	—
As at 31 December	**97.3**	77.5

	Lease liability	
	2025 $m	2024 $m
Current liability	**9.9**	10.5
Non-current liability	**87.4**	67.0
As at 31 December	**97.3**	77.5

Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $13.3m (2024: $10.7m). Operating lease expenses for short-term leases amounted to $2.6m (2024: $1.5m).

In 2025, the Group added the 2nd floor to the lease at 155 Bishopsgate, London. The overall liability for Bishopsgate, London is $42.4m (2024: $36.6m).

In 2025 the Group did not recognize an impairment on the leases (2024: $0.7m). In the prior year, impairment losses were recognized over 190 South LaSalle, Chicago ($0.3m), Clark Plaza, New Jersey ($0.1m), Patterson Avenue, Virginia ($0.1m), and 150 Martingale, Chicago ($0.1m).

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position as at 31 December 2025 is 6.60% (2024: 6.45%).

The Group has the following leases that have the option of extension at the end of the lease term:

- Asia Square Towers, Singapore – three years;
- ICBC Tower, Hong Kong – three years;
- 45th Street, New York – five years;
- 88 Philip Street, Sydney - three years

The contractual maturities of lease liabilities as at 31 December are as follows:

	Lease liability	
	2025 $m	2024 $m
1 year	**13.1**	14.0
1 to 5 years	**75.0**	52.9
More than 5 years	**39.5**	37.4
	127.6	104.3
Less: future interest expense	**(30.3)**	(26.8)
	97.3	77.5

236

38 Auditor's Remuneration The analysis of the auditor’s remuneration is as follows: 2025 2024 $m $m Fees payable to the auditor of the Group and their associates for the audit of the annual accounts Audit of the Group’s annual accounts 5.9 4.2 Audit of the Company’s subsidiaries 8.6 5.9 Audit of the Group’s financial statements for the three years 2023, 2022 and 2021 under PCAOB standards for inclusion in an SEC registration — 0.8 Total audit fees payable to the Group’s auditor and their associates 14.5 10.9 Fees payable to other auditors for the audit of the Group's annual accounts — — Fees payable to other auditors for the audit of subsidiaries’ financial statements — — Total audit fees 14.5 10.9 2025 2024 $m $m Fees payable to the auditors of the Group and their associates for other services comprise: Audit-related assurance services 0.6 1.0 Other services 0.5 1.1 Total non-audit fee 1.1 2.1 Audit fees for the Company for the year ended 31 December 2025 and the prior year were paid by another group undertaking. 39 Contingent Liabilities From time to time, the Group’s subsidiaries are engaged in litigation in relation to a variety of matters. In addition, the Group is required to provide information to regulators and other government agencies as part of informal and formal enquiries or market reviews. The Group's reputation may also be damaged by any involvement or the involvement of any of its employees or former employees in any regulatory investigation and by any allegations or findings, even where the associated fine or penalty is not material. As outlined above, in respect of legal matters or disputes for which a provision has not been made, notwithstanding the uncertainties that are inherent in the outcome of such matters, there are no individual matters which are considered to pose a significant risk of material adverse financial impact on the Group's results or net assets. 40 Events after the Balance Sheet Date (a) Interim dividend The Group approved the payment of a dividend of $0.15 per share to be paid on 31 March 2026 to the shareholders on record at the close of business on 16 March 2026. (b) Acquisition of Valcourt SA On 22 October 2025, the Group announced that it had agreed terms to acquire Valcourt SA to enhance the Group's fixed income business. The acquisition will bring a substantial distribution offering which is consistent with the Group's strategy to add new clients and new capabilities to its platform to diversify earnings. The acquisition is subject to regulatory approval and is expected to complete early in the second quarter of 2026; accordingly, the related financial effect cannot currently be reliably estimated. (c) Acquisition of Webb Traders On 6 February 2026, the Group announced that it had agreed terms to acquire Webb Traders to enhance the Group's Market Making business. The acquisition is expected to further enhance Marex’s established Equity Linked Structured Products platform allowing the Group to internalize hedging, enhance profit margins and provide better pricing for clients. The acquisition is subject to regulatory approval and is expected to complete early in the second quarter of 2026, with the related financial effect dependent on completion of the approval process. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2025 237

Assets Non-current assets Investments (B) 7.1 4.5 Investments in subsidiaries (C) 776.9 612.2 Deferred tax (D) 4.4 5.1 Subordinated loans due from group undertakings (E) 55.0 68.2 Total non-current assets 843.4 690.0 Current assets Trade and other receivables (F) 2,757.8 1,777.2 Derivative instruments (G) 58.3 62.1 Cash and cash equivalents 291.4 389.7 Total current assets 3,107.5 2,229.0 Total assets 3,950.9 2,919.0 Liabilities Current liabilities Trade and other payables (H) 293.6 239.7 Derivative instruments (G) 18.0 103.6 Corporation tax 0.2 0.2 Debt securities (I) 1,178.1 835.4 Total current liabilities 1,489.9 1,178.9 Non-current liabilities Debt securities (I) 2,031.5 1,290.9 Total non-current liabilities 2,031.5 1,290.9 Total liabilities 3,521.4 2,469.8 Total net assets 429.5 449.2 2025 2024 Notes $m $m Equity Share capital 29 0.1 0.1 Share premium 29 227.2 202.6 Retained earnings 175.8 186.8 Own shares 30 (58.5) (23.2) Other reserves 32 (12.7) (14.7) Total equity attributable to the ordinary shareholders of the Company 331.9 351.6 Additional Tier 1 capital (AT1) 31 97.6 97.6 Total equity 429.5 449.2 2025 2024 Notes $m $m The Company reported a retained profit for the year ended 31 December 2025 of $34.4m (2024: $25.8m retained loss). Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Company Statement of Financial Position As at 31 December 2025 238

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Company Statement of Changes in Equity and Movements in Reserves

For the Year Ended 31 December 2025

	Share capital $m	Share premium $m	Retained earnings $m	Own Shares $m	Other reserves $m	Equity attributable to the ordinary shareholders of the Company $m	Additional Tier 1 capital (AT1) $m	Total Equity $m
At 1 January 2024	0.1	134.3	264.2	(9.8)	(6.2)	382.6	97.6	480.2
Loss after tax for the period	—	—	(39.1)	—	—	(39.1)	13.3	(25.8)
Gain on revaluation of investments	—	—	—	—	1.0	1.0	—	1.0
Deferred tax on revaluation of investments	—	—	—	—	(0.2)	(0.2)	—	(0.2)
Deferred tax on share based payments	—	—	—	—	0.1	0.1	—	0.1
FVTPL due to own credit risk	—	—	—	—	(12.5)	(12.5)	—	(12.5)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	3.1	3.1	—	3.1
Total comprehensive income for the period	—	—	(39.1)	—	(8.5)	(47.6)	13.3	(34.3)
AT1 dividends paid	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	—	—	(63.8)	—	—	(63.8)	—	(63.8)
Share premium	—	68.3	—	—	—	68.3	—	68.3
Repurchase of own shares	—	—	—	(19.8)	—	(19.8)	—	(19.8)
Fair value of the cash settlement option on the growth shares	—	—	2.3	—	—	2.3	—	2.3
Share-based payments	—	—	29.6	—	—	29.6	—	29.6
Share settlement of share-based awards	—	—	(6.4)	6.4	—	—	—	—
At 31 December 2024 and 1 January 2025	**0.1**	**202.6**	**186.8**	**(23.2)**	**(14.7)**	**351.6**	**97.6**	**449.2**
Profit after tax for the period	—	—	21.1	—	—	21.1	13.3	34.4
Loss on revaluation of investments	—	—	—	—	(0.3)	(0.3)	—	(0.3)
Deferred tax on revaluation of investments	—	—	—	—	0.1	0.1	—	0.1
FVTPL due to own credit risk	—	—	—	—	3.0	3.0	—	3.0
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	(0.7)	(0.7)	—	(0.7)
Total comprehensive income for the period	—	—	21.1	—	2.1	23.2	13.3	36.5
AT1 dividends paid	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	—	—	(42.2)	—	—	(42.2)	—	(42.2)
Share premium	—	24.6	—	(24.6)	—	—	—	—
Repurchase of own shares	—	—	—	(44.1)	—	(44.1)	—	(44.1)
Deferred tax on share based payments	—	—	—	—	(0.1)	(0.1)	—	(0.1)
Share-based payments	—	—	43.5	—	—	43.5	—	43.5
Share settlement of share-based awards	—	—	(33.4)	33.4	—	—	—	—
At 31 December 2025	**0.1**	**227.2**	**175.8**	**(58.5)**	**(12.7)**	**331.9**	**97.6**	**429.5**

239

2025 2024 Notes $m $m Profit / (loss) before tax 34.8 (25.3) Adjustments for non-cash items: Impairment of investments in subsidiaries (C) 0.9 24.8 Share-based compensation expense 7 43.5 29.6 Other non-cash movements including exchange rate movements (0.4) 2.4 Changes in operating assets and liabilities Increase in trade and other receivables (980.6) (581.9) Increase in trade and other payables 53.9 49.1 Net (increase) / decrease in derivative instruments (G) (81.8) 56.1 Increase in equity instruments (B),(C) (168.5) (14.7) Increase in debt securities 1,086.3 875.8 Corporation tax paid — (0.1) Net cash (used in) / from operating activities (11.9) 415.8 Investing activities (Increase)/decrease in subordinated loan receivable (E) 13.2 (8.4) Net cash from / (used in) investing activities 13.2 (8.4) Financing activities Proceeds from issuance of ordinary shares — 73.1 Issuance costs of ordinary shares — (4.8) Purchase of own shares 30 (44.1) (19.8) Dividends paid 11,31 (55.5) (77.1) Net cash used in financing activities (99.6) (28.6) Net (decrease) / increase in cash and cash equivalents (98.3) 378.8 Cash and cash equivalents Cash at banks and on hand and short-term deposits at 1 January 389.7 10.9 (Decrease) / increase in cash (98.3) 378.8 Cash and cash equivalents at 31 December 291.4 389.7 Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Company Statement of Cash Flows For the Year Ended 31 December 2025 240

(A) Company income statement As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its income statement for the year. The Company reported a retained profit for the year ended 31 December 2025 of $34.4m (2024: $25.8m retained loss). (B) Investments 2025 2024 $m $m Cost At 1 January 4.5 3.8 Additions 2.9 — Revaluation (0.3) 0.7 At 31 December 7.1 4.5 Listed investments 2.6 2.4 Unlisted investments 4.5 2.1 At 31 December 7.1 4.5 Investments comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity. The fair value for these investments are based on valuations as disclosed in note 17. During 2025 the Company purchased a minority stake in Ruminant Biotech (“RBT”), a New Zealand- based business that has developed technology to reduce methane emissions from pasture-based livestock. See note 17 of the Group's financial statements for further information. The investment is accounted for as an investment in equity designated at FVTOCI as the Company holds a minority stake without significant influence and it is not held for trading. (C) Investments in subsidiaries 2025 2024 $m $m Cost At 1 January 612.2 633.3 Additions 193.1 14.7 Disposals (27.5) (11.3) Impairment of investment (0.9) (24.5) At 31 December 776.9 612.2 The Company’s investments in subsidiaries are recorded at historic cost less accumulated impairment, in accordance with IAS 27, “Separate Financial Statements”. Investments in subsidiaries are reviewed annually for indicators of impairment if events or changes in circumstances indicate the carrying amount may not be recoverable in accordance with IAS 36, “Impairment of Assets”. When indicators of impairment exist, an estimation of the recoverable amount of the investment is required, and an impairment test is undertaken with key assumptions and sources of estimation in line with those described under note 4 to the Group's Financial Statements. The increase in investment in subsidiaries during the year of $193.1m is driven by the acquisition of Winterflood Securities of $136.9m on 1 December 2025 (see note 12). Other additions consist of capital injections into subsidiaries of the Company. Disposals during the year mainly consist of the transfer of Tangent Trading Holdings Limited to another Group undertaking. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Company Financial Statements For the Year Ended 31 December 2025 241

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2025

(D) Deferred tax

2025	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognized on acquisition $m	(Expensed) to other comprehensive income & equity $m	At 31 December $m
Share-based payments	0.2	—	—	(0.1)	0.1
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	4.9	—	—	(0.6)	4.3
	5.1	—	—	(0.7)	4.4

2024	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognized on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Share-based payments	—	0.1	—	0.1	0.2
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	2.1	—	—	2.8	4.9
	2.1	0.1	—	2.9	5.1

	2025 $m	2024 $m
Deferred tax asset	4.4	5.1
Deferred tax liability	—	—
31 December	4.4	5.1

(E) Subordinated loans due from group undertakings

	2025 $m	2024 $m
Marex Financial[1]	49.6	49.6
Marex Australia Pty Ltd[2]	5.4	18.6
	55.0	68.2

1. The Company extended a subordinated loan of $49.6m to its subsidiary, Marex Financial. The facility has a maturity date of 1 June 2031 with an optional call date of 1 June 2026 and total credit line of $49.6m. The subordinated borrowings are unsecured and carry interest at a fixed rate of 8%.The subordinated borrowings qualify as Tier 2 equity capital under Prudential regulations (Prudential Regulation Authority or 'PRA').
2. The Company extended an unsecured subordinated loan facility of AUD35m ($21.7m) to its subsidiary, Marex Australia Pty Ltd, which has a maturity date of 14 November 2027. Borrowings under the facility amounted to AUD8m ($5.4m) and carry interest at one-month BBSW plus 6.30% per annum. The subordinated borrowings comply with the ASX Clear (Futures) Pty operating rules.

(F) Trade and other receivables

	2025 $m	2024 $m
Amounts due from group undertakings	2,750.9	1,746.5
Amounts due from exchanges, clearing houses and other counterparties	2.4	—
Other tax and social security taxes	1.5	1.4
Loans receivable	0.1	25.8
Other debtors	0.8	—
Prepayments	2.1	3.5
	2,757.8	1,777.2

(i) Ageing of trade debtors

The amount of trade debtors as at 31 December 2025 was $nil (2024: $nil).

The Company's other receivables, consisting of Loans receivable of $0.1m (2024: $25.8m), Other debtors of $0.8m (2024: $nil) and Amounts due from exchanges, clearing houses and other counterparties of $2.4m (2024: $nil) are all aged as current (2024: current) with $nil (2024: $nil) corresponding allowance for loan loss ECL.

(ii) Reconciliation of the movement in impairment allowance

There was no impairment allowance at December 2025 or 2024.

242

(G) Derivative instruments Derivative assets and derivative liabilities comprise the following: Financial assets Financial liabilities 2025 2024 2025 2024 Financial assets $m $m Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships: Agriculture contracts — 0.1 — 0.3 Energy contracts — 1.4 — — Foreign currency contracts — 0.1 — — Precious metal contracts — 1.2 — 1.6 Credit contracts — 2.4 — 3.8 Metal contracts — 25.9 — 67.8 Equity contracts — 5.9 — 0.2 Rates contracts — 1.0 — — Held for trading derivatives that are designated in hedge accounting relationships: Rates contracts 33.4 24.1 18.0 7.1 Foreign currency contracts 24.9 — — 22.8 58.3 62.1 18.0 103.3 (H) Trade and other payables 2025 2024 $m $m Amounts due to group undertakings 223.3 197.3 Amounts payable to clients 56.6 22.7 Amounts payable to exchanges, clearing houses and other counterparties — 0.2 Other creditors 2.6 5.1 Accruals 11.1 14.4 293.6 239.7 Amounts due to group undertakings arise mainly due to cash received in order to facilitate another intercompany loan. The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Company Financial Statements continued For the Year Ended 31 December 2025 243

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2025

(l) Financial instruments

(a) Categories of financial instruments

Financial assets – 2025	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m
Investments	—	7.1	—	7.1
Amounts due from exchanges, clearing houses and other counterparties	—	—	2.4	2.4
Amounts due from group undertakings	—	—	2,750.9	2,750.9
Loans receivable	—	—	0.1	0.1
Other debtors	—	—	0.8	0.8
Subordinated loans due from group undertakings	—	—	55.0	55.0
Derivative instruments	58.3	—	—	58.3
Cash and cash equivalents	—	—	291.4	291.4
	58.3	7.1	3,100.6	3,166.0

Financial assets – 2024	FVTPL $m	FVTOCI $m	Amortized cost $m	Total $m
Investments	—	4.5	—	4.5
Amounts due from group undertakings	—	—	1,746.5	1,746.5
Loans receivable	—	—	25.8	25.8
Subordinated loans due from group undertakings	—	—	68.2	68.2
Derivative instruments	62.1	—	—	62.1
Cash and cash equivalents	—	—	389.7	389.7
	62.1	4.5	2,230.2	2,296.8

Financial liabilities – 2025	FVTPL $m	Amortized cost $m	Total $m
Amounts due to group undertakings	—	223.3	223.3
Amounts payable to clients	—	56.6	56.6
Other creditors	—	2.6	2.6
Derivative instruments	18.0	—	18.0
Debt securities	1,715.0	1,494.6	3,209.6
	1,733.0	1,777.1	3,510.1

Financial liabilities – 2024	FVTPL $m	Amortized cost $m	Total $m
Amounts due to group undertakings	—	197.3	197.3
Amounts payable to clients	—	22.7	22.7
Amounts payable to exchanges, clearing houses and other counterparties	—	0.2	0.2
Other creditors	—	5.1	5.1
Derivative instruments	103.6	—	103.6
Debt securities	1,196.4	929.9	2,126.3
	1,300.0	1,155.2	2,455.2

The table below reflects the credit quality of financial assets and does not take into account collateral held.

	2025 $m	2024 $m
AA-	—	389.1
A+	294.0	2.4
Lower and unrated	2,872.0	1,905.4
	3,166.0	2,296.9

244

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2025

(I) Financial instruments continued

(b) Liquidity risk

The following table details the Company's contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates.

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Amounts due to group undertakings	223.3	—	—	—	—	223.3
Amounts payable to clients	56.6	—	—	—	—	56.6
Other creditors	—	—	2.6	—	—	2.6
Debt securities	—	473.8	704.3	1,995.0	36.5	3,209.6
	279.9	473.8	706.9	1,995.0	36.5	3,492.1

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Amounts due to group undertakings	197.3	—	—	—	—	197.3
Amounts due to exchanges, clearing houses and other counterparties	0.2	—	—	—	—	0.2
Amounts payable to clients	22.7	—	—	—	—	22.7
Other creditors	0.5	1.2	3.4	—	—	5.1
Debt securities	—	381.8	453.6	1,257.8	33.1	2,126.3
	220.7	383.0	457.0	1,257.8	33.1	2,351.6

Shown below is the Company's contractual maturity for non-derivative financial assets:

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Amounts due from exchanges, clearing houses and other counterparties	2.4	—	—	—	—	2.4
Cash and cash equivalents	291.4	—	—	—	—	291.4
Loans receivable	—	0.1	—	—	—	0.1
Other debtors	0.8	—	—	—	—	0.8
Amounts due from group undertakings	2,750.9	—	—	—	—	2,750.9
Subordinated loans due from group undertakings	—	—	—	5.3	49.7	55.0
	3,045.5	0.1	—	5.3	49.7	3,100.6

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Total $m
Cash and cash equivalents	389.7	—	—	—	389.7
Loans receivable	25.8	—	—	—	25.8
Amounts due from group undertakings	1,746.5	—	—	—	1,746.5
Subordinated loans due from group undertakings	—	—	68.2	—	68.2
	2,162.0	—	68.2	—	2,230.2

245

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2025

(l) Financial instruments continued

(b) Liquidity risk continued

The following table details the Company's contractual maturity of derivative financial assets and derivative financial liabilities:

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Assets	—	—	—	58.3	—	58.3
Liabilities	—	—	—	(18.0)	—	(18.0)
	—	—	—	40.3	—	40.3

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Assets	—	3.2	14.7	43.2	0.9	62.1
Liabilities	—	(3.8)	(8.2)	(85.3)	(6.3)	(103.6)
	—	(0.6)	6.5	(42.1)	(5.4)	(41.5)

(c) Fair value measurement

The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2025 and 2024

2025	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:				
Derivative instruments	—	58.3	—	58.3
Financial assets – FVTOCI:				
Investments	2.5	1.7	2.9	7.1
Financial liabilities – FVTPL:				
Derivative instruments	—	(18.0)	—	(18.0)
Debt securities	—	(1,695.9)	(19.1)	(1,715.0)
	2.5	(1,653.9)	(16.2)	(1,667.6)

2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:				
Derivative instruments	—	62.1	—	62.1
Financial assets – FVTOCI:				
Investments	2.3	2.2	—	4.5
Financial liabilities – FVTPL:				
Derivative instruments	—	(103.6)	—	(103.6)
Debt securities	—	(1,196.4)	—	(1,196.4)
	2.3	(1,235.7)	—	(1,233.4)

The following table summarizes the movements in the Level 3 balances during the year.

Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2024: no transfers).

246

(I) Financial instruments continued Fair value measurement continued Reconciliation of Level 3 fair value measurements of financial assets 2025 2024 $m $m Balance at 1 January — 0.1 Transfers out of level 3 — (0.1) Purchases 2.9 — Balance at 31 December 2.9 — Reconciliation of Level 3 fair value measurements of financial liabilities 2025 2024 $m $m Balance at 1 January — 0.7 Purchases 12.9 — Total gains or losses in the period recognized in the income statement: Transfers out of level 3 — (0.7) Market Making revenue 6.2 — Balance at 31 December 19.1 — Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Notes to the Company Financial Statements continued For the Year Ended 31 December 2025 247

Non-IFRS Measures In addition to our results determined in accordance with IFRS Accounting Standards, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS Accounting Standards. Adjusted Profit Before Tax We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations. Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Adjusted Profit Before Tax Margin We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue. Adjusted Profit After Tax Attributable to Common Equity We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons, and (iii) profit attributable to non-controlling interest. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax. Adjusted Return on Equity We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Average Common Equity for the year ended 31 December 2025 and 31 December 2024 is calculated as the average of Common Equity as at 31 December of the prior period, 31 March, 30 June, 30 September and 31 December of the current period. We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Non-IFRS Measures and other KPIs 248

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS Accounting Standards metric is Diluted Earnings per Share. We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results. These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies. These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are: • they do not reflect costs incurred in relation to the acquisitions that we have undertaken; • they do not reflect impairment of goodwill; • they do not reflect certain non-recurring expenses, such as costs associated with the Group’s IPO; • other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and • the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures. The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit after Tax Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is basic earnings per share, (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is diluted earnings per share, and (5) Adjusted Return on Equity from the most directly comparable IFRS Accounting Standards measure, which is return on equity (which is calculated as profit after tax for the period divided by average equity), in each case, for the periods presented below. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Non-IFRS Measures and other KPIs continued 249

Marex Group plc – Annual Report 2025
01 – Strategic Report
02 – Corporate Governance
03 – Financial Statements

Non-IFRS Measures and other KPIs continued

	Year ended 31 December 2025 $m	Year ended 31 December 2024 $m	Year ended 31 December 2023 $m	Year ended 31 December 2022 $m	Year ended 31 December 2021 $m
Profit After Tax	**307.7**	218.0	141.3	98.2	56.5
Loss After Tax from Discontinued Operations	**0.2**	—	—	—	—
Profit After Tax from Continuing Operations	**307.9**	218.0	141.3	98.2	56.5
Taxation charge	**103.7**	77.8	55.2	23.4	13.4
Profit Before Tax from Continuing Operations	**411.6**	295.8	196.5	121.6	69.9
Goodwill impairment charges[1]	—	—	10.7	53.9	—
Bargain purchase gain[2]	**(3.6)**	—	(0.3)	(71.6)	—
Amortization of acquired brands and customer lists[3]	**6.9**	5.5	2.1	1.7	1.0
Activities relating to shareholders[4]	—	2.4	3.1	0.5	—
Employer tax on vesting of the growth shares[5]	—	2.2	—	—	—
Owner fees[6]	**0.4**	2.4	6.0	3.4	2.0
IPO preparation costs[7]	—	8.6	10.1	0.7	6.7
Fair value of the cash settlement option on the growth shares[8]	—	2.3	—	—	—
Public offering of ordinary shares[9]	**1.3**	1.9	—	—	—
Acquisition costs[10]	**1.5**	—	1.8	11.5	—
Adjusted Profit Before Tax	**418.1**	321.1	230.0	121.7	79.6
Tax and tax effect on Adjusting items[11]	**(100.4)**	(76.8)	(54.1)	(23.9)	(13.9)
Profit attributable to AT1 note holders[12]	**(13.3)**	(13.3)	(13.3)	(5.1)	—
Profit attributable to non-controlling interest[13]	**(0.5)**	—	—	—	—
Adjusted Profit After Tax Attributable to Common Equity	**303.9**	231.0	162.6	92.7	65.7
Profit After Tax Margin from Continuing Operations	**15%**	14%	11%	14%	10%
Adjusted Profit Before Tax Margin[14]	**21%**	20%	18%	17%	15%
Basic Earnings per Share ($)[15]	**4.12**	2.96	1.94	n.m.[19]	n.m.[19]
Diluted Earnings per Share ($)[16]	**3.86**	2.72	1.82	n.m.[19]	n.m.[19]
Adjusted Basic Earnings per Share($)[15]	**4.26**	3.34	2.46	n.m.[19]	n.m.[19]
Adjusted Diluted Earnings per Share ($)[16]	**3.99**	3.07	2.31	n.m.[19]	n.m.[19]
Weighted average number of shares	**71,352,867**	69,231,625	66,018,514	n.m.[19]	n.m.[19]
Period end number of shares	**71,738,314**	70,290,886	n.m.[19]	n.m.[19]	n.m.[19]
Common Equity[18]	**1,017.9**	775.6	629.2	523.9	454.4
Adjusted Return on Equity (%)	**30%**	30%	26%	17%	14%

250

Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators: 1. Goodwill impairment charges, presented in impairment of goodwill in the financial statements, in 2023 this relates to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. CGU ("VPF") largely due to declining projected revenue. 2. In 2025 a bargain purchase gain, presented in bargain purchase gain on acquisitions in the financial statements, was recognized from the acquisition of Darton Group Limited. In 2023 and 2022 a bargain purchase gain was recognized as a result of the ED&F Man Capital Markets division acquisition. 3. This represents the amortization charge for the period of acquired brands and customers lists, this is presented in depreciation and amortization in the financial statements. 4. Activities in relation to shareholders, presented in other expenses in the financial statements, primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. 5. Employer tax on vesting of the growth shares, presented in other expenses in the financial statements, represents the Group's tax charge arising from the vesting of the growth shares. 6. Owner fees, presented in other expenses in the financial statements, relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from other expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering. 7. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses. 8. Fair value of the cash settlement option on the growth shares, presented in other expenses in the financial statements, represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognized. 9. Costs relating to the public offerings of ordinary shares by certain selling shareholders, presented in other expenses in the financial statements. 10.Acquisition costs, presented in other expenses in the financial statements, are costs such as legal fees incurred in relation to the business acquisitions of Winterflood in 2025 and in prior years: ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business. 11. Adjusted Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period (2025: 25%; 2024: 26%; 2023: 28%). 12.Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends. 13. Profit attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court. 14.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period. 15.The weighted average numbers of shares used in the calculation for the years ended 31 December 2025, 2024 and 2023 were 71,352,867, 69,231,625 and 66,018,514 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.31 December 2022 and 2021 comparatives have not been restated. 16.The weighted average numbers of diluted shares used in the calculation for the years ended 31 December 2025, 2024 and 2023 were 76,126,884, 75,279,454 and 70,323,467 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split. 31 December 2022 and 2021 comparatives have not been restated. 17.n.m. = not meaningful 18.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended 31 December 2024 and 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year The period end Common Equity balances were: 31 December 2025 $1,166.2m; 31 December 2024 $879.3m; 31 December 2023 $678.3m. 19.Balances are not presented above due to the Group's share reorganization which occurred prior to the Group's IPO in 2024. Key Performance Indicators Throughout this Annual Report, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows: • “FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors. • “Average FTE” means the monthly average number of our full-time equivalents over the period, including permanent employees and contractors. • "Revenue per front-office FTE” means front-office revenue for a given period divided by the average front-office FTE for the same period. • “Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted Profit After Tax Attributable to Common Equity divided by the average FTE for the same period. • “Active clients” means clients that have generated more than $25,000 in revenue for us in a given year. Previously, active clients were calculated as clients that have generated more than $5,000 in revenue for us in a given year. We adjusted the definition beginning in 2025 as it better reflects the Group’s increased scale and have revised the figures presented for 2023 and 2024 to align with the new definition. • “Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period. • “Contracts cleared” means the total number of contracts cleared in a given period. • “Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR. • “Total Shareholder Return” means the total investment return on Marex Group plc shares, including share price performance and dividends paid since the Group's IPO in April 2024. • "Positive Trading Months" means the percentage of months in the period in which our Market Making segment generated positive trading profit. This metric is an indicator of the Group’s risk management and the profitability of our Market Making operations. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Non-IFRS Measures and other KPIs continued 251

APAC Asia Pacific region APM Alternative Performance Measure, i.e. non-IFRS financial measure used by management AT1 Additional Tier 1 Capital Board The Board of Directors of Marex Group plc BPS Basis points (1 bp = 0.01%) CAGR Compound Annual Growth Rate CASS FCA Client Asset Sourcebook CEO Chief Executive Officer CFD Climate-related financial disclosures CFO Chief Financial Officer CFTC Commodity Futures Trading Commission CGU Cash Generating Unit CME Chicago Mercantile Exchange CO2e Carbon dioxide equivalent CODM Chief Operating Decision Maker Company Marex Group plc CRO Chief Risk Officer CRR Capital Requirements Regulation ECL Expected credit loss EIR Effective interest rate EMEA Europe, Middle East, and Africa region EPS Earnings per share ESG Environmental, Social, and Governance ESMA European Securities and Markets Authority EU European Union EU ETS European Union Emissions Trading Scheme EUA European Union Allowance EWRM Enterprise-Wide Risk Management Framework FCA Financial Conduct Authority FIA Futures Industry Association FRC Financial Reporting Council FVLCD Fair value less cost of disposal FVTOCI Fair value through other comprehensive income FVTPL Fair value through profit and loss GHG Greenhouse Gas (emissions) Gross Revenue or simply revenue; statutory revenue Group Marex Group plc and its subsidiaries HK Hong Kong IAS International Accounting Standards IASB International Accounting Standards Board ICARA Internal Capital Adequacy and Risk Assessment ICE Intercontinental Exchange IFPR Investment Firms Prudential Regime IFRS International Financial Reporting Standards KPI Key Performance Indicator kWh Kilowatt hour LME London Metal Exchange LSE London Stock Exchange Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Glossary 252

M&A Mergers and Acquisitions MCM ED&F Man Capital Markets division MiFID II Markets in Financial Instruments Directive MLRO Money Laundering Reporting Officer NFA National Futures Association NII Net interest income Non-operating items For the purpose of calculating APMs certain items are excluded such as: goodwill impairment charges, acquisition costs, bargain purchase gains, owner fees, amortization of acquired brands and customer lists and IPO costs OCI Other comprehensive income OECD organization for Economic Co-operation and Development OFTR Own Funds Threshold Requirement OTC Over the counter PAT Profit after tax PBT Profit before tax PCAOB Public Company Accounting Oversight Board Pillar 1 Minimum capital requirements under CRD IV Pillar 3 Disclosure requirements under CRD IV RCF Revolving Credit Facility REPO Repurchase agreement (a form of short-term borrowing) R-LTIP Retention Long-Term Incentive Plan ROE Return on Equity ROTE Return on Tangible Equity SEC Securities and Exchange Commission SECR Streamlined Energy and Carbon Reporting TCFD Task Force on Climate-related Financial Disclosures Tier 1 capital Primary source of regulatory capital Tier 2 debt Secondary source of regulatory capital Total capital ratio expresses the Group’s capital as a percentage of total risk exposure Total risk exposure calculated in accordance with article 92(3) of CRR (Pillar 1 divided by 8%) UK United Kingdom UKEB UK Endorsement Board US United States of America VaR Value at Risk VER Voluntary Emission Reduction VIU Value in use Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Glossary continued 253

Country of Incorporation England and Wales Legal Form Public limited company Directors R M Pickering S L Ing K N Graf von Schweinitz L K Myers R B Nagioff (resigned 13 May 2025) I T Lowitt C R J Irvin J W Pietrowicz H D P Richards (resigned 25 April 2025) Company Secretary S Linsley Registered Office 155 Bishopsgate, London, EC2M 3TQ Auditor Deloitte LLP 2 New Street Square, London, EC4A 3BZ Principal Banks HSBC Bank plc 8 Canada Square, London, E14 5HQ, United Kingdom BMO Harris N.A. 320 South Canal Street, Chicago, IL 60606, United States Barclays Bank plc 1 Churchill Place, London, E14 5HP, United Kingdom Bank of China Limited, London Branch 1 Lothbury, London EC2R 7DB, United Kingdom Industrial and Commercial Bank of China Limited, London Branch 81 King William Street, London, EC4N 7BG, United Kingdom CITIBANK N.A. London Branch Citigroup Centre 25 Canada Square, London E14 5LB, United Kingdom National Westminster Bank Plc 250 Bishopsgate, London EC2M 4AA, United Kingdom The Bank of New York Mellon 240 Greenwich St. NY, NY 10286, United States JPMorgan Chase Bank NA 383 Madison Avenue, New York, NY 10017, United States Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Company Information 254

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Statements regarding our future results of operations and financial position, growth strategy and opportunities, business and sustainability goals, future potential acquisitions and synergies are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: • subdued commodity market activity or pricing levels; • the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the on-going conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; • changes to the U.S. regulatory regime, including with respect to tariffs; • changes in interest rate levels; • the risk of our clients and their related financial institutions defaulting on their obligations to us; • regulatory, reputational and financial risks as a result of our international operations; • software or systems failure, loss or disruption of data or data security failures; • risks associated with the use of artificial intelligence; • an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; • market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; • the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; • the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; • lack of sufficient financial liquidity; • if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and • significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; as well as the other important factors discussed under the caption “Risk Factors’ in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission, accessible on its website at www.sec.gov and the Investor Relations section of the Company at www.marex.com. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Marex Group plc – Annual Report 2025 01 – Strategic Report 02 – Corporate Governance 03 – Financial Statements Cautionary Statement re Forward-Looking Statements 255

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